As confidentially submitted to the U.S. Securities and Exchange Commission on August 13, 2025. This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission, and all information herein remains strictly confidential.
Registration No. 333-
CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form S-4
REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933
ATAI LIFE SCIENCES LUXEMBOURG S.A.*
(Exact name of registrant as specified in its charter)

Luxembourg	2834	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

ATAI Life Sciences N.V.
Prof. J.H. Bavincklaan 7
1183 AT Amstelveen
The Netherlands
+31 20 793 2536
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
ATAI Life Sciences US Inc.
c/o Industrious NYC
250 West 34th St
New York, New York 10119
+1 332 282 0507
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:

Nathan Ajiashvili, Esq. R. Scott Shean, Esq. Brian Umanoff, Esq. Latham & Watkins LLP 1271 Avenue of the Americas New York, NY 10020 (212) 906-1200	Ryan Barrett, Esq. General Counsel ATAI Life Sciences N.V. Prof. J.H. Bavincklaan 7 1183 AT Amstelveen The Netherlands	David Bakst, Esq. Mayer Brown LLP 1221 Avenue of the Americas New York, NY 10020 (212) 506-2500	Cosmo Feilding-Mellen Beckley Psytech Limited Beckley Park Oxford OX3 9SY England, United Kingdom

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and upon completion of the Redomiciliation described in the enclosed document.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such dates as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.
*
Following the effectiveness of this registration statement and subject to the adoption of certain resolutions by the shareholders of atai Life Sciences N.V. and satisfaction of other conditions, atai Life Sciences Luxembourg S.A., a Luxembourg public limited liability company (société anonyme) (“atai LuxCo”), intends to convert into a corporation incorporated under the laws of the State of Delaware (the “Delaware Conversion”), after which atai LuxCo will continue as an entity under the name “Atai Beckley Inc.,” if the acquisition of Beckley Psytech Limited is consummated, or “Atai Life Sciences Inc.” (“atai Delaware”), if the acquisition is not consummated, and existing shareholders of atai LuxCo would hold shares in atai Delaware rather than in a Luxembourg company.

As used in this registration statement, unless the context requires otherwise, the term “registrant” or “Registrant” refers to (i) atai LuxCo prior to the Delaware Conversion and (ii) atai Delaware immediately following the Delaware Conversion.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
EXPLANATORY NOTE
We are registering herein the shares of common stock of Atai Beckley Inc. or Atai Life Sciences Inc., as applicable, (either of which, depending on whether the acquisition of Beckley Psytech Limited is consummated prior to the completion of the redomiciliation transactions and subject to shareholder approval, as further described herein, shall be the name of the Delaware corporation into which atai Life Sciences Luxembourg S.A., a Luxembourg public limited liability company (société anonyme) (“atai LuxCo”), intends to be converted as described herein) to be held by shareholders of atai Life Sciences N.V. (“atai”) following the consummation of the redomiciliation transactions described herein. Dutch law currently does not facilitate a direct change of legal domicile of a Dutch public limited liability company (such as atai Life Sciences N.V.) to a jurisdiction outside the European Economic Area. As a result, atai as a practical matter intends to first change its legal domicile to Luxembourg, which is a jurisdiction within the European Economic Area that does facilitate a change of legal domicile to a jurisdiction outside the European Economic Area. Such change of jurisdiction is intended to be accomplished via a merger of atai with and into atai LuxCo, with atai LuxCo surviving the merger (the “LuxCo Merger”). Shortly thereafter, atai LuxCo will be converted into a Delaware corporation (the “Delaware Conversion”). We expect the LuxCo Merger and the Delaware Conversion to become effective on the same day. As a result of the steps described above, a holder of ordinary shares of atai will receive in the LuxCo Merger the same number of shares of atai LuxCo that it held in atai prior to the LuxCo Merger (except to the extent such shareholder validly exercises its withdrawal rights under Dutch law), and, as a result of the Delaware Conversion, such shareholder will subsequently become the holder of the same number of shares of common stock of the Delaware corporation named Atai Beckley Inc. or Atai Life Sciences Inc., as applicable (the LuxCo Merger and the Delaware Conversion, collectively, the “Redomiciliation”).
In January 2024, atai made a strategic investment in Beckley Psytech Limited (“Beckley Psytech”), resulting in an approximate one third ownership stake of Beckley Psytech. On June 2, 2025, atai entered into a share purchase agreement, by and among atai, Beckley Psytech and certain selling shareholders of Beckley Psytech, pursuant to which atai agreed to acquire from the shareholders of Beckley Psytech the entire issued share capital of Beckley Psytech not already owned by atai by issuing 105,044,902 ordinary shares (subject to adjustment) in the capital of atai with a nominal value of €0.10 per share to the sellers pursuant to such agreement (the “Acquisition”). The Acquisition and the issuance of securities in connection therewith are subject to shareholder approval by the shareholders of atai.
As a result, this registration statement on Form S-4 contains both a prospectus for the registration of the shares of atai Delaware to be received in the Redomiciliation as well as a proxy statement for the shareholder resolutions to approve the Acquisition (including the issuance of securities in connection therewith), the entry into the LuxCo Merger to effect the Redomiciliation, and certain ancillary resolutions. This registration statement is not for the purpose of registering the issuance of shares to shareholders and, if applicable, certain optionholders of Beckley Psytech as consideration in the Acquisition. If approved by the shareholders of atai, the Acquisition is expected to be consummated prior to the consummation of the Redomiciliation. The Redomiciliation is not contingent on the approval of, or the consummation of, the Acquisition, nor is the consummation of the Acquisition contingent on the approval of, or the consummation of, the Redomiciliation.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

NOTICE AND PROXY STATEMENT/PROSPECTUS
Extraordinary General Meeting of Shareholders
Meeting Date, Time and Location:
   , 2025
    p.m. (Central European Time)
NautaDutilh N.V.
Beethovenstraat 400
1082 PR Amsterdam
The Netherlands

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
The information contained in this document is subject to completion or amendment. A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This document is not an offer to sell these securities and it is not soliciting an offer to buy these securities, nor shall there be any sale of these securities, in any jurisdiction in which such offer, solicitation or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.
SUBJECT TO COMPLETION, DATED August 13, 2025
PRELIMINARY PROXY STATEMENT/PROSPECTUS
Ordinary Shares of atai LuxCo*

Prof. J.H. Bavincklaan 7
1183AT Amstelveen
The Netherlands
EXTRAORDINARY GENERAL MEETING—YOUR VOTE IS VERY IMPORTANT
Dear Shareholders of atai Life Sciences N.V.:
On behalf of the Board of Directors of atai Life Sciences N.V. (“atai,” “we,” “us”, “our” or “the Company”), we are pleased to enclose the accompanying proxy statement/prospectus relating to our proposed acquisition of Beckley Psytech Limited (“Beckley Psytech”) and our proposed redomiciliation transaction, pursuant to which (i) atai will merge with and into atai Life Sciences Luxembourg S.A. (“atai LuxCo”), with atai LuxCo surviving the merger (the “LuxCo Merger”), and (ii) atai LuxCo will subsequently convert (the “Delaware Conversion”) from a Luxembourg public limited liability company (société anonyme) into a corporation incorporated under the laws of the State of Delaware (such corporation, “atai Delaware” and the transactions described under clauses (i) and (ii) collectively, the “Redomiciliation”). We are requesting that you take certain actions as an atai shareholder.
On June 2, 2025, atai entered into a Share Purchase Agreement (as may be amended from time to time, the “Share Purchase Agreement”), providing that atai will acquire from the shareholders of Beckley Psytech (the “Sellers”) the entire issued share capital of Beckley Psytech not already owned by atai (the “Acquisition”), as described in further detail under “The Share Purchase Agreement—Structure of the Acquisition”. As consideration to be paid to the Sellers and, if applicable, certain optionholders of Beckley Psytech, atai will issue an aggregate of 105,044,902 ordinary shares in the capital of atai with a nominal value of €0.10 per share (“Ordinary Shares”), subject to certain adjustments.
Our Ordinary Shares are listed on the Nasdaq Global Market (“Nasdaq”) under the symbol “ATAI.” As a result, we are subject to Rule 5635(a) of the Nasdaq Stock Market Rules, pursuant to which shareholder approval is required prior to the issuance of securities in connection with certain acquisitions of stock or assets of another company where the issuance equals 20% or more of the ordinary shares or voting power outstanding before such issuance. We expect that the Ordinary Shares to be issued pursuant to the Share Purchase Agreement will represent approximately 49.5% of the outstanding Ordinary Shares prior to giving effect to the Acquisition. This percentage exceeds the applicable 20% threshold and therefore shareholder approval of the issuance of Ordinary Shares (the “Share Issuance”) pursuant to the Share Purchase Agreement is required under the Nasdaq Stock Market Rules.
atai is pursuing the Redomiciliation for a number of reasons. In 2024 and 2025, our board of directors (the “Board”) and management team undertook a review of our existing structure and operations, and particularly the jurisdiction of incorporation of the Company. We believe the Redomiciliation will enhance shareholder value over the long-term by simplifying the corporate structure to gain operational and cost efficiencies. See “The Redomiciliation—Background and Reasons for the Redomiciliation.”
To effect the Redomiciliation, (i) atai and atai LuxCo intend to effect the LuxCo Merger and (ii) atai LuxCo will subsequently effect the Delaware Conversion. As a result of the Redomiciliation, a holder of Ordinary Shares will receive in the LuxCo Merger the same number of atai LuxCo Ordinary Shares that it held in atai prior to the LuxCo Merger (except to the extent such atai shareholder validly exercises its withdrawal rights under Dutch law), and, as a result of the Delaware Conversion, such shareholder will subsequently become the holder of the same number of shares of atai Delaware Common Stock.
In connection with the Acquisition and the Redomiciliation, and subject to the consummation of each of the Redomiciliation and the Acquisition, atai LuxCo expects to change its name to “Atai Beckley Inc.” upon consummation of the Delaware Conversion. If the Acquisition is not consummated, but the Redomiciliation is consummated, atai LuxCo expects to change its name to “Atai Life Sciences Inc.” upon consummation of the Delaware Conversion.
*
Following the effectiveness of this registration statement and subject to the adoption of certain resolutions by the shareholders of atai Life Sciences N.V. and satisfaction of other conditions, atai Life Sciences Luxembourg S.A., a Luxembourg public limited liability company (société anonyme) (“atai LuxCo”), intends to convert into a corporation incorporated under the laws of the State of Delaware (the “Delaware Conversion”), after which atai LuxCo will continue as an entity under the name “Atai Beckley Inc.,” if the acquisition of Beckley Psytech Limited is consummated, or “Atai Life Sciences Inc.” (“atai Delaware”), if the acquisition is not consummated, and existing shareholders of atai LuxCo would hold shares in atai Delaware rather than in a Luxembourg company. As used in this registration statement, unless the context requires otherwise, the term “registrant” or “Registrant” refers to (i) atai LuxCo prior to the Delaware Conversion and (ii) atai Delaware immediately following the Delaware Conversion.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
Before the Acquisition and the Redomiciliation can be completed, atai shareholders must vote to approve, among other things, the Acquisition and the other transactions contemplated by the Share Purchase Agreement, including the Share Issuance, and resolve to enter into the LuxCo Merger. atai is sending you this proxy statement/prospectus to ask you to vote in favor of these matters. The Redomiciliation is not contingent on the approval of, or the consummation of, the Acquisition, nor is the consummation of the Acquisition contingent on the approval of, or the consummation of, the Redomiciliation.
Specifically, at the Extraordinary General Meeting, holders of Ordinary Shares will be asked to vote on the following proposals:
1.
Proposal 1: to approve, subject to the adoption of each of (A) the Share Issuance Proposal, (B) the Governing Documents Proposal and (C) the Director Nominee Proposals (each as defined below), also within the meaning of Section 2:107a of the Dutch Civil Code, the consummation of the Acquisition by atai in accordance with the terms of the Share Purchase Agreement (the “Acquisition Proposal”) (voting item)

2.
Proposal 2: to approve, subject to the adoption of each of (A) the Acquisition Proposal, (B) the Governing Documents Proposal and (C) the Director Nominee Proposals, for purposes of complying with the applicable provisions of Nasdaq Listing Rule 5635(a), the issuance of Ordinary Shares in connection with the Acquisition, pursuant to the terms of the Share Purchase Agreement (the “Share Issuance Proposal”) (voting item)

3.
Proposal 3A: to appoint, subject to the adoption of each of (A) the Acquisition Proposal, (B) the Governing Documents Proposal and (C) the Share Issuance Proposal, Mr. Cosmo Feilding-Mellen as a non-executive director of the Company (voting item)

4.
Proposal 3B: to appoint, subject to the adoption of each of (A) the Acquisition Proposal, (B) the Governing Documents Proposal and (C) the Share Issuance Proposal, Dr. Robert Hershberg as a non-executive director of the Company (together with Proposal 3A, the “Director Nominee Proposals”) (voting item)

5.
Proposal 4: to resolve upon, subject to the adoption of each of (A) the Acquisition Proposal, (B) the Director Nominee Proposals and (C) the Share Issuance Proposal, the amendment to the Company’s articles of association to effect the change of the Company’s name pursuant to and as contemplated by the Deed of Amendment I (as defined hereafter) (the “Governing Documents Proposal”) (voting item)

6.
Proposal 5: to resolve upon entering into the LuxCo Merger in accordance with the merger plan prepared by the Board and the atai LuxCo board of directors, dated    , following which the Delaware Conversion is expected to be effected, whereby, following the Delaware Conversion, the Proposed Charter and Proposed Bylaws, copies of which are attached to this proxy statement/prospectus as Annexes J-1 and J-2, respectively, will come into effect (the “Redomiciliation Proposal”) (voting item)

7.
Proposal 6: to resolve upon the amendment to the Company’s articles of association in connection with the LuxCo Merger to include a formula on the basis of which cash compensation to atai’s shareholders who validly exercise their withdrawal right in connection with the LuxCo Merger can be readily determined (the “Redomiciliation Withdrawal Rights Proposal”) (voting item)

8.
Proposal 7: to resolve upon the amendment to the Company’s articles of association in connection with the LuxCo Merger to convert Ordinary Shares into a separate class of B shares if and to the extent atai shareholders exercise their withdrawal right under Dutch law in connection with the LuxCo Merger (the “Redomiciliation Share Conversion Proposal”) (voting item)

Each proposal is more fully described in the accompanying proxy statement/prospectus, which you are encouraged to read carefully.
atai shareholders are entitled to one vote per Ordinary Share held on    , 2025 (the “Record Date”) on all matters to be presented at the Extraordinary General Meeting.
The Extraordinary General Meeting will be held at the offices of NautaDutilh N.V., Beethovenstraat 400, 1082 PR Amsterdam, the Netherlands, at     p.m. (Central European Time) on    , 2025. Our Extraordinary General Meeting will be a “hybrid” meeting of shareholders, meaning that you may attend the Extraordinary General Meeting either via the Internet at www.virtualshareholdermeeting.com/ATAI2025SM by following the instructions set

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
forth below or in person. The Board recommends that atai shareholders vote “FOR” each of the Acquisition Proposal, the Share Issuance Proposal, the Director Nominee Proposals, the Governing Documents Proposal, the Redomiciliation Proposal, the Redomiciliation Withdrawal Rights Proposal and the Redomiciliation Share Conversion Proposal.
The adoption of each of the Acquisition Proposal, the Share Issuance Proposal, the Director Nominee Proposals and the Governing Documents Proposal is a condition to completion of the Acquisition and the Acquisition cannot be completed unless such approvals are obtained. In the event atai shareholders do not approve each of these proposals, atai will be required to pay a termination fee as described in further detail under “The Share Purchase Agreement—Termination; Notice of Termination.” The obligations of the parties to complete the Acquisition are subject to the satisfaction or waiver of a number of conditions set forth in the Share Purchase Agreement, a copy of which is attached as Annex A to the accompanying proxy statement/prospectus.
The adoption of each of the Redomiciliation Proposal and the Redomiciliation Withdrawal Rights Proposal is a condition to completion of the Redomiciliation and the Redomiciliation cannot be completed unless such approval is obtained.
The accompanying proxy statement/prospectus describes the Extraordinary General Meeting, the proposals to be considered thereat, the Acquisition (including the Share Issuance), the Share Purchase Agreement, the Redomiciliation and the other transactions, documents and agreements related to the Acquisition (including the Share Issuance) and the Redomiciliation. It also contains or references information about atai and Beckley Psytech and certain related agreements and matters. Please carefully read the entire accompanying proxy statement/prospectus (and the documents incorporated herein by reference), including the section entitled “Risk Factors” beginning on page 23, for a discussion of the risks relating to the Acquisition, the Combined Group, atai and Beckley Psytech, and the Redomiciliation. You also can obtain information about atai from documents filed with the SEC. Please see the section entitled “Where You Can Find More Information” beginning on page 214 of the accompanying proxy statement/prospectus for how you may obtain such information.

Sincerely,

Christian Angermayer,
Chairman

Srinivas Rao,
Chief Executive Officer

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued in connection with the Acquisition or the Redomiciliation described in the accompanying proxy statement/prospectus or determined if the accompanying proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.
Our Ordinary Shares are listed on Nasdaq under the symbol “ATAI”. We will seek, and expect to receive, approval from Nasdaq to list the atai Delaware Common Stock under the same symbol after the Redomiciliation.
The accompanying proxy statement/prospectus is dated    , 2025 and is first being mailed to atai shareholders of record on or about such date.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

  , 2025
NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
To Be Held   , 2025
The Extraordinary General Meeting of Shareholders (the “Extraordinary General Meeting”) of atai Life Sciences N.V., a public limited liability company (naamloze vennootschap) incorporated under the laws of the Netherlands (the “Company” or “atai”), will be held at the offices of NautaDutilh N.V., Beethovenstraat 400, 1082 PR Amsterdam, the Netherlands, at    p.m. (Central European Time) on   , 2025. Our Extraordinary General Meeting will be a “hybrid” meeting of shareholders, meaning that you may attend the Extraordinary General Meeting either via the Internet at www.virtualshareholdermeeting.com/ATAI2025SM by following the instructions set forth below or in person. We believe this virtual attendance alternative enables increased shareholder participation from locations around the world. We recommend that you log in a few minutes before the Extraordinary General Meeting to ensure you are logged in when the Extraordinary General Meeting starts.
Shareholders may attend the Extraordinary General Meeting either virtually, by visiting www.virtualshareholdermeeting.com/ATAI2025SM and entering your 16-digit control number, or in person.
The agenda for the Extraordinary General Meeting is as follows:
1.	Opening
2.
Proposal 1: to approve, subject to the adoption of each of (A) the Share Issuance Proposal, (B) the Governing Documents Proposal and (C) the Director Nominee Proposals (each as defined below), also within the meaning of Section 2:107a of the Dutch Civil Code, the consummation of the acquisition by atai from the shareholders of Beckley Psytech Limited (“Beckley Psytech”) the entire issued share capital of Beckley Psytech not already owned by atai (the “Acquisition”) in accordance with the terms of that certain Share Purchase Agreement, dated as of June 2, 2025 (as may be amended from time to time, the “Share Purchase Agreement”) (the “Acquisition Proposal”) (voting item)

3.
Proposal 2: to approve, subject to the adoption of each of (A) the Acquisition Proposal, (B) the Governing Documents Proposal and (C) the Director Nominee Proposals, for purposes of complying with the applicable provisions of Nasdaq Listing Rule 5635(a), the issuance of ordinary shares in atai’s capital (“Ordinary Shares”) in connection with the Acquisition, pursuant to the terms of the Share Purchase Agreement (the “Share Issuance Proposal”) (voting item)

4.
Proposal 3A: to appoint, subject to the adoption of each of (A) the Acquisition Proposal, (B) the Governing Documents Proposal and (C) the Share Issuance Proposal, Mr. Cosmo Feilding-Mellen as a non-executive director of the Company (voting item)

5.
Proposal 3B: to appoint, subject to the adoption of each of (A) the Acquisition Proposal, (B) the Governing Documents Proposal and (C) the Share Issuance Proposal, Dr. Robert Hershberg as a non-executive director of the Company (together with Proposal 3A, the “Director Nominee Proposals”) (voting item)

6.
Proposal 4: to resolve upon, subject to the adoption of each of (A) the Acquisition Proposal, (B) the Director Nominee Proposals and (C) the Share Issuance Proposal, the amendment to the Company’s articles of association to effect the change of the Company’s name pursuant to and as contemplated by the Deed of Amendment I (as defined hereafter) (the “Governing Documents Proposal”) (voting item)

7.
Proposal 5: to resolve upon entering into the merger of atai with and into atai Life Sciences Luxembourg S.A. (“atai LuxCo”), with atai LuxCo surviving the merger (the “LuxCo Merger”), in accordance with the merger plan prepared by the Board and the atai LuxCo board of directors, dated   , 2025, following

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
which the Delaware Conversion is expected to be effected, whereby, following the Delaware Conversion, the Certificate of Incorporation and Bylaws, copies of which are attached to this proxy statement/prospectus as Annexes J-1 and J-2, respectively, will come into effect (the “Redomiciliation Proposal”) (voting item)
8.
Proposal 6: to resolve upon the amendment to the Company’s articles of association in connection with the LuxCo Merger to include a formula on the basis of which cash compensation to atai’s shareholders who validly exercise their withdrawal right in connection with the LuxCo Merger can be readily determined (the “Redomiciliation Withdrawal Rights Proposal”) (voting item)

9.
Proposal 7: to resolve upon the amendment to the Company’s articles of association in connection with the LuxCo Merger to convert Ordinary Shares into a separate class of B shares if and to the extent atai shareholders exercise their withdrawal right under Dutch law in connection with the LuxCo Merger (the “Redomiciliation Share Conversion Proposal”) (voting item)

10.	Closing
No business shall be voted on at the Extraordinary General Meeting, except such items as included in the above mentioned agenda. These items of business are described in the enclosed proxy statement/prospectus.
The “Board has unanimously approved the Share Purchase Agreement, the Acquisition and the issuance of Ordinary Shares pursuant to the Share Purchase Agreement, and the Redomiciliation. The Board unanimously recommends that atai shareholders vote “FOR” the Acquisition Proposal, the Share Issuance Proposal, the Director Nominee Proposals, the Governing Documents Proposal, the Redomiciliation Proposal, the Redomiciliation Withdrawal Rights Proposal and the Redomiciliation Share Conversion Proposal.
The record date for the Extraordinary General Meeting in respect of our Ordinary Shares is   , 2025 (the “Record Date”). Those who are holders of our Ordinary Shares, or who otherwise have voting rights and/or meeting rights with respect to our Ordinary Shares, on the Record Date, provided that they are recorded as such in our shareholders’ register or in the register maintained by our U.S. transfer agent, may attend and, if relevant, vote at the Extraordinary General Meeting (the “Persons with Meeting Rights”).
Persons with Meeting Rights who wish to attend the Extraordinary General Meeting, virtually or in person, or be represented by proxy, must notify us of their identity and intention to attend the Extraordinary General Meeting by e-mail (addressed to shareholdermeeting@atai.com) or in writing (addressed to atai Life Sciences N.V., Corporate Secretary, Prof. J.H. Bavincklaan 7, 1183 AT Amstelveen, the Netherlands). This notice must be received by us no later than 5:00 p.m. (Central European Time) on   , 2025. Persons with Meeting Rights who have not complied with this requirement may be refused attendance at the Extraordinary General Meeting. Persons with Meeting Rights may be represented at the Extraordinary General Meeting through the use of a written or electronically recorded proxy. Holders who hold Ordinary Shares in “street name” who wish to attend the Extraordinary General Meeting should present a copy of their “legal proxy” or “instrument of proxy” obtained from your broker, bank, or other holder of record upon entry to the Extraordinary General Meeting, failing which such holder concerned may be refused entry to the Extraordinary General Meeting. We have also provided information regarding how shareholders can engage during the Extraordinary General Meeting, including how they can vote, ask questions, request technical support and access information following the Extraordinary General Meeting within the enclosed proxy statement/prospectus.
If you have questions concerning the Acquisition Proposal, the Share Issuance Proposal, the Director Nominee Proposals, the Governing Documents Proposal, the Redomiciliation Proposal, the Redomiciliation Withdrawal Rights Proposal, the Redomiciliation Share Conversion Proposal, the Extraordinary General Meeting or the proxy statement/prospectus, would like additional copies or need help voting your Ordinary Shares, please contact Innisfree M&A Incorporated, atai’s proxy solicitor, by calling 877-750-0926 (U.S. and Canada toll-free), 412-232-3651 (international) or 212-750-5833 (banks and brokers).
The accompanying proxy statement/prospectus provides you with more specific information concerning the Acquisition Proposal, the Share Issuance Proposal, the Director Nominee Proposals, the Governing Documents Proposal, the Redomiciliation Proposal, the Redomiciliation Withdrawal Rights Proposal and the terms of the Share Purchase Agreement, the Acquisition and the Redomiciliation. We encourage you to carefully read the accompanying proxy statement/prospectus and accompanying annexes.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
It is important that your shares be represented, regardless of the number of shares you may hold and whether you plan to attend in person. The Acquisition cannot be completed unless atai’s shareholders adopt the Acquisition Proposal, the Share Issuance Proposal, the Director Nominee Proposals, and the Governing Documents Proposal, and the Redomiciliation cannot be completed unless atai’s shareholders adopt the Redomiciliation Proposal and the Redomiciliation Withdrawal Rights Proposal. We urge you to vote your shares or to submit your proxy. Proxies may be submitted up until    a.m. Central European Time on   , 2025 (the “Cut-off Time”) via a toll-free telephone number (call +1-800-690-6903) or over the Internet (visit www.proxyvote.com), as described in further detail in the enclosed materials, or by signing, dating and mailing the proxy card in the enclosed return envelope. Voting your shares or submitting your proxy, as applicable, will be important for the presence of a quorum at the Extraordinary General Meeting and will save us the expense of further solicitation. Submitting a proxy will not prevent you from voting your shares at the Extraordinary General Meeting if you desire to do so, as your proxy is revocable at your option.

By Order of the Board

Ryan Barrett,
General Counsel and Corporate Secretary

The Netherlands
, 2025

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS
FOR THE SHAREHOLDER MEETING TO BE HELD ON   , 2025
This proxy statement/prospectus is available at

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
IMPORTANT VOTING INFORMATION
If you owned Ordinary Shares at the close of business on    , 2025, you are entitled to one vote per share upon each matter presented at our Extraordinary General Meeting to be held on    , 2025. In order for shareholders whose shares were held in an account at a brokerage firm, bank or other nominee (i.e., in “street name”) as of    , 2025, to vote their shares at the Extraordinary General Meeting, they will need to obtain a legal proxy from the broker, bank or other nominee that holds their shares authorizing them to vote at the Extraordinary General Meeting.
If you hold shares in “street name,” unless you provide specific instructions by completing and returning the voting instruction form or following the instructions provided to you to vote your shares via telephone or the Internet, your broker may not vote on the matters to be considered at the Extraordinary General Meeting. For your vote to be recognized, you will need to communicate your voting decisions to your broker, bank or other nominee at least one business day prior to the date of the Extraordinary General Meeting.
YOUR VOTE IS IMPORTANT
Your vote is important. The Board strongly encourages you to exercise your right to vote. Voting early helps ensure that we receive a quorum of shares necessary to hold the Extraordinary General Meeting.
QUESTIONS
If you have any questions about the proxy voting process, please contact Innisfree M&A Incorporated, atai’s proxy solicitor, by calling 877-750-0926 (U.S. and Canada toll-free), 412-232-3651 (international) or 212-750-5833 (banks and brokers).
ADDITIONAL INFORMATION
This proxy statement/prospectus incorporates by reference important business and financial information about atai from other documents that are not included in or delivered with this proxy statement/prospectus. For a listing of the documents incorporated by reference into this proxy statement/prospectus, see the section entitled “Where You Can Find More Information” beginning on page 214.
You may request copies of this proxy statement/prospectus and any of the documents incorporated by reference herein, exclusive of exhibits, without charge, upon written or oral request to atai’s principal executive offices. A reasonable fee will be charged for copies of exhibits. The address of our principal executive office is listed below.
atai Life Sciences N.V.
Attention: Corporate Secretary
Prof. J.H. Bavincklaan 7, 1183 AT Amstelveen
The Netherlands
If you would like to request any of the atai documents that are incorporated by reference into this proxy statement/prospectus, please do so by    , 2025 in order to receive them before the Extraordinary General Meeting.
You may also obtain any of the documents incorporated by reference into this proxy statement/prospectus without charge through the SEC’s website at www.sec.gov. You also may access this proxy statement/prospectus     and at    . In addition, you may access our Annual Report on Form 10-K for the year ended December 31, 2024 and Quarterly Reports on Form 10-Q for any subsequent interim period at www.atai.com.
We are not incorporating the contents of the websites of the SEC, atai or any other entity into this proxy statement/prospectus. We are providing the information about how you can obtain certain documents that are incorporated by reference into this proxy statement/prospectus at these websites only for your convenience.
CONVENTIONS WHICH APPLY TO THIS PROXY STATEMENT/PROSPECTUS
In this proxy statement/prospectus, unless otherwise specified or the context otherwise requires: “$,” “USD” and “U.S. dollar” each refer to the United States dollar and “£,” and “GBP” each refer to the British pound sterling.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
IMPORTANT INFORMATION ABOUT GAAP, NON-GAAP, IFRS AND NON-IFRS FINANCIAL MEASURES
atai’s financial statements incorporated by reference or included, as applicable, in this proxy statement/prospectus have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) for financial information and pursuant to the rules and regulations of the SEC.
Beckley Psytech’s financial statements included in this proxy statement/prospectus have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (the “IFRS”).
This proxy statement/prospectus include certain references to financial measures that were not prepared in accordance with GAAP or IFRS. atai believes that the presentation of non-GAAP or non-IFRS results, as applicable, is useful to investors for analyzing atai and Beckley Psytech’s respective business and business trends and comparing performance to prior periods, along with enhancing investors’ ability to view the atai or Beckley Psytech results, as applicable, from management’s perspective. The presentation of this additional information should not be considered a substitute for results prepared in accordance with GAAP or IFRS. The presentation of this non-GAAP or non-IFRS information is not meant to be considered in isolation or as a substitute for atai’s or Beckley Psytech’s consolidated financial results prepared in accordance with GAAP or IFRS, respectively.
TRADEMARKS, SERVICE MARKS AND TRADE NAMES
Solely for convenience, some of the trademarks, service marks, logos and trade names referred to in this proxy statement/prospectus are presented without the ® and ™ symbols, but such references are not intended to indicate, in any way, that atai or Beckley Psytech, as applicable, will not assert, to the fullest extent under applicable law, atai’s or Beckley Psytech’s rights or the rights of the applicable licensors to these trademarks, service marks and trade names.

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CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

Annex D-1: Form of Voting Agreement
Annex D-2: Apeiron Voting Agreement
Annex E: Lock-Up Agreement
Annex F: Shareholders Rights Agreement
Annex G-1: Deed of Amendment I
Annex G-2: Deed of Amendment I (English Translation)
Annex H-1: Deed of Amendment II
Annex H-2: Deed of Amendment II (English Translation)
Annex I-1: Deed of Amendment III
Annex I-2: Deed of Amendment III (English Translation)
Annex J-1: Form of Certificate of Incorporation of atai Delaware
Annex J-2: Form of Bylaws of atai Delaware
Annex K: Merger Plan
Annex L: Withdrawal Request Form

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
DEFINED TERMS
“Apeiron” means Apeiron Investment Group Ltd.
“Apeiron Voting Agreement” means the voting agreement entered into by and among Beckley Psytech, atai and Apeiron concurrently with the execution of the Share Purchase Agreement, a copy of which is attached as Annex D-2 to this proxy statement/prospectus.
“Articles of Association” means atai’s articles of association, as amended, dated as of June 25, 2025.
“atai” means atai Life Sciences N.V., a public company with limited liability (naamloze vennootschap) incorporated under Dutch law.
“atai Delaware” means Atai Beckley Inc. or Atai Life Sciences Inc., as applicable, a Delaware corporation.
“atai Delaware Common Stock” means the shares of common stock of atai Delaware.
“atai Delaware Proposed Organizational Documents” means the Proposed Charter and Proposed Bylaws.
“atai LuxCo” means atai Life Sciences Luxembourg S.A., a Luxembourg public limited liability company (société anonyme).
“atai LuxCo Board” means the board of directors of atai LuxCo.
“atai LuxCo Ordinary Share” means an ordinary share in the capital of atai LuxCo.
“Acquisition” means the acquisition by atai from the Sellers of the entire issued share capital of Beckley Psytech not already owned by atai pursuant to and in accordance with the terms of the Share Purchase Agreement.
“Acquisition Proposal” means the approval, subject to the adoption of each of (A) the Share Issuance Proposal, (B) the Governing Documents Proposal and (C) the Director Nominee Proposals (each as defined below), also within the meaning of Section 2:107a of the DCC, of the consummation of the Acquisition by atai in accordance with the terms of the Share Purchase Agreement.
“Beckley Carve-Out Steps Plan” means the steps plan for the Beckley Carve-Out in agreed form pursuant to the Share Purchase Agreement, or such amended version as may be agreed by the Seller Representative and atai from time to time.
“Beckley Carve-Out” means the reorganization involving the carve-out of Eleusis from the Pre-Carve-Out Beckley Group, as described in the Beckley Carve-Out Steps Plan.
“Beckley Group” means Beckley Psytech and its subsidiaries (excluding Eleusis and its subsidiaries).
“Beckley Founders” means Cosmo Feilding-Mellen and Michael Norris.
“Beckley Optionholders” means the holders of Beckley Options.
“Beckley Options” means the options over ordinary shares in Beckley Psytech.
“Beckley Psytech” means Beckley Psytech Limited.
“Beckley Shares” means the entire issued share capital of Beckley Psytech other than the shares held by atai.
“Board” means the board of directors of atai.
“Business Day” means any day other than a Saturday, Sunday or public holiday in the City of London, England; Berlin, Germany; Amsterdam, The Netherlands; or New York, United States of America.
“Buyer Share Price” means the higher of (i) the VWAP for the period commencing January 1, 2025 to the date falling ten Business Days prior to the date of atai’s general meeting where Shareholder Approval is adopted (the “Reference Date”); or (ii) the VWAP for the 30-day period prior to the Reference Date.
“Cash Compensation” has the meaning as set out in “The Redomiciliation—Withdrawal Mechanism.”
“Closing” means the closing of the Acquisition.
“CMS” means CMS Cameron McKenna Nabarro Olswang LLP, counsel to Beckley Psytech.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
“Combined Group” means atai (prior to the LuxCo Merger) or atai LuxCo (following the LuxCo Merger) or atai Delaware (following the Delaware Conversion), as applicable, and its subsidiaries, including the Beckley Group, following Closing.
“Consideration Shares” means 105,044,902 newly issued, unregistered Ordinary Shares to be issued to the Sellers and, if applicable, certain optionholders of Beckley Psytech, subject to certain adjustments, pursuant to and in accordance with the Share Purchase Agreement.
“Deed of Amendment I” means the deed of amendment to the Articles of Association in the form attached to this proxy statement/prospectus as Annex G-1 (English translation attached as Annex G-2).
“Deed of Amendment II” means the deed of amendment to the Articles of Association in the form attached to this proxy statement/prospectus as Annex H-1 (English translation attached as Annex H-2).
“Deed of Amendment III” means the deed of amendment to the Articles of Association in the form attached to this proxy statement/prospectus as Annex I-1 (English translation attached as Annex I-2).
“DCC” means the Dutch Civil Code (Burgerlijk Wetboek), as amended from time to time.
“Delaware Conversion” has the meaning as set out in “The Redomiciliation—Steps of the Redomiciliation”.
“Delaware Conversion Effective Time” has the meaning as set out in “The Redomiciliation—Steps of the Redomiciliation”.
“Director Nominee Proposals” means the appointment, subject to the adoption of each of (A) the Acquisition Proposal, (B) the Governing Documents Proposal and (C) the Share Issuance Proposal, of each of Mr. Cosmo Feilding-Mellen and Dr. Robert Hershberg as non-executive directors of atai.
“Eleusis” means Eleusis Holdings Limited, a wholly-owned subsidiary of Beckley Psytech.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Extraordinary General Meeting” means the extraordinary meeting of atai shareholders to be held at the offices of NautaDutilh N.V., Beethovenstraat 400, 1082 PR Amsterdam, the Netherlands, at    p.m. (Central European Time) on    , 2025 to which this proxy statement/prospectus relates.
“Fairness Opinion” means the opinion letter delivered by Guggenheim Securities, dated June 2, 2025, a copy of which is attached as Annex B of this proxy statement/prospectus.
“Formula” has the meaning as set out in “The Redomiciliation—Withdrawal Mechanism”.
“GAAP” means United States generally accepted accounting principles.
“Governing Documents Proposal” means the amendment, subject to the adoption of each of (A) the Acquisition Proposal, (B) the Director Nominee Proposals and (C) the Share Issuance Proposal, of the Articles of Association to change atai’s name pursuant to and as contemplated by the Deed of Amendment I.
“Guggenheim Securities” means Guggenheim Securities, LLC.
“HMRC” means HM Revenue & Customs.
“Innisfree” means Innisfree M&A Incorporated.
“June PIPE Financing” means the purchase, pursuant to certain subscription agreements dated as of June 2, 2025, by the June PIPE Investors of 9,993,341 Ordinary Shares for a purchase price of $1.84 per share and a pre-funded warrant to purchase 6,311,006 Ordinary Shares with an exercise price of $0.01, for a purchase price of $1.84 per Ordinary Share underlying the pre-funded warrant less the exercise price for the pre-funded warrant of $0.01 per share.
“June PIPE Investors” means Adage Capital Partners LP and Ferring Ventures S.A.
“July PIPE Financing” means the purchase, pursuant to certain subscription agreements dated as of July 1, 2025, by the July PIPE Investors of 18,264,840 Ordinary Shares for a purchase price of $2.19 per share and a pre-funded warrant to purchase 4,566,210 Ordinary Shares with an exercise price of $0.01, for a purchase price of $2.19 per Ordinary Share underlying the pre-funded warrant less the exercise price for the pre-funded warrant of $0.01 per share.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
“July PIPE Investors” means Ferring Ventures S.A., Apeiron and certain other investors.
“Latham & Watkins” means Latham & Watkins LLP, counsel to atai.
“Lock-Up Agreement” means the Lock-Up Agreement, dated June 2, 2025, by and between atai and Apeiron, a copy of which is attached as Annex E to this proxy statement/prospectus.
“Lock-up Period” means the period that commences from the date of execution of the Share Purchase Agreement and terminates on the date that is the later of (i) sixty days following the public announcement of the results of Beckley Psytech’s Phase 2b Clinical Trial (as defined in the Share Purchase Agreement) in respect of BPL-003, (ii) the Closing or (iii) the date on which the Share Purchase Agreement is terminated.
“Longstop Date” means 5:30 p.m. (British Summer Time) on December 2, 2025 or such later time and date as may be agreed in writing between the Seller Representative and atai; provided, that if the Shareholder Approval has not been satisfied as of the Longstop Date, but all other conditions set forth have been satisfied or waived (except for those conditions that by their nature are to be satisfied at the Closing), then the Longstop Date shall be automatically extended by 90 days on up to two occasions.
“LuxCo Extraordinary General Meeting” means the extraordinary general meeting of shareholders of atai LuxCo, to take place in front of a Luxembourg notary, at which atai, as sole shareholder of atai LuxCo, will vote to approve the LuxCo Merger and the Delaware Conversion.
“LuxCo Merger” means the merger of atai with and into atai LuxCo, with atai LuxCo surviving the merger.
“Luxembourg Articles of Association” means atai LuxCo’s articles of association dated as of    , 2025.
“Luxembourg Companies Act” means the Luxembourg act on commercial companies dated August 10, 1915, as amended from time to time.
“Mayer Brown” means Mayer Brown LLP, U.S. counsel to Beckley Psytech.
“Merger Effective Time” has the meaning as set out in “The Redomiciliation—Steps of the Redomiciliation.”
“Merger Plan” means the merger plan prepared by the Board and the board of directors of atai LuxCo, dated    , 2025, a copy of which is attached as Annex K to this proxy statement/prospectus.
“Milestone Condition” means the achievement of statistical significance on the primary endpoint (MADRS) change at week four of the Phase 2B clinical trial in respect of BPL-003 with a p<0.05, with (i) fewer than or equal to 3 individual cases of drug-related serious adverse events observed in the 8 mg arm, and (ii) less than a total of 6% drug-related serious adverse events observed in the 12mg arm respectively during the Phase 2B clinical trial. “serious adverse events” shall have the same meaning as given in the Phase 2B clinical trial protocol, and the drug relatedness assessment shall be determined by the primary investigator of the Phase 2B clinical trial in its sole discretion.
“Nasdaq” means the Nasdaq Global Market LLC.
“Nasdaq Rules” means the rules and regulations of Nasdaq.
“Ordinary Shares” means the ordinary shares in the capital of atai with a nominal value of €0.10 per share.
“PIPE Financings” means the June PIPE Financing and the July PIPE Financing.
“PIPE Investors” means the June PIPE Investors and the July PIPE Investors.
“Pre-Carve-Out Beckley Group” means Beckley Psytech and its subsidiaries prior to the Beckley Carve-Out (including Eleusis and its subsidiaries).
“Proposed Bylaws” means the bylaws of atai Delaware as they will read upon completion of the Redomiciliation, the form of which is included as Annex J-2 to this proxy statement/prospectus.
“Proposed Charter” means the certificate of incorporation of atai Delaware as it will read upon completion of the Redomiciliation, the form of which is included as Annex J-1 to this proxy statement/prospectus.
“Record Date” means    , 2025.
“Redomiciliation” means, collectively, (i) the LuxCo Merger and (ii) the subsequent Delaware Conversion.
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CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
“Redomiciliation Proposal” means the entering into of the LuxCo Merger in accordance with the Merger Plan.
“Redomiciliation Withdrawal Rights Proposal” means the amendment to the Articles of Association to include a formula on the basis of which cash compensation to atai shareholders who validly exercise their withdrawal right in connection with the LuxCo Merger, pursuant to and as contemplated by the Deed of Amendment II.
“Redomiciliation Share Conversion Proposal” means the amendment to the Articles of Association to convert Ordinary Shares into a separate class of B shares if and to the extent atai shareholders exercise their withdrawal right under Dutch law in connection with the LuxCo Merger, pursuant to and as contemplated by the Deed of Amendment III.
“Registration Rights Agreement” means the Registration Rights Agreement, dated June 2, 2025, by and between atai, Apeiron, Christian Angermayer, Ferring Ventures S.A., Adage Capital Partners LP and certain other parties thereto or who may subsequently become party thereto, a copy of which is attached as Annex C to this proxy statement/prospectus.
“Replacement Awards” has the meaning as set out in “The Share Purchase Agreement—Treatment of Outstanding Beckley Options in the Acquisition.”
“Restricted Business” has the meaning set out in “The Share Purchase Agreement—Restrictive Covenants.”
“S&C” means Sullivan & Cromwell LLP, counsel to Apeiron.
“SEC” means the U.S. Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended.
“Seller Representative” means Michael Norris.
“Sellers” means the shareholders of Beckley Psytech, excluding atai.
“Selling Shareholders” has the meaning set out in “The Share Purchase Agreement—Seller Drag-Along.”
“Series C Shares” has the meaning set out in “The Acquisition—Background of the Acquisition.”
“Series C Investment” has the meaning set out in “The Acquisition—Background of the Acquisition.”
“Shareholder Approval” means the adoption by atai shareholders of each of the Acquisition Proposal, the Share Issuance Proposal, the Director Nominee Proposals, and the Governing Documents Proposal.
“Shareholders Rights Agreement” means the Shareholders Rights Agreement, dated June 2, 2025, by and between atai and Apeiron, a copy of which is attached as Annex F to this proxy statement/prospectus.
“Share Purchase Agreement” means the Share Purchase Agreement, dated June 2, 2025, by and among atai, certain selling shareholders of Beckley Psytech and Beckley Psytech, a copy of which is attached as Annex A to this proxy statement/prospectus.
“Share Issuance” means an issuance of the Consideration Shares pursuant to the Share Purchase Agreement.
“Share Issuance Proposal” means the approval, subject to the adoption of each of (A) the Acquisition Proposal, (B) the Governing Documents Proposal and (C) the Director Nominee Proposals, for the purposes of complying with the applicable provisions of Nasdaq Listing Rule 5635(a), of the Share Issuance.
“Voting Agreements” means the Apeiron Voting Agreement and the voting agreements entered into by atai, its directors and the members of its executive team and Beckley Psytech, concurrently with the execution of the Share Purchase Agreement, the form of which is attached as Annex D-1 to this proxy statement/prospectus.
“VWAP” means the volume-weighted average price per share of the Ordinary Shares.
“Withdrawal Period” has the meaning as set out in “The Redomiciliation—Withdrawal Mechanism”.
“Withdrawal Request” has the meaning as set out in “The Redomiciliation — Withdrawal Mechanism”.
“Withdrawal Request Form” has the meaning as set out in “The Redomiciliation—Withdrawal Mechanism”.
“Withdrawing Shareholders” has the meaning as set out in “The Redomiciliation—Withdrawal Mechanism”.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
“Warranty Condition” means, as at Closing: (a) the warranty given by the Beckley Founders to atai that those Sellers that executed the Share Purchase Agreement on June 2, 2025 are either an “accredited investor” as defined in Rule 501(a) of Regulation D of the Securities Act or not a U.S person as such term is defined under Regulation S of the Securities Act, and that each such Seller has delivered a certification of such “accredited investor” status to atai, being true and accurate as if repeated immediately prior to Closing; and (b) each business warranty given by the Beckley Founders to atai and each warranty given by the Sellers to atai being true and accurate as if repeated immediately prior to Closing, except where the inaccuracies (i) would not impede the Closing, or (ii) would not (save for matters related to the BPL-003 Phase 2B clinical trial that have arisen between the top line read out of the results of such clinical trial and Closing, other than matters relating to the clinical validity of such trial), individually or in aggregate, have a material adverse effect on the Beckley Group (such material adverse effect having a value in excess of £25,000,000).

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
SUMMARY
For your convenience, provided below is a brief summary of certain information contained in this proxy statement/prospectus. This summary highlights selected information from this proxy statement/prospectus and does not contain all of the information that may be important to you as an atai shareholder. To understand the proposed issuance of Ordinary Shares, the Acquisition, and the Redomiciliation fully, and for a more complete description of the terms of the Share Purchase Agreement, you should read this entire proxy statement/prospectus carefully, including its annexes and the other documents to which you are referred. Additionally, important information, which you are urged to read, is contained in the documents incorporated by reference into this proxy statement/prospectus. Please see “Where You Can Find More Information” beginning on page 214. Items in this summary include a page reference directing you to a more complete description of those items.
The Parties (Page 45)
Parties to the Acquisition
atai Life Sciences N.V.
atai Life Sciences N.V., a company incorporated in the Netherlands, is a clinical-stage biopharmaceutical company on a mission to develop highly effective mental health treatments to transform patient outcomes. atai’s Ordinary Shares are listed on Nasdaq under the ticker symbol “ATAI.” atai’s principal executive offices are located at Prof. J.H. Bavincklaan 7, 1183 AT Amstelveen, the Netherlands, and its telephone number is +31 20 793 2536.
Beckley Psytech Limited
Beckley Psytech Limited, incorporated in England and Wales, is a clinical-stage private biopharmaceutical company dedicated to developing a portfolio of psychedelic-based treatments aimed at improving patient outcomes and alleviating the burden of mental health conditions on individuals, healthcare systems, and society as a whole. Beckley Psytech’s principal executive offices are located at Beckley Park, Beckley, Oxford, England OX3 9SY and its telephone number is +44 18 6598 7633.
Parties to the Redomiciliation
atai Life Sciences N.V.
atai Life Sciences N.V., a company incorporated in the Netherlands, is a clinical-stage biopharmaceutical company on a mission to develop highly effective mental health treatments to transform patient outcomes. atai’s Ordinary Shares are listed on Nasdaq under the ticker symbol “ATAI.” atai’s principal executive offices are located at Prof. J.H. Bavincklaan 7, 1183 AT Amstelveen, the Netherlands, and its telephone number is +31 20 793 2536.
atai Life Sciences Luxembourg S.A. and atai Delaware
atai Life Sciences Luxembourg S.A. is a newly formed Luxembourg public limited liability company (société anonyme) having its registered office at 63, rue de Rollingergrund, L-2440 Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg Register of Commerce and Companies under number    . atai LuxCo has only nominal assets and capitalization and has not engaged in any business or other activities other than in connection with its formation and the Redomiciliation. Subject to the receipt of shareholder approval of the Redomiciliation Proposal, atai will merge with and into atai LuxCo, and atai LuxCo will convert to atai Delaware.
The Acquisition (Page 46)
Upon the terms and subject to the conditions set forth in the Share Purchase Agreement, atai agreed to acquire from the shareholders of Beckley Psytech the entire issued share capital of Beckley Psytech not already owned by atai by issuing to the Sellers 105,044,902 Ordinary Shares. Upon completion of the Acquisition, Beckley Psytech and its subsidiaries will be wholly-owned subsidiaries of atai.
The Share Purchase Agreement provides that, prior to Closing, the Sellers and atai shall use all reasonable endeavors to procure that the Beckley Carve-Out takes effect in accordance with the Beckley Carve-Out Steps Plan. The Beckley Carve-Out Steps Plan envisages that Eleusis and its subsidiaries will be carved out of the Beckley Group by way of a dividend in specie of all of the issued shares in Eleusis such that the holders of Beckley Shares shall each receive a pro-rata equity holding in Eleusis. The Beckley Carve-Out is not a condition to the Closing and there is no guarantee that the Beckley Carve-out will occur prior to the Closing or that it will occur at all.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
The Consideration Shares (Page 46)
At the Closing, 100% of the equity interests of Beckley Psytech issued and outstanding immediately prior to the Closing and not already owned by atai will be acquired by atai, and the Sellers and, if applicable, certain Beckley Optionholders, will receive the right to receive from atai within five business days of the Closing an aggregate of 105,044,902 fully-paid and nonassessable Ordinary Shares.
atai may elect to grant (i) Consideration Shares, (ii) Replacement Awards or (iii) a combination of the foregoing to Beckley Optionholders who hold vested and in the money Beckley Options in exchange for the cancellation of such Beckley Options. The total number of Consideration Shares to be issued to the Sellers (and Beckley Optionholders, if applicable) is subject to the following adjustments:
•
in the case of an exchange of any Beckley Options for Consideration Shares, a reduction as is equal in value to (x) the aggregate exercise price of the vested and in the money Beckley Options and (y) the income tax and employee social security payments due on the cancellation of such Beckley Options; and

•	in the case of the grant of Replacement Awards in exchange for any Beckley Options, a reduction reflecting the number of Ordinary Shares subject to the Replacement Awards.
Recommendation of the Board and Reasons for the Acquisition (Page 55)
In evaluating the Acquisition, atai’s management board and supervisory board (which have been combined to become the Board on June 25, 2025) consulted with atai’s management and legal and financial advisors, and in reaching its decision to approve the Share Purchase Agreement and recommend to atai shareholders the consummation of the Acquisition by atai in accordance with the terms of the Share Purchase Agreement, the Board (and, prior to June 25, 2025, atai’s management board and supervisory board) considered a number of factors and a substantial amount of information, including the following:
•
Better Position as a Company with a Strong Pipeline. The Combined Group will have a synergistic fully owned pipeline that includes proprietary, rapid-acting psychedelic compounds with attractive route of administration and time-in-clinic characteristics. The Combined Group will be even better positioned to accelerate development and raise required funding, drive long-term value for shareholders, and most importantly, deliver meaningful innovation for patients.

•
Significant Synergy Potential. The Combined Group will have significant synergy potential with strong management and institutional knowledge in psychedelic treatments as well as potentially complimentary discovery engines. The perceived similarities between the cultures of atai and Beckley Psytech, including shared values and commitment to integrity, operational excellence, strategic focus and stockholder value will facilitate integration of the two companies.

•	Significant Pre-Tax Synergies. The Combined Group is expected to benefit from synergies, which would not be achievable without completing the Acquisition.
•
Successful Integration. The belief that the management team of atai will successfully integrate the two businesses and provide a strong foundation for the combined management team to accelerate growth.

The Board (at the time constituted as a separate supervisory board and management board) unanimously approved the Share Purchase Agreement. The Board unanimously recommends that atai shareholders vote “FOR” the Acquisition Proposal, the Share Issuance Proposal, the Director Nominee Proposals and the Governing Documents Proposal.
For a discussion of the material factors considered by the Board in reaching its conclusions, see the section entitled “The Acquisition—Recommendation of the Board and Reasons for the Acquisition” beginning on page 55.
Opinion of Guggenheim Securities (Page 58)
atai retained Guggenheim Securities as its financial advisor in connection with atai’s possible Acquisition of Beckley Psytech. In connection with the Acquisition, Guggenheim Securities rendered an oral opinion, subsequently confirmed by delivery of a written opinion dated June 2, 2025, to atai’s supervisory board to the effect that, as of that date, and based on and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken, the Consideration Shares to be issued by atai in connection with the Acquisition were fair, from a financial point of view, to atai. The full text of Guggenheim Securities’ written

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
opinion, which is attached as Annex B to this proxy statement/prospectus and which you should read carefully and in its entirety, is subject to the assumptions, limitations, qualifications and other conditions contained in such opinion and is necessarily based on economic, business, capital markets and other conditions, and the information made available to Guggenheim Securities, as of the date of such opinion.
In rendering its opinion, Guggenheim Securities did not express any view or opinion as to (i) the prices at which the shares or other securities or financial instruments of or relating to atai or Beckley Psytech may trade or otherwise be transferable at any time, (ii) the potential effects of volatility in the credit, financial or equity markets on atai or Beckley Psytech, their respective securities or other financial instruments or the Acquisition or (iii) the impact of the Acquisition on the solvency or viability of atai or Beckley Psytech or the ability of atai or Beckley Psytech to pay their respective obligations when they come due.
Guggenheim Securities’ opinion was provided to atai’s supervisory board (in its capacity as such) for its information and assistance in connection with its evaluation of the Consideration Shares to be issued by atai. Guggenheim Securities’ opinion and any materials provided in connection therewith did not constitute a recommendation to atai’s supervisory board with respect to the Acquisition, nor does Guggenheim Securities’ opinion or the summary of its underlying financial analyses elsewhere in this proxy statement/prospectus constitute advice or a recommendation to any holder of the Ordinary Shares or Beckley Shares as to how to vote or act in connection with the Acquisition or otherwise. Guggenheim Securities’ opinion addresses only the fairness, from a financial point of view and as of the date of such opinion, to atai of the issuance by atai of the Consideration Shares to the extent expressly specified in such opinion and does not address any other term, aspect or implication of the Acquisition (including, without limitation, the form or structure of the Acquisition or the Share Purchase Agreement) or any other agreement, transaction document or instrument contemplated by the Share Purchase Agreement or to be entered into or amended in connection with the Acquisition or any financing or other transactions related thereto.
Interests of atai’s Directors and Executive Officers in the Acquisition (Page 72)
Other than continuing roles as directors or executive officers of atai, the members of the Board and atai executive officers do not have any interests in the Acquisition that may be different from, or in addition to, the interests of atai shareholders generally.
However, on June 2, 2025, atai granted to Christian Angermayer in further consideration of his continued service as a consultant and other valuable consideration (i) an option to purchase 337,686 Ordinary Shares that will vest with respect to 131,698 shares subject to the option based on atai’s standard four year vesting schedule and with respect to 205,988 shares subject to the option based on atai achieving asset value goals by December 31, 2026 and continued service, and (ii) an option to purchase 292,500 shares that will vest based on the Company achieving asset value goals by December 31, 2026 and continued service. In addition, the options are subject to Mr. Angermayer entering into an amended consultancy agreement that provides for compliance with atai’s code of conduct, compliance program and the voting agreement entered by Apeiron, his affiliated entity. As discussed in the sections entitled “Background of the Acquisition,” “Certain Agreements Relating to the Acquisition” and “Certain Relationships and Related Party Transactions,” Apeiron also entered into a Shareholders Rights Agreement, pursuant to which Apeiron has the right to select a number of director designees to the Board upon the continued satisfaction of certain ownership thresholds, as well as a Registration Rights Agreement, pursuant to which Apeiron is entitled to certain resale shelf registration rights and demand rights.
Conditions Precedent (Page 84)
Each party’s obligation to consummate the Acquisition is subject to the satisfaction or, in the case of the Warranty Condition, waiver, of each of the following conditions:
•	the Shareholder Approval having been obtained by atai by the Longstop Date; and
•	the Warranty Condition being satisfied at the time of Closing.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
Termination; Notice of Termination (Page 85)
Termination by either atai or the Sellers
Either party may terminate the Share Purchase Agreement by notice to the other party if:
•	the Shareholder Approval is not, or will not be, obtained by the Longstop Date;
•
atai, Beckley Psytech or any Seller fails to comply with its respective material closing obligations and deliveries as set forth in the Share Purchase Agreement (noting that atai may terminate the agreement in the case of such failure by Beckley Psytech or any Seller; and the Sellers may terminate the agreement in the case of such failure by atai); or

•
if the Milestone Condition is not satisfied by June 1, 2025 (or such other date as agreed in writing between the Seller Representative and atai) and as a result, within ten Business Days following atai’s receipt from Beckley Psytech of the final top-line Phase 2B clinical trial data in respect of BPL-003, the Board changes its recommendation to obtain the Shareholder Approval (which such Milestone Condition has since been satisfied).

Termination by atai
atai may terminate the Share Purchase Agreement by notice to the other parties if the Warranty Condition is not satisfied.
Effect of Termination
In the event of termination of the Share Purchase Agreement, the Share Purchase Agreement shall cease to have effect and there shall be no liability or obligation on the party of any party except with respect to the termination payment obligations, confidentiality obligations, the defined terms and general provisions of the Share Purchase Agreement.
Termination Fees
If the Milestone Condition is not satisfied and the Board changes its recommendation to obtain the Shareholder Approval, and the Share Purchase Agreement is validly terminated, atai shall, within thirty Business Days of such termination, pay to Beckley Psytech a fee equal to $4,000,000 to be satisfied (at atai’s election) either (i) in cash or (ii) through the issuance of such number of unregistered Ordinary Shares representing a total value of $4,000,000 calculated based on the 20 day volume-weighted average price per share as at the date falling 10 days after the date of the Board’s changed recommendation to obtain the Shareholder Approval (which such Milestone Condition has since been satisfied).
If the Shareholder Approval is not obtained by the Longstop Date and the Board has not changed its recommendation, atai shall, within 30 Business Days of termination, pay to Beckley Psytech a fee equal to $10,000,000 to be satisfied by a combination of, at atai’s election (i) the issue of unregistered Ordinary Shares representing a total value of up to $5,000,000 calculated based on the 20 day VWAP as of the date falling 10 days after the Longstop Date, and (ii) cash equal to $10,000,000 less the value of any unregistered Ordinary Shares issued pursuant to (i) (the value of which shall be calculated in accordance with (i)).
Accounting and Tax Treatment of the Acquisition (Page 73)
The Acquisition is expected to be accounted for using the asset acquisition method in accordance with GAAP because substantially all of the fair value is concentrated in an in-process research and development (“IPR&D”) asset, an intangible asset. Under this method of accounting, no goodwill will be recognized. In addition, upon Closing, the equity at risk for Beckley Psytech is not considered sufficient for Beckley Psytech to finance its activities without additional subordinated financial support. As a result, Beckley Psytech will be considered a VIE at the Closing, and the primary beneficiary of Beckley Psytech will be treated as the accounting acquirer. Upon the consummation of the Acquisition, atai will own 100% of Beckley Psytech and will retain the obligation to absorb the losses and/or receive the benefits of Beckley Psytech that could potentially be significant to Beckley Psytech. As such, atai will be considered the primary beneficiary of Beckley Psytech upon the Closing and therefore, the accounting acquirer.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
Although the Acquisition is not anticipated to give rise to adverse tax implications for atai shareholders, the determination of tax impacts may be complex and will vary based on each shareholder’s unique situation. atai shareholders are urged to consult with, and rely solely upon, their own tax advisors concerning the tax consequences of the Acquisition in light of their particular circumstances.
Regulatory Matters (Page 73)
Neither atai nor Beckley Psytech is required to make any filings or to obtain approvals or clearances from any antitrust regulatory authorities in the United States or other countries to consummate the Acquisition. In the United States, atai must comply with applicable federal and state securities laws and the Nasdaq Rules in connection with the issuance of shares of atai in the Acquisition, including the filing with the SEC of this proxy statement/prospectus.
Registration Rights Agreement (Page 87)
On June 2, 2025, atai entered into the Registration Rights Agreement with Apeiron and the June PIPE Investors providing for certain registration rights with respect to Ordinary Shares held by such holders from time to time. It is expected that Beckley Psytech shareholders and, if applicable, certain Beckley Optionholders that receive Share Consideration will enter into joinders to become parties to the Registration Rights Agreement at Closing. See the section entitled “Certain Agreements Relating to the Acquisition—Registration Rights Agreement.” The form of the Registration Rights Agreement is attached hereto as Annex C.
Voting Agreement (Page 87)
Concurrently with the entry into the Share Purchase Agreement, atai, its directors and the members of its executive team, Beckley Psytech and Apeiron entered into the Voting Agreements, pursuant to which the parties to the Voting Agreements have agreed to vote (or cause to be voted) all of the Ordinary Shares held by them in favor of certain matters set forth in the Voting Agreements, including to support (i) without limitation, the Shareholder Approval and, (ii) in the case of Apeiron and subject to certain conditions, any potential transaction that may be pursued by atai to move the legal and tax domicile of atai from the Netherlands (in respect of its corporate seat) and Germany (in respect of its tax domicile) to Delaware. See the section entitled “Certain Agreements Relating to the Acquisition—Voting Agreements.” The form of the Voting Agreement and Apeiron Voting Agreement are attached hereto as Annex D-1 and Annex D-2, respectively.
Lock-Up Agreement (Page 87)
Substantially concurrently with the entry into the Share Purchase Agreement, atai and Apeiron entered into a Lock-Up Agreement containing customary lock-up terms, pursuant to which Apeiron will, subject to certain customary exceptions, not transfer any equity securities of atai (including the Ordinary Shares) for the Lock-Up Period. The Lock-Up Period commenced on the date of execution of the Lock-Up Agreement and terminates on the date that is the later of (i) sixty days following the public announcement of the results of Beckley Psytech’s Phase 2b Clinical Trial in respect of BPL-003 (results of such Phase 2b trial have now been made available, as previously reported by atai), (ii) Closing or (iii) the date on which the Share Purchase Agreement is terminated. At the expiration of the Lock-Up Period, the lock-up restrictions will fall away in part on a monthly basis until the date that is twelve months following the expiration of such period. See the section entitled “Certain Agreements Relating to the Acquisition—Lock-Up Agreement.” The form of the Voting Agreement and Apeiron Voting Agreement are attached hereto as Annex E.
Shareholders Rights Agreement
Substantially concurrently with the entry into the Share Purchase Agreement, atai entered into a the Shareholders Rights Agreement with Apeiron. Pursuant to the Shareholders Rights Agreement, Apeiron will have the right, subject to certain requirements, to select a number of director designees to the Board equal to (i) two, for so long as Apeiron and its affiliates beneficially own no less than 12.5% of the equity securities of the Company (inclusive of Ordinary Shares issued or issuable in connection with the exercise of options, warrants, rights, units or other securities) and (ii) one, for so long as Apeiron and its affiliates collectively beneficially own at least 7.5% but less than 12.5% of such Company equity securities. In the case of clause (i), at least one such designee must at all times satisfy the independence criteria of the SEC or Nasdaq, as applicable, and in all cases any such designee must comply with the

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
customary requirements of the Nominating and Governance Committee of the Board for service on the Board. Apeiron and atai acknowledged and agreed that as of the entry into the Shareholders Rights Agreement, Apeiron had previously appointed to the Board the “Current Investor Appointees,” John Hoffman and Christian Angermayer, each presently an atai director. See the section entitled “Certain Agreements Relating to the Acquisition—Shareholders Rights Agreement.” The Shareholders Rights Agreement is attached hereto as Annex F.
The Redomiciliation (Page 89)
The purpose of the Redomiciliation is to facilitate a series of transactions which will occur in a specific sequence and as a consequence of which, among other things (i) atai and atai LuxCo will enter into a cross-border merger, as a result of which atai will cease to exist and all assets and liabilities of atai will be transferred to atai LuxCo by universal succession of title in accordance with the provisions of the Merger Plan (i.e., the LuxCo Merger), and (ii) atai LuxCo will redomesticate in Delaware as atai Delaware. atai Delaware Common Stock is expected to be listed on Nasdaq after the completion of the Redomiciliation under the symbol “ATAI”.
Dutch law does not facilitate a direct change of corporate domicile of a Dutch public company (naamloze vennootschap) (such as atai) to a jurisdiction outside the European Economic Area, such as Delaware. For that reason, atai and atai LuxCo wish first to enter into the LuxCo Merger, because Luxembourg law does allow for a direct change of corporate domicile to a jurisdiction outside the European Economic Area. Accordingly, shortly after the time the LuxCo Merger becomes effective under the laws of Luxembourg (the “Merger Effective Time”) and, to the extent practicable, on the same day as the LuxCo Merger, atai LuxCo intends to change its corporate domicile to Delaware.
Recommendation of the Board and Reasons for the Redomiciliation (Page 91)
After careful consideration, the Board determined that the Redomiciliation will enhance shareholder value over the long term by simplifying the corporate structure to gain operational and cost efficiencies. After considering various factors, the Board believes that the Redomiciliation will enhance shareholder value over the long term by providing potential strategic opportunities and benefits, including:
•	simplifying our corporate structure and streamlining reporting requirements;
•	increased alignment with our U.S. operations;
•	benefitting from prominence, predictability, and flexibility of Delaware law; and
•	benefitting from well-established principles of corporate governance.
As a result of the foregoing advantages of domestication in Delaware, the Board believes that the Redomiciliation will generally improve atai Delaware’s operational and financial flexibility and provide for a more efficient corporate structure to achieve strategic and financial goals. Further, the Board believes that any direct benefit that the domestication in Delaware provides to atai Delaware also indirectly benefits the shareholders, who are the owners of atai Delaware.
Accordingly, the Board recommends that you vote “FOR” the Redomiciliation Proposal, the Redomiciliation Withdrawal Rights Proposal and the Redomiciliation Share Conversion Proposal to be presented at the Extraordinary General Meeting.
Steps of the Redomiciliation (Page 90)
If atai shareholders adopt the Redomiciliation Proposal and the Redomiciliation Withdrawal Rights Proposal, it is anticipated that the Redomiciliation will take place in the steps listed below:
1.	At the Extraordinary General Meeting, atai shareholders will vote on the Redomiciliation Proposal, the Redomiciliation Withdrawal Rights Proposal and the Redomiciliation Share Conversion Proposal.
2.
If the Redomiciliation Proposal and the Redomiciliation Withdrawal Rights Proposal are approved by atai shareholders, atai LuxCo will convene the LuxCo Extraordinary General Meeting at which atai, as sole shareholder of atai LuxCo, will vote to approve the LuxCo Merger and the Delaware Conversion. The Board and the atai LuxCo Board are not soliciting proxies from atai shareholders for the LuxCo Extraordinary General Meeting, as, prior to the LuxCo Merger, atai will be the sole shareholder of atai LuxCo.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
3.
As part of the LuxCo Merger, atai will merge with and into atai LuxCo, with atai LuxCo surviving, and all Ordinary Shares will be canceled and exchanged for atai LuxCo Ordinary Shares on a one-for-one basis (except for those Ordinary Shares held by any atai shareholder who validly exercises his, her or its withdrawal rights under Dutch law).

4.
Following the completion of the LuxCo Merger and the approval of the Delaware Conversion at the LuxCo Extraordinary General Meeting, atai LuxCo will migrate out of Luxembourg and redomesticate in Delaware as atai Delaware by way of filing (i) a certificate of corporate domestication and (ii) the Proposed Charter, each with the Secretary of State of the State of Delaware. Upon acceptance of such filings (the “Delaware Conversion Effective Time”), atai Delaware will exist as a Delaware corporation. We expect the LuxCo Merger and the Delaware Conversion to become effective on the same day.

5.
Following completion of the Redomiciliation, atai shareholders will hold one share of atai Delaware Common Stock for each one Ordinary Share owned immediately prior to the LuxCo Merger (except for those Ordinary Shares held by any atai shareholder who validly exercises his, her or its withdrawal rights under Dutch law).

6.	Shares of atai Delaware Common Stock are expected to be listed on Nasdaq under the stock symbol “ATAI” immediately following the completion of the Redomiciliation.
7.	All assets and liabilities, rights, obligations and other legal relationships of atai LuxCo will remain with atai Delaware.
Conditions to the Redomiciliation (Page 93)
Conditions to the LuxCo Merger:
•
atai and atai LuxCo having filed (and having published the filing of) the Merger Plan, the notification within the meaning of Section 2:333e(1) of the DCC and article 1025-5 of the Luxembourg Companies Act, the explanatory memorandum as referred to in Sections 2:313(1) and 2:333f of the DCC in accordance with (and together with any other information and documents required by) Dutch and Luxembourg law;

•	three months after the announcement and the publication of the relevant merger filings in the Netherlands and one month after the publication of the relevant merger filing in Luxembourg having passed;
•
no opposition by creditor of atai in connection with the Merger Plan having been properly filed or, if filed, such opposition having been withdrawn, denied, resolved or lifted by an enforceable court order;

•	issuance by a civil law notary in the Netherlands of the declaration referred to in Section 2:333i(3) of the DCC and filing thereof with the Dutch trade register;
•	a resolution by atai, as sole shareholder of atai LuxCo, to enter into the LuxCo Merger;
•
one month having passed after the Extraordinary General Meeting and it having become apparent that the aggregate Cash Compensation payable pursuant to article 2:333h(1-5) of the DCC does not exceed $5,000,000, unless such cap is waived by the Board;

•	atai and atai LuxCo otherwise having completed all requisite action required to be taken by applicable law prior to the LuxCo Merger;
•
the registration statement on Form S-4, to which this proxy statement/prospectus forms a part, with respect to the atai LuxCo Ordinary Shares to be issued pursuant to the LuxCo Merger will be effective, and there will be no stop order suspending such effectiveness.

Conditions to the Delaware Conversion:
atai LuxCo’s ability to initiate the Delaware filings necessary to effectuate the Redomiciliation is conditioned on the following matters:
•
a resolution by atai, as sole shareholder of atai LuxCo, to enter into the Delaware Conversion (which is expected be adopted prior to the Merger Effective Time at the LuxCo Extraordinary General Meeting);

•
the atai LuxCo Board has not determined for any reason that the consummation of the Redomiciliation would be inadvisable or not in the interests of the shareholders of atai LuxCo, and has not, accordingly, terminated or abandoned such transaction;

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
•	the SEC has declared the registration statement on Form S-4, to which this proxy statement/prospectus forms a part, effective, and no stop order with respect thereto is in effect; and
•	atai LuxCo is not subject to any decree, order, or injunction that prohibits the consummation of the Redomiciliation.
Withdrawal Mechanism (Page 91)
If the Redomiciliation Proposal is adopted during the Extraordinary General Meeting, any atai shareholder who voted against the Redomiciliation Proposal at the Extraordinary General Meeting and who does not wish to receive atai LuxCo Ordinary Shares pursuant to the LuxCo Merger may exercise a withdrawal right by filing a request with atai for cash compensation within one month after the date of the Extraordinary General Meeting. An atai shareholder who has voted in favor of the Redomiciliation Proposal at the Extraordinary General Meeting, abstained from voting in respect of the Redomiciliation Proposal, or was not present or represented at the Extraordinary General Meeting, does not have any withdrawal right and cannot make a Withdrawal Request.
A Withdrawal Request can only be made in respect of Ordinary Shares that the atai shareholder (i) holds on the record date of the Extraordinary General Meeting, (ii) votes against the Redomiciliation Proposal, (iii) still holds at the time of making the Withdrawal Request and (iv) does not transfer subsequent to making the Withdrawal Request. An atai shareholder who exercises a Withdrawal Request must also provide written evidence, satisfactory to atai at its sole discretion, that his, her or its Ordinary Shares were voted against the Redomiciliation Proposal.
The proposed Cash Compensation per Ordinary Share is equal to the lower of (i) VWAP on Nasdaq in the last five trading days prior to (and excluding) the date on which the LuxCo Merger becomes effective or (ii) the closing price of one Ordinary Share on Nasdaq as reported on the trading day immediately preceding the date of the Merger Effective Time (or, if no such closing price is reported on such trading day, the closing price of one Ordinary Share reported on the most recent prior trading day). As part of the Redomiciliation Withdrawal Rights Proposal, it is proposed that this formula be laid down in the Articles of Association as they will read following the execution of the Deed of Amendment II.
Listing of the Shares of atai Delaware
The Ordinary Shares are currently listed on Nasdaq under the symbol “ATAI.” We expect shares of atai Delaware Common Stock to continue to trade under the same symbol on Nasdaq following the Redomiciliation.
Upon the consummation of the Redomiciliation, atai Delaware will be the successor issuer to atai pursuant to Rule 12g-3(a) under the Exchange Act. Pursuant to Rule 12g-3(a) under the Exchange Act, following the completion of the Redomiciliation, shares of atai Delaware Common Stock will be deemed to be registered under Section 12(b) of the Exchange Act, and atai Delaware will be subject to the informational requirements of the Exchange Act and the rules and regulations promulgated thereunder.
Accounting and Tax Treatment of the Redomiciliation (Page 94)
There will be no accounting effect or change in the carrying amount of the consolidated assets and liabilities of the combined company as a result of the Redomiciliation. The business, capitalization, assets and liabilities and financial statements of the combined company immediately following the Redomiciliation will be materially the same as those of the combined company immediately prior to the Redomiciliation.
atai believes that the Redomiciliation should generally be considered tax neutral due to relevant law, double tax treaties, tax elections, or similar factors. atai shareholders who elect to exercise their withdrawal rights, and participate in the Redomiciliation withdrawal, should generally be subject to taxation in their country of tax residence to the extent of any gain recognized. However, understanding the tax implications of the Redomiciliation can be complex and will differ based on each shareholder's unique situation. As a result, atai shareholders are urged to seek advice from, and rely solely upon, their own tax advisors to fully understand the tax consequences of the Redomiciliation in relation to their specific circumstances. For information regarding material United States federal income and Dutch tax considerations for atai shareholders with respect to the Redomiciliation, see the section entitled “U.S. Federal Income Tax Considerations” and “Netherlands Tax Considerations”.

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The Extraordinary General Meeting (Page 111)
Date, Time, Place and Purpose (Page 111)
The Extraordinary General Meeting will be held at the offices of NautaDutilh N.V., Beethovenstraat 400, 1082 PR Amsterdam, the Netherlands, at    p.m. (Central European Time) on    , 2025. Our Extraordinary General Meeting will be a “hybrid” meeting of shareholders, meaning that you may attend the meeting either via the Internet at www.virtualshareholdermeeting.com/ATAI2025SM by following the instructions set forth below or in person. At the Extraordinary General Meeting, the Board will ask the shareholders to vote for:

Proposal 1.	to approve the consummation of the Acquisition by atai in accordance with the terms of the Share Purchase Agreement (the “Acquisition Proposal”)

Proposal 2.	to approve the issuance of Ordinary Shares in connection with the Acquisition, pursuant to the terms of the Share Purchase Agreement (the “Share Issuance Proposal”)

Proposal 3A.	to appoint Mr. Cosmo Feilding-Mellen as a non-executive director of the Company

Proposal 3B.	to appoint Dr. Robert Hershberg as a non-executive director of the Company (together with Proposal 3A, the “Director Nominee Proposals”)

Proposal 4.
to resolve upon the amendment to the Company’s articles of association to effect the change of the Company’s name pursuant to and as contemplated by the Deed of Amendment I (the “Governing Documents Proposal”)

Proposal 5.
to resolve upon entering into the LuxCo Merger in accordance with the Merger Plan, following which atai LuxCo expects the Delaware Conversion to be effected, whereby, following the Delaware Conversion, the Certificate of Incorporation and Bylaws will come into effect (the “Redomiciliation Proposal”)

Proposal 6.
to resolve upon the amendment to the Company’s Articles of Association in connection with the LuxCo Merger to include a formula on the basis of which cash compensation to atai’s shareholders who validly exercise their withdrawal right in connection with the LuxCo Merger can be readily determined (the “Redomiciliation Withdrawal Rights Proposal”)

Proposal 7.
to resolve upon the amendment to the Company’s Articles of Association in connection with the LuxCo Merger to convert Ordinary Shares into a separate class of B shares if and to the extent atai shareholders exercise their withdrawal right under Dutch law in connection with the LuxCo Merger (the “Redomiciliation Share Conversion Proposal”)

Existing Shareholders; Record Date (Page 15)
The record date for the Extraordinary General Meeting in respect of our Ordinary Shares is    , 2025. Those who are holders of our Ordinary Shares, or who otherwise have voting rights and/or meeting rights with respect to our Ordinary Shares, on the Record Date, provided that they are recorded as such in our shareholders’ register or in the register maintained by our U.S. transfer agent, may attend and, if relevant, vote at the Extraordinary General Meeting.
Quorum, Votes Required and Vote of Existing Shareholders (Page 113)
A quorum must be present at the Extraordinary General Meeting for any proposal to be voted on. At the Extraordinary General Meeting, at least one-third of the Company’s issued and outstanding Ordinary Shares must be present or represented in order to constitute a quorum for all proposals. This means that at least     Ordinary Shares must be represented by the shareholders present in person at the Extraordinary General Meeting or represented by proxy to have a quorum. Your Ordinary Shares will be counted towards the quorum only if you submit a valid proxy (or one is submitted on your behalf by your bank or brokerage firm) or if you are present or represented in person at the Extraordinary General Meeting. Abstentions have no effect on the adoption of the proposals. Abstentions count for purposes of determining whether a quorum is present.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
Assuming a quorum is present:

Proposal 1.	Adoption of the Acquisition Proposal requires the affirmative vote of a majority of the votes cast at the Extraordinary General Meeting, whether in person or represented by proxy.

Proposal 2.	Adoption of the Share Issuance Proposal requires the affirmative vote of a majority of the votes cast at the Extraordinary General Meeting, whether in person or represented by proxy.

Proposal 3.
The Director Nominee Proposals are based on a binding nomination proposed by the Board. Each nominee specified in such binding nomination shall be appointed unless the relevant nomination is overruled by the Extraordinary General Meeting, which would result if at least a majority of two-thirds of the votes cast at the Extraordinary General Meeting, whether in person or represented by proxy, representing more than half of atai’s issued share capital, vote against the appointment.

Proposal 4.	Adoption of the Governing Documents Proposal requires the affirmative vote of a majority of the votes cast at the Extraordinary General Meeting, whether in person or represented by proxy.

Proposal 5.	Adoption of the Redomiciliation Proposal requires the affirmative vote of at least two-thirds of the votes cast at the Extraordinary General Meeting, whether in person or represented by proxy.

Proposal 6.
Adoption of the Redomiciliation Withdrawal Rights Proposal requires the affirmative vote of a majority of the votes cast at the Extraordinary General Meeting, whether in person or represented by proxy.

Proposal 7.	Adoption of the Redomiciliation Share Conversion Proposal requires the affirmative vote of a majority of the votes cast at the Extraordinary General Meeting, whether in person or represented by proxy.

Risk Factors (Page 23)
In evaluating the Acquisition and the Redomiciliation, you should carefully read this proxy statement/prospectus and give special consideration to the factors discussed under “Risk Factors.”

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING
Q.1	Why am I receiving these materials?
A.1
On June 2, 2025, atai entered into the Share Purchase Agreement pursuant to which atai agreed to acquire from the shareholders of Beckley Psytech the entire issued share capital of Beckley Psytech not already owned by atai in exchange for issuing the Consideration Shares (the “Share Consideration”).

Separately, in 2024 and 2025, the Board and the atai management team undertook a review of our existing structure and operations, and particularly the jurisdiction of incorporation of the Company. We believe the Redomiciliation will enhance shareholder value over the long-term by simplifying the corporate structure to gain operational and cost efficiencies. atai is submitting the LuxCo Merger (as part of the Redomiciliation), the Acquisition and the other transactions contemplated by the Share Purchase Agreement, including the Share Issuance, as well as certain ancillary resolutions, to atai shareholders for approval at the Extraordinary General Meeting of the shareholders of atai.
The Board is furnishing this proxy statement/prospectus and form of proxy card to the holders of the issued and outstanding Ordinary Shares in connection with the solicitation of proxies to be voted at the Extraordinary General Meeting.
Q.2	What is the proposed Acquisition?
A.2
The proposed Acquisition is the acquisition by atai from the Sellers of the entire issued share capital of Beckley Psytech not already owned by atai in exchange for the Share Consideration in accordance with the Share Purchase Agreement.

We have included in this proxy statement/prospectus important information about the Acquisition and the Share Purchase Agreement (a copy of which is attached as Annex A and is incorporated by reference into this proxy statement/prospectus). You should carefully read this information and the documents referred to herein in their entirety.
Q.3	What will happen in the Redomiciliation?
A.3
In the Redomiciliation, atai, currently a Dutch public company (naamloze vennootschap), will become a Delaware corporation, or atai Delaware. Dutch law currently does not facilitate a direct change of legal domicile of a Dutch public limited liability company (such as atai Life Sciences N.V.) to a jurisdiction outside the European Economic Area. As a result, atai as a practical matter intends to first change its legal domicile to Luxembourg, which is a jurisdiction within the European Economic Area that does facilitate a change of legal domicile on to Delaware. Therefore, the Redomiciliation consists of two principal steps: (i) merger of atai with and into atai LuxCo with atai LuxCo surviving the merger (the “LuxCo Merger”) and (ii) shortly thereafter and, to the extent practicable, on the same day as the LuxCo Merger, the subsequent conversion of atai LuxCo into atai Delaware (the “Delaware Conversion”). Please see the section entitled “The Redomiciliation”.

Q.4	What is the background to the Redomiciliation?
A.4
We are pursuing the Redomiciliation for a number of reasons. In 2024 and 2025, the Board and atai management team undertook a review of our existing structure and operations, and particularly the jurisdiction of incorporation of the Company. We believe the Redomiciliation will enhance shareholder value over the long term by simplifying the corporate structure to gain operational and cost efficiencies. After considering various factors, the Board believes that the Redomiciliation will enhance shareholder value over the long-term by providing potential strategic opportunities and benefits, including:

•
simplifying our corporate structure and streamlining reporting requirements, which will (i) facilitate efforts incurred by us to assess, implement, and remain compliant with multiple regulatory and reporting requirements for atai Delaware on a consolidated basis, and (ii) provide opportunities for atai Delaware to improve operational efficiencies and financial flexibility in the corporate treasury, cash management, risk management, and tax functions;

•	increased alignment with our U.S. operations and opening up potential opportunities to expand our investor base within the United States;

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
•
benefiting from well-established principles of corporate law and governance under Delaware law, which are more closely aligned with the Nasdaq listing standards and the SEC governance requirements; and

•	benefiting from greater certainty of U.S. tax treatment.
Q.5	Are there any conditions to completing the Redomiciliation?
A.5
Yes. In addition to the adoption of the Redomiciliation Proposal, there are certain other conditions to completing the Redomiciliation as more fully described in the section entitled “The Redomiciliation”. If any of these conditions are not satisfied or waived by the Board, then the Redomiciliation will not be effectuated and the atai Delaware Proposed Organizational Documents will not become effective. In addition, the expected timing for the completion of the Redomiciliation may be impacted by these or other conditions described in this proxy statement/prospectus. We cannot be certain when, or if, the conditions to the Redomiciliation will be satisfied or waived, or that the Redomiciliation will be completed. The approval or consummation of the Redomiciliation is not conditioned upon the approval or consummation of the Acquisition.

Q.6	Are the proposals conditioned on one another?
A.6
The Acquisition Proposal, Share Issuance Proposal, Director Nominee Proposals and Governing Documents Proposal are conditioned on one another, meaning that (i) if any of these proposals is not adopted at the Extraordinary General Meeting because an insufficient number of votes are cast in favor of any such proposal (or if a quorum is not present), then none of them will have been adopted and the Acquisition cannot be consummated and (ii) if all of these proposals are adopted at the Extraordinary General Meeting because a sufficient number of votes are cast in favor of each such proposal (and a quorum is present) then all of them shall have been adopted. The Redomiciliation Proposal, the Redomiciliation Withdrawal Rights Proposal and Redomiciliation Share Conversion Proposal are not conditioned on one another and are not conditioned on the adoption of any of the other resolutions, nor vice versa.

Q.7	Will the business of the Company change following the Redomiciliation?
A.7
No. The business, capitalization, assets and liabilities, and financial statements of atai Delaware immediately following the Redomiciliation will be substantially the same as those of atai immediately prior to such transaction, subject to certain subsidiary restructuring transactions to occur within our corporate group in connection with the Redomiciliation. See “The Redomiciliation—Accounting and Tax Treatment of the Redomiciliation.”

Q.8	Will the Redomiciliation dilute my economic interest?
A.8
No. Immediately after the Redomiciliation, the number of shares of atai Delaware Common Stock, as applicable, that you will own will be the same as the number of applicable Ordinary Shares you held immediately prior to the Redomiciliation, unless you validly exercise your withdrawal rights under Dutch law as explained in “The Redomiciliation—Withdrawal Mechanism”, in which case you shall not receive atai Delaware Common Stock. Further, subject to the valid exercise of such withdrawal rights, the number of outstanding shares of atai Delaware Common Stock will be the same as the number of outstanding Ordinary Shares immediately before consummation of the Redomiciliation. Therefore, the Redomiciliation will not dilute your economic interest in atai Delaware relative to your current interest in atai, but your economic interest may increase depending on how many atai shareholders exercise their withdrawal rights under Dutch law.

Q.9	Will the Acquisition dilute my economic interest?
A.9
Yes. Immediately after the Acquisition, the number of Ordinary Shares that you own will be the same as the number of Ordinary Shares you held immediately prior to the Acquisition, and 105,044,902 Ordinary Shares (subject to adjustment) will have been issued to the shareholders of Beckley Psytech (and in certain circumstances the optionholders of Beckley Psytech). The issuance of Ordinary Shares in connection with the completion of the Acquisition will have increased the number of outstanding Ordinary Shares. Therefore, the Acquisition will dilute your economic interest in atai relative to your current interest in atai.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
Q.10	Will the atai Delaware Common Stock into which the Ordinary Shares will convert upon consummation of the Redomiciliation be listed on an exchange?
A.10
Yes. The Ordinary Shares are currently listed on Nasdaq under the symbol “ATAI.” We expect the shares of atai Delaware Common Stock to continue to trade under the same symbol on Nasdaq following the Redomiciliation.

Q.11	What happens if the Redomiciliation is not completed?
A.11
If the Redomiciliation is not completed for any reason, atai will continue as a Dutch public limited liability company duly incorporated and validly existing under the laws of the Netherlands, and atai shareholders will continue holding Ordinary Shares that will continue to be listed for trading on Nasdaq.

Q.12	What are the tax consequences of the Redomiciliation to the shareholders?
A.12
atai is of the view that the Redomiciliation should not be a taxable event for atai or its shareholders for Dutch corporate income tax, Dutch dividend withholding tax, and Dutch personal income tax purposes, subject to certain assumptions and carveouts (e.g., in relation to atai shareholders that exercise their withdrawal rights and receive Cash Compensation). For a discussion of the Dutch tax considerations of the Redomiciliation, see “Netherlands Tax Considerations”.

Furthermore, as discussed more fully under “U.S. Federal Income Tax Considerations,” it is intended that each of the LuxCo Merger and the Delaware Conversion qualify as a reorganization (an “F Reorganization”) within the meaning of Section 368(a)(1)(F) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). However, atai has not sought, and does not intend to seek, any ruling from the U.S. Internal Revenue Service (“IRS”) with respect to the qualification of the LuxCo Merger or the Delaware Conversion as an F Reorganization. No assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation. Assuming that each of the LuxCo Merger and the Delaware Conversion so qualifies, and subject to the “passive foreign investment company” (“PFIC”) rules discussed under “U.S. Federal Income Tax Considerations—U.S. Holders—Tax Effects of the Redomiciliation to U.S. Holders—PFIC Considerations”, U.S. Holders (as defined in “U.S. Federal Income Tax Considerations—U.S. Holders”) will be subject to Section 367(b) of the Code and, as a result:
•
a U.S. Holder whose Ordinary Shares, on the date of the Redomiciliation, have a fair market value of less than $50,000 and who, on the date of the Redomiciliation, owns (actually or constructively) less than 10% of the total combined voting power of all classes of atai stock entitled to vote and less than 10% of the total value of all classes of atai stock generally will not recognize any gain or loss and will not be required to include any part of atai’s earnings and profits in income in connection with the Redomiciliation;

•
a U.S. Holder whose Ordinary Shares, on the date of the Redomiciliation, have a fair market value of $50,000 or more and who, on the date of the Redomiciliation, owns (actually or constructively) less than 10% of the total combined voting power of all classes of atai stock entitled to vote and less than 10% of the total value of all classes of atai stock generally will recognize gain (but not loss) with respect to Ordinary Shares surrendered in connection with the Redomiciliation. As an alternative to recognizing gain, such U.S. Holder may file an election to include in income as a deemed dividend deemed paid by atai the “all earnings and profits amount” (as defined in the Treasury Regulations under Section 367 of the Code) attributable to its Ordinary Shares provided certain other requirements are satisfied; and

•
a U.S. Holder who, on the date of the Redomiciliation, owns (actually or constructively) 10% or more of the total combined voting power of all classes of atai stock entitled to vote or 10% or more of the total value of all classes of atai stock generally will be required to include in income as a dividend deemed paid by atai the “all earnings and profits amount” attributable to its Ordinary Shares as a result of the Redomiciliation.

atai does not expect to have a material amount of earnings and profits on the date of the Redomiciliation. However, it is possible that, notwithstanding atai’s expectations, the amount of atai’s cumulative net earnings and profits could be material through the date of the Redomiciliation. Therefore, there can be no assurance that atai will not have a material amount of earnings and profits on the date of the Redomiciliation.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
Additionally, following the Redomiciliation, dividends paid to a Non-U.S. Holder (as defined in “U.S. Federal Income Tax Considerations—Non-U.S. Holders”) in respect of its shares of atai Delaware Common Stock may be subject to U.S. federal withholding taxes.
For the tax consequences of making a Withdrawal Request and receiving Cash Compensation, see “U.S. Federal Income Tax Considerations—U.S. Holders—Tax Effects to U.S. Holders of Making a Withdrawal Request” and “U.S. Federal Income Tax Considerations—Non-U.S. Holders—Tax Effects to U.S. Holders of Making a Withdrawal Request”.
The tax consequences of the Redomiciliation are complex and will depend on a holder’s particular circumstances. atai shareholders who elect to withdraw in general should be subject to taxation by their country of tax residence to the extent any gain is recognized. All holders are urged to consult their tax advisor regarding the tax consequences to them of the Redomiciliation, including the applicability and effect of U.S. federal, state, local and non-U.S. tax laws. For a more complete discussion of the tax considerations of the Redomiciliation, see “Netherlands Tax Considerations” and “U.S. Federal Income Tax Considerations”.
With respect to the Luxembourg direct tax consequences of the holders, such consequences will also depend on a holder’s particular circumstances. However, no Luxembourg adverse tax consequences should arise provided that the holders: i) do not hold a participation representing more than 10% of atai LuxCo’s share capital, and ii) holders have not been Luxembourg tax resident for more than fifteen years while becoming non-resident less than five year before atai LuxCo’s re-domiciliation.
Q.13	When will the Redomiciliation become effective?
A.13
If the atai shareholders vote to adopt the Redomiciliation Proposal, the Redomiciliation Withdrawal Rights Proposal, and the other conditions to completion of the Redomiciliation are satisfied or waived by the Board, atai LuxCo anticipates that, as soon as practicable thereafter, it will complete the Redomiciliation.

Q.14	How will my rights as a shareholder be affected by the Redomiciliation?
A.14
As a result of differences between the Delaware law and Dutch law, there will be differences between your rights as a stockholder of atai Delaware under Delaware law and your current rights as a shareholder of atai under Dutch law. In addition, there are differences between the organizational documents of atai and atai Delaware. See “Comparison of Shareholders Rights between Netherlands Law and Delaware Law.”

Q.15	Do I have appraisal rights or dissenters’ rights if I object to the proposed Redomiciliation?
A.15
atai shareholders (i) who vote against the LuxCo Merger, (ii) and who duly and timely submit a Withdrawal Request, and (iii) who do not transfer its Ordinary Shares subsequent to making the Withdrawal Request, will be entitled to cash compensation, subject to the satisfaction (or waiver by the Board) of certain conditions.

The proposed Cash Compensation per Ordinary Share is equal to the lower of (i) VWAP on Nasdaq in the last five trading days prior to (and excluding) the date on which the LuxCo Merger becomes effective or (ii) the closing price of one Ordinary Share on Nasdaq as reported on the trading day immediately preceding the date of the Merger Effective Time (or, if no such closing price is reported on such trading day, the closing price of one Ordinary Share reported on the most recent prior trading day). As part of the Redomiciliation Withdrawal Rights Proposal, it is proposed that this formula be laid down in the Articles of Association as they will read following the execution of the Deed of Amendment II. Please see the section entitled “The Redomiciliation—Withdrawal Mechanism”.
Q.16	What matters will be considered at the Extraordinary General Meeting?
A.16
1. Proposal 1: to approve, subject to the adoption of each of (A) the Share Issuance Proposal, (B) the Governing Documents Proposal and (C) the Director Nominee Proposals (each as defined below), also within the meaning of Section 2:107a of the DCC, the consummation of the Acquisition by atai in accordance with the terms of the Share Purchase Agreement (the “Acquisition Proposal”) (voting item)

2. Proposal 2: to approve, subject to the adoption of each of (A) the Acquisition Proposal, (B) the Governing Documents Proposal and (C) the Director Nominee Proposals, for purposes of complying with

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
the applicable provisions of Nasdaq Listing Rule 5635(a), the issuance of Ordinary Shares in connection with the Acquisition, pursuant to the terms of the Share Purchase Agreement (the “Share Issuance Proposal”) (voting item)
3. Proposal 3A: to appoint, subject to the adoption of each of (A) the Acquisition Proposal, (B) the Governing Documents Proposal and (C) the Share Issuance Proposal, Mr. Cosmo Feilding-Mellen as a non-executive director of the Company (voting item)
4. Proposal 3B: to appoint, subject to the adoption of each of (A) the Acquisition Proposal, (B) the Governing Documents Proposal and (C) the Share Issuance Proposal, Dr. Robert Hershberg as a non-executive director of the Company (together with Proposal 3A, the “Director Nominee Proposals”) (voting item)
5. Proposal 4: to resolve upon, subject to the adoption of each of (A) the Acquisition Proposal, (B) the Director Nominee Proposals and (C) the Share Issuance Proposal, the amendment to the Company’s articles of association to effect the change of the Company’s name pursuant to and as contemplated by the Deed of Amendment I (the “Governing Documents Proposal”) (voting item)
6. Proposal 5: to resolve upon entering into the LuxCo Merger in accordance with the Merger Plan, following which atai LuxCo expects the Delaware Conversion to be effected, whereby, following the Delaware Conversion, the Certificate of Incorporation and Bylaws, copies of which are attached to this proxy statement/prospectus as Annexes J-1 and J-2, respectively, will come into effect (the “Redomiciliation Proposal”) (voting item)
7. Proposal 6: to resolve upon the amendment to the Company’s Articles of Association in connection with the LuxCo Merger to include a formula on the basis of which cash compensation to atai’s shareholders who validly exercise their withdrawal right in connection with the LuxCo Merger can be readily determined (the “Redomiciliation Withdrawal Rights Proposal”) (voting item)
8. Proposal 7: to resolve upon the amendment to the Company’s Articles of Association in connection with the LuxCo Merger to convert Ordinary Shares into a separate class of B shares if and to the extent atai shareholders exercise their withdrawal right under Dutch law in connection with the LuxCo Merger (the “Redomiciliation Share Conversion Proposal”) (voting item)
Q.17	Who is entitled to vote prior to or at the Extraordinary General Meeting?
A.17
The Record Date for the Extraordinary General Meeting is     , 2025. Persons with Meeting Rights (i.e., holders of Ordinary Shares or who otherwise have voting rights and/or meeting rights with respect to Ordinary Shares on the Record Date, provided that they are recorded as such in our shareholders’ register or in the register maintained by our U.S. transfer agent) may attend and, if applicable, vote at the Extraordinary General Meeting. Each outstanding Ordinary Share is entitled to one vote on all matters presented at the Extraordinary General Meeting as voting items. At the close of business on the Record Date, there were approximately     Ordinary Shares outstanding.

Q.18	What is the difference between being a “record holder” and holding shares in “street name”?
A.18	A record holder holds shares in his or her name. Shares held in “street name” means shares that are held in the name of a bank or a brokerage firm or other nominee on a person’s behalf.
Q.19	Am I entitled to vote if my shares are held in “street name”?
A.19
Yes. If your shares are held on your behalf by a bank or a brokerage firm or other nominee, you are considered the “beneficial owner” of those shares held in “street name.” If your shares are held in “street name”, these proxy materials will be provided to you by your bank or brokerage firm or other nominee, along with a voting instruction card. As the beneficial owner, you have the right to direct your bank or brokerage firm or other nominee how to vote your shares, and the bank or brokerage firm or other nominee is required to vote your shares in accordance with your instructions. If your shares are held in “street name,” you may not be able to vote your shares during the Extraordinary General Meeting unless you obtain a “legal proxy” or “instrument of proxy” from your bank or brokerage firm or other nominee.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
Q.20	How many shares must be present to hold the Extraordinary General Meeting?
A.20
A quorum must be present at the Extraordinary General Meeting for any proposal to be voted on. At the Extraordinary General Meeting, at least one-third of the Company’s issued and outstanding Ordinary Shares must be present or represented in order to constitute a quorum for all proposals. This means that at least      Ordinary Shares must be represented by the shareholders present in person at the Extraordinary General Meeting or represented by proxy to have a quorum.

Your Ordinary Shares will be counted towards the quorum only if you submit a valid proxy (or one is submitted on your behalf by your bank or brokerage firm) or if you are present or represented in person at the Extraordinary General Meeting. Abstentions have no effect on the adoption of the proposals. Abstentions count for purposes of determining whether a quorum is present.
Q.21	Where and when will the Extraordinary General Meeting be held?
A.21
The Extraordinary General Meeting will be held at the offices of NautaDutilh N.V., Beethovenstraat 400, 1082 PR Amsterdam, The Netherlands, at       (Central European Time) on      , 2025. Shareholders may attend the Extraordinary General Meeting either virtually, by visiting www.virtualshareholdermeeting.com/ATAI2025SM and entering your 16-digit control number included on your proxy card or on the instructions that accompanied your proxy materials, or in person.

Q.22	Who can attend the Extraordinary General Meeting?
A.22
You may attend the Extraordinary General Meeting if you are a Person with Meeting Rights (see above under “Who is entitled to vote prior to or at the Extraordinary General Meeting?”), or if you hold a valid proxy from a Person with Meeting Rights for the Extraordinary General Meeting. If you would like to attend the Extraordinary General Meeting, or be represented by proxy, you must notify us by e-mail (addressed to shareholdermeeting@atai.com) or in writing (addressed to atai Life Sciences N.V., Corporate Secretary, Prof. J.H. Bavincklaan 7, 1183 AT Amstelveen, the Netherlands) of your identity and intention to attend the Extraordinary General Meeting. This notice must be received by us no later than      (Central European Time) on       , 2025 (the “Cut-off Time”). If you do not comply with this requirement, you may be refused attendance of the Extraordinary General Meeting.

Holders who hold Ordinary Shares in “street name” who wish to attend the Extraordinary General Meeting should present a copy of their “legal proxy” or “instrument of proxy” obtained from their broker, bank, or other holder of record by e-mail (addressed to shareholdermeeting@atai.com) or in writing (addressed to atai Life Sciences N.V., Corporate Secretary, Prof. J.H. Bavincklaan 7, 1183 AT Amstelveen, the Netherlands) prior to the Cut-off Time, failing which such holder concerned may be refused entry to the Extraordinary General Meeting.
If your bank or broker holds your shares in “street name,” you may also be required to provide proof of beneficial ownership of Ordinary Shares on the Record Date, such as a bank or brokerage statement or a letter from your bank or brokerage firm showing that you owned Ordinary Shares at the close of business on the Record Date.
You may virtually attend and participate in the Extraordinary General Meeting by visiting www.virtualshareholdermeeting.com/ATAI2025SM. The Extraordinary General Meeting webcast will begin promptly at       (Central European Time). We encourage you to access the Extraordinary General Meeting prior to the start time. Online check-in will begin approximately fifteen minutes prior to the Extraordinary General Meeting, and you should allow ample time for the check-in procedures. To virtually attend and participate in the Extraordinary General Meeting, you will need the 16-digit control number included on your proxy card or on the instructions that accompanied your proxy materials. If your bank or broker or other nominee holds your shares in “street name,” you should contact your bank or broker or other nominee to obtain your 16-digit control number. If you lose your 16-digit control number, you may join the Extraordinary General Meeting as a “Guest.”

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
Q.23	What if during the check-in time or during the Extraordinary General Meeting I have technical difficulties or trouble accessing the virtual Extraordinary General Meeting website?
A.23
If you encounter any difficulties accessing the virtual Extraordinary General Meeting website during the check-in or Extraordinary General Meeting time, please call the technical support number that will be posted on the Extraordinary General Meeting login page.

Q.24	Will atai’s directors attend the Extraordinary General Meeting?
A.24	Yes, our directors are expected to attend the Extraordinary General Meeting, either in person or virtually.
Q.25	What if a quorum is not present at the Extraordinary General Meeting?
A.25
If the requisite quorum (see above under “How many shares must be present to hold the Extraordinary General Meeting?”) is not present, then the Extraordinary General Meeting cannot validly pass any of the proposals and a new meeting shall be convened in accordance with applicable law.

Q.26	What does it mean if I receive more than one set of proxy materials?
A.26
It means that your Ordinary Shares are held in more than one account at the transfer agent and/or with banks, brokers or other nominees. Please vote all of your Ordinary Shares. To ensure that all of your Ordinary Shares are voted, for each set of proxy materials please submit your proxy by phone, via the Internet, or by signing, dating and returning the enclosed proxy card in the enclosed envelope.

Q.27	How do I vote?
A.27
Shareholders of Record - If you are a Person with Meeting Rights and if you are a shareholder of record, you have the right to vote online or in person at the Extraordinary General Meeting or you may appoint a proxy to vote on your behalf. All proxies must be received no later than the Cut-off Time. There are three ways to vote by proxy:

•	by Telephone – You can vote by telephone by calling +1-800-690-6903 and following the instructions on the proxy card;
•	by Internet – You can vote over the Internet at www.proxyvote.com by following the instructions on the proxy card; or
•	by Mail – You can vote by mail by signing, dating and mailing the proxy card.
Telephone and Internet voting facilities will be available 24 hours a day and will close at the Cut-off Time.
Submitting a proxy will not prevent you from voting your shares at the Extraordinary General Meeting if you desire to do so, as your proxy is revocable at your option.
Beneficial Owners of Ordinary Shares Held in “Street Name” If your Ordinary Shares are held in “street name” through a bank, broker, or other nominee, you will receive instructions on how to vote from your bank, broker or other nominee. You must follow their instructions in order for your Ordinary Shares to be voted. Telephone and Internet voting also may be offered to shareholders owning Ordinary Shares through certain banks, brokers or other nominees.
If your Ordinary Shares are held in “street name” and you would like to vote your Ordinary Shares in person at the Extraordinary General Meeting, you should contact your bank, brokerage firm or other nominee to obtain a “legal proxy” or “instrument of proxy”, bring it to the Extraordinary General Meeting in order to vote and notify us in writing of your identity and intention to attend the Extraordinary General Meeting (see above under “Who can attend the Extraordinary General Meeting?”).
Q.28	How does the Board recommend that I vote?
A.28
The Board unanimously recommends that atai shareholders vote “FOR” the adoption of each of the Acquisition Proposal, the Share Issuance Proposal, the Director Nominee Proposals, the Governing Documents Proposal, the Redomiciliation Proposal, the Redomiciliation Withdrawal Rights Proposal and the Redomiciliation Share Conversion Proposal.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
Q.29
What vote is required for adoption of the Acquisition Proposal, the Share Issuance Proposal, the Director Nominee Proposals, the Governing Documents Proposal, the Redomiciliation Proposal, the Redomiciliation Withdrawal Rights Proposal and the Redomiciliation Share Conversion Proposal?

A.29
The Acquisition Proposal. The adoption of the Acquisition Proposal requires, assuming a quorum is present, the affirmative vote of a majority of the votes cast at the Extraordinary General Meeting, whether in person or represented by proxy (meaning that of the votes cast at the Extraordinary General Meeting, a majority of them must be voted “for” the proposal for it to be adopted). Abstentions will have no effect on the Acquisition Proposal but will count towards a quorum. Assuming a quorum is present, a failure to vote or otherwise be present at the Extraordinary General Meeting will have no effect on the Acquisition Proposal.

The Share Issuance Proposal. The adoption of the Share Issuance Proposal requires, assuming a quorum is present, the affirmative vote of a majority of the votes cast at the Extraordinary General Meeting, whether in person or represented by proxy (meaning that of the votes cast at the Extraordinary General Meeting, a majority of them must be voted “for” the proposal for it to be adopted). Abstentions will have no effect on the Share Issuance Proposal but will count towards a quorum. Assuming a quorum is present, a failure to vote or otherwise be present at the Extraordinary General Meeting will have no effect on the Share Issuance Proposal.
The Director Nominee Proposals. Because the Director Nominee Proposals are based on a binding nomination, as discussed further in “Proposal 3A—Director Nominee Proposals” and “Proposal 3B—Director Nominee Proposals”, and assuming a quorum is present, each nominee shall be appointed as non-executive director unless at least a majority of two-thirds of the votes, representing more than half of atai’s issued share capital, are cast against the appointment. Abstentions will have no effect on the Director Nominee Proposals but will count towards a quorum. Assuming a quorum is present, a failure to vote or otherwise be present at the Extraordinary General Meeting will have no effect on the Director Nominee Proposals.
The Governing Documents Proposal. The adoption of the Governing Documents Proposal requires, assuming a quorum is present, the affirmative vote of a majority of the votes cast at the Extraordinary General Meeting, whether in person or represented by proxy (meaning that of the votes cast at the Extraordinary General Meeting, a majority of them must be voted “for” the proposal for it to be adopted). Abstentions will have no effect on the Governing Documents Proposal. Assuming a quorum is present, a failure to vote or otherwise be present at the Extraordinary General Meeting will have no effect on the Governing Documents Proposal.
The Redomiciliation Proposal. The adoption of the Redomiciliation Proposal requires, assuming a quorum is present, the affirmative vote of at least two-thirds of the votes cast at the Extraordinary General Meeting, whether in person or represented by proxy (meaning that of the votes cast at the Extraordinary General Meeting, at least two-thirds of them must be voted “for” the proposal for it to be adopted). Abstentions will have no effect on the Redomiciliation Proposal. Assuming a quorum is present, a failure to vote or otherwise be present at the Extraordinary General Meeting will have no effect on the Redomiciliation Proposal
The Redomiciliation Withdrawal Rights Proposal. The adoption of the Redomiciliation Withdrawal Rights Proposal requires, assuming a quorum is present, the affirmative vote of a majority of the votes cast at the Extraordinary General Meeting, whether in person or represented by proxy (meaning that of the votes cast at the Extraordinary General Meeting, a majority of them must be voted “for” the proposal for it to be adopted). Abstentions will have no effect on the Redomiciliation Withdrawal Rights Proposal. Assuming a quorum is present, a failure to vote or otherwise be present at the Extraordinary General Meeting will have no effect on the Redomiciliation Withdrawal Rights Proposal.
The Redomiciliation Share Conversion Proposal. The adoption of the Redomiciliation Share Conversion Proposal requires, assuming a quorum is present, the affirmative vote of a majority of the votes cast at the Extraordinary General Meeting, whether in person or represented by proxy (meaning that of the votes cast at the Extraordinary General Meeting, a majority of them must be voted “for” the proposal for it to be

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
adopted). Abstentions will have no effect on the Redomiciliation Share Conversion Proposal. Assuming a quorum is present, a failure to vote or otherwise be present at the Extraordinary General Meeting will have no effect on the Redomiciliation Share Conversion Proposal.
Q.30	Can I change my vote after I submit my proxy?
A.30	Yes. You may revoke your submitted proxy and change your vote prior to the Cut-off Time by:
•	submitting a duly executed proxy bearing a later date; or
•	granting a subsequent proxy through the Internet or telephone.
Your most recent proxy card or telephone or Internet proxy is the one that will be counted. You may also attend the Extraordinary General Meeting in person and revoke your proxy at the Extraordinary General Meeting or grant a separate proxy in writing to a representative who may attend the Extraordinary General Meeting in person and revoke your prior proxy at the Extraordinary General Meeting on your behalf, provided that you or your representative has registered to attend the Extraordinary General Meeting in person prior to the Cut-off Time.
If your Ordinary Shares are held in “street name,” you may change or revoke your voting instructions by following the specific directions provided to you by your bank, broker or other nominee, or you may vote in person at the Extraordinary General Meeting by obtaining a “legal proxy” or “instrument of proxy” from your bank, broker or other nominee, bringing your “legal proxy” or “instrument of proxy” to the Extraordinary General Meeting in order to vote and notifying the Company in writing of your identity and intention to attend the Extraordinary General Meeting (see above under “Who can attend the Extraordinary General Meeting?”).
Q.31	Is my vote important?
A.31
Yes. Your vote is very important. The Acquisition cannot be completed unless each of the Acquisition Proposal, the Share Issuance Proposal, the Director Nominee Proposals and the Governing Documents Proposal is approved by atai shareholders, and the Redomiciliation cannot be completed unless each of the Redomiciliation Proposal, the Redomiciliation Withdrawal Rights Proposal and the Redomiciliation Share Conversion Proposal is approved by atai shareholders.

Only Persons with Meeting Rights (i.e., holders of Ordinary Shares or who otherwise have voting rights and/or meeting rights with respect to Ordinary Shares on the Record Date, provided that they are recorded as such in our shareholders’ register or in the register maintained by our U.S. transfer agent) are entitled to vote at the Extraordinary General Meeting.
Q.32	What if I do not specify how my shares are to be voted?
A.32
If you submit a proxy prior to the Cut-off Time but do not indicate any voting instructions, or if your voting instructions are otherwise unclear, the persons named as proxies will vote in accordance with the recommendations of the Board. The Board’s recommendations are indicated on page 91 of this proxy statement/prospectus, as well as with the description of each proposal in this proxy statement/prospectus.

Q.33	Who will count the votes?
A.33
Broadridge will provide NautaDutilh N.V., our Dutch legal counsel, with a tabulation of the votes submitted by proxy prior to the Cut-off Time as described in this proxy statement/prospectus and NautaDutilh N.V. will tabulate the votes cast at the Extraordinary General Meeting by Persons with Meeting Rights attending in person, if any. These tabulations will be provided to the Company.

Q.34	Will any other business be conducted at the Extraordinary General Meeting?
A.34	No business shall be voted on at the Extraordinary General Meeting, except for Proposals 1 through 7.
Q.35	What is an abstention and how will abstentions be treated?
A.35
An “abstention” represents a shareholder’s affirmative choice to decline to vote on a proposal. Under Dutch law and the Articles of Association, Ordinary Shares for which the holder thereof abstains from

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voting will not count as votes cast at the Extraordinary General Meeting for any of the proposals presented as voting items. Abstentions have no effect on the adoption of Proposals 1 through 7. Abstentions count for purposes of determining whether a quorum is present.
Q.36	How many votes do I have?
A.36	Each shareholder present in person, virtually or by proxy or, in the case of a corporation, by a duly authorized representative, has one vote for each Ordinary Share held by the shareholder.
Q.37	What are broker non votes and do they count for determining a quorum?
A.37
Generally, broker non-votes occur when shares held by a broker in “street name” for a beneficial owner are not voted with respect to a particular proposal because the broker has not received voting instructions from the beneficial owner and lacks discretionary voting power to vote those shares. A broker is entitled to vote shares held for a beneficial owner on routine matters without instructions from the beneficial owner of those shares. On the other hand, absent instructions from the beneficial owner of such shares, a broker is not entitled to vote shares held for a beneficial owner on non-routine matters, which includes Proposals 1, 2, 3, 5, 6 and 7. Broker non-votes will have no effect on the adoption of Proposals 1, 2, 3, 5, 6 and 7 because they do not count for the purpose of determining the number of votes cast.

Under the rules of the New York Stock Exchange and Nasdaq, banks, brokers and other nominees who hold Ordinary Shares in “street name” for their customers have authority to vote on “routine” proposals when they have not received instructions from beneficial owners. Because brokers have discretionary authority to vote on Proposal 4, atai does not expect any broker non-votes with respect to Proposal 4, and broker non-votes, if any, will have no effect on the adoption of Proposal 4.
Broker non-votes do not count for purposes of determining whether a quorum is present.
Q.38	How do we solicit proxies?
A.38	atai has retained Innisfree to assist in the solicitation process. atai will pay Innisfree a fee of approximately $30,000 and reimbursement for reasonable and customary documented expenses.
atai and its Board will solicit proxies and will bear the entire cost of this solicitation. The initial solicitation of proxies may be supplemented by additional mail communications and by telephone, fax, email, Internet and personal solicitation by our directors or other employees. No additional compensation for soliciting proxies will be paid to our directors or other employees for their proxy solicitation efforts.
Q.39	Where can I find the voting results of the Extraordinary General Meeting?
A.39
We plan to announce whether the proposals have passed at the Extraordinary General Meeting and we will report the final voting results in a Current Report on Form 8-K, which we intend to file with the SEC within four business days of the Extraordinary General Meeting.

Q.40	What equity stake will Sellers hold in atai immediately following the Acquisition?
A.40
Former Beckley Psytech holders are expected to own approximately 28.2% of the then-outstanding Ordinary Shares, based on atai’s outstanding equity as of June 30, 2025, after giving effect to the Acquisition and certain other transactions described therein, including the consummation of the July PIPE Financing, and assuming conversion of all warrants, convertible securities and equity awards using the treasury stock method.

Q.41	Are there any conditions to the Closing that must be satisfied?
A.41
The obligations of atai and Beckley Psytech to complete the Acquisition are subject to certain conditions being satisfied or, where legally permissible, waived. For a more detailed discussion of the conditions to the Closing, see “The Share Purchase Agreement—Conditions Precedent” beginning on page 84.

Q.42	What happens if the Acquisition is not completed?
A.42
If any of the Proposals 1 through 4 is not adopted by atai shareholders or if the Acquisition is not completed for any other reason, the Sellers and optionholders of Beckley Psytech will not receive Share Consideration.

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If the Share Purchase Agreement is terminated under specified circumstances, atai may be required to pay Beckley Psytech a termination fee. For a more detailed discussion on the termination of the Share Purchase Agreement and related fees, see “The Share Purchase Agreement—Termination; Notice of Termination” beginning on page 85 of this proxy statement/prospectus.
Q.43	What happens to outstanding atai compensation and benefits plans in connection with the Redomiciliation?
A.43
In connection with the Redomiciliation, atai Delaware will assume or, as applicable, substitute with substantially similar entitlements, all compensation or benefit plans, policies and arrangements previously maintained by atai. With respect to atai’s equity incentive plans, atai Delaware will assume the equity incentive plans and all outstanding incentive awards issued thereunder. Each outstanding atai incentive award previously granted under the assumed atai equity incentive plans will be converted to an equivalent atai Delaware incentive award. The incentive awards granted by atai Delaware as a result of such conversion will be subject to substantially the same terms and conditions as the previously held atai incentive awards, except, in the case of equity-based atai incentive awards, the security issuable upon exercise or settlement of the relevant atai Delaware incentive award, as applicable, will be atai Delaware Common Stock (or its cash equivalent) rather than Ordinary Shares (or their cash equivalent).

Q.44	Who can answer my questions about the Extraordinary General Meeting, the Acquisition or the Redomiciliation?
A.44
If you have questions about the Extraordinary General Meeting or the information contained in this proxy statement/prospectus, or desire additional copies of this proxy statement/prospectus or additional proxies, please contact atai’s proxy solicitor, Innisfree, 877-750-0926 (U.S. and Canada toll-free), 412-232-3651 (international) or 212-750-5833 (banks and brokers).

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This proxy statement/prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act, and Section 21E of the Exchange Act. All statements contained in this proxy statement/prospectus, other than statements of historical fact, should be considered forward-looking statements, including without limitation statements regarding expectations regarding the Closing, including timing and approvals; expectations regarding operations of the Combined Group, including strategic value of the clinical development programs for patients and shareholders as well as expectations regarding financial synergies; timing and results of Beckley Psytech’s BPL-003 Phase 2b trial and related data readouts (results of such Phase 2b trial have now been made available, as previously reported by atai); expectations regarding Beckley’s other clinical assets, including ELE-101; our business strategy and plans; and the potential, success, cost and timing of development of our product candidates, and the product candidates of those companies we invest in; potential future changes to jurisdiction of tax residency or jurisdiction of incorporation and the effects of those changes on us and the effect of the approval of certain proposals contained in this proxy statement/prospectus on the structure and composition of our Board. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “could,” “would,” “project,” “plan,” “potentially,” “preliminary,” “likely,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these words.
We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are neither promises nor guarantees, and are subject to a number of important factors that could cause actual results to differ materially from any future results, performance or achievements express or implied by the forward-looking statements, including without limitation: (i) the proposed Acquisition may not be completed in a timely manner or at all, including the risk that any required shareholder approvals are not obtained; (ii) the failure to realize the anticipated benefits of the proposed transaction; (iii) the possibility that any or all of the various conditions to the consummation of the Acquisition may not be satisfied or waived; (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Share Purchase Agreement; (v) the effect of the announcement or pendency of the business combination on our ability to retain and hire key personnel, or our operating results and business generally; (vi) the effects of the Redomiciliation on trading, liquidity and the price of atai securities; and (vii) other important factors described in the section titled “Risk Factors” in our most recent Annual Report on Form 10-K filed with the SEC, as such factors may be updated from time to time in our other filings with the SEC.
Any forward-looking statements made herein speak only as of the date of this proxy statement/prospectus, and you should not rely on forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, performance or achievements reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update any of these forward-looking statements for any reason after the date of this proxy statement/prospectus or to conform these statements to actual results or revised expectations. Additionally, certain information we may disclose (either herein or elsewhere) is informed by the expectations of various stakeholders or third-party frameworks and, as such, may not necessarily be material for purposes of our filings under U.S. federal securities laws, even if we use “material” or similar language in discussing such matters.

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RISK FACTORS
Risks Relating to atai’s Business
You should read and consider risk factors specific to atai’s business that will also affect the Combined Group after the Acquisition. These risks are described in the sections entitled “Risk Factors” in atai’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 and in other documents incorporated by reference into this proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” beginning on page 214 of this proxy statement/prospectus for the location of information incorporated by reference into this proxy statement/prospectus.
Risks Relating to the Acquisition
The number of Ordinary Shares to be issued by atai pursuant to the Share Purchase Agreement will not be changed to reflect changes in the trading price of the Ordinary Shares between now and the time the Acquisition is completed.
The market price of Ordinary Shares has fluctuated since the date of the announcement of the parties’ entry into the Share Purchase Agreement and will continue to fluctuate from the date of this proxy statement/prospectus to the date of the Extraordinary General Meeting, the date the Acquisition is completed and thereafter. However, the number of Ordinary Shares to be issued by atai pursuant to the Share Purchase Agreement will not be changed to reflect changes in the trading price of the Ordinary Shares between now and the time the Acquisition is completed. Therefore, even if the trading price of Ordinary Shares increases, existing atai shareholders will not benefit from less dilution because this change in trading price will not impact the number of shares issuable pursuant to the Share Purchase Agreement.
atai shareholders as of immediately prior to the Acquisition will have reduced ownership in the Combined Group immediately following the Acquisition.
The issuance of Ordinary Shares pursuant to the Share Purchase Agreement could have the effect of depressing the market price of Ordinary Shares, through dilution of earnings per share or otherwise. Any dilution of, or delay of any accretion to, atai’s earnings per share could cause the price of Ordinary Shares to decline or increase at a reduced rate.
Based on the number of Ordinary Shares issued and outstanding as of June 30, 2025, the number of Ordinary Shares issuable as the Share Consideration would represent approximately 28.2% of our outstanding Ordinary Shares, after giving effect to the Acquisition and certain other transactions described therein, including the consummation of the July PIPE Financing, and assuming conversion of all warrants, convertible securities and equity awards using the treasury stock method.
The respective obligations of atai, the Sellers, the Beckley Optionholders and Beckley Psytech to complete the Acquisition are subject to a number of conditions that, if not fulfilled, or not fulfilled in a timely manner, may delay completion of the Acquisition or result in termination of the Share Purchase Agreement.
The respective obligations of atai, the Sellers, the Beckley Optionholders and Beckley Psytech to complete the Acquisition are subject to the satisfaction at or prior to the Closing of numerous conditions, including obtaining the Shareholder Approval.
Certain of the conditions to completion of the Acquisition are not within atai’s control, and atai cannot predict when, or if, these conditions will be satisfied. If any of these conditions are not satisfied or waived prior to the Longstop Date, it is possible that the Share Purchase Agreement may be terminated. Although atai, the Sellers, the Beckley Optionholders and Beckley Psytech have agreed in the Share Purchase Agreement to use all reasonable endeavors and fully cooperate in all actions and omissions to ensure the shareholder approval condition is satisfied as soon as practicable, these and other conditions to the Closing may fail to be satisfied. In addition, satisfying the conditions to and completion of the Acquisition may take longer, and could cost more, than atai expects. atai cannot predict whether and when these other conditions will be satisfied. Furthermore, the requirements for obtaining the required approvals could delay the Closing for a significant period of time or prevent it from occurring. Any delay in completing the Acquisition may adversely affect the benefits that atai expects to achieve if the Acquisition and the integration of atai’s and Beckley Psytech’s respective businesses are not completed within the expected timeframe. There can be no assurance that all required approvals will be obtained or obtained prior to the Longstop Date.

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Failure to complete the Acquisition could negatively impact atai’s share price.
If the Acquisition is not completed for any reason, atai would be subject to a number of risks, including the following:
•	atai may experience negative reactions from the financial markets, including negative impacts on its valuation;
•	atai will still be required to pay certain significant expenses relating to the Acquisition;
•	atai may be required to make a termination payment as required by the Share Purchase Agreement (including the Break Fee Shares, as defined therein);
•
matters relating to the Acquisition (including integration planning) require substantial commitments of time and resources by atai’s management, which may have resulted in the distraction of atai’s management from ongoing business operations and pursuing other opportunities that could have been beneficial to atai; and

•
litigation related to any failure to complete the Acquisition or related to any enforcement proceeding may be commenced against atai to perform its obligations pursuant to the Share Purchase Agreement.

If the Acquisition is not completed, the risks described above may materialize and cause atai’s share price to be negatively impacted.
Completion of the Acquisition may trigger a change in control or other provisions in certain agreements to which Beckley Psytech is a party.
The completion of the Acquisition may trigger a change in control or other provisions in certain agreements to which Beckley Psytech is a party. If atai and Beckley Psytech are unable to negotiate waivers of those provisions, the counterparties may exercise their rights and remedies under the agreements, potentially terminating the agreements, or seeking monetary damages. Even if atai and Beckley Psytech are able to negotiate waivers, the counterparties may require a fee for such waivers or seek to renegotiate the agreements on terms less favorable to the Combined Group.
atai and Beckley Psytech are expected to incur significant transaction costs in connection with the Acquisition, which may be in excess of those anticipated by atai.
atai and Beckley Psytech have incurred and are expected to continue to incur a number of non-recurring costs associated with negotiating and completing the Acquisition, combining the operations of the companies and achieving desired synergies. These costs have been, and will continue to be, substantial and, in many cases, will be borne by atai whether or not the Acquisition is completed. A substantial majority of non-recurring expenses will consist of transaction costs and include, among others, fees paid to advisors, employee retention, severance and benefit costs, financing costs, and other transaction expenses. atai will also incur costs related to formulating and implementing integration plans, including facilities and systems consolidation costs and other employment-related costs. atai will continue to assess the magnitude of these costs and additional unanticipated costs may be incurred in connection with the Acquisition and the integration of the two companies’ businesses. While atai has assumed that a certain level of expenses would be incurred, there are many factors beyond atai’s control that could affect the total amount or the timing of the expenses. The costs described above and any unanticipated costs and expenses, many of which will be borne by atai even if the Acquisition is not completed, could have an adverse effect on atai’s financial condition and operating results.
Risks Relating to the Combined Group
The Combined Group will incur losses for the foreseeable future and might never achieve profitability.
The Combined Group may never become profitable, even if the Combined Group is able to complete clinical development for one or more product candidates and eventually commercialize such product candidates. The Combined Group will need to successfully complete significant research, development, testing and regulatory compliance activities that, together with projected general and administrative expenses, is expected to result in substantial increased operating losses for at least the next several years. Even if the Combined Group does achieve profitability, it may not be able to sustain or increase profitability on a quarterly or annual basis.

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Beckley Psytech is an early-stage company with no revenues to date and it has incurred net losses in each year since its inception and has a limited operating history, which makes it difficult to evaluate its current business and prospects. These historical losses and uncertainties in the Beckley Psytech business could continue to affect the Combined Group following the Closing.
The Combined Group will need to raise additional financing in the future to fund its operations, which may not be available to it on favorable terms or at all.
The Combined Group will require substantial additional funds to conduct the costly and time-consuming clinical efficacy trials necessary to pursue regulatory approval of each potential product candidate and to continue the development of future product candidates. The Combined Group’s future capital requirements will depend upon a number of factors, including: the number and timing of future product candidates in the pipeline; progress with and results from preclinical testing and clinical trials; the ability to manufacture sufficient drug supplies to complete preclinical and clinical trials; success in preparing, filing, acquiring, prosecuting, maintaining and enforcing patent and other intellectual property claims; progress with and results from obtaining regulatory approvals and favorable reimbursement or formulary acceptance; and the success in scaling up its commercial operations and organizational infrastructure.
Raising additional capital may be costly or difficult to obtain and could significantly dilute shareholders’ ownership interests or inhibit the Combined Group’s ability to achieve its business objectives. If the Combined Group raises additional funds through public or private equity offerings, the terms of these securities may include liquidation or other preferences that adversely affect the rights of its shareholders. Further, to the extent that the Combined Group raises additional capital through the sale of Ordinary Shares or securities convertible or exchangeable into Ordinary Shares, its shareholders’ ownership interest in the Combined Group will be diluted. In addition, any debt financing may subject the Combined Group to fixed payment obligations and covenants limiting or restricting its ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If the Combined Group raises additional capital through marketing and distribution arrangements or other collaborations, strategic alliances or licensing arrangements with third parties, the Combined Group may have to relinquish certain valuable intellectual property or other rights to its product candidates, technologies, future revenue streams or research programs or grant licenses on terms that may not be favorable to it. Even if the Combined Group were to obtain sufficient funding, there can be no assurance that it will be available on terms acceptable to the Combined Group or its shareholders.
The Combined Group may fail to realize the anticipated benefits of the Acquisition.
The success of the Acquisition will depend on, among other things, the Combined Group’s ability to combine each of atai’s and Beckley Psytech’s businesses in a manner that realizes anticipated synergies and benefits and meets or exceeds the forecasted stand-alone cost savings anticipated by the Combined Group. Over time, atai anticipates that the Combined Group will benefit from significant synergies, based on, among other things, increased scale. If the Combined Group is not able to successfully achieve these synergies, or the cost to achieve these synergies is greater than expected, then the anticipated benefits of the Acquisition may not be realized fully or at all or may take longer to realize than expected.
The success of the Acquisition will also depend on the ability of the product candidates to achieve anticipated clinical, regulatory and commercial outcomes. Clinical trials are inherently uncertain, and preliminary or early-stage results may not be predictive of final outcomes or lead to regulatory approval. Furthermore, even if regulatory approval is obtained, the Combined Group may face significant commercialization challenges or encounter competition sooner than expected. If Beckley Psytech’s product candidates do not demonstrate safety or efficacy in later-stage trials, fail to receive regulatory approvals, encounter intellectual property challenges or face unforeseen commercial or competitive obstacles, the Combined Group may not realize the expected benefits of the Acquisition.
The failure to successfully integrate the businesses and operations of atai and Beckley Psytech in the expected time frame may adversely affect the Combined Group’s future results.
atai and Beckley Psytech have operated and, until the Closing, will continue to operate independently. Upon completion of the Acquisition, their respective businesses may not be integrated successfully. It is possible that the integration process could result in the loss of suppliers, vendors, landlords, joint venture partners or other business partners, the disruption of either company’s or both companies’ ongoing businesses, inconsistencies in standards,

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controls, procedures and policies, potential unknown liabilities and unforeseen expenses or delays associated with and following completion of the Acquisition or higher than expected integration costs and an overall post-completion integration process that takes longer than originally anticipated. The following considerations, among others, may need to be addressed in integrating the operations of atai and Beckley Psytech in order to realize the anticipated benefits of the Acquisition:
•	combining the companies’ operations and corporate functions and the resulting difficulties associated with managing a larger, more complex, integrated business;
•	combining the businesses of atai and Beckley Psytech in a manner that permits the Combined Group to achieve any cost savings or operating synergies anticipated to result from the Acquisition;
•	reducing additional and unforeseen expenses such that integration costs are not more than anticipated;
•	avoiding delays in connection with the integration process;
•	minimizing the loss of key employees;
•	identifying and eliminating redundant functions and assets;
•
maintaining existing agreements with suppliers, vendors, landlords, joint venture partners or other business partners and avoiding delays in entering into new agreements with prospective providers and vendors or business partners; and

•	consolidating the companies’ operating, administrative and information technology infrastructure.
In addition, at times the attention of certain members of either company’s or both companies’ management and resources may be focused on completion of the Acquisition and the integration of the businesses of the two companies and diverted from day-to-day business operations or other opportunities that may have been beneficial to each such company, which may disrupt each company’s ongoing business and ultimately the business of the Combined Group following the Closing.
The unaudited pro forma condensed combined financial information contained in this proxy statement/prospectus may not be indicative of the Combined Group’s results of operations or financial condition following the Closing.
This proxy statement/prospectus includes unaudited pro forma condensed combined financial information for the Combined Group, which gives effect to the Acquisition and certain other transactions described therein and should be read in conjunction with the financial statements and accompanying notes of atai and Beckley Psytech which are incorporated by reference or included in this proxy statement/prospectus. The unaudited pro forma condensed combined financial information contained in this proxy statement/prospectus is being presented for illustrative purposes only and should not be considered to be indicative of the Combined Group’s results of operations or financial condition following the Closing. The unaudited pro forma condensed combined financial information has been derived from the historical financial statements of atai and Beckley Psytech and adjustments, assumptions and preliminary estimates have been made in connection with the preparation of this information. The information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments, assumptions and estimates are difficult to make with accuracy.
Moreover, the unaudited pro forma condensed combined financial information does not reflect all costs that are expected to be incurred by the Combined Group in connection with the Acquisition. For example, the impact of any incremental costs incurred in coordinating the operations of atai and Beckley Psytech are not reflected in the unaudited pro forma condensed combined financial information. In addition, the unaudited pro forma condensed combined financial information does not include, among other things, estimated cost synergies, adjustments related to restructuring or integration activities, future acquisitions, dispositions and other expenses not yet known or probable, or impacts of change in control provisions that are currently not factually supportable or probable of occurring.
As a result, the actual results of operations and financial condition of the Combined Group following the Closing may not be consistent with, or evident from, the unaudited pro forma condensed combined financial information. The assumptions used in preparing the unaudited pro forma condensed combined financial information may not prove to be accurate, and other factors may affect the Combined Group’s results of operations or financial condition following the Closing. Given Beckley Psytech’s limited operating history, current net losses, and inherent business uncertainties, there is an increased risk that the Combined Group’s future financial performance may deviate

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significantly from the pro forma estimates. Any potential decline in the Combined Group’s financial condition or results of operations may cause significant variations in the price of Ordinary Shares following the Closing.
The unaudited pro forma condensed combined financial information in this proxy statement/prospectus is based on the best information available, which in part includes a number of estimates and assumptions. These estimates and assumptions may prove not to be accurate, and accordingly, the pro forma financial information included herein does not necessarily reflect the financial condition or results of operations that the Combined Group would have achieved during the periods presented or those that it will achieve in the future, and such information should not be relied upon as an indicator of future performance, financial condition or liquidity.
The financial forecasts relating to atai and Beckley Psytech prepared in connection with the Acquisition may not be realized, which may adversely affect the market price of Ordinary Shares following the Closing.
This proxy statement/prospectus includes certain financial forecasts considered by atai in connection with the Acquisition. None of the financial forecasts prepared by atai were prepared with a view towards public disclosure or compliance with the published guidelines of the SEC, GAAP or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts. These forecasts are inherently based on various estimates and assumptions that are subject to the judgment of those preparing them. These forecasts are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of atai. Important factors that may affect the actual results of atai and Beckley Psytech and cause the internal financial forecasts to not be achieved include risks and uncertainties relating to atai’s and Beckley Psytech’s businesses, industry performance, the regulatory environment, general business and economic conditions and other factors described under the section entitled “Cautionary Note Regarding Forward-Looking Statements” in this proxy statement/prospectus.
In addition, the financial forecasts also reflect assumptions that are subject to change and do not reflect revised prospects for atai’s and Beckley Psytech’s businesses, changes in general business or economic conditions or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the financial forecasts were prepared. In addition, since such financial forecasts cover multiple years, the information by its nature becomes less predictive with each successive year. There can be no assurance that atai’s, Beckley Psytech’s or the Combined Group’s financial condition or results of operations will be consistent with those set forth in such forecasts.
The Combined Group’s share price may be volatile, and the market price of its ordinary shares may drop following the Acquisition.
The market price of the Combined Group’s ordinary shares following the Acquisition could be subject to significant fluctuations. Market prices for securities of early-stage pharmaceutical, biotechnology, and other life sciences companies have historically been particularly volatile. Some of the factors that may cause the market price of the Combined Group’s ordinary shares to fluctuate following the Acquisition include:
•	the failure or delay of any of the Combined Group’s product candidates to obtain regulatory approval;
•	the failure of any of the Combined Group’s product candidates, if approved for marketing and commercialization, to achieve commercial success;
•	any inability to obtain adequate supply of the Combined Group’s product candidates or any inability to do so at acceptable prices;
•	the entry into, or termination of, key agreements, including key licensing, supply or collaboration agreements;
•
the initiation of material developments in, or conclusion of, disputes or litigation to enforce or defend any of the Combined Group’s intellectual property rights or defend against the intellectual property rights of others;

•	changes in laws or regulations applicable to the Combined Group’s product candidates;
•	the results of current, and any future, nonclinical or clinical trials of the Combined Group’s product candidates;
•	announcements by commercial partners or competitors of new commercial products, clinical progress (or the lack thereof), significant contracts, commercial relationships, or capital commitments;

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•	failure to meet or exceed financial and development projections the Combined Group may provide to the public;
•	failure to meet or exceed the financial and development projections of the investment community;
•	the perception of the pharmaceutical industry by the public, legislatures, regulators and the investment community;
•	adverse publicity relating to the Combined Group’s markets, including with respect to other products and potential products in such markets;
•	the introduction of technological innovations or new therapies competing with potential products of the Combined Group;
•	announcements of significant acquisitions, strategic collaborations, joint ventures or capital commitments by the Combined Group or its competitors;
•	disputes or other developments relating to proprietary rights, including patents, litigation matters, and the Combined Group’s ability to obtain patent protection for its technologies;
•	the loss of key employees;
•	significant lawsuits, including patent or stockholder litigation;
•	if securities or industry analysts do not publish research or reports about the Combined Group’s business, or if they issue an adverse or misleading opinion regarding its business and shares;
•	changes in the market valuations of similar companies;
•	general and industry-specific economic conditions potentially affecting the Combined Group’s research and development expenditures;
•	sales of Ordinary Shares by the Combined Group or its shareholders in the future;
•	trading volume of the Combined Group’s ordinary shares;
•	adverse regulatory decisions;
•	trading volume of the Combined Group’s ordinary shares; and
•	period-to-period fluctuations in the Combined Group’s financial results.
Moreover, the stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies or the biotechnology sector. These broad market fluctuations may also adversely affect the trading price of the Combined Group’s ordinary shares.
In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted class action securities litigation against those companies. Regardless of the merits or the ultimate results of such litigation, if instituted, such litigation could result in substantial costs and diversion of management’s attention and resources, which could significantly harm the Combined Group’s profitability and reputation.
Additionally, a decrease in the share price of the Combined Group may cause the Combined Group’s ordinary shares to no longer satisfy the continued listing standards of Nasdaq. If the Combined Group is not able to maintain the requirements for listing on Nasdaq, it could be delisted, which could have a materially adverse effect on its ability to raise additional funds as well as the price and liquidity of its Ordinary Shares.
The Combined Group must maintain effective internal controls over financial reporting, and if the Combined Group is unable to do so, the accuracy and timeliness of the Combined Group’s financial reporting may be adversely affected, which could have a material adverse effect on the Combined Group’s business and share price.
The Combined Group is expected to continue to be an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”), and therefore will be able to take advantage of certain exemptions from various reporting requirements that are applicable to other companies that are not “emerging growth companies” including not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”).

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The Combined Group must maintain effective internal control over financial reporting in order to accurately and timely report its results of operations and financial condition. In addition, as a public company, the Sarbanes-Oxley Act requires, among other things, that the Combined Group assess the effectiveness of its disclosure controls and procedures quarterly and the effectiveness of the Combined Group’s internal control over financial reporting at the end of each fiscal year. Beckley Psytech, being a privately held company, has not previously been subject to the requirements of the Sarbanes-Oxley Act or similar public company regulatory standards, which may result in additional challenges in integrating and aligning internal controls and compliance processes following the Acquisition.
The rules governing the standards that must be met for the Combined Group management to assess the Combined Group’s internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act are complex and require significant documentation, testing and possible remediation. These stringent standards require that the Combined Group’s audit committee be advised and regularly updated on management’s review of internal control over financial reporting. The Combined Group’s management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that are applicable to the Combined Group as a public company. If the Combined Group fails to staff the Combined Group’s accounting, finance and information technology functions adequately or maintain internal control over financial reporting adequate to meet the demands that will be placed upon the Combined Group as a public company, including the requirements of the Sarbanes-Oxley Act, the Combined Group’s business and reputation may be harmed and its share price may decline. Furthermore, investor perceptions of the Combined Group may be adversely affected, which could cause a decline in the market price of its ordinary shares.
atai and Beckley Psytech do not anticipate that the Combined Group will pay any cash dividends in the foreseeable future.
The current expectation is the Combined Group will retain its future earnings, if any, to fund the development and growth of the Combined Group’s business. As a result, capital appreciation, if any, of the Combined Group’s ordinary shares will be shareholders’ sole source of gain, if any, for the foreseeable future.
If the Combined Group fails to attract and retain management and other key personnel, it may be unable to continue to successfully develop or commercialize its product candidates or otherwise implement its business plan.
The Combined Group’s ability to compete in the highly competitive pharmaceuticals industry depends on its ability to attract and retain highly qualified managerial, scientific, medical, legal, sales and marketing and other personnel. The Combined Group will be highly dependent on its management and scientific personnel. Following the Acquisition, there is a risk that key personnel of Beckley Psytech may leave the Combined Group, which could disrupt operations and negatively impact integration efforts. The loss of the services of any of these individuals could impede, delay or prevent the successful development of the Combined Group’s product pipeline, completion of its planned clinical trials, commercialization of its product candidates or in-licensing or acquisition of new assets and could negatively impact its ability to implement successfully its business plan. If the Combined Group loses the services of any of these individuals, it might not be able to find suitable replacements on a timely basis or at all, and its business could be harmed as a result. The Combined Group might not be able to attract or retain qualified management and other key personnel in the future due to the intense competition for qualified personnel among biotechnology, pharmaceutical and other businesses.
Future sales of Ordinary Shares could have a negative impact on the market price of Ordinary Shares.
On June 2, 2025, atai entered into the Registration Rights Agreement providing for certain registration rights with respect to Ordinary Shares held by such holders from time to time. It is expected that Beckley Psytech shareholders and, if applicable, certain Beckley Optionholders that receive Share Consideration will enter into joinders to become parties to the Registration Rights Agreement at the Closing.
The Registration Rights Agreement requires atai to file a registration statement under the Securities Act providing for the resale of all or part of the registrable securities held by the parties thereto as promptly as practicable, and in any event within 30 calendar days following the earlier of (i) the closing of the transactions contemplated by the Share Purchase Agreement and (ii) the termination of the Share Purchase Agreement, and use reasonable best efforts to cause such registration statement to be declared effective within the timelines specified therein, and thereafter to keep such registration statement effective for the periods specified therein. Apeiron will have customary demand rights that will require atai to file registration statements registering its registrable securities.

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It is possible that some or all of the Beckley Psytech shareholders and optionholders, if applicable, will decide to sell some or all of the Share Consideration after the expiration of applicable lock-up obligations. Any disposition of shares by a significant shareholder, or the perception in the market that such dispositions could occur, may cause the price of Ordinary Shares to fall. Any such decline could impair atai’s ability to raise capital through future sales of Ordinary Shares.
Risks Relating to the Redomiciliation
The expected benefits of the Redomiciliation may not be realized.
There can be no assurance that any or all of the anticipated benefits of the Redomiciliation will be achieved. Achieving the anticipated benefits of the Redomiciliation is subject to a number of risks and uncertainties, including factors that we do not and cannot control. In addition, if the expected benefits of the Redomiciliation do not meet expectations of investors or securities analysts, the price of the atai Delaware Common Stock following completion of the Redomiciliation may decline. For a description of the potential strategic opportunities and other benefits the Board believes are afforded by the Redomiciliation, see “The Redomiciliation—Background and Reasons for the Redomiciliation.”
The Redomiciliation is conditional and the conditions may not be satisfied, and the Board may delay or abandon the Redomiciliation at any time prior to its effectiveness.
Completion of the Redomiciliation is conditional, among other things, upon the adoption of the Redomiciliation Proposal and the Redomiciliation Withdrawal Rights Proposal by atai shareholders at the Extraordinary General Meeting. Although atai is diligently applying its efforts to take, or cause to be taken, all actions to do, or cause to be done, all things necessary, proper or advisable to obtain the requisite approvals, there can be no assurance that these conditions will be fulfilled or that the Redomiciliation will be completed. In addition, a creditor opposition period will have to be observed in connection with the LuxCo Merger that may cause delays in the implementation of the LuxCo Merger.
Furthermore, the Board has reserved the right to delay or abandon the Redomiciliation at any time prior to the LuxCo Merger if it determines for any reason that the consummation of the Redomiciliation, or any part thereof, would be inadvisable or not in the best interests of our shareholders.
The LuxCo Merger will trigger withdrawal rights for atai shareholders that could have a significant impact on our cash position and the exercise of those withdrawal rights might compel the Board to abandon the Redomiciliation.
Under Dutch law, any atai shareholder who voted against the Redomiciliation Proposal at the Extraordinary General Meeting and who does not wish to receive shares in the capital of atai LuxCo pursuant to the LuxCo Merger may exercise a withdrawal right by filing a request with atai for cash compensation within one month after the date of the Extraordinary General Meeting. Depending on the aggregate amount of cash compensation that atai would have to pay pursuant to the valid exercise of these withdrawal rights, this may have a significant impact on our cash position and may cause our Board to determine that the consummation of the Redomiciliation, or any part thereof, is inadvisable and to abandon the Redomiciliation.
atai will allocate time and resources to effecting the Redomiciliation and incur non-recurring costs related thereto.
atai and its management have allocated and will continue to be required to allocate time and resources to effect the completion of the Redomiciliation and related and incidental activities. There is a risk that the challenges associated with managing these various initiatives as described in this proxy statement/prospectus may have a business impact and that consequently the underlying businesses will not perform in line with expectations. This could have an adverse effect on the business, financial condition and reputation of our Company before and after the Redomiciliation.
In addition, atai expects to incur a number of significant non-recurring costs associated with the Redomiciliation, including legal fees, accountants’ fees, proxy solicitor fees, filing fees, mailing expenses and financial printing expenses. There can be no assurance that the actual costs will not exceed those estimated and the actual completion of the Redomiciliation may result in additional and unforeseen expenses. The substantial majority of these costs will be incurred regardless of whether the Redomiciliation is completed and prior to your vote to adopt the Redomiciliation Proposal the Redomiciliation Withdrawal Rights Proposal and the Redomiciliation Share Conversion Proposal at the Extraordinary General Meeting. While it is expected that benefits of the Redomiciliation achieved by

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
atai Delaware will offset these transaction costs over time, this net benefit may not be achieved in the short-term or at all, particularly if the domestication is delayed or does not happen at all. The Board may decide to defer or abandon the Redomiciliation at any time prior to the LuxCo Merger. In addition, even if each of the Redomiciliation Proposal and the Redomiciliation Withdrawal Rights Proposal is adopted by the shareholders of atai, we will not effect the Redomiciliation if any of the conditions to the Redomiciliation fails to be satisfied (unless waived by the Board).
The Redomiciliation may result in adverse tax consequences for holders of Ordinary Shares.
As discussed more fully under “U.S. Federal Income Tax Considerations,” it is intended that each of the LuxCo Merger and the Delaware Conversion qualify as an F reorganization for U.S. federal income tax purposes. However, atai has not sought, and does not intend to seek, any ruling from the IRS with respect to the qualification of each of the LuxCo Merger and the Delaware Conversion as an F Reorganization. No assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation. If the LuxCo Merger or the Delaware Conversion fails to qualify as an F Reorganization, a U.S. Holder (as defined in “U.S. Federal Income Tax Considerations—U.S. Holders”) of Ordinary Shares or the atai LuxCo Ordinary Shares, as applicable, generally would recognize gain or loss with respect to its Ordinary Shares or atai LuxCo Ordinary Shares, as applicable, in an amount equal to the difference, if any, between the fair market value of the corresponding atai LuxCo Ordinary Shares or shares of atai Delaware Common Stock, as applicable, received in the LuxCo Merger and the Delaware Conversion, as applicable, and the U.S. Holder’s adjusted tax basis in its Ordinary Shares or atai LuxCo Ordinary Shares, as applicable, surrendered.
Assuming that each of the LuxCo Merger and the Delaware Conversion qualifies as an F Reorganization, subject to the PFIC rules discussed under “U.S. Federal Income Tax Considerations—U.S. Holders—Tax Effects of the Redomiciliation to U.S. Holders—PFIC Considerations”, U.S. Holders generally will be subject to Section 367(b) of the Code. A U.S. Holder whose Ordinary Shares, on the date of the Redomiciliation, have a fair market value of less than $50,000 and who, on the date of the Redomiciliation, beneficially owns (actually or constructively) less than 10% of the total combined voting power of all classes of atai stock entitled to vote and less than 10% of the total value of all classes of atai stock generally will not recognize any gain or loss and will not be required to include any part of atai’s earnings and profits in income as a result of the Redomiciliation. A U.S. Holder whose Ordinary Shares, on the date of the Redomiciliation, have a fair market value of $50,000 or more and, who on the date of the Redomiciliation, beneficially owns (actually or constructively) less than 10% of the total combined voting power of all classes of atai stock entitled to vote and less than 10% of the total value of all classes of atai stock, generally will recognize gain (but not loss) in respect of the Redomiciliation as if such U.S. Holder exchanged its Ordinary Shares for shares of atai Delaware Common Stock in a taxable transaction, unless such U.S. Holder elects in accordance with applicable Treasury Regulations to include in income as a deemed dividend deemed paid by atai the “all earnings and profits amount” (as defined in the Treasury Regulations under Section 367 of the Code) attributable to the Ordinary Shares held directly by such U.S. Holder. A U.S. Holder who, on the day of the Redomiciliation, beneficially owns (actually or constructively) 10% or more of the total combined voting power of all classes of atai stock entitled to vote or 10% or more of the total value of all classes of atai stock, generally will be required to include in income as a deemed dividend deemed paid by atai LuxCo the “all earnings and profits amount” (as defined in the Treasury Regulations under Section 367 of the Code) attributable to the existing shares held directly by such U.S. Holder as a result of the Redomiciliation. atai does not expect to have a material amount of earnings and profits on the date of the Redomiciliation. However, it is possible that, notwithstanding atai’s expectations, the amount of atai’s cumulative net earnings and profits could be positive through the date of the Redomiciliation. Therefore, there can be no assurance that atai will not have a material amount of earnings and profits on the date of the Redomiciliation.
Additionally, following the Redomiciliation, dividends paid to a Non-U.S. Holder (as defined in “U.S. Federal Income Tax Considerations—Non-U.S. Holders”) in respect of its shares of atai Delaware Common Stock may be subject to U.S. federal withholding taxes.
The tax consequences of the Redomiciliation are complex and will depend on a holder’s particular circumstances. All holders are urged to consult their tax advisor regarding the tax consequences to them of the Redomiciliation, including the applicability and effect of U.S. federal, state, local and non-U.S. tax laws. For a more complete discussion tax considerations of the Redomiciliation, see “Netherlands Tax Considerations” and “U.S. Federal Income Tax Considerations”.
With respect to the Luxembourg direct tax consequences of the holders, such consequences will also depend on a holder’s particular circumstances. However, no Luxembourg adverse tax consequences should arise provided that

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the holders: i) do not hold a participation representing more than 10% of atai LuxCo’s share capital, and ii) holders have not been Luxembourg tax resident for more than fifteen years while becoming non-resident less than five year before atai LuxCo’s re-domiciliation.
As further described under “Netherlands Tax Considerations—Material Dutch Tax Consequences of the LuxCo Merger”, atai’s shareholders who are not residents of the Netherlands should generally not be subject to Dutch income tax in connection with the Redomiciliation, subject to certain exceptions. atai’s shareholders who are residents of the Netherlands may be subject to Dutch income tax in connection with the Redomiciliation, depending on the specific tax regime applicable to such holders.
Shareholders should generally not be subject to Dutch dividend withholding tax as a result of the LuxCo Merger, except where a shareholder exercises its withdrawal right and receives Cash Compensation. If a shareholder receives Cash Compensation, Dutch dividend withholding tax should be withheld at a rate of 15% by atai from the Cash Compensation amount that such shareholder is entitled to receive if, and to the extent that, such amount exceeds the average paid-up capital recognized as paid-up capital on the Ordinary Shares for Dutch dividend withholding tax purposes.
For a more detailed discussion of the Dutch tax considerations relating to the Redomiciliation for atai’s shareholders, please refer to the section entitled “Netherlands Tax Considerations—Material Dutch Tax Consequences of the LuxCo Merger.”
Currently, rights of the Company’s shareholders are governed by the laws of the Netherlands and the Articles of Association, while following the Redomiciliation, rights of the shareholders of atai Delaware will be governed by the laws of the State of Delaware and the atai Delaware Proposed Organizational Documents, and accordingly certain rights of the shareholders will change as a result of the Redomiciliation, which may adversely affect the position of the shareholders.
Following the Redomiciliation, the Proposed Charter and the Proposed Bylaws will be the constitutive documents of atai Delaware. These new constitutive documents and Delaware law will contain provisions that differ from those included in the Articles of Association and the laws of the Netherlands and, therefore, certain rights as a shareholder of atai Delaware may differ materially from the rights currently possessed as a shareholder of atai. For example, under Dutch law, shareholders have pre-emptive rights with respect to the issuance of shares of the same class (subject to certain statutory exceptions and unless such pre-emptive rights have been excluded or limited), which is not the case under Delaware law, unless such pre-emptive rights are granted pursuant to the Proposed Bylaws. Also, under Dutch law, the general meeting decides on the issuance of shares (unless the Board has been authorized by the general meeting to do so), whereas, under Delaware law, subject to the Nasdaq Rules, the Board may decide on share issuances without shareholder approval, subject to there being sufficient unissued authorized share capital. Furthermore, the Dutch Corporate Governance Code will no longer apply to atai. See “Comparison of Shareholders Rights between Netherlands Law and Delaware Law” for a description of the material differences between the governance of atai under the Articles of Association and the laws of the Netherlands, compared to the governance of atai Delaware under the Proposed Charter and Proposed Bylaws and the Delaware law. Such differences and other changes in the applicable law and atai’s constitutive documents may adversely affect the rights of the atai’s shareholders.
The Redomiciliation may not be implemented or may not be implemented in a timely manner.
Completion of the Redomiciliation is contingent on factors and circumstances of which some are not, or not completely, within the control of atai. As a result, the Redomiciliation may not be implemented or may not be implemented according to the timeline as currently foreseen by atai, including as a result of the following factors and circumstances:
•
the LuxCo Merger requires a resolution of the shareholders of atai. As part of the Redomiciliation, atai shareholders need to vote on and adopt the Redomiciliation Proposal, the Redomiciliation Withdrawal Rights Proposal and the Redomiciliation Share Conversion Proposal. There is no guarantee that the shareholders will vote in favor of the Redomiciliation Proposal, the Redomiciliation Withdrawal Rights Proposal and the Redomiciliation Share Conversion Proposal. If sufficient shareholders vote against the Redomiciliation Proposal and the Redomiciliation Withdrawal Rights Proposal and/or the applicable quorum is not met, the Redomiciliation will not be implemented;

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•
atai shareholders who voted against the Redomiciliation Proposal at the Extraordinary General Meeting and who do not wish to receive shares in the capital of atai LuxCo pursuant to the LuxCo Merger may make use of the Withdrawal Mechanism (as set out in “The Redomiciliation—Withdrawal Mechanism”), and, if the aggregate cash compensation that would be payable pursuant to the exercise of such withdrawal rights would exceed $5,000,000, the Redomiciliation will not be implemented, unless this condition is waived by the Board;

•
creditors of atai may during a three-month creditor opposition period object to the LuxCo Merger. Although atai believes the LuxCo Merger will not prejudice the position of its creditors and accordingly that any such objections would be without merit, exercise of creditor opposition rights may delay or frustrate implementation of the LuxCo Merger and, therefore, the Redomiciliation;

•	the implementation of the Redomiciliation may be subject to litigation on any grounds, which may delay or otherwise frustrate the implementation of the Redomiciliation; and
•
although atai currently does not envisage regulatory approval being required for the implementation of the Redomiciliation (as set out in “The Redomiciliation—Regulatory Matters”), regulators may take a different view. If any regulator would assert that regulatory approval is nevertheless required for the implementation of the Redomiciliation and such approval is not forthcoming, this may delay or, ultimately, prevent the implementation of the Redomiciliation.

Changes in law, policy or practice may result in adverse tax consequences to atai and its shareholders in relation to the Redomiciliation and atai Delaware going forward.
Certain aspects of the tax treatment of the Redomiciliation and atai Delaware going forward depend on determinations of facts and interpretations of applicable tax laws for which no clear precedent or authority is available. Relevant tax laws, and case law, policies and practices on their application and interpretation are continuously under review and are subject to change, which may result in new or revised interpretation or application of relevant statutory provisions, statutory changes, revisions to regulations, policies and decrees, including the Dutch tax Decree on the conversion of legal entities (Besluit omzetting rechtspersonen) dated March 30, 2022, and other modifications. The expected tax treatment of the Redomiciliation and atai Delaware going forward may be modified by administrative, legislative or judicial interpretation or changes at any time, and any such action may apply on a retroactive or retrospective basis. This could lead to additional taxes to be paid by atai Delaware and consequently, atai Delaware may have to engage in tax litigation to defend or achieve results reflected in prior estimates, declarations or assessments which may be time-consuming and expensive.
For a discussion of the Dutch tax and U.S. federal income tax considerations of the Redomiciliation, see “U.S. Federal Income Tax Considerations” and “Netherlands Tax Considerations”.
The Redomiciliation may have an adverse effect on trading, liquidity and the price of the Ordinary Shares on the stock exchange, as some shareholders may not wish to hold shares of a Delaware issuer and this could negatively affect trading, liquidity and the price of the Ordinary Shares
As a result of the Redomiciliation, atai will be domiciled in the State of Delaware. Certain shareholders of atai may pursuant to their investment policies not be able to, or otherwise wish not to, hold or invest in shares of a Delaware issuer. In addition, some shareholders may sell their Ordinary Shares upon the completion of the Redomiciliation, all of which may, as a result, have an adverse effect on trading, liquidity and the price of the Ordinary Shares.

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PROPOSAL 1
ACQUISITION PROPOSAL
Reference is made to the sections of this proxy statement/prospectus entitled “The Share Purchase Agreement,” and “The Acquisition–Opinion of Guggenheim Securities” beginning on pages 74 and 58 for a detailed description of the Acquisition and the risks associated with the Acquisition.
Because the consummation of the Acquisition requires shareholder approval under Dutch law, it is proposed that, subject to the adoption of each of the Share Issuance Proposal, the Director Nominee Proposals and the Governing Documents Proposal, also within the meaning of Section 2:107a of the DCC, the Extraordinary General Meeting approves the consummation of the Acquisition by atai in accordance with the terms of the Share Purchase Agreement.
The Acquisition Proposal is conditioned on the adoption of each of the Share Issuance Proposal, the Director Nominee Proposals and the Governing Documents Proposal. Therefore, if any of the Share Issuance Proposal, the Director Nominee Proposals and the Governing Documents Proposal is not adopted, the Acquisition Proposal will have no effect, even if adopted by atai’s shareholders.
Recommendation of the Board
The Board unanimously recommends a vote “FOR” the Acquisition Proposal as set forth in this Proposal 1.

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PROPOSAL 2
SHARE ISSUANCE PROPOSAL
In addition to the Acquisition Proposal, atai’s shareholders are being asked to approve, for purposes of complying with the applicable provisions of Nasdaq Listing Rule 5635(a), the issuance of Consideration Shares in connection with the Acquisition pursuant to the terms of the Share Purchase Agreement.
Rule 5635(a) requires shareholder approval with respect to issuances of ordinary shares, among other instances, when the shares to be issued are being issued in connection with the acquisition of the stock or assets of another company and are equal to 20% or more of the outstanding shares of ordinary shares of the acquiror before the issuance.
The Share Issuance Proposal is conditioned on the adoption of each of the Acquisition Proposal, the Director Nominee Proposals and the Governing Documents Proposal. Therefore, if any of the Acquisition Proposal, the Director Nominee Proposals and Governing Documents Proposal is not adopted, the Share Issuance Proposal will have no effect, even if adopted by atai’s shareholders.
Recommendation of the Board
The Board unanimously recommends a vote FOR the Share Issuance Proposal as set forth in this Proposal 2.

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PROPOSAL 3A
APPOINTMENT OF COSMO FEILDING-MELLEN AS A NON-EXECUTIVE DIRECTOR
OF THE COMPANY
The Board (at that time functioning as a supervisory board) has made a binding nomination to appoint Mr. Cosmo Feilding-Mellen, subject to the consummation of the Acquisition, as a non-executive director of the Company to serve in such capacity for a period ending at the end of the Annual General Meeting of shareholders of the Company (or atai Delaware, as applicable) to be held in 2028 or until his earlier death, resignation or removal, as applicable.
Mr. Cosmo Feilding-Mellen, 40, is the Co-Founder and Chief Executive Officer of Beckley Psytech since December 2019 and also serves on its board of directors. Mr. Feilding-Mellen is a drug development entrepreneur and, in 2016, co-founded Beckley Research & Innovations to develop ethical business models focused on scientific research into medical cannabis and psychedelics. Mr. Feilding-Mellen subsequently served as Co-Founder and Managing Director of Beckley Canopy Therapeutics, a cannabinoid-based drug development company from January 2018 to October 2019, and Spectrum Biomedical UK, a medical cannabis distribution company from January 2019 to March 2020. In 2019, both of these companies were acquired by Canopy Growth Corporation, at the time the world’s largest medical cannabis company. Mr. Feilding-Mellen completed his undergraduate and master’s degrees at the University of Oxford. We believe that Mr. Feilding-Mellen is qualified to serve as a non-executive director because of his experience as a founder of biopharmaceutical companies and his deep institutional knowledge of Beckley Psytech, which we believe would help assess and unlock synergies in the Combined Group. See “Security Ownership of Certain Beneficial Owners and Management” for information about the number of shares in the capital of the Company Mr. Feilding-Mellen beneficially owns.
This Proposal 3A is conditioned on the consummation of the Acquisition (and therefore requires the adoption of each of the Proposal 1 (the Acquisition Proposal), Proposal 2 (the Share Issuance Proposal) and Proposal 4 (the Governing Documents Proposal). Therefore, if any of the Acquisition Proposal, the Share Issuance Proposal and Governing Documents Proposal is not adopted, this Proposal 3A will have no effect, even if adopted by atai’s shareholders. For the avoidance of doubt, if each of the Acquisition Proposal, the Share Issuance Proposal and the Governing Documents Proposal is adopted, Mr. Feilding-Mellen shall serve as a non-executive director of the Company with effect from the consummation of the Acquisition and until the end of the Annual General Meeting of shareholders of the Company (or atai Delaware, as applicable) to be held in 2028 or until his earlier death, resignation or removal, as applicable.
Recommendation of the Board
The Board unanimously recommends a vote “FOR” the appointment of Mr. Cosmo Feilding-Mellen as a non-executive director of the Company as set forth in this Proposal 3A.

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PROPOSAL 3B
APPOINTMENT OF ROBERT HERSHBERG AS A NON-EXECUTIVE DIRECTOR
OF THE COMPANY
The Board (at that time functioning as a supervisory board) has made a binding nomination to appoint Dr. Robert Hershberg, subject to the consummation of the Acquisition, as a non-executive director of the Company to serve in such capacity for a period ending at the end of the Annual General Meeting of shareholders of the Company (or atai Delaware, as applicable) to be held in 2028 or until his earlier death, resignation or removal, as applicable.
Dr. Robert Hershberg, 62, was appointed to the board of directors at Beckley Psytech in June 2024. He is Co-Founder, President, Chief Executive Officer and Chairman of the Board of Directors at Hillevax Inc. (NASDAQ: HLVX), a biopharmaceutical company focused on the development and commercialization of novel vaccine candidates, since September 2020. He has been a Venture Partner with Frazier Healthcare Partners (“Frazier”) since April 2020 and has been working with Frazier and its portfolio companies as an Entrepreneur-in-Residence, Senior Advisor, and executive for the last 14 years. Dr. Hershberg was formerly Co-Founder, President and Chief Executive Officer of VentiRx Pharmaceuticals, a Frazier-founded company developing a small molecule therapeutic to activate the immune system against solid tumours, from 2006 to 2016. During his time at VentiRx, Dr. Hershberg led the company through its partnership with Celgene, a pharmaceutical company developing cancer and immunology drugs. He joined Celgene in 2014 to lead their efforts in Immuno-Oncology, was promoted to Executive Vice President and Chief Scientific Officer in 2016 and was subsequently Executive Vice President and Head of Business Development and Global Alliances and served as a member of the Executive Committee until the acquisition of Celgene by Bristol-Myers Squibb in 2019. Dr. Hershberg has been on the board of Adaptive Biotechnologies (NASDAQ: ADPT) since June 2013, including as a member of its compensation committee since December 2019 and on the board of Recursion Pharmaceuticals (NASDAQ:RXRX), including as a member of its compensation committee, since June 2021, he was also a member of the board of Fate Therapeutics (NASDAQ: FATE) from April 2021 through June 2024 and of Nanostring Technologies (NASDAQ:NSTG) from June 2019 through June 2023. Dr. Hershberg completed his undergraduate and medical degrees at the University of California, Los Angeles and received his Ph.D. at the Salk Institute for Biological Studies. We believe that Dr. Hershberg is qualified to serve as a non-executive director because of his extensive experience in biopharmaceutical industry. See “Security Ownership of Certain Beneficial Owners and Management” for information about the number of shares in the capital of the Company Dr. Hershberg beneficially owns.
This Proposal 3B is conditioned on the consummation of the Acquisition (and therefore requires the adoption of each of the Proposal 1 (the Acquisition Proposal), Proposal 2 (the Share Issuance Proposal) and Proposal 4 (the Governing Documents Proposal). Therefore, if any of the Acquisition Proposal, the Share Issuance Proposal and Governing Documents Proposal is not adopted, this Proposal 3B will have no effect, even if adopted by atai’s shareholders. For the avoidance of doubt, if each of the Acquisition Proposal, the Share Issuance Proposal and the Governing Documents Proposal is adopted, Dr. Hershberg shall serve as a non-executive director of the Company with effect from the consummation of the Acquisition and until the end of the Annual General Meeting of shareholders of the Company (or atai Delaware, as applicable) to be held in 2028 or until his earlier death, resignation or removal, as applicable.
Recommendation of the Board
The Board unanimously recommends a vote “FOR” the appointment of Dr. Robert Hershberg as a non-executive director of the Company as set forth in this Proposal 3B.

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Our Board
Our Board is currently composed of eight members, consisting of one executive director and seven non-executive directors. As set forth in Proposal 3A and Proposal 3B (together, “Proposal 3”), the Board (at that time functioning as a supervisory board) has made a binding nomination to appoint each of Mr. Cosmo Feilding-Mellen and Dr. Robert Hershberg as a non-executive director, subject to the consummation of the Acquisition, to serve in such capacity for a period ending at the end of the annual general meeting of shareholders of the Company to be held in 2028 or until his earlier death, resignation or removal, as applicable. Our directors do not have a retirement age requirement under the Articles of Association. If Mr. Feilding-Mellen and Dr. Hershberg are appointed as non-executive directors at the Extraordinary General Meeting, it is anticipated that the Board will consist of ten members immediately following the consummation of the Acquisition. Each of Mr. Feilding-Mellen and Dr. Hershberg has consented to being named in this proxy statement/prospectus and serving on the Board if elected. The Board has no reason to believe that either of Mr. Feilding-Mellen and Dr. Hershberg will be unable to serve as a director if elected.
The following table sets forth the names of our current directors and the director nominees, and their respective ages, the year each member has started their current term (including their respective terms served as a supervisory director of atai), or will start their term, if elected, and the year of expiration of their respective current terms as non-executive directors or expected year of expiration, if elected:

Name	Age	Year Current Term Began or Will Begin	Year in Which Term Expires or Will Expire	Current Role
Srinivas Rao	56	2025	2028	Co-Founder, Chief Executive Officer, Executive Director
Christian Angermayer	46	2024	2027	Non-Executive Director (Chairman)
Sabrina Martucci Johnson	58	2023	2026	Non-Executive Director
Amir Kalali, M.D.	59	2023	2026	Non-Executive Director
Andrea Heslin Smiley	57	2023	2026	Non-Executive Director
Scott Braunstein, M.D.	61	2024	2027	Non-Executive Director
Laurent Fischer, M.D.	61	2024	2027	Non-Executive Director
John Hoffman	41	2025	2028	Non-Executive Director
Cosmo Feilding-Mellen	40	2025	2028	Non-Executive Director Nominee
Robert Hershberg	62	2025	2028	Non-Executive Director Nominee

Nominees for Election at the Extraordinary General Meeting for a Term Expiring 2028 (see Proposals 3A and 3B)
Biographical information for Mr. Cosmo Feilding-Mellen and Dr. Robert Hershberg, each a nominee for election at the Extraordinary General Meeting, is set forth under Proposal 3A and Proposal 3B.
Continuing Directors with Terms Expiring in 2026
Sabrina Martucci Johnson founded Dare Bioscience, Inc., a public biopharmaceutical company engaged in the development of novel therapies that expand treatment options for women, and has served on the board of directors and as Chief Executive Officer since 2015. From January 2018 to April 2022, Ms. Johnson served on the board of directors of Aethlon Medical, Inc., a public company developing immunotherapeutic technologies to combat infectious disease and cancer, and as a member of its Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee. Ms. Johnson received a Master of International Management degree from the American Graduate School of International Management, an MSc. in biochemical engineering from University College London and a BSc. in biomedical engineering from Tulane University. We believe that Ms. Johnson is qualified to serve on our Board because of her experience in building successful companies and launching innovative products into specialty markets.
Amir Kalali, M.D. is the Co-Chair of the Decentralized Trials and Research Alliance since 2020 and Founding Chairman and Chief Curator of the CNS Summit, a forum focused on the future of life sciences, since 2011. He is also the Founding Chairman and sits on the Executive Committee of the International Society for CNS Drug Development, an independent non-profit focused on improving central nervous system drug development, founded

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in 2022. In addition, Dr. Kalali is a Professor of Psychiatry at the University of California San Diego and Editor of the journal, Innovations in Clinical Neuroscience. He previously served as the Global Head of the Neuroscience Center of Excellence at IQVIA (formerly Quintiles and IMS Health, Inc.), a publicly traded health information technology company, from 1997 to 2017. From January 2004 to January 2011, Dr. Kalali served as a member of the board of directors, as well as the Compensation Committee and Nominating Committee, of Cypress Bioscience, a public pharmaceutical company. Dr. Kalali received his M.D. from University College London and his MRCPSych from the Royal College of Psychiatrists. We believe that Dr. Kalali is qualified to serve on our Board because of his more than 20 years of experience in the life sciences and technology fields, as well as his involvement in numerous drug development programs.
Andrea Heslin Smiley has served in various roles at VMS Biomarketing, Inc., or VMS, since 2008, most recently as President and Chief Executive Officer since January 2011. Prior to joining VMS, from 1996 to 2008, Ms. Smiley served in various roles at Eli Lilly and Company, most recently as Vice President, Osteoporosis Business Unit. Ms. Smiley currently serves as a director and member of the Audit Committee of Rockwell Medical, Inc., a public biopharmaceutical company, and as a director of Agent Capital LLC. Ms. Smiley previously served as a director of Assertio Therapeutics, Inc., a public commercial pharmaceutical company, from May 2020 to January 2021, and Zyla Life Sciences, a public specialty commercial pharmaceutical company, from January 2017 to May 2020, where she was also the Chair of the Nominating and Governance Committee and a member of the Audit Committee. We believe that Ms. Smiley is qualified to serve on our Board because of her more than 25 years of commercialization and management experience in the biopharmaceutical industry in both public and private companies.
Continuing Directors with Terms Expiring in 2027
Christian Angermayer is the founder of Apeiron Investment Group Ltd., which he founded in 2012. Mr. Angermayer is also the founder of Presight Capital Management Company, L.L.C. and has served as General Partner since 2019. Mr. Angermayer also serves on the board of directors of several private companies, including, since 2019, Cambrian Biopharma, Inc. and Rejuveron Life Sciences AG. We believe that Mr. Angermayer is qualified to serve on our Board because of his extensive finance and life sciences industry experience.
Scott Braunstein, M.D. has served as President and Chief Executive Officer of Marinus Pharmaceuticals, Inc. (Nasdaq: MRNS) since August 2019 and has served as a member of the Marinus board of directors (the “Marinus Board”) since September 2018, including as chair of the Marinus Board from November 2022 and as Executive Chair from February 2019 to August 2019. Dr. Braunstein brings over 20 years of knowledge and experience from diverse biotechnology and pharmaceutical industry vantage points. He has served as an operating partner at Aisling Capital since 2015. From 2015 to 2018, he served as Senior Vice President, Strategy and Chief Operating Officer at Pacira Pharmaceuticals, Inc. (Nasdaq: PCRX), a specialty pharmaceutical company focused on the acute care setting. Prior to Pacira, he served as a healthcare portfolio manager at Everpoint Asset Management from 2014 to 2015 and spent 12 years with J.P. Morgan Asset Management as a healthcare analyst and managing director in the U.S. Equity team, and as portfolio manager of the JP Morgan Global Healthcare Fund responsible for managing investments in pharmaceuticals, biotechnology, and medical devices. Dr. Braunstein is currently on the board of directors of Caribou Biosciences, Inc. (Nasdaq: CRBU) and Trevena Inc. (Nasdaq: TRVN). Dr. Braunstein previously served on the boards of directors of Esperion Therapeutics, Inc. (Nasdaq: ESPR) (June 2015 to April 2020), Ziopharm Oncology Inc. (Nasdaq: ZIOP) (September 2018 to November 2020), Protara Therapeutics, Inc. (f/k/a ArTara Therapeutics, Inc.) (Nasdaq: TARA) (May 2018 to July 2020) and Constellation Pharmaceuticals, Inc. (formerly Nasdaq: CNST) (February 2018 to July 2021). Dr. Braunstein began his career as a practicing physician at the Summit Medical Group and as an assistant clinical professor at Albert Einstein College of Medicine and Columbia University Medical Center. He earned his medical degree from the Albert Einstein College of Medicine and his undergraduate degree at Cornell University. We believe Dr. Braunstein is qualified to serve on our Board because of his extensive leadership experience in the pharmaceutical industry and healthcare portfolio management, including his role as the President and Chief Executive Officer of Marinus Pharmaceuticals, Inc.
Laurent Fischer, M.D. has served as the chief executive officer of Adverum Biotechnologies, Inc. (Nasdaq: ADVM) since June 2020 and its president and CEO since June 2021. He was chairman of the board of CTI Biopharma from 2017 until its acquisition by Swedish Orphan Biovitrum in June 2023. Dr. Fischer served as senior vice president, head of the liver therapeutic area at Allergan PLC, a global pharmaceutical company, from November 2016 to June 2020, in which role he was responsible for the Liver Therapeutic R&D pipeline. Dr. Fischer served as chief executive officer of Tobira Therapeutics, a clinical-stage biopharmaceutical company from December 2013 until Allergan acquired Tobira Therapeutics in November 2016, in which role he was responsible for

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taking the company public, completing the first study in NASH demonstrating an anti-fibrotic effect and selling the company to Allergan. Prior to Tobira, he served as chairman and chief executive officer of Jennerex, Inc., from June 2012 to March 2014, until its acquisition by SillaJen Biotherapeutics, Inc. Prior to Jennerex, he was co-founder, president and chief executive officer of Ocera Therapeutics from January 2005 to June 2012 and president and chief executive officer of Auxeris Therapeutics, Inc. from 2003 to 2004. Dr. Fischer serves on the board of directors at Mirum Pharmaceuticals, Inc. since June 2019. Dr. Fischer also serves on the board of directors of Lycia Therapeutics, a private company founded by Caroly Bertozzi, since December 2019, and as chairman of private company Teal since October 2023. Over the span of his career, Dr. Fischer has held roles of increasing responsibility at companies, including, RXCentric, Inc. (now part of Allscripts Healthcare Solutions, Inc.), MedVantx Inc., Dupont Pharmaceuticals, Dupont-Merck and F. Hoffmann-La Roche. Dr. Fischer earned an undergraduate degree from the University of Geneva and his medical degree from the Geneva Medical School, Switzerland. We believe Dr. Fischer is qualified to serve on our Board because of his extensive leadership experience as an executive in the pharmaceutical industry and knowledge of biopharmaceuticals, including his position as the Chief Executive Officer of Adverum Biotechnologies, Inc.
Continuing Directors with Terms Expiring in 2028
Srinivas Rao, M.D., Ph.D. is the Company’s co-founder and has served as the Company’s Chief Executive Officer since January 1, 2025, and co-Chief Executive Officer since June 1, 2024. Prior to that, Dr. Rao served as the Company’s Chief Scientific Officer since April 2019. Prior to joining the Company, Dr. Rao was the Chief Medical Officer at Axial Biotherapeutics, Inc. from August 2017 to March 2019 and the Chief Medical Officer at Depomed, Inc. from July 2014 to July 2017. Prior to that, he served as Executive Vice President and Head of Neuroscience at Retrophin from December 2013 to March 2014 and Chief Executive Officer at Kyalin Biosciences Inc. from October 2011 to December 2013. He has held leadership positions at a number of biotechnology companies, including Kalyra Pharmaceuticals, Avelas Biosciences, Sova Pharmaceuticals, ReVision Therapeutics and Cypress Bioscience, Inc. Dr. Rao received his Ph.D. in Neuropharmacology, his M.D. in Internal Medicine, his M.S. in Electrical Engineering and his Bachelor of Science in Electrical Engineering from Yale University. We believe Dr. Rao is qualified to serve on our Board because of his extensive experience in the biopharmaceutical industry, medical research and background knowledge of the Company as its co-founder and current chief executive officer as well his prior role as chief scientific officer.
Mr. John Hoffman currently serves as Chief Operating Officer of Northern Data AG since February 2025. Mr. Hoffman brings nearly 20 years of experience as an investment banker and capital markets advisor. He most recently served as Managing Director in the equity capital markets groups at RBC Capital Markets from June 2023 to February 2025 and previously at Credit Suisse from June 2012 to June 2023. Across his investment banking career, John has advised boards and management teams on more than 200 growth capital IPOs that have raised in excess of USD 50 billion in cumulative proceeds, as well as international cross-listings, mergers, spin-offs, and other strategic transactions for disruptive growth companies. Mr. Hoffman is a graduate of the University of Richmond and is a CFA charterholder. We believe that Mr. Hoffman is qualified to serve on our Board because of his extensive experience in finance and investment banking as well as his substantial experience advising boards of directors and management teams. See “Security Ownership of Certain Beneficial Owners and Management” for information about the number of shares in the capital of the Company Mr. Hoffman beneficially owns.
There are no family relationships among any of our executive officers or directors, including our director nominees.

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PROPOSAL 4
GOVERNING DOCUMENTS PROPOSAL
The Articles of Association currently provide that the name of the Company is atai Life Sciences N.V. We have agreed with Beckley Psytech pursuant to the Share Purchase Agreement to change our name to Atai Beckley N.V., subject to the approval of our shareholders and the consummation of the Acquisition. For that reason, the Company proposes to amend the Company’s name, as included in the Articles of Association, through the execution of a deed of amendment to the Articles of Association in the form attached to this proxy statement/prospectus as Annex G-1 (English translation attached as Annex G-2) (the “Deed of Amendment I”).
If this Governing Documents Proposal is adopted, each lawyer, candidate civil law notary and civil law notary of NautaDutilh N.V. shall be authorized to execute the Deed of Amendment I.
The Governing Documents Proposal is conditioned on the adoption of each of the Acquisition Proposal, the Share Issuance Proposal and the Director Nominee Proposals. Therefore, if any of the Acquisition Proposal, the Share Issuance Proposal and the Director Nominee Proposals is not adopted, the Acquisition cannot be consummated and the Governing Documents Proposal will have no effect, even if adopted by atai’s shareholders.
Recommendation of the Board
The Board unanimously recommends a vote “FOR” the Governing Documents Proposal as set forth in this Proposal 4.

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PROPOSAL 5
REDOMICILIATION PROPOSAL
Reference is made to the section of this proxy statement/prospectus entitled “The Redomiciliation” beginning on page 89 for a detailed description of the Redomiciliation and the risks associated with the Redomiciliation.
The Board proposes to atai shareholders to enter into the LuxCo Merger in accordance with the Merger Plan. The LuxCo Merger is the initial step required to change the legal domicile of atai Life Sciences N.V. from the Netherlands to the State of Delaware, upon which atai will continue as a Delaware corporation and atai shareholders would hold shares in atai Delaware rather than in a Dutch company. If the atai shareholders adopt the Redomiciliation Proposal and the Redomiciliation Withdrawal Rights Proposal, and the other conditions to completion of the Redomiciliation are satisfied (or waived by the Board), atai anticipates that, as soon as practicable thereafter, it will complete (i) the LuxCo Merger in accordance with Sections 2:309 and 2:333b(1) of the DCC and articles 1025-1 et seq. of the Luxembourg Companies Act and (ii) subsequently, the Delaware Conversion in accordance with articles 1061-1 et seq. of the Luxembourg Companies Act and the domestication procedures of Section 388 of the General Corporation Law of the State of Delaware. For the avoidance of doubt, as part of the Redomiciliation Proposal atai shareholders are only being asked to enter into the LuxCo Merger and are not being asked to approve the Delaware Conversion. If the Redomiciliation Proposal is adopted by atai shareholders (and the other conditions to completion of the Redomiciliation are satisfied or waived by the Board), then atai expects to adopt, as atai LuxCo’s sole shareholder, all requisite shareholder approvals and other resolutions in respect of the Delaware Conversion prior to the effectiveness of (and subject to the completion of) the LuxCo Merger.
After the Redomiciliation is complete, (i) the Proposed Charter and Proposed Bylaws, copies of which are attached to this proxy statement/prospectus as Annexes J-1 and J-2, respectively, will come into effect and (ii) atai shareholders will hold one share of atai Delaware Common Stock for each one Ordinary Share owned immediately prior to the Redomiciliation (except for those Ordinary Shares held by any atai shareholder who validly exercises his, her or its withdrawal rights under Dutch law). The business, assets, liabilities, directors and officers of atai Delaware are expected to be the same as the business, assets, liabilities, directors and officers of atai immediately prior to the Redomiciliation. For more information, please see the section of this proxy statement/prospectus entitled “The Redomiciliation.”
The Redomiciliation Proposal is not conditioned on any other proposals contained in this proxy statement/prospectus.
Recommendation of the Board
The Board unanimously recommends a vote “FOR” the Redomiciliation Proposal as set forth in this Proposal 5.

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PROPOSAL 6
REDOMICILIATION WITHDRAWAL RIGHTS PROPOSAL
Reference is made to the sections of this proxy statement/prospectus entitled “The Redomiciliation” beginning on page 89 for a detailed description of the Redomiciliation and the associated withdrawal rights for atai shareholders.
The Board proposes to atai shareholders to adopt the Redomiciliation Withdrawal Rights Proposal to amend the Articles of Association in connection with the LuxCo Merger to include a formula on the basis of which cash compensation to atai’s shareholders who validly exercise their withdrawal right in connection with the LuxCo Merger can be readily determined through the execution of the Deed of Amendment II, a copy of which is attached to this proxy statement/prospectus as Annex H-1 (English translation attached as Annex H-2).
If this Redomiciliation Withdrawal Rights Proposal is adopted, each lawyer, candidate civil law notary and civil law notary of NautaDutilh N.V. shall be authorized to execute the Deed of Amendment II.
The Redomiciliation Withdrawal Rights Proposal is not conditioned on any other proposals contained in this proxy statement/prospectus.
Recommendation of the Board
The Board unanimously recommends a vote “FOR” the Redomiciliation Withdrawal Rights Proposal as set forth in this Proposal 6.

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PROPOSAL 7
REDOMICILIATION SHARE CONVERSION PROPOSAL
Reference is made to the sections of this proxy statement/prospectus entitled “The Redomiciliation” beginning on page 89 for a detailed description of the Redomiciliation and the associated withdrawal rights for atai shareholders.
As indicated elsewhere in this proxy statement/prospectus, if any atai shareholder (irrespective of where such shareholder resides) exercises his, her or its withdrawal rights under Dutch law in connection with the LuxCo Merger then it is possible that the LuxCo Merger shall be treated as a taxable disposition for UK tax purposes for all atai shareholders who are a resident in the United Kingdom, unless the Ordinary Shares which would be cancelled pursuant to the exercise of such withdrawal rights upon the completion of the LuxCo Merger would first be converted into a separate class of shares.
In connection with the foregoing, the Board proposes to atai shareholders to adopt the Redomiciliation Share Conversion Proposal to amend the Articles of Association in connection with the LuxCo Merger to provide that any Ordinary Shares which would be cancelled pursuant to the exercise of withdrawal rights under Dutch law upon the completion of the LuxCo Merger, shall convert into B shares in the capital of atai with effect from the moment immediately preceding the effectiveness of the LuxCo Merger through the execution of the Deed of Amendment III, a copy of which is attached to this proxy statement/prospectus as Annex I-1 (English translation attached as Annex I-2). Upon completion of the LuxCo Merger, the B shares shall automatically cancel by operation of law. If no withdrawal rights under Dutch law are properly exercised, then this amendment shall not be effected.
If this Redomiciliation Share Conversion Proposal is adopted, each lawyer, candidate civil law notary and civil law notary of NautaDutilh N.V. shall be authorized to execute the Deed of Amendment III.
The Redomiciliation Share Conversion Proposal is not conditioned on any other proposals contained in this proxy statement/prospectus.
Recommendation of the Board
The Board unanimously recommends a vote “FOR” the Redomiciliation Share Conversion Proposal as set forth in this Proposal 7.

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THE PARTIES
Parties to the Acquisition
atai Life Sciences N.V.
atai Life Sciences N.V., a company incorporated in the Netherlands, is a clinical-stage biopharmaceutical company on a mission to develop highly effective mental health treatments to transform patient outcomes. atai’s Ordinary Shares are listed on Nasdaq under the ticker symbol “ATAI.” atai’s principal executive offices are located at Prof. J.H. Bavincklaan 7, 1183 AT Amstelveen, the Netherlands, and its telephone number is +31 20 793 2536.
Beckley Psytech Limited
Beckley Psytech Limited, incorporated in England and Wales, is a clinical-stage private biopharmaceutical company dedicated to developing a portfolio of psychedelic-based treatments aimed at improving patient outcomes and alleviating the burden of mental health conditions on individuals, healthcare systems, and society as a whole. Beckley Psytech’s principal executive offices are located at Beckley Park, Beckley, Oxford, England OX3 9SY and its telephone number is +44 18 6598 7633.
Parties to the Redomiciliation
atai Life Sciences N.V.
atai Life Sciences N.V., a company incorporated in the Netherlands, is a clinical-stage biopharmaceutical company on a mission to develop highly effective mental health treatments to transform patient outcomes. atai’s Ordinary Shares are listed on Nasdaq under the ticker symbol “ATAI.” atai’s principal executive offices are located at Prof. J.H. Bavincklaan 7, 1183 AT Amstelveen, the Netherlands, and its telephone number is +31 20 793 2536.
atai Life Sciences Luxembourg S.A. and atai Delaware
atai Life Sciences Luxembourg S.A. is a newly formed Luxembourg public limited liability company (société anonyme) having its registered office at 63, rue de Rollingergrund, L-2440 Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg Register of Commerce and Companies under number     . atai LuxCo has only nominal assets and capitalization and has not engaged in any business or other activities other than in connection with its formation and the Redomiciliation. Subject to the receipt of shareholder approval of the Redomiciliation Proposal, atai will merge with and into atai LuxCo, and atai LuxCo will convert to atai Delaware.

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THE ACQUISITION
The following discussion contains certain information about the Acquisition. This discussion is subject, and qualified in its entirety by reference, to the Share Purchase Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus. You should read this entire proxy statement/prospectus, including the Share Purchase Agreement, before making any voting decision.
Acquisition Structure
Upon the terms and subject to the conditions set forth in the Share Purchase Agreement, atai agreed to acquire from the shareholders of Beckley Psytech the entire issued share capital of Beckley Psytech not already owned by atai by issuing to the Sellers 105,044,902 Ordinary Shares. Upon completion of the Acquisition, Beckley Psytech and its subsidiaries will be wholly-owned subsidiaries of atai.
The Share Purchase Agreement provides that, prior to Closing, the Sellers and atai shall use all reasonable endeavors to procure that the Beckley Carve-Out takes effect in accordance with the Beckley Carve-Out Steps Plan. The Beckley Carve-Out Steps Plan envisages that Eleusis and its subsidiaries will be carved out of the Beckley Group by way of a dividend in specie of all of the issued shares in Eleusis such that the holders of Beckley Shares shall each receive a pro-rata equity holding in Eleusis. The Beckley Carve-Out is not a condition to the Closing and there is no guarantee that the Beckley Carve-out will occur prior to the Closing or that it will occur at all.
The Consideration Shares
At the Closing, 100% of the equity interests of Beckley Psytech issued and outstanding immediately prior to the Closing and not already owned by atai will be acquired by atai, and the Sellers and, if applicable, certain Beckley Optionholders, will receive the right to receive from atai within five business days of the Closing an aggregate of 105,044,902 fully-paid and nonassessable Ordinary Shares.
atai may elect to grant (i) Consideration Shares, (ii) Replacement Awards or (iii) a combination of the foregoing to Beckley Optionholders who hold vested and in the money Beckley Options in exchange for the cancellation of such Beckley Options. The total number of Consideration Shares to be issued to the Sellers (and Beckley Optionholders, if applicable) is subject to the following adjustments:
•
in the case of an exchange of any Beckley Options for Consideration Shares, a reduction as is equal in value to (x) the aggregate exercise price of the vested and in the money Beckley Options and (y) the income tax and employee social security payments due on the cancellation of such Beckley Options; and

•	in the case of the grant of Replacement Awards in exchange for any Beckley Options, a reduction reflecting the number of Ordinary Shares subject to the Replacement Awards.
Background of the Acquisition
The following chronology summarizes the key meetings and events that led to the signing of the Share Purchase Agreement. The following chronology does not purport to catalogue every conversation or correspondence by and among members of atai’s supervisory or management boards, Beckley Psytech, or their respective advisors, or any other person.
atai and Beckley Psytech both operate in the psychedelic-based therapies market, developing treatments to improve patient outcomes for mental health disorders. The terms of the Share Purchase Agreement were the result of extensive negotiations between atai, Beckley Psytech and their respective affiliates, shareholders and representatives. The following is a brief description of certain key events and contacts that led to the signing of the Share Purchase Agreement.
Over the years, in the ordinary course of business and from time to time, atai’s supervisory and management boards have evaluated and considered a variety of strategic opportunities as part of atai’s long-term strategy to enhance value for its shareholders. These evaluations have included potential mergers, acquisitions, collaborations, partnerships, and other business combinations, with a focus on advancing atai’s mission to develop innovative mental health treatments. atai has regularly reviewed its clinical development programs, business opportunities, and potential transactions to strengthen its position in the biopharmaceutical industry. The entry into the Share Purchase Agreement for atai to acquire all of the remaining interests in Beckley Psytech in an all-share transaction, following atai’s prior Series C Investment in Beckley Psytech, aligns with these strategic evaluations and discussions, aimed at transforming patient outcomes in mental health treatment.

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On January 3, 2024, atai completed a Series C investment into Beckley Psytech, pursuant to a Subscription and Shareholders’ Agreement, dated as of January 3, 2024 by and among atai, Beckley Psytech, the Beckley Founders, certain founding shareholders and the existing investors in Beckley Psytech, under which atai subscribed for 24,096,385 newly issued Series C preferred shares of Beckley Psytech, par value £0.0001 per share (the “Series C Shares”) for a price per share of $1.66 and an aggregate subscription amount of $39,999,999.10 (the “Series C Investment”). In connection with the Series C Investment, on January 3, 2024, atai acquired 24,096,385 warrants to subscribe for Series C Shares at an exercise price of $2.158 per share.
On January 18, 2024, atai completed an acquisition of an additional 11,153,246 shares in Beckley Psytech for a price per share of approximately $0.8966 and an aggregate consideration of $10,000,000.37, from certain selling shareholders in Beckley Psytech, pursuant to a Share Purchase Deed, dated as of January 18, 2024, by and among atai and such selling shareholders. This resulted in atai holding 35.47% of Beckley Psytech’s issued share capital. The acquired shares were registered in atai’s name on March 11, 2024 following stamping from HMRC. Immediately following registration, these shares were converted to Series C Shares in Beckley Psytech. On May 1, 2024, atai was granted additional warrants to subscribe for 4,393,400 Series C Shares at an exercise price of $1.66 per share.
On May 16, 2024, representatives of atai management engaged in preliminary conversations with representatives of Beckley Psytech management regarding a potential strategic transaction between the two companies. Over the course of the following months through October 2024, representatives of atai management and representatives of Beckley Psytech management held regular calls to discuss the terms of such potential strategic transaction.
On June 13, 2024, atai’s supervisory board met, with representatives of atai management in attendance. Representatives of atai management discussed and provided an update to atai’s supervisory board regarding the outreach with Beckley Psytech regarding a potential strategic transaction, including (i) summarizing ongoing communications between atai management and representatives of Beckley Psytech management, (ii) detailing the results of clinical data generated by Beckley Psytech, (iii) outlining the rationale and potential synergies that could be achieved in connection with a potential strategic transaction, (iv) providing anticipated timings, terms and contemplated outcomes for a potential strategic transaction and (v) discussing recruitment at Beckley Psytech. Representatives of atai management then discussed with atai’s supervisory board the timeline of Beckley Psytech’s clinical readouts, the potential impact of these readouts on Beckley Psytech’s situation and the ability of atai to negotiate terms for a potential strategic transaction in light of these timelines. At the conclusion of the meeting, atai’s supervisory board resolved to support atai management to work towards a non-binding letter of intent regarding the potential Acquisition (the “First Letter of Intent”).
On July 25, 2024, representatives of atai management held a call with representatives of Beckley Psytech management where they discussed a potential strategic transaction between the parties, and the following day, representatives of atai management shared with representatives of Beckley Psytech management certain headline terms of a proposal for atai to acquire the remaining Beckley Psytech shares it did not own. Representatives of atai management and Beckley Psytech management met on multiple occasions over the following weeks to further discuss such proposal.
On August 8, 2024, representatives of atai management shared a draft of the First Letter of Intent with representatives of Beckley Psytech management. The draft provided that the proposed Acquisition would be structured as an acquisition by atai of all of the remaining equity interests in Beckley Psytech, with the Sellers receiving Ordinary Shares as consideration. In addition, the draft contemplated a contingent success payment of additional Ordinary Shares, payable to Beckley Psytech upon the successful completion and positive readout of the Phase 2B clinical study in relation to BPL-003.
In the following days, representatives of Beckley Psytech management and atai management discussed expectations for financial terms and rationale for transacting.
On September 10, 2024 and September 11, 2024, representatives of atai management met with representatives of Beckley Psytech management in New York City. The parties discussed the potential Acquisition and the provisions of the First Letter of Intent.
On September 18, 2024, atai’s supervisory board met, with representatives of atai management and Guggenheim Securities, as the prospective financial advisor to atai, also in attendance. Members of atai management provided a strategic update regarding the Acquisition, outlining (i) the progress made with regards to the signing of the

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First Letter of Intent, (ii) a potential timeline for the Acquisition, including estimates for obtaining the various regulatory and shareholder approvals, if required, (iii) diligence completed to date and (iv) various remaining workstreams. Members of atai management and atai’s supervisory board then engaged in a discussion regarding (i) Beckley Psytech’s assets and the potential benefits and synergies from the potential Acquisition, (ii) other potential acquirors of Beckley Psytech and (iii) atai’s financing strategy, including how a transaction might impact overall financing for atai. Representatives of atai management then introduced representatives of Guggenheim Securities who provided their preliminary views on atai’s current business model and discussed how an Acquisition of Beckley Psytech could be perceived based on historic precedents. Representatives of each of atai management and Guggenheim Securities engaged in a general discussion regarding the potential Acquisition, including on timing and rationale, certain observed market values and structuring. Representatives of Guggenheim Securities were then excused from the meeting and representatives of atai management discussed with atai’s supervisory board potential advisors for the Acquisition and the engagement letters and business terms of their respective appointments. Following the discussion, atai’s supervisory board approved the engagement of Guggenheim Securities as financial advisor for the potential Acquisition on terms to be negotiated between Guggenheim Securities and atai management.
On October 2, 2024, representatives of atai management held a call with representatives of Beckley Psytech management where a revised First Letter of Intent was presented. On October 8, 2024, representatives of atai management and representatives of Beckley Psytech management met in person at the offices of CMS to discuss the provisions of the revised First Letter of Intent and the proposed Acquisition.
Over the course of October 2024 and into early November 2024, representatives of Beckley Psytech management and atai management shared further revisions of the First Letter of Intent. Discussions focused around (i) the terms of the contingent success payment, (ii) Beckley Psytech and Apeiron’s go-forward representation on atai’s supervisory board following Closing, (iii) the change of name of atai to “atai Beckley” (or similar) at Closing, (iv) the proposed carve-out of certain assets from the Beckley Group in connection with the proposed Acquisition, (v) the treatment of Beckley Optionholders in the proposed Acquisition, (vi) proposals that the Acquisition should be supported by a concurrent private placement of Ordinary Shares, (vii) considerations regarding the pro forma pipeline for the combined entity, and (viii) runway considerations to ensure sufficient funding and operational stability post-Acquisition. On October 8, 2024, representatives of Cantor Fitzgerald & Co., the financial advisor to Beckley Psytech, held a call with representatives of Guggenheim Securities to discuss potential improvements to the financial terms of the proposal.
On November 6, 2024, atai entered into an engagement letter with Guggenheim Securities (the “Guggenheim Securities Engagement Letter”), engaging Guggenheim Securities as financial advisor for the potential Acquisition and placement agent in connection with any potential financing involving Ordinary Shares.
Also on November 6, 2024, representatives of Apeiron, an entity affiliated with the chairman of the supervisory board, Mr. Angermayer, indicated to atai management that, in connection with the potential Acquisition, which would be dilutive to Apeiron, and its anchoring of a potential concurrent private placement equity financing, Apeiron wanted to ensure certain go-forward rights, including (i) the right to appoint future directors to the supervisory board and (ii) registration rights. Separately and in the course of negotiating Mr. Angermayer’s consultancy agreement with atai, Mr. Angermayer indicated his desire to receive warrants or other similar instruments in consideration of his go-forward consultancy services.
On November 12, 2024, certain members of atai’s supervisory board and representatives of atai management discussed the potential Acquisition via teleconference. Updates were provided regarding the First Letter of Intent and the timeline for the potential Acquisition.
On November 14, 2024, representatives of Beckley Psytech management informed representatives of atai management that they had reservations regarding whether to proceed with the proposed Acquisition. Over the course of the second half of November 2024 and into early December 2024, representatives of atai management had a number of conversations with and provided further information and documentation in relation to atai to representatives of Beckley Psytech management to allow Beckley Psytech’s management to grow more comfortable with the proposed Acquisition.
On November 22, 2024, representatives of atai management shared with representatives of Apeiron, including Mr. Angermayer, a draft term sheet seeking to address certain of Apeiron’s requests in connection with the potential Acquisition.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
On November 27, 2024, representatives of Apeiron shared to representatives of atai management a revised term sheet requesting certain expansions of the rights included in atai’s initial draft and delaying the private placement equity financing obligation until following the closing of the potential Acquisition. From November 2024 through the announcement of the Acquisition, representatives of Apeiron and atai continued to have discussions in respect of the requested rights described herein.
On December 3, 2024, atai’s supervisory board met, with representatives of atai management in attendance. At the outset of the meeting, atai’s supervisory board ratified the establishment of a committee of atai’s supervisory board to negotiate and approve the contemplated Acquisition, which would consist of all members of atai’s supervisory board other than Mr. Angermayer, who would be recused given potential conflicts of interest due to the concurrent negotiation of separate rights for his affiliated entity, Apeiron, in connection with the proposed Acquisition. Thereafter, Mr. Angermayer was recused for all portions of supervisory board meetings during which Apeiron’s potential rights or the negotiation process for the proposed Acquisition was discussed. atai management provided an update regarding their communications with Beckley Psytech since the prior meeting of atai’s supervisory board, including feedback from representatives of Beckley Psytech management on November 14, 2024 that they had reservations regarding the potential Acquisition. Representatives of atai management then discussed the go-forward strategy with Beckley Psytech, including (i) next steps if Beckley Psytech elected to engage further, (ii) reviewing atai’s current rights as a shareholder in Beckley Psytech and its ability to increase such rights through further stock acquisitions, and (iii) how best to strategically position atai ahead of Beckley Psytech’s read-out of the results of its Phase 2B clinical trial of BPL-003. Questions were asked and answered by members of management and atai’s supervisory board and a full discussion ensued.
On December 18, 2024, representatives of atai management shared initial due diligence requests in respect of the potential Acquisition with representatives of Beckley Psytech management, with further due diligence requests shared on January 6, 2025.
On December 19, 2024, representatives of atai management and their advisors were given access to Beckley Psytech’s virtual data room containing confidential information of Beckley Psytech and Beckley Psytech submitted a list of due diligence questions to atai. Thereafter, and through the date of the Share Purchase Agreement, atai, Beckley Psytech and their respective advisors, including their financial, tax and legal advisors, conducted due diligence investigations of each other’s business. Such due diligence activities included telephone calls and review of materials available in the virtual data room and in electronic copy and focused on various aspects of the businesses, including product pipelines, research and development, clinical safety matters, commercial forecasts, intellectual property, regulatory and legal matters, finance and tax.
Throughout late December 2024, representatives of Beckley Psytech and representatives of atai management traded revised drafts of the First Letter of Intent, agreeing that (i) the carve-out of certain assets from the Beckley Group should be completed prior to Closing rather than following Closing, and (ii) that Mr. Angermayer would serve as an anchor investor in a concurrent private placement of Ordinary Shares. The drafts also reflected ongoing discussions between the parties regarding the structure of atai’s supervisory board following Closing.
On December 23, 2024, atai and Beckley Psytech executed the First Letter of Intent. The First Letter of Intent provided that the Acquisition would be structured as an all-stock business combination whereby atai would issue 75,387,957 Ordinary Shares in consideration for the purchase by atai of the remaining interests in Beckley Psytech. The First Letter of Intent also contemplated a contingent success payment of an additional 29,656,945 Ordinary Shares, payable by atai to Beckley Psytech upon the successful completion and positive readout of the Phase 2B clinical study in relation to BPL-003.
On December 30, 2024, representatives of atai management participated in a video call with representatives of Beckley Psytech management to review timelines and the presentation for a concurrent private placement of Ordinary Shares. On January 3, 2025, representatives of atai management, along with certain of their advisors, held a video call with representatives of Beckley Psytech management to discuss the plans for a private placement of Ordinary Shares concurrent with the proposed Acquisition. Between January 3, 2024 and January 9, 2024 representatives of atai management and Beckley Psytech held further discussions regarding the potential private placement.
On January 10, 2025, Latham & Watkins, as legal counsel to atai, delivered an initial draft of the Share Purchase Agreement to CMS, as legal counsel to Beckley Psytech, reflecting the provisions of the First Letter of Intent. Later that day, atai’s supervisory board, by unanimous consent, resolved to enter into an amendment to the Guggenheim Securities Engagement Letter, revising certain fee arrangements.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
On January 15, 2025, representatives of Guggenheim Securities shared with atai’s supervisory board their relationship disclosure letter. Based on such disclosures, atai’s supervisory board determined that there were no conflicts of interest that would affect the ability of Guggenheim Securities to fulfill its responsibilities as financial advisor to atai. Also on the same day, atai and Guggenheim Securities executed an amendment to the Guggenheim Securities Engagement Letter, revising certain fee arrangements.
On January 15, 2025, CMS and Latham & Watkins attended a teleconference along with representatives of atai management and Beckley Psytech management, to discuss the intended treatment of Beckley Optionholders in the potential Acquisition.
On January 15, 2025, CMS sent an initial issues list regarding the first draft of the Share Purchase Agreement to Latham & Watkins, which identified as key issues, among other things, (i) the mechanics applicable to the contingent success payment, (ii) the parties whom would be subject to restrictive covenants following Closing, (iii) the proposed mechanics with respect to the use of Article 22 of the Beckley Articles of Association to require certain Sellers to participate in the Acquisition, and (iv) what constitutes permitted leakage (the “January Issues List”).
On January 16, 2025, Latham & Watkins, at the direction of atai management, sent responses to the January Issues List to CMS, which proposed, among other things (i) which parties would be subject to restrictive covenants following Closing, (ii) that costs incurred by Beckley Psytech in connection with the Acquisition should constitute permitted leakage up to a defined threshold amount, and (iii) certain mutually agreeable revisions to the contingent success payment and dragging shareholder mechanics.
On January 28, 2025, representatives of Beckley Psytech management advised representatives of atai management that they were no longer interested in pursuing the contemplated Acquisition due to, among other reasons, uncertainty around the Combined Group cash runway and the ability of atai to finance around the Acquisition.
On January 29, 2025, representatives of Beckley Psytech management informed representatives of atai management that Beckley Psytech was formally withdrawing from negotiations and terminating the First Letter of Intent.
On February 12, 2025, atai priced a public equity offering resulting in a raise of $59,000,000 in gross proceeds.
On March 6, 2025, atai’s supervisory board met, with representatives of atai management in attendance. Representatives of atai management discussed (i) the potential Acquisition and how it might be possible to re-initiate discussions with Beckley Psytech, (ii) atai’s existing shareholder rights in Beckley Psytech, and (iii) and potential alternative strategic transactions to the Acquisition.
During the final weeks of March 2025, representatives of atai management reached out to representatives of Beckley Psytech management to discuss restarting discussions regarding the potential Acquisition.
On April 15, 2025 and in the days following, representatives of atai management had a number of calls with representatives of Beckley Psytech management to discuss how best to present the deal to Beckley Psytech shareholders and to review potential changes to the First Letter of Intent.
On April 17, 2025, representatives of atai management sent to representatives of Beckley Psytech a proposed second non-binding letter of intent (the “Second Letter of Intent”). The terms of the Second Letter of Intent were substantially consistent with the First Letter of Intent other than removing the contingent success payment payable by atai upon the positive readout of the Phase 2B clinical trial of BPL-003. Throughout the remainder of April, the parties negotiated the terms of the Second Letter of Intent and exchanged multiple drafts. In particular, the parties negotiated (i) the inclusion of termination fees in the Share Purchase Agreement that would be payable by atai to Beckley Psytech if atai elected to terminate the Share Purchase Agreement as a result of (A) Beckley Psytech’s Phase 2B clinical study not meeting agreed efficacy and safety criteria (with such criteria being agreed between the parties over the course of negotiations); or (B) the failure to obtain the Shareholder Approval, (ii) the means by which such termination fees would be settled by atai, either in cash or by way of the issuance of Ordinary Shares to Beckley Psytech, and (iii) the proposed scope of certain voting agreements that would be entered into by certain atai shareholders concurrently with the signing of the Share Purchase Agreement to vote in favor of the Shareholder Approval.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
On May 1, 2025, access to the Beckley Psytech virtual data room was restored for atai management and advisors. On May 5, 2025, the parties executed the Second Letter of Intent, which mirrored the First Letter of Intent other than with respect to, among other things, the inclusion of (i) a modified consideration structure that did not include a contingent success payment and whereby atai would issue 105,044,902 Ordinary Shares in consideration for the purchase by atai of the remaining interests in Beckley Psytech, (ii) a termination fee of $4,000,000 that would be payable by atai if atai terminated the proposed Acquisition due to the data relating to Beckley Psytech’s Phase 2B clinical study in relation to BPL-003 not meeting agreed efficacy and safety criteria, (iii) a termination fee of $10,000,000 that would be payable by atai (up to $5,000,000 of which atai could elect to pay by way of the issuance of Ordinary Shares) if the Shareholder Approval was not obtained, (iv) a requirement that the Sellers enter into lock-up agreements in connection with the proposed Acquisition, (v) an obligation that Apeiron and members of atai’s supervisory and management boards enter into voting agreements to vote in favor of the Shareholder Approval, and (vi) a condition that atai would use its reasonable efforts to procure that (A) the atai executive team and the atai Life Sciences GSOP GbR executive team enter into voting agreements to vote in favor of the Shareholder Approval, and (B) Apeiron enter into a lock-up agreement in connection with the proposed Acquisition. The Second Letter of Intent did not include provisions relating to the proposed concurrent private placement of Ordinary Shares that were included in the First Letter of Intent.
Throughout May 2025, representatives of atai management and representatives of Beckley Psytech management held several planning calls to discuss certain aspects of the potential Acquisition.
On May 8, 2025, representatives of Beckley Psytech management shared initial responses to atai’s due diligence requests and uploaded additional documents to the virtual data room in respect of such requests. Further updates and responses were shared by representatives of Beckley Psytech management throughout May.
Also on May 8, 2025, Guggenheim Securities shared with atai’s supervisory board an updated relationship disclosure letter, which atai’s supervisory board determined did not raise any conflicts of interest that would affect the ability of Guggenheim Securities to fulfill its responsibilities as financial advisor to atai.
Also on May 8, 2025, atai entered into a reinstatement letter to its engagement letter with Guggenheim Securities.
On May 9, 2025, Latham & Watkins delivered a revised draft of the Share Purchase Agreement to CMS and Mayer Brown, LLP, U.S. counsel to Beckley Psytech (“Mayer Brown”), reflecting the provisions of the Second Letter of Intent and taking into consideration the January Issues List. The revised draft provided that (i) there would be no contingent consideration payable to Sellers in connection with the results of Beckley Psytech’s Phase 2B clinical trial of BPL-003 and instead included the Milestone Condition, (ii) costs incurred by Beckley Psytech relating to the Beckley Carve-Out and the Acquisition would be permitted leakage only up to a defined threshold amount, (iii) the Beckley Founders and key members of Beckley Psytech management should be subject to restrictive covenants following Closing, and (iv) certain Sellers would enter into lock-up agreements on or prior to Closing.
On May 12, 2025, Latham & Watkins delivered a further revised draft of the Share Purchase Agreement to CMS and Mayer Brown, including certain revisions relating to matters of Dutch law. In the same correspondence, Latham & Watkins delivered initial drafts of (i) the Voting Agreements, (ii) the Apeiron Voting Agreement, and (iii) a lock-up agreement relating to the lock-up of the Consideration Shares to be received by the Sellers.
On May 13, 2025, CMS sent an issues list regarding the revised draft of the Share Purchase Agreement to Latham & Watkins, which, among other things, (i) provided that all costs incurred by Beckley Psytech relating to the Beckley Carve-Out and the Acquisition should constitute permitted leakage, (ii) agreed that the Beckley Founders would be subject to restrictive covenants, provided that other key members of Beckley Psytech management would not be, (iii) rejected the inclusion of the Warranty Condition, (iv) capped the limitations of liability in respect of a breach by the Beckley Founders of the business warranties in the Share Purchase Agreement at $200,000 for each Founder, and provided that the Beckley Founders should be permitted to settle such claims through the transfer of Ordinary Shares rather than in cash, (v) proposed certain mechanics (A) for the purposes of allocating the Consideration Shares between the Sellers and (B) with respect to the dragging shareholders, (vi) reserved Beckley Psytech’s position in relation to the treatment of the Beckley Optionholders in the Acquisition, and (vii) proposed that provisions should be included in the Share Purchase Agreement nominating Beckley Psytech’s two nominees to atai’s supervisory board at Closing, with the identity of Beckley Psytech’s second nominee alongside Cosmo Feilding-Mellen to be determined (the “May Issues List”).

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
On May 15, 2025, CMS sent an initial draft of the disclosure letter to the Share Purchase Agreement to Latham & Watkins. Later that day, at the direction of representatives of atai management, Latham & Watkins sent responses to the May Issues List to CMS. The response (i) reiterated the proposal that costs incurred by Beckley Psytech in relation to the Beckley Carve-Out and the Acquisition should constitute permitted leakage up to a defined threshold amount, (ii) reiterated that the Warranty Condition should be included in the Share Purchase Agreement, (iii) proposed that the limitation of liability in respect of a breach by the Beckley Founders of the business warranties in the Share Purchase Agreement should be limited up to a certain proposed amount in respect of the Beckley Founders, but agreed that any claims could be settled through the transfer of Ordinary Shares rather than in cash, (iv) agreed that pricing mechanics with respect to the allocation of Consideration Shares between the Sellers should be included in the Share Purchase Agreement but reserved atai’s position on the exact VWAP to be used, and (v) reserved atai’s position on the treatment of the Beckley Optionholders.
Between May 15, 2025 and the signing of the Share Purchase Agreement, representatives of atai management and Beckley Psytech management, along with their various advisors, as applicable, held regular diligence discussions regarding each parties’ financial status and intellectual property rights, as well as post-signing disclosure obligations.
On May 16, 2025, CMS sent follow-up responses on the May Issues List to Latham & Watkins. In its response, Beckley Psytech (i) agreed to accept the inclusion of the Warranty Condition in the Share Purchase Agreement, subject to (A) a material adverse effect triggering such condition being defined as having a value in excess of £25,000,000 to the Beckley Group, and (B) the inclusion of a carve-out in the condition in respect of inaccuracies in the warranties relating to the Phase 2B clinical trial of BPL-003 arising between the read-out of data in respect of that trial and Closing, (ii) reiterated that all costs incurred by Beckley Psytech in relation to the Beckley Carve-Out and the Acquisition should be permitted leakage, (iii) stated that Beckley Psytech could accept a lower limitation of liability than was previously proposed by atai for the Beckley Founders in respect of breaches of the business warranties in the Share Purchase Agreement, (iv) accepted that the Beckley Founders would be subject to restrictive covenants following Closing, but reiterated that key members of Beckley Psytech management should not be subject to restrictive covenants, (v) continued to reserve its position in relation to the treatment of Beckley Optionholders, and (vi) accepting that all Sellers (rather than merely a subset) would enter into a lock-up agreement.
On May 19, 2025, CMS, Ernst & Young LLP, as tax advisor to Beckley Psytech, and Latham & Watkins attended a call to discuss the proposed steps to implement the Beckley Carve-Out. Later on May 19, 2025, CMS sent a revised draft of Share Purchase Agreement to Latham & Watkins reflecting the negotiations between the parties over the prior weeks.
On May 21, 2025, atai began initial discussions with select institutional investors regarding a private placement transaction in Ordinary Shares anticipated to be announced simultaneously with the announcement of the Acquisition.
On May 21, 2025, the Beckley Founders and representatives of each of atai, Beckley Psytech, Latham & Watkins, CMS and Mayer Brown participated in a teleconference to discuss the outstanding open points in the Share Purchase Agreement (the “May 21 Call”). The parties discussed and agreed in principle upon (i) the scope of the Warranty Condition, particularly that any material matters relating to the clinical safety of the Phase 2B clinical trial of BPL-003 should not be included in any carve-out in the condition, (ii) that only the Beckley Founders should be subject to restrictive covenants in the Share Purchase Agreement, and (iii) that costs incurred by Beckley Psytech relating to the Beckley Carve-Out and costs relating to the Acquisition should only constitute permitted leakage where such amounts in aggregate were lower than $2,000,000. Earlier in the day, representatives of Beckley Psytech management and atai management held a separate discussion regarding other material open points in the Share Purchase Agreement and agreed (i) upon the mechanics to allocate Consideration Shares between the Sellers, and (ii) that the liability of the Beckley Founders for breaches of the business warranties in the Share Purchase Agreement be limited to 10% of the consideration actually received by the Beckley Founders under the Share Purchase Agreement.
On May 22, 2025, CMS delivered a revised draft of the disclosure letter to the Share Purchase Agreement, which included the specific disclosures made against the warranties given by the Beckley Founders under the Share Purchase Agreement. Following such time through May 27, 2025, CMS, Mayer Brown and Latham & Watkins traded drafts of the disclosure letter and negotiated the key provisions therein.
Also on May 22, 2025, Latham & Watkins delivered to representatives of Apeiron an initial draft of (i) the Registration Rights Agreement, providing certain registration rights in respect of a resale shelf, (ii) the Apeiron Voting Agreement, providing that, among other things, Apeiron would vote in favor of the Acquisition and the

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
Redomiciliation, (iii) the Lock-Up Agreement, providing that Apeiron’s subject securities would be subject to an extended lock-up period, (iv) the Shareholders Rights Agreement, providing that so long as Apeiron maintains ownership of atai securities in excess of certain ownership thresholds, Apeiron would be entitled to select one or more director designees to atai’s supervisory board, and (v) resolutions providing for certain option grants to Mr. Angermayer, as described further in the section captioned “Certain Relationships and Related Party Transactions—Option Grants” of this proxy statement/prospectus. Latham & Watkins delivered further revised drafts of the various Apeiron-related documents to Apeiron over the course of the following several days.
Later on May 22, 2025, Latham & Watkins sent a further revised draft of the Share Purchase Agreement to CMS reflecting the points discussed during the May 21 Call, which revised draft, among other things, (i) revised the liability regimes applicable to both (A) the Beckley Founders (reflecting the agreement between the parties that the liability of the Beckley Founders for breach of the business warranties given by them to atai would be limited to 10% of the consideration actually received by the Beckley Founders), and (B) atai, for breaches of certain warranties given by them under the Share Purchase Agreement, (ii) proposed amendments to certain warranties to be given by atai, and (iii) provided that dragged Sellers would enter into a deed of adherence to the Share Purchase Agreement prior to Closing. Later that day, Latham & Watkins delivered an initial draft of the Registration Rights Agreement to CMS.
On May 23, 2025, CMS and Latham & Watkins exchanged further revised drafts of the Share Purchase Agreement, in which the parties agreed that that lock-up provisions should be included in the Share Purchase Agreement rather than in standalone agreements. The (i) treatment of Beckley Optionholders and (ii) the identity of Beckley Psytech’s second nominee to atai’s supervisory board at Closing, in addition to anticipated nominee Cosmo Feilding-Mellen, remained open points between the parties. Later that day, CMS delivered an initial draft of the Beckley Carve-Out Steps Plan to Latham & Watkins. On that same day, representatives of atai management held an update call with representatives of Beckley Psytech management to discuss the revised transaction documents.
Also on May 23, 2025, atai’s supervisory board, with representatives of atai management, Latham & Watkins and Guggenheim Securities in attendance. Representatives of atai management provided an update on the status of negotiations with Beckley Psytech and presented to the supervisory board for review and approval the Unaudited Prospective Financial Information, including the material assumptions included therein. For a detailed discussion regarding the Unaudited Prospective Financial Information, please see “The Acquisition—Unaudited Prospective Financial Information” beginning on page 69 of this proxy statement/prospectus. Later at this meeting, Guggenheim Securities reviewed its financial analysis of the Consideration Shares to be issued by atai and rendered an oral opinion, confirmed by delivery of a written opinion dated June 2, 2025, to the atai’s supervisory board to the effect that, as of June 2, 2025, and based on and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken, the Consideration Shares to be issued by atai in connection with the Acquisition were fair, from a financial point of view, to atai. Latham & Watkins then discussed with the supervisory board their fiduciary obligations in connection with considering and approving the Acquisition. The supervisory board considered the risks and benefits in engaging in the Acquisition as compared to other available strategic alternatives, including remaining as a standalone company. Following discussion, the supervisory board instructed Latham & Watkins and atai management to negotiate final terms on the remaining open points in the transaction documents.
As of May 24, 2025, the remaining issues open in the draft Share Purchase Agreement related to (i) the treatment of Beckley Optionholders and (ii) the identity of Beckley Psytech’s second nominee to atai’s supervisory board, in addition to anticipated nominee Cosmo Feilding-Mellen at Closing. During the following week, the parties turned multiple drafts of the Share Purchase Agreement with respect to the treatment of the Beckley Optionholders, agreeing that (i) the Beckley Optionholders would each become a party to the Share Purchase Agreement by signing a deed of adherence prior to Closing and would surrender all rights under their options pursuant to the terms of the Share Purchase Agreement rather than executing a separate deed of surrender, and (ii) due to the uncertainty around the quantum of taxes that would be payable by atai on behalf of the relevant vested and in the money Beckley Optionholders when their options were surrendered and exchanged in return for Consideration Shares, atai would have the sole right to elect that such options are surrendered and exchanged in return for either (A) Consideration Shares, or alternatively, (B) Replacement Awards (or a combination of (A) and (B)). The parties also agreed that, subject to being determined as “independent” under the listing rules and corporate governance rules and regulations of Nasdaq, Robert Hershberg would be appointed as Beckley Psytech’s second nominee to atai’s supervisory board at Closing.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
On May 25, 2025, atai shared a draft subscription agreement with a potential investor in the June PIPE Financing (“PIPE Investor A”).
On May 27, 2025, Sullivan & Cromwell LLP (“S&C”), as legal counsel for Apeiron, shared revised drafts of the Apeiron Voting Agreement and Registration Rights Agreement with Latham & Watkins, which, among other things, removed the support obligation of Apeiron to vote in favor of the Redomiciliation. In response, representatives of atai management proposed compromise language relating to the support obligations in respect of the Redomiciliation, including conditioning such obligations on the receipt of certain tax confirmations from atai, and at atai management’s direction, Latham & Watkins sent a revised draft of the Apeiron Voting Agreement including such compromise language.
Also on May 27, 2025, Latham & Watkins shared a draft of the Registration Rights Agreement with counsel to PIPE Investor A, pursuant to which PIPE Investor A would become party to the Registration Rights Agreement in connection with the PIPE Financing.
On May 29, 2025, Guggenheim Securities wall crossed a potential investor in the June PIPE Financing (“PIPE Investor B”).
On May 29, 2025, S&C sent revised drafts of the Shareholder Rights Agreement and the Lock-Up Agreement to Latham & Watkins, requesting (i) in respect of the Shareholders Rights Agreement, certain rights relating to the position of chairman of atai’s supervisory board and (ii) in respect of the Lock-Up Agreement, certain exceptions to the lock-up obligations contained in the Lock-Up Agreement. The next day, representatives of atai management discussed with representatives of Apeiron the proposed revisions from S&C and reached an agreement that the option grants to be made to Mr. Angermayer would be approved at the same time as the signing of the Share Purchase Agreement but that requested rights regarding a chairman role would not be accepted. Also on May 30, 2025, Latham & Watkins sent to S&C revised drafts of the Shareholders Rights Agreement and the Lock-Up Agreement reflecting these positions, and otherwise generally accepting the changes previously received, with minor drafting edits.
From May 29, 2025 to June 2, 2025, S&C and Latham & Watkins finalized the Shareholder Rights Agreement, the Lock-Up Agreement and the Voting Agreement.
On May 30, 2025, Guggenheim Securities provided a draft subscription agreement and a draft of the Registration Rights Agreement to PIPE Investor B.
Also on June 1, 2025, atai’s supervisory board and management board, each by separate unanimous consent, resolved to approve (i) the Share Purchase Agreement, the disclosure letter to the Share Purchase Agreement, the Apeiron Voting Agreement, the Voting Agreements and the other transaction documents relating thereto, (ii) the Acquisition, (iii) the convening of the Extraordinary General Meeting, and (iv) certain ancillary matters. The unanimous consent of atai’s supervisory board also included the binding nomination to appoint Cosmo Feilding-Mellen and Robert Hershberg to atai’s supervisory board at Closing.
Separately, on June 1, 2025, atai’s supervisory board and management board, each by separate unanimous consent, resolved to approve (i) the entry into the private placement offering and issuance and sale of the related securities, (ii) certain agreements with Apeiron in connection with the Acquisition, including the Shareholders Rights Agreement and the Lock-Up Agreement, and (iii) the grant of options to Mr. Angermayer.
Also on June 1, 2025, atai entered into an engagement letter with Berenberg Capital Markets LLC to act as placement agent on the June PIPE Financing.
On June 2, 2025, (i) atai, PIPE Investor A and PIPE Investor B entered into subscription agreements relating to the June PIPE Financing, and (ii) atai, Beckley Psytech, the Sellers and Apeiron (as applicable) executed the Share Purchase Agreement, the Lock-up Agreement, the Apeiron Voting Agreement, the Registration Rights Agreement and the Shareholder Rights Agreement and following the execution thereof, atai and Beckley Psytech publicly announced the Acquisition and the June PIPE Financing.
On August 13, 2025, atai and Beckley Psytech entered into a senior promissory note, pursuant to which atai agreed to advance an aggregate principal amount of up to $10.0 million to Beckley Psytech to be used for the achievement of certain development milestones of BPL-003. In connection therewith, atai and the Seller Representative under the Share Purchase Agreement mutually agreed to revise the Share Purchase Agreement to include a second automatic 90-day extension of the Longstop Date in the event that shareholder approval of the Acquisition has not been obtained by the Longstop Date.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
Recommendation of the Board and Reasons for the Acquisition
In evaluating the Acquisition, atai’s management board and supervisory board (which have been combined to become the Board on June 25, 2025) consulted with atai’s management and legal and financial advisors, and in reaching its decision to approve the Share Purchase Agreement and recommend to atai shareholders the consummation of the Acquisition by atai in accordance with the terms of the Share Purchase Agreement, the Board (and, prior to June 25, 2025, atai’s management board and supervisory board) considered a number of factors and a substantial amount of information, including the following:
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Better Position as a Company with a Strong Pipeline. The Combined Group will have a synergistic fully owned pipeline that includes proprietary, rapid-acting psychedelic compounds with attractive route of administration and time-in-clinic characteristics. The Combined Group will be even better positioned to accelerate development and raise required funding, drive long-term value for shareholders, and most importantly, deliver meaningful innovation for patients.

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Significant Synergy Potential. The Combined Group will have significant synergy potential with strong management and institutional knowledge in psychedelic treatments as well as potentially complimentary discovery engines. The perceived similarities between the cultures of atai and Beckley Psytech, including shared values and commitment to integrity, operational excellence, strategic focus and stockholder value will facilitate integration of the two companies.

•	Significant Pre-Tax Synergies. The Combined Group is expected to benefit from synergies, which would not be achievable without completing the Acquisition.
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Successful Integration. The belief that the management team of atai will successfully integrate the two businesses and provide a strong foundation for the combined management team to accelerate growth.

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Representation on the Combined Group Board. The governance provisions of the Combined Group, and the extensive experience in the mental health industry of the members of the existing Board and the representatives of Beckley Psytech management that will be proposed for appointment to the board of directors of the Combined Group in connection with the Acquisition, including that:

○	Cosmo Feilding-Mellen will be proposed for appointment, subject to certain conditions, as a non-executive director on the Board with the title of “Co-Founder and Strategy Director”;
○	Robert Hershberg will be proposed for appointment, subject to certain conditions, as a non-executive director on the Board;
○	Christian Angermayer will continue to serve as a non-executive director and chairman of the Board;
○	Srinivas Rao will continue to serve as the CEO and as an executive director on the Board;
○	Sabrina Martucci Johnson will continue to serve as a non-executive director on the Board;
○	Amir Kalali will continue to serve as a non-executive director on the Board;
○	Andrea Heslin Smiley will continue to serve as a non-executive director on the Board;
○	Scott Braunstein will continue to serve as a non-executive director on the Board;
○	John Hoffman will continue to serve as a non-executive director on the Board; and
○	Laurent Fischer will continue to serve as a non-executive director on the Board.
•
Receipt of Fairness Opinion of Guggenheim Securities. The financial presentation and the oral opinion, each dated as of May 23, 2025 (which was subsequently confirmed in its written Fairness Opinion, dated June 2, 2025), of Guggenheim Securities to atai’s supervisory board as to the fairness to atai, from a financial point of view and as of the date of the opinion, of the Consideration Shares to be issued by atai which opinion was based on and subject to the matters considered, the procedures followed, the assumptions made and the various limitations of and qualifications to the review undertaken as more fully described under the caption titled “The Acquisition—Opinion of Guggenheim Securities” beginning on page 58 of this proxy statement/prospectus.

•
Knowledge of atai’s and Beckley Psytech’s Businesses and Financial Condition. The Board’s (at the time constituted as a separate supervisory board and management board) knowledge of atai’s business, financial

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
condition, results of operations and prospects, as well as Beckley Psytech’s business, financial condition, results of operations and prospects, taking into account atai’s (i) existing investment in Beckley Psytech and the information rights and the board seats granted to it in connection with that investment, (ii) discussions with Beckley Psytech’s management and (iii) the results of atai’s due diligence review of Beckley Psytech, which included review of historical financial results and projections, existing agreements, contingent liabilities and legal and other matters.
•
Financial Projections. The financial projections prepared by atai management for atai as a standalone company through 2045, Beckley Psytech as a standalone company through 2045 and certain synergies for the Combined Group, in each case, as summarized under the section captioned “The Acquisition—Unaudited Prospective Financial Information” beginning on page 69 of this proxy statement/prospectus.

•
Terms of the Share Purchase Agreement. The Board (at the time constituted as a separate supervisory board and management board) reviewed and considered the terms of the Share Purchase Agreement, including the parties’ respective warranties and covenants and the conditions to their respective obligations to consummate the Acquisition and considered that the terms of the Share Purchase Agreement, taken as a whole, are conducive to atai’s corporate objects and serve the best interests of the Company, its business and its stakeholders. See the section titled “The Share Purchase Agreement” beginning on page 74 of this proxy statement/prospectus for a detailed discussion of the terms and conditions of the Share Purchase Agreement. In particular, the Board considered the following:

○
the ability of the Board to change its recommendation that shareholders vote in favor of the Shareholder Approval and the ability of atai to then terminate the Share Purchase Agreement and not be obligated to consummate the Acquisition if the Milestone Condition (relating to the results of Beckley Psytech’s Phase 2b clinical trial of BPL-003) is not satisfied, provided that atai pay Beckley Psytech a termination fee of $4,000,000 in such circumstances as summarized under the section captioned “The Share Purchase Agreement—Termination Fees” beginning on page 85 of this proxy statement/prospectus;

○	the absence of any regulatory conditions in the Share Purchase Agreement to atai’s obligation to consummate the Acquisition; and
○
the absence of any further approval required from Beckley Psytech’s shareholders to consummate the Acquisition following the execution of the Share Purchase Agreement given the ability to compel all Beckley Psytech shareholders to transfer their Beckley Shares to atai pursuant to article 22 of the Beckley Articles of Association.

•
Voting Agreements. The Board (at the time constituted as a separate supervisory board and management board) considered that certain directors and officers of atai were willing to enter into voting agreements in their capacity as shareholders to vote the Ordinary Shares held by such directors and officers in favor of the Acquisition at the Extraordinary General Meeting, increasing the certainty that the Acquisition will be consummated.

•
Consideration of Alternatives. The Board (at the time constituted as a separate supervisory board and management board) considered certain alternatives to the Acquisition, including continuing to operate as a public company in its current configuration and/or pursuing alternative strategic transactions with strategic or financial buyers, the belief of the Board (at the time constituted as a separate supervisory board and management board) that the Acquisition is conducive to atai's corporate objects, serves the best interests of atai, its business and its stakeholders, including and the belief of the Board (at the time constituted as a separate supervisory board and management board) that the Acquisition presents a more favorable opportunity for atai shareholders than the potential value that may result from remaining a standalone company or pursuing other strategic alternatives.

•
High Likelihood of Consummation. The Board determined it is highly likely that the Acquisition will be completed in a timely manner given the absence of any significant closing conditions under the Share Purchase Agreement other than the adoption of each of the Acquisition Proposal, the Share Issuance Proposal, the Director Nominee Proposals and the Governing Documents Proposal by atai’s shareholders.

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•
Other Factors Considered by the Board. In addition to considering the factors described above, the Board (at the time constituted as a separate supervisory board and management board) considered the following additional factors that weighed in favor of the Acquisition:

○	historical information concerning atai’s and Beckley Psytech’s respective businesses, financial condition, results of operations, earnings, trading prices, and management teams;
○	the opportunity to announce a private placement financing of Ordinary Shares to certain investors concurrently with the announcement of the Acquisition;
○	atai’s prospects on a stand-alone basis and forecasted combined basis; and
○
the current and prospective business environment in which atai and Beckley Psytech operate, including international, national and local economic conditions and the competitive and regulatory environment, and the likely effect of these factors on atai and the Combined Group.

The Board (at the time constituted as a separate supervisory board and management board) also weighed the factors described above against a number of risks and other factors identified in its deliberations as weighing negatively against the Acquisition:
•
the challenges inherent in combining the businesses, operations and workforces of atai and Beckley Psytech, including: (i) the possible diversion of management focus and resources from operational matters and other strategic opportunities for an extended period of time and (ii) difficulties in integrating and retaining management and employees, including from the two companies’ respective labor groups;

•	the fact that forecasts of future results of operations and synergies are necessarily estimates based on assumptions,
•	the risk of not realizing anticipated synergies and cost savings between atai and Beckley Psytech and the risk that other anticipated benefits might not be realized;
•	the risk that failure to complete the Acquisition could negatively affect the price of Ordinary Shares and/or the future business and financial results of atai;
•	the risk of not realizing all of the anticipated operating efficiencies, cost savings or other benefits of the Acquisition within the expected time frame or at all;
•	the fact that atai’s shareholders will be sharing participation of atai’s upside with Beckley Psytech shareholders as part of the Combined Group;
•
the amount of time it could take to consummate the Acquisition, including the fact that consummation of the Acquisition depends on factors outside of atai’s control, and the risk that the conditions to consummation will not be satisfied, including as a result of (i) atai’s shareholders not granting the requisite approvals to consummate the Acquisition, or (ii) the release of data relating to Beckley Psytech’s Phase 2b clinical trial of BPL-003 that does not meet the standards laid out in the Milestone Condition, leading to a changed recommendation of the Board and/or termination of the Share Purchase Agreement, and the potential negative impact that may have on atai’s business and relationships with employees, patients, regulators and the communities in which it operates;

•
the substantial costs to be incurred in connection with the Acquisition, including the substantial cash and other costs of integrating the businesses of atai and Beckley Psytech, as well as the transaction expenses arising from the Acquisition;

•	the potential effect of the Acquisition on atai and Beckley Psytech’s businesses and relationships with employees, patients, regulators and the communities in which they operate;
•
the fact that atai is obligated to pay Beckley Psytech termination fees of $10,000,000 or $4,000,000 respectively in certain circumstances as summarized under “The Share Purchase Agreement—Termination Fees” beginning on page 85 of this proxy statement/prospectus;

•
the fact that the consideration for the Acquisition is fixed and will not be adjusted on completion based on the market value of Ordinary Shares, which means that the market value of the consideration received by Beckley Psytech shareholders could increase prior to the consummation of the Acquisition;

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•
the fact that the consideration for the Acquisition will result in dilution to the existing atai shareholders and increase the number of Ordinary Shares eligible for resale in the public market, resale of which in substantial numbers could adversely impact the market price of Ordinary Shares; and

•
the risks of the type and nature described under “Risk Factors” and the matters described under “Cautionary Note Regarding Forward-Looking Statements” beginning on pages 23 and 22, respectively, of this proxy statement/prospectus.

This discussion of the information and factors considered by the Board in reaching its conclusions and recommendation summarizes the material factors considered by the Board (and, prior to June 25, 2025, atai’s management board and supervisory board) but is not intended to be exhaustive. In view of the wide variety of factors considered in connection with its evaluation of the Acquisition and the complexity of these matters, the Board (and, prior to June 25, 2025, atai’s management board and supervisory board) did not find it practicable, and did not attempt, to quantify, rank or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the Share Purchase Agreement, the Acquisition and to recommend that atai shareholders vote in favor of the Acquisition Proposal, the Share Issuance Proposal, the Director Nominee Proposals and the Governing Documents Proposal.
The Board (and, prior to June 25, 2025, atai’s management board and supervisory board) conducted an overall review of the factors described above and considered the factors overall to be favorable to and to support its determination. In considering the factors described above, individual members of the Board (and, prior to June 25, 2025, by atai’s management board and supervisory board) may have given differing weights to different factors.
The Board (at the time constituted as a separate supervisory board and management board) unanimously approved the Share Purchase Agreement. The Board unanimously recommends that atai shareholders vote “FOR” the Acquisition Proposal, the Share Issuance Proposal, the Director Nominee Proposals and the Governing Documents Proposal.
It should be noted that this explanation of the reasoning of the Board (and, prior to June 25, 2025, atai’s management board and supervisory board) and certain information presented in this section is forward-looking in nature and should be read in light of the factors set forth in “Cautionary Note Regarding Forward-Looking Statements” beginning on page 22 of this proxy statement/prospectus.
Opinion of Guggenheim Securities
Overview
atai retained Guggenheim Securities as its financial advisor in connection with atai’s possible Acquisition of Beckley Psytech. In selecting Guggenheim Securities as its financial advisor, atai considered that, among other things, Guggenheim Securities is an internationally recognized investment banking, financial advisory and securities firm whose senior professionals have substantial experience advising companies in, among other industries, the biopharmaceutical industry. Guggenheim Securities, as part of its investment banking, financial advisory and capital markets businesses, is regularly engaged in the valuation and financial assessment of businesses and securities in connection with mergers and acquisitions, recapitalizations, spin-offs/split-offs, restructurings, securities offerings in both the private and public capital markets and valuations for corporate and other purposes.
At the May 23, 2025 meeting of atai’s supervisory board, Guggenheim Securities rendered an oral opinion, subsequently confirmed by delivery of a written opinion dated June 2, 2025, to atai’s supervisory board to the effect that, as of that date, and based on and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken, the issuance of the Consideration Shares by atai in connection with the Acquisition was fair, from a financial point of view, to atai.
This description of Guggenheim Securities’ opinion is qualified in its entirety by the full text of the written opinion, which is attached as Annex B to this proxy statement/prospectus and which you should read carefully and in its entirety. Guggenheim Securities’ written opinion sets forth the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken by Guggenheim Securities. Guggenheim Securities’ written opinion, which was authorized for issuance by the Fairness Opinion and Valuation Committee of Guggenheim Securities, is necessarily based on economic, business, capital markets and other conditions, and the information made available to Guggenheim Securities, as of the date of such opinion. Guggenheim Securities has no responsibility for updating or revising its opinion based on facts, circumstances or events occurring after the date of the rendering of the opinion.

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In rendering its opinion, Guggenheim Securities did not express any view or opinion as to (i) the prices at which the shares of or other securities or financial instruments of or relating to atai or Beckley Psytech may trade or otherwise be transferable at any time, (ii) the potential effects of volatility in the credit, financial or equity markets on atai or Beckley Psytech, their respective securities or other financial instruments, the Acquisition or (iii) the impact of the Acquisition on the solvency or viability of atai or Beckley Psytech or the ability of atai or Beckley Psytech to pay their respective obligations when they come due.
In reading the discussion of Guggenheim Securities’ opinion set forth below, you should be aware that such opinion (and, as applicable, any materials provided in connection therewith or the summary of Guggenheim Securities’ underlying financial analyses elsewhere in this proxy statement/prospectus):
•	was provided to atai’s supervisory board (in its capacity as such) for its information and assistance in connection with its evaluation of the Consideration Shares;
•	did not constitute a recommendation to atai’s supervisory board with respect to the Acquisition;
•	does not constitute advice or a recommendation to any holder of the Ordinary Shares or Beckley Shares as to how to vote or act in connection with the Acquisition or otherwise;
•
did not address atai’s underlying business or financial decision to pursue or effect the Acquisition, the relative merits of the Acquisition as compared to any alternative business or financial strategies that might exist for atai or the effects of any other transaction in which atai might engage, including the investment of approximately $30 million by Ferring Ventures S.A. and Adage Capital Partners LP in atai for general corporate purposes;

•	addressed only the fairness, from a financial point of view and as of the date of such opinion, to atai of the issuance of the Consideration Shares;
•
expressed no view or opinion as to (i) any other term, aspect or implication of (a) the Acquisition (including, without limitation, the form or structure of the Acquisition) or the Share Purchase Agreement or (b) any other agreement, transaction document or instrument contemplated by the Share Purchase Agreement or to be entered into or amended in connection with the Acquisition or (ii) the fairness, financial or otherwise, of the Acquisition to, or of any consideration to be paid to or received by, the holders of any class of securities (other than as expressly specified therein), creditors or other constituencies of atai or Beckley Psytech; and

•
expressed no view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of atai’s or Beckley Psytech’s directors, officers or employees, or any class of such persons, in connection with the Acquisition relative to the Consideration Shares or otherwise.

In connection with rendering its opinion, Guggenheim Securities:
•	reviewed a draft of the Share Purchase Agreement dated May 30, 2025;
•	reviewed certain publicly available business and financial information regarding each of atai and Beckley Psytech;
•
reviewed certain non-public business and financial information regarding atai and Beckley Psytech and their respective businesses and future prospects (including certain probability-adjusted financial projections for atai for the years ending December 31, 2025 through December 31, 2045 and for Beckley Psytech for the years ending December 31, 2025 through December 31, 2045, as described in more detail in the sections titled “Unaudited Prospective Financial Information—atai Unaudited Prospective Financial Information” and “Unaudited Prospective Financial Information—Beckley Psytech Unaudited Prospective Financial Information” (together, the “atai-Provided Financial Projections”), certain estimates as to potentially realizable existing net operating loss carryforwards expected to be utilized by atai, Beckley Psytech and/or the Combined Group and certain other estimates and other forward-looking information), all as prepared by, discussed with and approved for Guggenheim Securities’ use by atai’s senior management (collectively with the Synergy Estimates (as defined below), the “atai-Provided Information”);

•
reviewed certain non-public business and financial information regarding Beckley Psytech’s business and future prospects (including certain probability-adjusted financial projections for Beckley Psytech on a

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stand-alone basis for the years ending December 31, 2027 through December 31, 2042 (the “Beckley Psytech-Provided Financial Projections” and, together with the atai-Provided Financial Projections, the “Financial Projections”) and certain other estimates and other forward-looking information), all as prepared by Beckley Psytech’s senior management and reviewed by, discussed with and approved for Guggenheim Securities’ use by atai’s senior management (collectively, the “Beckley Psytech-Provided Information”);
•
reviewed certain probability-adjusted estimated operational synergies expected to result from the Acquisition (collectively, the “Synergy Estimates” or the “Synergies”), all as prepared by, discussed with and approved for Guggenheim Securities’ use by atai’s senior management;

•
discussed with atai’s senior management their strategic and financial rationale for the Acquisition as well as their views of atai’s and Beckley Psytech’s respective businesses, operations, historical and projected financial results and future prospects and the commercial, competitive and regulatory dynamics in the biopharmaceutical sector;

•	performed financing-adjusted discounted cash flow analyses based on the atai-Provided Financial Projections and the Synergy Estimates;
•	reviewed the historical prices and the trading activity of the Ordinary Shares;
•
reviewed the pro forma financial results, financial condition and capitalization of atai giving effect to the Acquisition, all as prepared by and approved for Guggenheim Securities’ use by atai’s senior management; and

•	conducted such other studies, analyses, inquiries and investigations as Guggenheim Securities deemed appropriate.
With respect to the information used in arriving at its opinion, Guggenheim Securities noted that:
•
Guggenheim Securities relied upon and assumed the accuracy, completeness and reasonableness of all industry, business, financial, legal, regulatory, tax, accounting, actuarial and other information provided by or discussed with atai or Beckley Psytech (including, without limitation, the atai-Provided Information and the Beckley Psytech-Provided Information) or obtained from public sources, data suppliers and other third parties.

•
Guggenheim Securities (i) did not assume any responsibility, obligation or liability for the accuracy, completeness, reasonableness, achievability or independent verification of, and Guggenheim Securities did not independently verify, any such information (including, without limitation, the atai-Provided Information and the Beckley Psytech-Provided Information), (ii) expressed no view or opinion regarding (a) the reasonableness or achievability of the Financial Projections, the Synergy Estimates, any other estimates or any other forward-looking information provided by atai or Beckley Psytech or the assumptions upon which any of the foregoing are based or (b) the reasonableness of the probability adjustments reflected in the Financial Projections and (iii) relied upon the assurances of atai’s senior management that they were (in the case of the atai-Provided Information), and has assumed that Beckley Psytech’s senior management was (in the case of the Beckley Psytech-Provided Information), unaware of any facts or circumstances that would make the atai-Provided Information or the Beckley Psytech-Provided Information incomplete, inaccurate or misleading.

•
Guggenheim Securities noted that, while Beckley Psytech’s senior management provided their views to atai’s senior management regarding Beckley Psytech’s business, operations, historical and projected financial results and future prospects, Guggenheim Securities only attended a limited number of discussions that included both atai’s senior management and Beckley Psytech’s senior management and, accordingly, Guggenheim Securities has relied upon the assessment of atai’s senior management with respect to certain of these matters.

•
Guggenheim Securities (i) was advised by atai’s senior management, and assumed, that the atai-Provided Financial Projections (including the probability adjustments reflected therein) and the Synergy Estimates were (y) reasonably prepared on bases reflecting the best then-currently available estimates and judgments of atai’s senior management as to the expected future performance of atai, Beckley Psytech and the Combined Group resulting from the Acquisition and the expected amounts and realization of the Synergies

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and (z) reviewed by atai’s supervisory board with the understanding that such information would be used and relied upon by Guggenheim Securities in connection with rendering Guggenheim Securities’ opinion, (ii) has assumed that the Beckley Psytech-Provided Financial Projections (including the probability adjustments reflected therein) have been reasonably prepared on bases reflecting the best currently available estimates and judgments of Beckley Psytech’s senior management as to the expected future performance of Beckley Psytech on a stand-alone basis and (iii) has assumed that any financial projections/forecasts, any other estimates and/or any other forward-looking information obtained from public sources, data suppliers and other third parties were reasonable and reliable.
•
Guggenheim Securities was advised by atai’s senior management that the atai-Provided Financial Projections assume that the Milestone Condition (as defined in the Share Purchase Agreement) would be satisfied by the Pre-Phase 2b Read Out Date (as defined in the Share Purchase Agreement); for purposes of Guggenheim Securities’ analyses and opinion, Guggenheim Securities was advised by atai’s senior management to assume, and has assumed, that the Milestone Condition would be so satisfied.

•
In addition, Guggenheim Securities relied upon (without independent verification and without expressing any view or opinion) the assessments, judgments and estimates of atai’s senior management as to, among other things, (i) the potential impact on Beckley Psytech of market, competitive and other trends in and prospects for, and governmental, regulatory and legislative matters relating to or affecting, the biotechnology, life sciences and pharmaceutical sectors, (ii) Beckley Psytech’s existing and future products, product candidates, technology and intellectual property and the associated risks thereto (including, without limitation, the probabilities and timing of successful development, testing, manufacturing and marketing thereof; approval thereof by relevant governmental authorities; prospective product-related peak worldwide sales, sales prices, annual sales price increases and sales volumes with respect thereto; the validity and life of patents with respect thereto; and the potential impact of competition thereon), (iii) atai’s and Beckley Psytech’s existing and future relationships, agreements and arrangements with, and the ability to attract, retain and/or replace, key employees, suppliers and other commercial relationships (in each such case to the extent relevant to Beckley Psytech, the Acquisition and its contemplated benefits) and (iv) atai’s ability to effectively integrate the businesses and operations of Beckley Psytech. Guggenheim Securities has assumed that there will not be any developments with respect to any of the foregoing matters that would have an adverse effect on atai, Beckley Psytech or the Acquisition (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to Guggenheim Securities’ analyses or opinion.

Guggenheim Securities also noted certain other considerations with respect to its engagement and the rendering of its opinion:
•
Guggenheim Securities did not perform or obtain any independent appraisal of the assets or liabilities (including any contingent, derivative or off-balance sheet assets and liabilities) of atai, Beckley Psytech, or any other entity or the solvency or fair value of atai, Beckley Psytech, or any other entity, nor was Guggenheim Securities furnished with any such appraisals.

•
Guggenheim Securities’ professionals are not legal, regulatory, tax, consulting, accounting, appraisal or actuarial experts, and Guggenheim Securities’ opinion should not be construed as constituting advice with respect to such matters; accordingly, Guggenheim Securities relied on the assessments of atai’s senior management and atai’s other professional advisors with respect to such matters. Guggenheim Securities has not expressed any view or rendered any opinion regarding the tax consequences of the Acquisition to atai, Beckley Psytech or their respective securityholders.

•	Guggenheim Securities further assumed that:
○
In all respects meaningful to its analyses, (i) the final executed form of the Share Purchase Agreement would not differ from the draft that Guggenheim Securities reviewed, (ii) atai and the Sellers will comply with all terms and provisions of the Share Purchase Agreement and (iii) the representations and warranties of atai, Sellers and Beckley Founders contained in the Share Purchase Agreement were true and correct and all conditions to the obligations of each party to the Share Purchase Agreement to consummate the Acquisition would be satisfied without any waiver, amendment or modification thereof; and

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○
The Acquisition will be consummated in a timely manner in accordance with the terms of the Share Purchase Agreement and in compliance with all applicable legal and other requirements, without any delays, limitations, restrictions, conditions, waivers, amendments or modifications (regulatory, tax-related or otherwise) that would have an effect on atai, Beckley Psytech or the Acquisition (including its contemplated benefits) in any way meaningful to Guggenheim Securities’ analyses or opinion.

Summary of Financial Analyses
Overview of Financial Analyses
This “Summary of Financial Analyses” presents a summary of the principal financial analyses performed by Guggenheim Securities and presented to atai’s supervisory board in connection with Guggenheim Securities’ rendering of its opinion. Such presentation to atai’s supervisory board was supplemented by Guggenheim Securities’ oral discussion, the nature and substance of which may not be fully described herein.
Some of the financial analyses summarized below include summary data and information presented in tabular format. In order to understand fully such financial analyses, the summary data and tables must be read together with the full text of the summary. Considering the summary data and tables alone could create a misleading or incomplete view of Guggenheim Securities’ financial analyses.
The preparation of a fairness opinion is a complex process and involves various professional judgments and determinations as to the most appropriate and relevant financial analyses and the application of those methods to the particular circumstances involved. A fairness opinion therefore is not readily susceptible to partial analysis or summary description, and taking portions of the financial analyses set forth below, without considering such analyses as a whole, would in Guggenheim Securities’ view create an incomplete and misleading picture of the processes underlying the financial analyses considered in rendering Guggenheim Securities’ opinion.
In arriving at its opinion, Guggenheim Securities:
•
based its financial analyses on various assumptions, including assumptions concerning general economic, business and capital markets conditions and industry-specific and company-specific factors, all of which are beyond the control of atai, Beckley Psytech and Guggenheim Securities;

•	did not form a view or opinion as to whether any individual financial analysis or factor, whether positive or negative, considered in isolation, supported or failed to support its opinion;
•	considered the results of all its financial analyses and did not attribute any particular weight to any one financial analysis or factor; and
•
ultimately arrived at its opinion based on the results of all its financial analyses assessed as a whole and believes that the totality of the factors considered and the various financial analyses performed by Guggenheim Securities in connection with its opinion operated collectively to support its determination as to the fairness, from a financial point of view and as of the date of such opinion, of the Consideration Shares to atai pursuant to the Acquisition to the extent expressly specified in such opinion.

With respect to the financial analyses performed by Guggenheim Securities in connection with rendering its opinion:
•
Such financial analyses, particularly those based on estimates and projections, are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by these analyses.

•
None of the selected publicly traded companies used in the analysis described below is identical or directly comparable to atai or Beckley Psytech. However, such companies were selected by Guggenheim Securities, among other reasons, because they represented publicly traded companies that may be considered broadly similar, for purposes of Guggenheim Securities’ financial analyses, to atai and Beckley Psytech based on Guggenheim Securities’ familiarity with their respective sectors.

•
In any event, selected publicly traded companies analyses are not mathematical. Rather, such analyses involve complex considerations and professional judgments concerning the differences in business, operating, financial and capital markets-related characteristics and other factors.

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•	Such financial analyses do not purport to be appraisals or to reflect the prices at which any securities may trade at the present time or at any time in the future.
•	Unless otherwise noted below, all share price data is as of May 22, 2025.
Certain Definitions
Throughout this section titled “The Acquisition—Opinion of Guggenheim Securities—Summary of Financial Analyses,” the following defined terms are used in connection with Guggenheim Securities’ various financial analyses:
•
“Enterprise Value” or “EV” represents the relevant company’s market capitalization plus (i) the principal or face amount of total debt and preferred shares, less (ii) cash, cash equivalents, short- and long-term marketable investments and certain other cash-like items.

•
“Adjusted Enterprise Value” represents the Enterprise Value excluding the ownership stake corresponding to atai’s existing stake in Beckley Psytech, with ownership calculated on a fully diluted basis assuming all shares are treated as common shares without liquidation preferences.

Beckley Psytech Stand-Alone Financial Analysis
Recap of Beckley Psytech Stand-Alone Financial Analysis. In evaluating the equity value of Beckley Psytech, excluding atai’s existing stake in Beckley Psytech, (such value, “Beckley Psytech Stand-Alone Value”) in connection with rendering its opinion, Guggenheim Securities performed a discounted cash flow analysis. Solely for informational reference purposes, Guggenheim Securities also reviewed selected publicly traded companies and the Beckley Psytech Series C post-money valuation, each as described below.
Recap of Beckley Psytech Stand-Alone Financial Analysis

	Reference Range for Implied Beckley Psytech Stand-Alone Equity Value
	Low	High
	($ in millions)
Financial Analysis
Discounted Cash Flow Analysis	$251	$376

For Informational Reference Purposes
Selected Publicly Traded Companies	$181	$278
Series C Post-Money Valuation (Adjusted to exclude atai’s existing stake)(1)	$116

(1)	Series C post-money value per atai senior management.
Beckley Psytech Stand-Alone Value Discounted Cash Flow Analysis. Guggenheim Securities performed a stand-alone discounted cash flow analysis on the forecasted, probability-adjusted, after-tax unlevered free cash flows (after deduction of share based compensation) for Beckley Psytech.
In performing its discounted cash flow analysis with respect to Beckley Psytech:
•
Guggenheim Securities based its discounted cash flow analysis on forecasted, probability-adjusted, after-tax unlevered free cash flows for Beckley Psytech from the second half of 2025 through 2045 based on the atai-Provided Financial Projections including the impact of certain net operating losses accrued historically and net operating losses generated over the forecast period and the impact of financings as described below, in each case as provided by, discussed with and approved for Guggenheim Securities’ use by, atai’s senior management.

•	Guggenheim Securities used a discount rate range of 14.25% – 17.00% based on its estimate of Beckley Psytech’s weighted average cost of capital.
•
Guggenheim Securities did not include any terminal value for Beckley Psytech after 2045 as cash flows were expected to be no longer meaningful, as discussed with and approved for Guggenheim Securities’ use by atai’s senior management.

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•
Guggenheim Securities’ analysis deducted the estimated present value of the estimated net cost of equity financings and related dilution and added Beckley Psytech’s estimated net cash of $4 million as of June 30, 2025, plus $65 million in net proceeds from an assumed equity financing in 2025, each as provided by, discussed with and approved for Guggenheim Securities’ use by atai’s senior management.

•
As instructed by atai, Guggenheim Securities calculated the number of fully-diluted outstanding shares of Beckley Psytech (determined using the treasury stock method taking into account outstanding in-the-money options, outstanding in-the-money warrants and treating all outstanding securities of Beckley Psytech as ordinary shares without liquidation preferences) to calculate the percentage of fully-diluted outstanding shares of Beckley Psytech owned by atai.

•
As instructed by atai, Guggenheim Securities multiplied the equity value of Beckley Psytech as determined by the discounted cash flow analysis by one minus the percentage of fully-diluted outstanding shares of Beckley Psytech owned by atai, as described above, to determine the Beckley Psytech Stand-Alone Value.

	Summary of Beckley Psytech Discounted Cash Flow Analysis Equity Value
	Low	High
	($ in millions)
atai’s Existing Stake in Beckley Psytech	$153	$253
Beckley Psytech Stand-Alone	$251	$376
Beckley Psytech to All Shareholders	$403	$629

Guggenheim Securities’ discounted cash flow analysis for the purposes of evaluating Beckley Psytech Stand-Alone resulted in an overall reference range of $251 million to $376 million in equity value.
Other Financial Reviews of Beckley Psytech for Reference Information Purposes. In order to provide context for the financial analyses of Beckley Psytech as described above, Guggenheim Securities undertook additional financial reviews and analyses as summarized below solely for informational reference purposes. As a general matter, Guggenheim Securities did not consider such additional financial reviews and analyses to be determinative methodologies for purposes of its opinion.
Selected Publicly Traded Companies Analysis. Guggenheim Securities reviewed and analyzed the Adjusted Enterprise Value for selected publicly traded companies that Guggenheim Securities deemed relevant for purposes of this analysis.
Guggenheim Securities calculated, among other things, various public market trading Enterprise Values / Adjusted Enterprise Values for the selected publicly traded companies (in the case of the selected publicly traded companies, based on each company’s most recent publicly available financial filings), which are summarized in the table below.

Enterprise Value / Adj. Enterprise Value
Mind Medicine (MindMed) Inc.	$457/$280
GH Research PLC	$398/$247
COMPASS Pathways plc	$211/$138
Cybin, Inc.	$ 55/$ 37

In performing its selected publicly traded companies analysis, Guggenheim Securities selected a reference range of Enterprise Values / Adjusted Enterprise Values and subsequently added Beckley Psytech’s expected net cash balance as of June 30, 2025.

Enterprise Value / Adj. Enterprise Value
Judgmentally Selected EV Range – High	$450/$276
Judgmentally Selected EV Range – Low	$275/$179
Judgmentally Selected Range (Adjusted for Beckley Psytech net cash) – High	$454/$278
Judgmentally Selected Range (Adjusted for Beckley Psytech net cash) – Low	$279/$181

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
Guggenheim Securities’ selected publicly traded companies analysis resulted in an overall reference range for purposes of evaluating the Beckley Psytech Stand-Alone Value on a public market trading basis of $181 million to $278 million of equity value.
atai Stand-Alone Financial Analysis
Recap of atai Stand-Alone Financial Analysis. In evaluating atai in connection with rendering its opinion, Guggenheim Securities performed a discounted cash flow analysis. Solely for informational reference purposes, Guggenheim Securities also reviewed the historical trading price range for the Ordinary Shares, selected publicly traded companies and analyst price targets.
Recap of atai Stand-Alone Financial Analysis

	Reference Range for atai Stand-Alone Equity Value Per Share
	Low	High
	($ per share)
Financial Analysis
Discounted Cash Flow Analysis	$1.91	$2.99

For Informational Reference Purposes
Historical Trading Range	$1.06	$2.55
Selected Publicly Traded Companies	$2.16	$3.23
Analyst Price Targets	$5.00	$11.00

atai Stand-Alone Discounted Cash Flow Analysis. Guggenheim Securities performed a stand-alone discounted cash flow analysis of atai excluding its existing stake in Beckley Psytech on the forecasted, probability-adjusted, after-tax unlevered free cash flows (after deduction of share-based compensation) for atai excluding its existing stake in Beckley Psytech and then added the value of atai’s existing stake in Beckley Psytech, (as described above under the caption above “Beckley Psytech Stand-Alone Value Discounted Cash Flow Analysis”).
In performing its discounted cash flow analysis with respect to atai excluding its existing stake in Beckley Psytech:
•
Guggenheim Securities based its discounted cash flow analysis on forecasted, probability-adjusted, after-tax unlevered free cash flows for atai excluding its existing stake in Beckley Psytech from the second half of 2025 through 2045 based on the atai-Provided Financial Projections including the impact of certain net operating losses accrued historically and net operating losses generated over the forecast period and the impact of financings as discussed below, in each case as provided by, discussed with and approved for Guggenheim Securities’ use by atai’s senior management.

•	Guggenheim Securities used a discount rate range of 14.00% – 16.50% based on its estimate of atai’s weighted average cost of capital.
•
Guggenheim Securities did not include any terminal value for atai excluding its stake in Beckley Psytech after 2045 as cash flows were expected to be no longer meaningful, as discussed with and approved for Guggenheim Securities’ use by atai’s senior management.

•
Guggenheim Securities’ analysis deducted from the estimated present value the estimated net cost of equity financings and added atai’s estimated net cash and investments balance of $88 million as of June 30, 2025, each as provided by, discussed with and approved for Guggenheim Securities’ use by atai’s senior management.

•
Guggenheim Securities then added the equity value of atai’s existing stake in Beckley Psytech (as described above under the caption above “Beckley Psytech Stand-Alone Value Discounted Cash Flow Analysis”).

•
Guggenheim Securities then converted the results of the foregoing calculations to per share equity values using fully-diluted outstanding shares (determined using the treasury stock method taking into account outstanding in-the-money convertible promissory notes, outstanding in-the-money options, and in-the-money HSOP options) as provided by, discussed with, and approved for Guggenheim Securities’ use by atai’s senior management.

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		Summary of atai Stand-Alone Discounted Cash Flow Analysis Equity Value Per Share atai Excluding its Existing Stake in Beckley Psytech
		Low	High
		($ per share)
atai’s Existing Stake in Beckley Psytech	Low	$1.91	$2.56
	High	$2.34	$2.99

Guggenheim Securities’ financing-adjusted discounted cash flow analysis for purposes of evaluating the Ordinary Shares on a stand-alone basis resulted in an overall reference range of $1.91 – $2.99 per share.
Other Financial Reviews of atai for Reference Information Purposes. In order to provide certain context for the financial analysis of atai as described above, Guggenheim Securities undertook various additional financial reviews and analyses as summarized below solely for informational reference purposes. As a general matter, Guggenheim Securities did not consider such additional financial reviews and analyses to be determinative methodologies for purposes of its opinion.
atai Historical Trading Range. Guggenheim Securities reviewed atai’s share price closing history over the 52-weeks ending on May 22, 2025. Guggenheim Securities noted that the lowest closing price was $1.06 per share of the Ordinary Shares on October 31, 2024, and the highest closing price was $2.55 per share of the Ordinary Shares on February 12, 2025.
atai Selected Publicly Traded Companies Analysis. Guggenheim Securities reviewed and analyzed the equity value of atai compared to the enterprise value of selected publicly traded companies in the biopharmaceutical industry adjusted for atai’s estimated net cash and investments balance as of June 30, 2025, in order to provide context for a reference range of generally comparable public trading equity values. Guggenheim Securities calculated, among other things, various public market trading enterprise values for the selected publicly traded companies (in the case of the selected publicly traded companies, based on each company’s most recent publicly available financial filings), which are summarized in the table in the preceding section for the “Other Financial Reviews of Beckley Psytech for Reference Information Purposes–Selected Publicly Traded Companies Analysis.”
In performing its selected publicly traded companies analysis with respect to atai, Guggenheim Securities selected a reference range of Enterprise Values, added a range of values corresponding to atai’s existing stake in Beckley Psytech based on the selected publicly traded companies and added atai’s expected net cash and investment balance as of June 30, 2025. Guggenheim Securities then converted the result of the foregoing calculations to per share equity values using fully-diluted outstanding shares (determined using the treasury stock method taking into account outstanding in-the-money convertible promissory notes, outstanding in-the-money options, and in-the-money HSOP options) as provided by, discussed with, and approved for Guggenheim Securities’ use by atai’s senior management.
Guggenheim Securities’ selected publicly traded companies analysis resulted in an overall reference range for purposes of evaluating the Ordinary Shares on a stand-alone public market trading basis of $2.16  – $3.23 per share.
atai Analyst Price Targets. Guggenheim Securities reviewed four selected Wall Street equity research analyst price targets for atai on a stand-alone basis as published prior to May 22, 2025 (the last trading day prior to atai’s supervisory board meeting where Guggenheim Securities rendered its oral opinion).
•	With respect to atai, Guggenheim Securities noted that the range of Wall Street equity research analyst price targets for the Ordinary Shares was $5.00 – $11.00 per share.
•
Guggenheim Securities noted that Wall Street equity research analyst price targets and the present values thereof do not necessarily reflect current market trading prices for the Ordinary Shares and such estimates are subject to various uncertainties, including the future financial performance of atai and future capital markets conditions.

Relative Value Analysis
In assessing the Consideration Shares, Guggenheim Securities calculated a range of implied Consideration Shares utilizing the implied valuation ranges for Beckley Psytech Stand-Alone equity value and atai’s Ordinary

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Shares from the stand-alone discounted cash flow analysis described above under the captions “Beckley Psytech Stand-Alone Value Discounted Cash Flow Analysis” and “atai Stand-Alone Discounted Cash Flow Analysis” without giving effect to any Synergies or transaction costs.
Relative Value Analysis
(shares in millions)

Consideration Shares	105 (33% of pro forma implied ownership)(1)
Implied Consideration Shares (pro forma implied ownership)(1)
	Low	High
Financial Analysis
Discounted Cash Flow Analysis	98 (32%)	161 (43%)

(1)	Implied ownership based on implied share consideration and atai’s fully diluted shares outstanding at the May 22, 2025 market price.
Guggenheim Securities’ financial analysis resulted in an implied Consideration Shares reference range of 98 – 161 million shares, as compared to the atai/Beckley Psytech Acquisition Consideration Shares of 105 million.
Pro Forma Discounted Cash Flow Analysis
Guggenheim Securities performed pro forma discounted cash flow analysis, as an additional informational analysis, to compare the reference range of per share equity values of the Ordinary Shares on a stand-alone basis resulting from the stand-alone discounted cash flow analysis of atai as described above under the caption “atai Stand-Alone Discounted Cash Flow Analysis” to the reference range of per share implied equity values of the Ordinary Shares on a pro forma basis giving effect to the Acquisition.
Guggenheim Securities calculated the implied discounted cash flow value per share of the Ordinary Shares on a pro forma basis giving effect to the Acquisition, both with and without Synergies. In conducting this analysis without Synergies:
•
Guggenheim Securities utilized the Financial Projections for each of atai excluding its existing stake in Beckley Psytech and Beckley Psytech, as provided by, discussed with and approved for Guggenheim Securities’ use by atai’s senior management;

•
Guggenheim Securities added the estimated net cash and investments for each of atai and Beckley Psytech as of June 30, 2025, as adjusted for estimated transaction expenses, in each case as provided by, discussed with and approved for Guggenheim Securities’ use by atai’s senior management;

•
Guggenheim Securities added the net present value of the cash tax savings from net operating losses (both existing and projected) of each of atai and Beckley Psytech (after giving effect to limitations under Section 382 of the Internal Revenue Code), in each case as provided by, discussed with and approved for Guggenheim Securities’ use by atai’s senior management;

•	Guggenheim Securities used a discount rate range of 14.00% – 16.50% based on its estimate of atai’s weighted average cost of capital;
•
Guggenheim Securities did not include any terminal value for the pro forma Combined Group after 2045 as cash flows were expected to be no longer meaningful consistent with the terminal value assumptions of each company on a stand-alone basis and as provided by, discussed with and approved for Guggenheim Securities’ use by atai’s senior management.

In conducting this analysis with Synergies, Guggenheim Securities replicated the discounted cash flow analysis without Synergies with the following changes:
•
Guggenheim Securities added pre-tax Synergies (net of cost to achieve) to the Combined Group’s operating profit as provided by, discussed with and approved for Guggenheim Securities’ use by atai’s senior management.

•	Guggenheim Securities used a discount rate range of 13.50% – 16.00% based on its estimate of atai’s weighted average cost of capital after giving pro forma effect to the Acquisition.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
The comparison of atai’s discounted cash flow value per share on a stand-alone basis to the discounted cash flow value per share on a pro forma basis after giving effect to the Acquisition is set forth in the table below.
Pro Forma Discounted Cash Flow Analysis

	Summary of Pro Forma Discounted Cash Flow Analysis Equity Value Per Share
	Low	High
	($ per share)
atai Stand-Alone Discounted Cash Flow Value	$1.91	$2.99
Pro Forma Combined Group Discounted Cash Flow Value
Non-synergized	$2.24	$3.32
% Increase / (Decrease) Relative to atai Stand-Alone Discounted Cash Flow Value	17%	11%
Synergized	$2.55	$3.73
% Increase / (Decrease) Relative to atai Stand-Alone Discounted Cash Flow Value	33%	25%

Other Considerations
Except as described in the summary above, atai did not provide specific instructions to, or place any limitations on, Guggenheim Securities with respect to the procedures to be followed or factors to be considered in performing its financial analyses or providing its opinion. The type and amount of consideration payable in the Acquisition were determined through negotiations between atai and Beckley Psytech and were approved by atai’s supervisory board. The decision to enter into the Share Purchase Agreement was solely that of atai’s supervisory board. Guggenheim Securities’ opinion was just one of the many factors taken into consideration by atai’s supervisory board. Consequently, Guggenheim Securities’ financial analyses should not be viewed as determinative of the decision of atai’s supervisory board with respect to the fairness, from a financial point of view, to atai of the Consideration Shares pursuant to the Acquisition.
Pursuant to the terms of Guggenheim Securities’ engagement, atai has agreed to pay Guggenheim Securities an estimated cash transaction fee of approximately $3.75 million, which is payable upon consummation of the Acquisition. In connection with Guggenheim Securities’ engagement, atai has previously paid Guggenheim Securities a cash milestone fee of $0.5 million that became payable upon the rendering of Guggenheim Securities’ opinion, which will be credited against the foregoing cash transaction fee. In addition, atai has agreed to reimburse Guggenheim Securities for certain expenses and to indemnify Guggenheim Securities against certain liabilities arising out of its engagement. In addition, in June 2025, Guggenheim Securities acted as lead placement agent in the June PIPE Financing, for which atai has previously paid Guggenheim Securities a customary fee. In addition, in July 2025, Guggenheim Securities acted as a joint-lead placement agent in the July PIPE financing, for which atai has agreed to pay Guggenheim Securities a customary fee.
Aside from its current engagement by atai (including the PIPE Financings mentioned herein), Guggenheim Securities has not been previously engaged during the past two years by atai, nor has Guggenheim Securities been previously engaged during the past two years by Beckley Psytech, to provide any financial advisory or investment banking services for which Guggenheim Securities received fees. Guggenheim Securities may in the future seek to provide atai and Beckley Psytech or their respective affiliates with financial advisory and investment banking services unrelated to the Acquisition, for which services Guggenheim Securities would expect to receive compensation.
Guggenheim Securities and its affiliates and related entities engage in a wide range of financial services activities for its and their own accounts and the accounts of customers, including but not limited to: asset, investment and wealth management; insurance services; investment banking, corporate finance, mergers and acquisitions and restructuring; merchant banking; fixed income and equity sales, trading and research; and derivatives, foreign exchange and futures. In the ordinary course of these activities, Guggenheim Securities and its affiliates and related entities may (i) provide such financial services to atai, Beckley Psytech, other participants in the Acquisition or their respective affiliates, for which services Guggenheim Securities and its affiliates and related entities may have received, and may in the future receive, compensation and (ii) directly and indirectly hold long and short positions, trade and otherwise conduct such activities in or with respect to loans, debt and equity securities and derivative

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products of or relating to atai, Beckley Psytech, other participants in the Acquisition or their respective affiliates. Furthermore, Guggenheim Securities and its affiliates and related entities and its or their respective directors, officers, employees, consultants and agents may have investments in atai, Beckley Psytech and other participants in the Acquisition or their respective affiliates.
Consistent with applicable legal and regulatory guidelines, Guggenheim Securities has adopted certain policies and procedures to establish and maintain the independence of its research departments and personnel. As a result, Guggenheim Securities’ research analysts may hold views, make statements or investment recommendations and publish research reports with respect to atai, Beckley Psytech, other participants in the Acquisition and their respective affiliates or the Acquisition that differ from the views of Guggenheim Securities’ investment banking personnel.
Unaudited Prospective Financial Information
atai does not, as a matter of course, make public projections as to future financial performance, due to, among other reasons, the uncertainty, unpredictability and subjectivity of the underlying assumptions and estimates and the inherent difficulty of predicting financial performance for future periods for a clinical-stage biopharmaceutical company. In connection with the Board’s evaluation of the Acquisition, as described further in the section captioned “The Acquisition—Background of the Acquisition” beginning on page 46 of this proxy statement/prospectus, atai’s management prepared and reviewed with the Board certain unaudited prospective financial information regarding atai’s future operations for the fiscal period second half 2025 (“2H 2025”) and fiscal years 2026 through 2045, as prepared and used as described below (referred to as the “atai Unaudited Prospective Financial Information”). In addition, atai’s management prepared and provided to the Board in connection with its evaluation of the Acquisition, certain nonpublic, internal financial projections regarding Beckley Psytech’s projected future operations from 2H 2025 through 2045 for purposes of evaluating Beckley Psytech and the Acquisition (the “Beckley Psytech Unaudited Prospective Financial Information,” and together with the atai Unaudited Prospective Financial Information, the “Unaudited Prospective Financial Information”).
The Unaudited Prospective Financial Information was prepared for internal use only and not for public disclosure and was provided to the Board for the purposes of considering, analyzing and evaluating the Acquisition. The Unaudited Prospective Financial Information was also provided to, approved by atai for use by, and relied upon by, Guggenheim Securities, atai’s financial advisor, for use in connection with rendering the fairness opinion in connection with the Acquisition and performing its related financial analyses (as described in more detail in the section captioned “The Acquisition—Opinion of Guggenheim Securities” beginning on page 58 of this proxy statement/prospectus), and were the only financial projections with respect to the Company used by Guggenheim Securities in performing such financial analysis. The Unaudited Prospective Financial Information was not provided to Beckley Psytech. The Unaudited Prospective Financial Information includes estimates of atai’s and Beckley Psytech’s financial performance on a risk-adjusted basis. With atai’s consent and at atai’s direction, Guggenheim Securities assumed that the Unaudited Prospective Financial Information was reasonably prepared on bases reflecting the best then-available estimates and judgments of atai management as to its future financial performance and Beckley Psytech’s future financial performance, and relied on atai’s assessments as to the prospects of, and risks associated with, each of atai’s and Beckley Psytech’s product candidates.
The Unaudited Prospective Financial Information was developed based on atai’s management’s knowledge of and assumptions with respect to atai’s and Beckley Psytech’s businesses, including with respect to the development and potential commercialization of each of atai’s and Beckley Psytech’s pipeline drug candidates.
The Unaudited Prospective Financial Information was not prepared with a view toward public disclosure or complying with GAAP. In addition, the Unaudited Prospective Financial Information was not prepared with a view toward complying with the guidelines established by the SEC or the American Institute of Certified Public Accountants with respect to prospective financial information. Neither the Company's independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.
The Unaudited Prospective Financial Information included in this document has been prepared by, and is the responsibility of atai’s management. PricewaterhouseCoopers LLP has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying Unaudited Prospective Financial Information

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and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report included in this proxy statement/prospectus relates to Beckley Psytech Limited’s previously issued financial statements. It does not extend to the Unaudited Prospective Financial Information and should not be read to do so.
Because the Unaudited Prospective Financial Information reflects estimates and judgments, it is susceptible to sensitivities and assumptions, as well as multiple interpretations based on actual experience and business developments. The Unaudited Prospective Financial Information also covers multiple years, and such information by its nature becomes less predictive with each succeeding year. The Unaudited Prospective Financial Information is not, and should not be considered to be, a guarantee of future operating results. Further, the Unaudited Prospective Financial Information is not fact and should not be relied upon as being necessarily indicative of future results.
Although the Unaudited Prospective Financial Information is presented with numerical specificity, it reflects numerous assumptions and estimates as to future events. The Unaudited Prospective Financial Information will be affected by, among other factors, atai’s and Beckley Psytech’s ability to achieve their respective goals for the development, regulatory approval and commercialization of their product candidates, including on the timelines assumed for purposes of the Unaudited Prospective Financial Information. The Unaudited Prospective Financial Information reflects assumptions and uncertainties that are subject to change. Important factors that may affect actual results and cause the Unaudited Prospective Financial Information not to be achieved are described in various risk factors described in the section entitled “Cautionary Note Regarding Forward-Looking Statements” beginning on page 22 of this proxy statement/prospectus, and in atai’s other filings with the SEC, including those listed under the section entitled “Where You Can Find More Information” beginning on page 214 of this proxy statement/prospectus. All of these factors are difficult to predict, and many of them are outside of atai’s or Beckley Psytech’s control. As a result, there can be no assurance that the Unaudited Prospective Financial Information will be realized, and actual results may be materially better or worse than those contained in the Unaudited Prospective Financial Information, whether or not the Acquisition is consummated. The Unaudited Prospective Financial Information also reflects assumptions as to certain business decisions that are subject to change. The Unaudited Prospective Financial Information may differ from publicized analyst estimates and forecasts and does not consider any events or circumstances after the date that it was prepared, including the announcement of the entry into the Share Purchase Agreement. The Unaudited Prospective Financial Information has not been updated or revised to reflect information or results after the date it was prepared or as of the date of this proxy statement/prospectus. Except to the extent required by applicable federal securities laws, atai does not intend to update or otherwise revise the Unaudited Prospective Financial Information to reflect circumstances existing after the date that such information was prepared or to reflect the occurrence of future events. atai has or may report results of operations for periods included in the Unaudited Prospective Financial Information that were or will be completed following the preparation of the Unaudited Prospective Financial Information. Shareholders and investors are urged to refer to atai’s periodic filings with the SEC for information on atai’s actual historical results.
Certain of the financial measures, such as the unlevered free cash flow, included in the Unaudited Prospective Financial Information are “non-GAAP financial measures.” These are financial performance measures that are not calculated in accordance with GAAP. These non-GAAP financial measures should not be viewed as a substitute for GAAP financial measures, and may be different from non-GAAP financial measures used by other companies. Furthermore, there are limitations inherent in non-GAAP financial measures because they exclude charges and credits that are required to be included in a GAAP presentation. In certain circumstances, including those applicable to the Unaudited Prospective Financial Information, financial measures included in forecasts provided to a financial advisor and a board of directors in connection with a business combination transaction are excluded from the definition of “non-GAAP financial measures” under applicable SEC rules and regulations. As a result, the Unaudited Prospective Financial Information is not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures were not provided to or relied upon by the Board or Guggenheim Securities. Accordingly, no reconciliation of the financial measures included in the Unaudited Prospective Financial Information is provided in this proxy statement/prospectus.
The Unaudited Prospective Financial Information constitutes forward-looking statements. By including the Unaudited Prospective Financial Information in this proxy statement/prospectus, neither atai nor any of its affiliates, advisors, officers, directors, partners or representatives (including Guggenheim Securities) has made or makes any

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representation to any person regarding atai’s or Beckley Psytech’s ultimate performance as compared to the information contained in the Unaudited Prospective Financial Information. The inclusion of the Unaudited Prospective Financial Information should not be regarded as an indication that the Board, atai or any other person considered, or now considers, the Unaudited Prospective Financial Information to be predictive of actual future results. Further, the inclusion of the Unaudited Prospective Financial Information in this proxy statement/prospectus does not constitute an admission or representation by atai that the information presented is material. The Unaudited Prospective Financial Information is included in this proxy statement/prospectus solely to give atai’s shareholders access to the information that was provided to the Board and Guggenheim Securities.
atai Unaudited Prospective Financial Information
Various judgments and assumptions were made when preparing the atai Unaudited Prospective Financial Information, including, among others: costs associated with research and development and selling, general and administrative expenses from 2H 2025 through 2045; treatment of stock based compensation as a cash expense; certain capitalization assumptions; ending cash balances; no financings in 2025; future equity financing transactions and associated cost of equity financings; changes in working capital; timing of peak sales for anticipated product candidates; effective tax rate; utilization of net operating losses; certain royalties assumptions; and other relevant factors relating to atai’s long-term operating plan, as well as future economic, competitive and regulatory conditions and financial market conditions, all of which are highly uncertain, difficult or impossible to predict and many of which are beyond atai’s control.
The following table presents estimates of atai’s total revenue, operating profit and unlevered free cash flow, in each case, on a risk-adjusted basis and from 2H 2025 through 2045, as reflected in the atai Unaudited Prospective Financial Information, as approved by atai management.

	Projections ($ in millions, Unaudited)
	Fiscal Year Ending December 31,
	2H 2025	2026	2027	2028	2029	2030	2031	2032	2033	2034
Revenue	$—	$—	$—	$—	$—	$—	$0	$4	$21	$92
Operating Profit(1)	$(41)	$(43)	$(60)	$(63)	$(70)	$(59)	$(56)	$(76)	$(63)	$11
Unlevered Free Cash Flow(2)	$(42)	$(43)	$(59)	$(63)	$(69)	$(59)	$(56)	$(76)	$(64)	$6

	Fiscal Year Ending December 31,
	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045
Revenue	$289	$553	$745	$864	$923	$954	$953	$913	$685	$308	$153
Operating Profit(1)	$183	$423	$603	$714	$771	$801	$801	$768	$569	$244	$115
Unlevered Free Cash Flow(2)	$156	$375	$470	$525	$569	$592	$594	$570	$435	$191	$88

(1)
“Operating Profit” is calculated as revenue less cost of goods sold, less royalties owed and certain other business contributions / subtractions, less operating expenses, and includes the treatment of stock-based compensation as a cash expense. All numbers are on a probability-adjusted basis.

(2)
“Unlevered Free Cash Flow” is calculated as Operating Profit, less estimated income tax expenses (including the effect of net operating losses), less capital expenditures, plus depreciation and amortization and after giving effect to positive or negative changes in net working capital. All numbers are on a probability-adjusted basis.

Beckley Psytech Unaudited Prospective Financial Information
Various judgments and assumptions were made when preparing the Beckley Psytech Unaudited Prospective Financial Information, including, among others: a successful BPL-003 Phase 2b trial (results of such Phase 2b trial have now been made available, as previously reported by atai); no value, revenue or costs associated with product candidates being disposed of in connection with the Beckley Carve-Out; revenue associated with BPL-003, including timing for net peak sales, timing of the launch year, loss of exclusivity and certain other assumptions; costs associated with research and development and selling, general and administrative expenses from 2H 2025 through 2045; treatment of stock based compensation as a cash expense; certain capitalization assumptions; ending cash balances; dilutive and non-dilutive equity financing transactions and associated cost of equity financings; changes in working capital; effective tax rate; utilization of net operating losses; and other relevant factors, as well as future economic, competitive and regulatory conditions and financial market conditions, all of which are highly uncertain, difficult or impossible to predict and many of which are beyond atai’s control.

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The following table presents estimates of Beckley Psytech’s total revenue, operating profit and unlevered free cash flow, in each case, on a risk-adjusted basis and from 2H 2025 through 2045, as reflected in the Beckley Unaudited Prospective Financial Information, as approved by atai management.

	Projections ($ in millions, Unaudited)
	Fiscal Year Ending December 31,
	2H 2025	2026	2027	2028	2029	2030	2031	2032	2033	2034
Revenue	$—	$—	$—	$—	$—	$—	$—	$9	$53	$243
Operating Profit(1)	$(17)	$(55)	$(77)	$(78)	$(80)	$(60)	$(81)	$(91)	$(52)	$132
Unlevered Free Cash Flow(2)	$(17)	$(55)	$(77)	$(78)	$(80)	$(60)	$(81)	$(92)	$(55)	$110

	Fiscal Year Ending December 31,
	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045
Revenue	$657	$1,031	$1,210	$1,286	$1,336	$1,381	$1,424	$1,420	$1,011	$319	$38
Operating Profit(1)	$525	$873	$1,038	$1,107	$1,152	$1,193	$1,232	$1,227	$852	$229	$20
Unlevered Free Cash Flow(2)	$460	$653	$764	$817	$851	$881	$910	$910	$656	$190	$20

(1)
“Operating Profit” is calculated as revenue less cost of goods sold, less operating expenses, and includes the treatment of stock-based compensation as a cash expense. All numbers are on a probability-adjusted basis.

(2)
“Unlevered Free Cash Flow” is calculated as Operating Profit, less estimated income tax expenses (including the effect of net operating losses), and after giving effect to positive or negative changes in working capital. All numbers are on a probability-adjusted basis.

Certain Estimated Synergies
In connection with the preparation of the Unaudited Prospective Financial Information, atai’s management prepared estimates of certain synergies in connection with the proposed Acquisition. atai’s estimated synergies for the Combined Group include approximately $2 million of probability-adjusted operational synergies in the second half of 2025 peaking at approximately $13 million of probability-adjusted operational synergies in 2032, in each case, on a pro forma basis and assuming the successful completion of the Acquisition.
The estimated synergies assumed that the expected benefits of the Acquisition would be realized, including that no restrictions, terms or other conditions would be imposed in connection with the Closing. See “—atai Unaudited Prospective Financial Information” and “—Beckley Psytech Unaudited Prospective Financial Information” for further information regarding the uncertainties underlying the estimated synergies, as well as under “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” for further information regarding the uncertainties and factors associated with realizing the synergies in connection with the Acquisition.
Interests of atai’s Directors and Executive Officers in the Acquisition
Other than continuing roles as directors or executive officers of atai, the members of the Board and atai executive officers do not have any interests in the Acquisition that may be different from, or in addition to, the interests of atai shareholders generally.
However, on June 2, 2025, atai granted to Mr. Angermayer in further consideration of his continued service as a consultant and other valuable consideration (i) an option to purchase 337,686 Ordinary Shares that will vest with respect to 131,698 shares subject to the option based on atai’s standard four year vesting schedule and with respect to 205,988 shares subject to the option based on atai achieving asset value goals by December 31, 2026 and continued service, and (ii) an option to purchase 292,500 shares that will vest based on the Company achieving asset value goals by December 31, 2026 and continued service. In addition, the options are subject to Mr. Angermayer entering into an amended consultancy agreement that provides for compliance with atai’s code of conduct, compliance program and the voting agreement entered by Apeiron, his affiliated entity. As discussed in the sections entitled “Background of the Acquisition,” “Certain Agreements Relating to the Acquisition” and “Certain Relationships and Related Party Transactions,” Apeiron also entered into a Shareholders Rights Agreement, pursuant to which Apeiron has the right to select a number of director designees to the Board upon the continued satisfaction of certain ownership thresholds, as well as a Registration Rights Agreement, pursuant to which Apeiron is entitled to certain resale shelf registration rights and demand rights.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
Accounting and Tax Treatment of the Acquisition
Accounting Treatment of the Acquisition
The Acquisition is expected to be accounted for using the asset acquisition method in accordance with GAAP because substantially all of the fair value is concentrated in an IPR&D asset, an intangible asset. Under this method of accounting, no goodwill will be recognized. In addition, upon Closing, the equity at risk for Beckley Psytech is not considered sufficient for Beckley Psytech to finance its activities without additional subordinated financial support. As a result, Beckley Psytech will be considered a VIE at the Closing, and the primary beneficiary of Beckley Psytech will be treated as the accounting acquirer. Upon the consummation of the Acquisition, atai will own 100% of Beckley Psytech and will retain the obligation to absorb the losses and/or receive the benefits of Beckley Psytech that could potentially be significant to Beckley Psytech. As such, atai will be considered the primary beneficiary of Beckley Psytech upon the Closing and therefore, the accounting acquirer.
Cash, working capital and other nominal assets and liabilities of Beckley Psytech will be accounted for at their fair values. The remaining fair value of consideration transferred will be allocated to the IPR&D, based on the fair value as determined by a third-party valuation specialist. Since there will be no goodwill recognized, a gain or loss will be recorded for the difference between the sum of (i) the value of any consideration paid and (ii) the carrying amount of atai’s previously held interest in Series C Shares and warrants for its Series C Shares, and the net amount of identifiable assets and liabilities recognized and measured. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” for more information regarding the expected accounting treatment of the Acquisition.
Summary of the Tax Considerations of the Acquisition
Although the Acquisition is not anticipated to give rise to adverse tax implications for atai shareholders, the determination of tax impacts may be complex and will vary based on each shareholder’s unique situation. atai shareholders are urged to consult with, and rely solely upon, their own tax advisors concerning the tax consequences of the Acquisition in light of their particular circumstances.
Material Dutch Tax Considerations
The Acquisition is not expected to give rise to material corporate-level Dutch income tax for atai.
Material UK Tax Considerations
The Acquisition is not expected to give rise to material corporate-level UK income tax for atai.
Regulatory Matters
Neither atai nor Beckley Psytech is required to make any filings or to obtain approvals or clearances from any antitrust regulatory authorities in the United States or other countries to consummate the Acquisition. In the United States, atai must comply with applicable federal and state securities laws and the Nasdaq Rules in connection with the issuance of shares of atai in the Acquisition, including the filing with the SEC of this proxy statement/prospectus.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
THE SHARE PURCHASE AGREEMENT
The following description sets forth the principal terms of the Share Purchase Agreement, which is attached as Annex A and incorporated by reference into this proxy statement/prospectus. The rights and obligations of the parties are governed by the express terms and conditions of the Share Purchase Agreement and not by this description, which is summary by nature. This description does not purport to be complete and is qualified in its entirety by reference to the complete text of the Share Purchase Agreement and may not provide all of the information about the Share Purchase Agreement that might be important to you. You are encouraged to read the Share Purchase Agreement carefully and in its entirety, as well as this proxy statement/prospectus, before making any decisions regarding any of the proposals described in this proxy statement/prospectus. This section is only intended to provide you with information regarding the terms of the Share Purchase Agreement. atai does not intend that the Share Purchase Agreement serve as a source of business or operational information about atai or Beckley Psytech or any of their respective subsidiaries or affiliates. Accordingly, the representations, warranties, covenants and other agreements in the Share Purchase Agreement should not be read alone, and you should read the information provided elsewhere in this proxy statement/prospectus and in the public reports of atai filed with the SEC, as described in “Where You Can Find More Information.”
Explanatory Note Regarding the Share Purchase Agreement
The Share Purchase Agreement and this summary of terms are included solely to provide you with information regarding the terms of the Share Purchase Agreement. Factual disclosures about atai and Beckley Psytech and their respective subsidiaries or affiliates contained in this proxy statement/prospectus or in the public reports of atai filed with the SEC may supplement, update or modify the factual disclosures about atai and Beckley Psytech and their respective subsidiaries or affiliates contained in the Share Purchase Agreement. The representations, warranties and covenants contained in the Share Purchase Agreement were made only for purposes of the Share Purchase Agreement, as of a specific date. In addition, these representations, warranties and covenants were made solely for the benefit of the parties to the Share Purchase Agreement and may be qualified and subject to important limitations agreed to by atai and Beckley Psytech in connection with negotiating the terms of the Share Purchase Agreement. In particular, in your review of the representations and warranties contained in the Share Purchase Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with a principal purpose of allocating risk between parties to the Share Purchase Agreement rather than the purpose of establishing these matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to shareholders and reports and documents filed with the SEC and, in some cases, were qualified by the matters contained in the confidential disclosures that atai and Beckley Psytech each delivered in connection with the Share Purchase Agreement, which disclosures were not included in the Share Purchase Agreement attached to this proxy statement/prospectus as Annex A. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement/prospectus, may have changed since the date of the Share Purchase Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this proxy statement/prospectus or in the public filings made by atai with the SEC.
Structure of the Acquisition
Upon satisfaction or waiver of the conditions to Closing in the Share Purchase Agreement, atai will acquire from the shareholders of Beckley Psytech, the entire issued share capital of Beckley Psytech not already owned by atai. Following Closing, Beckley Psytech will be a wholly-owned subsidiary of atai.
Seller Drag-Along
Beckley Psytech’s organizational documents contain drag-along provisions (the “Beckley Drag-Along”), the effect of which is that, if persons holding a majority of the Beckley Shares by number (excluding atai) wish to sell their shares to atai (the “Selling Shareholders”), such Selling Shareholders can compel each other holder of Beckley Shares to also sell and transfer all of their Beckley Shares to atai.
Selling Shareholders representing 50.79% of the Beckley Shares entered into the Share Purchase Agreement on June 2, 2025, thereby allowing the exercise by Beckley Psytech and the Selling Shareholders of the Beckley Drag-Along to require the transfer of all of the Beckley Shares to atai.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
Following the execution of the Share Purchase Agreement, the Selling Shareholders will deliver a drag-along notice to Beckley Psytech, providing a copy to each Called Shareholder, along with the following form documents: (i) a deed of adherence to the Share Purchase Agreement, (ii) stock transfer form(s) to transfer all of the Beckley Shares held by such Called Shareholder to atai and (iii) a lost share certificate indemnity in respect of any missing share certificates in respect of Beckley Shares held by such Called Shareholder. Each Called Shareholder must deliver executed versions of these documents to Beckley Psytech within three Business Days following the date of such drag-along notice, otherwise the Selling Shareholders shall procure that Beckley Psytech executes the relevant documents as agent of any such defaulting Called Shareholder.
Notwithstanding the Beckley Drag-Along provisions described above, any holder of Beckley Shares is also permitted under the Share Purchase Agreement to sign and deliver a deed of adherence to the Share Purchase Agreement at any time prior to Closing.
Closing
Closing shall take place electronically by way of exchange of signature pages by email or other electronic transmission (or at any other place as agreed in writing by the Seller Representative and atai) on the Business Day immediately following the day on which the last of the conditions to Closing set forth in the Share Purchase Agreement has been satisfied or waived, or on any other date agreed in writing by the Seller Representative and atai.
As soon as practicable after Closing, atai shall bear and promptly pay any stamp duty in respect of the transfer of Beckley Shares under the Share Purchase Agreement to HMRC. Following HMRC’s confirmation that stamp duty has been paid, Beckley Psytech shall update its register of members to reflect the transfer of the Beckley Shares to atai, the effect of which will be that the legal title to the Beckley Shares will transfer to atai. Within two months of Beckley Psytech’s register of members being updated, Beckley Psytech shall issue a share certificate to atai in respect of the Beckley Shares acquired from the Sellers under the Share Purchase Agreement.
During the period of time from Closing until such time that Beckley Psytech’s register of members is updated to reflect the transfer of the Beckley Shares from the Sellers to atai as registered holder, the Share Purchase Agreement provides that atai is irrevocably appointed as the lawful attorney of each Seller to exercise all rights in relation to the Beckley Shares as atai in its absolute discretion sees fit. Until such time as the register of members is updated (at which such time the power of attorney described in the immediately foregoing sentence will no longer remain in force), each Seller undertakes to atai (subject to a carve-out for actions taken by such Seller that would breach any applicable law): (i) not to exercise any rights which attach to the relevant Beckley Shares without atai’s prior written consent, (ii) to hold on trust for atai all dividends and other distributions of profits or assets received by such Seller in respect of the relevant Beckley Shares and to promptly notify atai as attorney of anything received by such Seller in its capacity as registered holder of the relevant Beckley Shares, (iii) act promptly in accordance with atai’s instructions in relation to any rights exercisable or anything received by it in its capacity as registered holder of the relevant Beckley Shares, and (iv) to ratify whatever atai may do as attorney in its name or on its behalf in exercising the powers contained in the power of attorney granted by such Seller to atai.
Effect of the Acquisition; Exchange
At Closing, beneficial title to the Beckley Shares shall transfer to atai, following which (subject to receipt of confirmation from HMRC that stamp duty has been paid and Beckley Psytech updating its register of members), Beckley Psytech will become a wholly-owned subsidiary of atai.
Delivery of Consideration
Within five Business Days of Closing, atai will issue the Consideration Shares to the Sellers and if applicable, to the Beckley Optionholders (as adjusted, depending on the extent to which atai elects to issue Consideration Shares or Replacement Awards to Beckley Optionholders in exchange for their Beckley Options, more detail regarding which is provided in the section titled “—Treatment of Outstanding Beckley Options in the Acquisition” below).
The Consideration Shares will be allocated amongst the Sellers and, to the extent atai so elects, to the Beckley Optionholders, based on the Buyer Share Price and in accordance with their respective proportions of the Consideration Shares based upon (i) their shareholdings of Beckley Shares or (ii) holdings of vested and in the money Beckley Options (as applicable). The Share Purchase Agreement provides that atai shall not be concerned with, or have any liability whatsoever, with respect to the relevant calculations or the allocation of the Consideration Shares amongst the Sellers and/or Beckley Optionholders (as applicable).

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
At least five Business Days prior to the date of the Extraordinary General Meeting (or such later date as may be agreed in writing between the Seller Representative and atai), the Seller Representative shall deliver to atai and each Seller a schedule setting out, amongst other things, (i) the calculations required to determine the number of Consideration Shares and/or Replacement Awards that may (at atai’s election) be issued to Beckley Optionholders who hold vested and in the money Beckley Options and (ii) details of all vested and in the money Beckley Options and unvested and underwater Beckley Options.
Leakage
The Share Purchase Agreement contains leakage provisions designed to prevent the transfer of value out of the Beckley Group prior to Closing. Prior to Closing, each Seller severally undertakes to atai that, if any leakage (other than certain items of pre-agreed permitted leakage) occurs, then, subject to Closing occurring, the Sellers shall pay to atai on demand an amount in cash equal to their respective proportions of the aggregate amount of such leakage, minus (i) the amount by which a cash tax liability for which Beckley Psytech or its subsidiaries would otherwise have been accountable or liable to be assessed (in respect of the accounting period in which the relevant Leakage occurs or the next subsequent accounting period) is or will be reduced (or extinguished) as a result of the utilisation of any relief arising in respect of any matter giving rise to the relevant Leakage or (ii) the amount of any cash refund in respect of tax received or which will be received by a member of the Beckley Group from a tax authority in respect of the accounting period in which the relevant Leakage occurs or the subsequent accounting period as a result of any matter giving rise to the relevant Leakage (in each case of clauses (i) and (ii), determining whether a cash tax liability would have arisen or, as the case may be, a cash refund of tax would have been received after taking into account all other reliefs available to the Beckley Group (or which would have been available, or could have been made available, but for the relevant leakage or relevant relief)).
Leakage means any of the following by any member of the Beckley Group (to the extent it does not constitute permitted leakage):
•	the declaration, making or payment of any dividend or other distribution (whether in cash or kind) in favor of any Seller or any affiliate of any Seller;
•
any payment (whether in cash or in kind) in respect of a distribution, repurchase, repayment, redemption or return (whether in part or in full, and whether in respect of principal or interest) of any share capital or loan capital of a member of the Beckley Group held by any Seller or any affiliate of any Seller;

•
the payment of any sum (whether in cash or in kind) to, or entering into any transaction with any Seller or any affiliate or connected person of any Seller, other than any payments or transactions made or entered into on arms’ length terms;

•	the payment of any transaction bonus in connection with the Acquisition;
•	the payment of any costs or expenses incurred in relation to the Acquisition or the Beckley Carve-Out in excess of $2,000,000 in aggregate;
•
the sale, transfer, surrender or disposal of any asset to any Seller or any affiliate of any Seller or purchase of any asset from any Seller or any affiliate of any Seller unless it is at a fair market value;

•	the amount of any gift or other gratuitous payment made to any Seller or any affiliate of any Seller;
•	the forgiveness, release or waiver of any right, debt or claim outstanding against any Seller or any affiliate of any Seller;
•
the value of any guarantee or indemnity entered into by any member of the Beckley Group relating to an obligation of any Seller or any affiliate of any Seller, or any payment in connection with such a guarantee or indemnity (but excluding any indemnities given by any member of the Beckley Group to professional advisers in engagement letters relating to the Acquisition);

•
the making of or entering into of any legally binding (as determined to be liable by a court of competent jurisdiction and where the relevant member of the Beckley Group has no right of appeal or is debarred by passage of time or otherwise from making an appeal) agreement or arrangement relating to any of the foregoing matters or the announcement of any intention to do any of the foregoing matters; or

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
•
any employer’s national insurance contributions (or equivalent), apprenticeship levy (or equivalent) arising from the cancellation of any vested and in the money Beckley Options or the issue of Consideration Shares to Beckley Optionholders at Closing; and

•	the payment or incurrence of any tax (including any tax that would have been payable but for the availability of a tax relief) as a consequence of the foregoing.
Permitted leakage means any of the following by or for the benefit of any member of the Beckley Group:
•
payments made or agreements to make a payment in respect of salaries, pension contributions, performance or other bonuses or other reimbursements, benefits, fees or expenses due to directors, employees, officers or consultants of any member of the Beckley Group in the ordinary course consistent with past practice and not arising in connection with the Acquisition (including any taxes payable thereon);

•	any payment made or actions undertaken in arm’s length trading in the ordinary course of business with any Seller or an affiliate of any Seller (including any value added taxes payable thereon);
•	payments made or costs incurred or actions undertaken at the written request of or with the prior written consent of atai and expressly acknowledged by atai as constituting permitted leakage;
•	payments required under the Share Purchase Agreement or documents entered into pursuant to the Share Purchase Agreement (included any taxes paid in connection therewith);
•	any leakage that has been refunded or reimbursed (including any tax thereon) to a member of the Beckley Group without any cost of liability to any member of the Beckley Group; and
•	the payment of any costs or expenses incurred in relation to the Acquisition or the Beckley Carve-Out (in aggregate) up to $2,000,000.
Treatment of Outstanding Beckley Options in the Acquisition
As of the date of the Share Purchase Agreement, the Beckley Optionholders hold Beckley Options. The Share Purchase Agreement provides that, prior to Closing, each Beckley Optionholder will become a party to the Share Purchase Agreement by signing a deed of adherence.
Beckley Optionholders shall surrender all rights under the Beckley Options, and all Beckley Options shall be cancelled prior to Closing, in exchange for Consideration Shares or Replacement Awards of equivalent value in atai (see details set out below). The treatment of each Beckley Option shall be determined following the delivery, on the date that is five Business Days prior to the Extraordinary General Meeting, by the Seller Representative (or such later date as may be agreed in writing between the Seller Representative and atai) to atai of a schedule including details as to which of the Beckley Options are deemed to be (i) “vested and in the money”, being those Beckley Options that (x) have fully vested; and (y) have an exercise price per option that is lower than the value of each Consideration Share being issued based on the Buyer Share Price, and (ii) “unvested and underwater”, being those Beckley Options that are (x) unvested and/or (y) have an exercise price per option that is higher than the value of each Consideration Share being issued based on the Buyer Share Price.
The Share Purchase Agreement provides that, if the Seller Representative or atai wishes to amend the approach to Beckley Optionholders prior to Closing with a view to achieving a more favorable tax treatment for Beckley Optionholders and/or Beckley Psytech, the other parties to the Share Purchase Agreement will use all reasonable endeavors to facilitate such amendment and such amendment shall be valid and binding on all parties if executed in writing by and on behalf of the Seller Representative and atai.
Vested and in the money Beckley Options
The Share Purchase Agreement provides that atai has the right to determine, in respect of each holder of Beckley Options, the treatment of such Beckley Options that are vested and in the money prior to Closing. In its sole discretion (but acting reasonably and in the best interests of the Combined Group from Closing), atai can determine that any vested and in the money Beckley Options are surrendered and cancelled in exchange for either (i) Consideration Shares or (ii) equivalent replacement awards in atai (the “Replacement Awards”), or (iii) a combination of (i) and (ii). Further detail regarding these two alternatives is provided below.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
The number of Consideration Shares issued to the Sellers and, if applicable, the holders of Beckley Options shall be reduced by (i) in the case of an exchange of any Beckley Options for Consideration Shares, a number of Consideration Shares equal in value based on the Buyer Share Price to (x) the aggregate exercise price of the vested and in the money Beckley Options and (y) the income tax and employee social security payments due on the cancellation of such Beckley Options and (ii) in the case of the grant of Replacement Awards in exchange for any Beckley Options, the number of Ordinary Shares, subject to the Replacement Awards.
Consideration Shares
If atai elects to issue Consideration Shares to Beckley Optionholders who hold vested and in the money Beckley Options, atai shall settle the applicable amount of income tax and employee social security payments (as applicable in the jurisdiction of the Beckley Optionholder) on behalf of the Beckley Optionholder, and the number of Consideration Shares issued to such Beckley Optionholder shall be reduced by such number of Consideration Shares that reflects the amount of tax settled on their behalf as described in the paragraph above.
Replacement Awards
If atai elects to grant Replacement Awards to Beckley Optionholders who hold vested and in the money Beckley Options, such awards shall be granted to the relevant Beckley Optionholders within five Business Days of Closing. Any Replacement Awards shall be subject to the same lock-up provisions as are applicable to the Consideration Shares (as described in the section titled “—Lock-up Covenants” below).
Unvested and underwater Beckley Options
As soon as reasonably practicable, and in any event within three months following Closing, atai will procure that all unvested and underwater Beckley Options are replaced with an award of equivalent value over Ordinary Shares under atai’s incentive plan.
Calculations relating to the treatment of Beckley Options
In addition to the schedule setting out the calculations regarding the allocation of the Consideration Shares described in the section above titled “—Closing—Delivery of Consideration”, the Seller Representative shall, at least three Business Days prior to Closing, deliver to atai, each Seller and Beckley Optionholder, a schedule setting out the relevant calculations in respect of the treatment of the Beckley Options, including the corresponding number of Consideration Shares and/or Replacement Awards (as applicable) to be issued to each Beckley Optionholder holding vested and in the money Beckley Options.
Warranties
The Share Purchase Agreement contains customary warranties made by atai to the Sellers, by the Beckley Founders to atai, and by the Sellers to atai. Certain of the warranties in the Share Purchase Agreement are subject to materiality or “material adverse effect” qualifications (that is, they will not be deemed to be inaccurate or incorrect unless their failure to be true or correct is material or would, individually or in the aggregate, be reasonably expected to have a “material adverse effect” on the party making such representation or warranty). In addition, certain of the warranties in the Share Purchase Agreement are subject to knowledge qualifications, which means that those representations and warranties would not be deemed untrue, inaccurate or incorrect as a result of matters of which certain officers of the party giving the warranty did not have actual knowledge. Furthermore, each of the warranties is subject to the qualifications set forth on the disclosure letter delivered to atai by the Beckley Founders to atai on the date of the Share Purchase Agreement, in the case of warranties made by the Founders, as well as the reports of atai filed with or furnished to the SEC prior to the date of the Share Purchase Agreement, in respect of the warranties made by atai to the Sellers.
The warranties were given on the date of the Share Purchase Agreement and the warranties given by the Sellers and the Beckley Founders shall be repeated immediately prior to Closing. The warranties given by the Beckley Founders immediately prior to Closing shall be subject to the qualifications set forth on any further disclosure letter to be delivered by the Beckley Founders to atai on or prior to the date that is ten Business Days’ prior to the Extraordinary General Meeting.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
In the Share Purchase Agreement, the Sellers have given warranties to atai regarding:
•	organization, due incorporation and authorization of the Sellers;
•	if such Seller is an individual, its status as a sophisticated individual and that such Seller is entering into the Share Purchase Agreement on the basis of its own analysis and decision;
•	authority and power with respect to the execution and performance of the Share Purchase Agreement and any other documents to be entered into pursuant to the Share Purchase Agreement;
•	the Share Purchase Agreement and other and any other documents to be entered into pursuant to the Share Purchase Agreement constituting binding obligations on such Seller;
•
the absence of violations of, or conflicts with, organizational documents, applicable law and certain contracts (assuming certain consents are obtained) as a result of the execution, delivery and performance of the Share Purchase Agreement and the consummation of the Acquisition;

•	governmental authorization; and
•	ownership of equity interests.
In the Share Purchase Agreement, the Beckley Founders have given warranties to atai regarding:
•	capital structure and subsidiaries;
•	accredited investor status of the Sellers;
•	organization and due incorporation of the entities in the Beckley Group;
•	constitutional and corporate documents;
•	insolvency matters;
•	the absence of undisclosed material liabilities;
•	agreements and capital commitments;
•	Beckley Psytech’s business plan;
•	title to assets and title to properties (including real property) matters;
•	borrowings and facilities;
•	financial statements;
•	the absence of certain material changes and effects since March 31, 2025;
•	related party transactions;
•	intellectual property matters;
•	matters related to employee benefit plans, and labor and employment;
•	data protection;
•	records and registers;
•	real estate;
•	insurance matters;
•	the absence of certain legal proceedings, investigations or litigation;
•	prior shareholders’ agreements;
•	matters relating to the safety of clinical trials;
•	national security legislation;
•	sanctions matters;
•	compliance with bribery, anti-corruption laws and export controls;

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
•	material permits;
•	certain regulatory matters; and
•	tax matters.
In the Share Purchase Agreement, atai has given warranties to the Sellers regarding:
•	organization and due incorporation;
•	authority and power with respect to the execution, delivery and performance of the Share Purchase Agreement and any other documents to be entered into pursuant to the Share Purchase Agreement;
•
the absence of violations of, or conflicts with, organizational documents, applicable law and certain contracts as a result of the execution, delivery and performance of the Share Purchase Agreement and the consummation of the Acquisition;

•	governmental authorization, SEC and Nasdaq filings;
•	insolvency matters;
•	the issue of the Consideration Shares;
•	the absence of certain material changes and effects since December 31, 2024;
•	capital structure;
•	the absence of undisclosed material capital commitments;
•	material permits;
•	compliance with applicable laws; and
•	the absence of certain legal proceedings, investigations or litigation.
Limitations on the Sellers’ and Beckley Founders’ Liability
Subject to customary carve-outs for claims which are the consequence of fraud, dishonesty, willful concealment or willful misrepresentation by or on behalf of the Sellers, the maximum aggregate liability of each Seller to atai for breach of the warranties given to atai by such Seller is capped at 100% of the consideration actually received by such Seller pursuant to the Share Purchase Agreement.
Subject to customary carve-outs for claims which are the consequence of fraud, dishonesty, willful concealment or willful misrepresentation by or on behalf of the Beckley Founders, the maximum aggregate liability of each Founder to atai: (i) for breach of certain of the business and tax warranties given to atai by such Founder, is capped at 10% of the consideration actually received by such Founder, and (ii) for breach of certain fundamental warranties given to atai by such Founder, is capped at 100% of the consideration actually received by such Founder.
The liability of the Sellers and Beckley Founders to atai for a breach of warranties is subject to (i) a de minimis threshold such that no Seller or Founder shall be liable in respect of any single claim or any series of claims which arise from the same or substantially the same facts, matters, circumstances or events unless the amount of the liability pursuant to such claim or series of claims would exceed $50,000, and (ii) certain time limits for claims, whereby atai must give notice in writing:
•	of any claim by atai against a Seller for breach of a Seller warranty, within two years of Closing; and
•	of any claim by atai against a Founder:
○	for breach of a fundamental warranty, within seven years of Closing;
○	for breach of a business warranty relating to clinical safety or compliance matters, within 18 months of Closing; and
○	for breach of a business warranty (not including fundamental warranties or those warranties relating to clinical safety or compliance matters) or breach of a tax warranty, prior to Closing.
The liability of the Sellers and the Beckley Founders to atai under the Share Purchase Agreement for breach of warranty claims is subject to carve-outs for matters disclosed in the disclosure letter delivered on the date of the Share

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
Purchase Agreement or the completion disclosure letter to be delivered immediately prior to Closing and certain other customary carve-outs set forth in the Share Purchase Agreement.
Subject to any limitation under applicable law, the Sellers and the Beckley Founders are able to settle any claim for breach of warranty by transferring Consideration Shares to atai for no consideration. The number of Consideration Shares required to settle such claim is determined by dividing the amount of the claim by the higher of (i) the price per Consideration Share as at 4:00 p.m. Eastern Time on Nasdaq as reported by Bloomberg or another reputable source on the date of Closing, and (ii) the 20-day volume-weighted average price per share of the Ordinary Shares as at the date of the adjudication or settlement of the claim, in each case rounding down any fractional entitlement to the nearest whole Consideration Share. To the extent applicable law prevents the settlement of any claim by the foregoing transfer of Consideration Shares, the Sellers or Beckley Founders (as applicable) shall settle such claim (or the relevant part thereof) in cash.
Limitations on atai’s Liability
Subject to customary carve-outs for claims which are the consequence of fraud, dishonesty, willful concealment or willful misrepresentation by or on behalf of atai, the maximum aggregate liability of atai for a breach of the warranties given by atai to the Sellers is capped at the value of the aggregate consideration issued under the Share Purchase Agreement (e.g, the value of the Consideration Shares and/or, if applicable, the value of the Ordinary Shares underlying the Replacement Awards).
The liability of atai for any warranty claims made by the Sellers is subject to (i) a de minimis threshold such that atai shall not be liable in respect of any single claim or any series of claims which arise from the same or substantially the same facts, matters, circumstances or events unless the amount of the liability pursuant to such claim or series of claims would exceed $50,000, (ii) a basket threshold such that atai shall not be liable in respect of any single claim unless the aggregate amount of the liability of atai for all non-excluded claims would exceed $100,000, in which case atai shall be liable for the entire amount of such claim and not merely the excess, and (iii) certain time limits for claims, whereby the Seller Representative must give notice of any claim against atai:
•	for breach of a fundamental warranty, within two years of Closing;
•	for breach of a business warranty, prior to Closing.
The liability of atai to the Sellers under the Share Purchase Agreement for breach of warranty claims is subject to certain customary carve-outs.
Covenants
Conduct of Business Pending Closing
Beckley Psytech
Except as expressly permitted or required by the Share Purchase Agreement (including pursuant to the Beckley Carve-Out), as required by applicable law, or otherwise consented to by atai in writing, each Seller must, until the earlier of Closing and the termination of the Share Purchase Agreement (i) procure that no leakage in relation to the Beckley Group takes place, (ii) use all reasonable endeavors to procure that the services of the employees of the Beckley Group are retained so that their contracts of employment continue in force until Closing, and (iii) procure the Beckley Group does not:
•	make any payments other than routine payments in the ordinary course of business;
•	engage or employ or make any offer to employ any new persons other than to replace employees on substantially the same terms;
•
take any steps, directly or indirectly, to terminate the contract of employment of any employee, or induce or attempt to induce any employee to terminate their employment, other than for gross misconduct;

•
make any material changes (other than those required by applicable law) to the terms and conditions of employment or engagement (including the provision of any contractual or non-contractual benefits) of directors, officers, employees, consultants or advisers (including granting any new options or other entitlements under existing schemes or benefits);

•
institute, settle, engage, enter into or take any material decision or take any material action in any legal proceedings (including in relation any potential, threatened or pending legal proceedings) directed against

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any member of the Beckley Group in relation to matters involving any holder of Beckley Shares (save where such material decision or material action is urgently required in the best interest of Beckley Psytech (or any other member of the Beckley Group) in circumstances in which it is not reasonably practicable to obtain the prior written consent of atai, subject to the Seller Representative notifying atai of such decision or action as soon as is reasonably practicable thereafter);
•	incur any liability to tax other than in the ordinary course of its business;
•
change its jurisdiction of residence for tax purposes, become resident for tax purposes in any other jurisdiction, or establish a branch, permanent establishment or place of business outside its jurisdiction of residence for tax purposes;

•	make, change or revoke any material tax election, or file any tax return in a manner which is inconsistent with past practice;
•	settle or compromise any material tax claim or assessment by a tax authority or consent to any extension or waiver of the statute of limitations period applicable to any tax claim or assessment; or
•
enter into any tax consolidation (including for the avoidance of doubt a VAT group), tax allocation agreement, tax sharing agreement, or tax indemnity agreement, in each case with any entity other than another member of the Beckley Group;

(iv) procure that the Beckley Group carries on its business in all material respects in the ordinary and usual course and consistent with past practice and takes all reasonable steps to preserve and protect its assets and goodwill, including its existing relationships with customers and suppliers, (v) comply, and procure that Beckley Psytech complies, with the existing shareholders’ agreement relating to Beckley Psytech, and (vi) immediately upon becoming aware, notify atai in writing of any event or occurrence not in the ordinary course of business, any inaccuracy in any of the warranties given under the Share Purchase Agreement, or any breach of any obligations of Beckley Psytech under the Share Purchase Agreement.
atai
Until the earlier of Closing or the termination of the Share Purchase Agreement, atai shall use its reasonable endeavors to agree to the terms of an employment contract to be entered into between atai and Robert Conley on Closing, pursuant to which Robert Conley will be employed as chief research and development officer of atai from Closing onward.
Extraordinary General Meeting
The Share Purchase Agreement provides that atai shall convene and hold the Extraordinary General Meeting as promptly as is practicable. atai shall use reasonable efforts to solicit from its shareholders proxies or votes in favor of the Shareholder Approval. atai may adjourn, postpone, cancel or reconvene the Extraordinary General Meeting to the extent reasonably necessary (i) to ensure that any supplement or amendment to the materials for the Extraordinary General Meeting that atai reasonably determines is necessary to comply with applicable law is made available to its shareholders in advance of the Extraordinary General Meeting, or (ii) to solicit additional proxies or votes in favor of the Shareholder Approval in the event that (x) there are holders of an insufficient number of Ordinary Shares present or represented by a proxy at the Extraordinary General Meeting to constitute a quorum or (y) atai reasonably determines such additional time is necessary to obtain the Shareholder Approval. If the Extraordinary General Meeting is adjourned, postponed, cancelled or reconvened, atai shall resume or reconvene the Extraordinary General Meeting as soon as practicable following the date of the originally scheduled meeting but, in any event, no later than four Business Days prior to the Longstop Date.
Beckley Psytech Director Nominees
The Share Purchase Agreement provides that, subject to atai having obtained the Shareholder Approval, the following appointments shall be made to the Board for a term ending at the end of atai’s general meeting to be held in 2028, or such appointee’s earlier death, resignation or removal, as applicable (the “Initial Term”):
•
Cosmo Feilding-Mellen shall be nominated for appointment to the Board as a non-executive director with the honorary title of “Co-Founder and Strategy Director,” with the terms of such appointment including

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
(but not limited to) the right of Mr. Feilding-Mellen to oversee (in conjunction with the other members of the Board) the strategic review of the pipeline of the Combined Group and related prioritization, including the determination of the strategic direction (including human resource matters) of the Phase 2B clinical trial of BPL-003; and
•
Robert Hershberg shall be nominated for appointment to the Board as a non-executive director, subject to confirmation that he meets the requirements to be considered “independent” under the listing rules and corporate governance rules and regulations of Nasdaq. If not considered independent, then subject to atai’s prior written consent, the Seller Representative shall propose an alternative person for nomination to the Board.

The Share Purchase Agreement also provides that, (i) following the expiry of the Initial Term, as long as the Sellers continue to hold at least 10% of the issued and outstanding share capital of atai, Cosmo Feilding-Mellen shall have a one-time right to require the Board to nominate, for appointment by atai’s general meeting, an individual of his choosing (subject to approval from atai’s nominating committee, which shall not be unreasonably withheld) as a member of the Board, and (ii) if at any time during the Initial Term, the Board consists of more than seven members, the Seller Representative shall have the right to require the Board to nominate, for appointment by atai’s general meeting, such number of additional members of the Board, such that the Sellers have the power to nominate for appointment 2/7ths of the members of the Board (with any fractional entitlements being rounded to the nearest whole number).
Regulatory Approvals
No regulatory approvals are required in connection with the Acquisition, and the Closing is therefore not contingent upon the receipt of any regulatory approvals.
Beckley Carve-Out
The Share Purchase Agreement provides that, prior to Closing, the Sellers and atai shall use all reasonable endeavors to procure that the Beckley Carve-Out takes effect in accordance with the Beckley Carve-Out Steps Plan. The Beckley Carve-Out Steps Plan envisages that Eleusis and its subsidiaries will be carved-out of the Beckley Group by way of a dividend in specie of all of the issued shares in Eleusis such that the holders of Beckley Shares shall each receive a pro-rata equity holding in Eleusis. The Sellers shall use, and shall procure that Beckley Psytech uses all reasonable endeavors, to complete the Beckley Carve-Out in accordance with the Beckley Carve-Out Steps Plan and the Sellers shall keep atai regularly and reasonably informed of the progress of the Beckley Carve-Out and promptly notify atai of any material updates in relation to its completion. The Beckley Carve-Out is not a condition to the Closing and there is no guarantee that the Beckley Carve-out will occur prior to the Closing or that it will occur at all.
The Sellers are not permitted to make any changes to the structure of, or the steps involved in, the Beckley Carve-Out as set out in the Beckley Carve-Out Steps Plan, other than with atai’s prior written consent.
Restrictive Covenants
The Share Purchase Agreement provides that the Beckley Founders and their affiliates covenant to abide by certain restrictive covenants in favor of atai for a period of one year following Closing, specifically, that each of the Beckley Founders and such affiliates shall not:
•
directly or indirectly carry on or be employed, engaged or interested in any business that would have been in competition with any part of the business of the Beckley Group as carried on at any time during the twelve months immediately prior to the Closing (a “Restricted Business”) in the United Kingdom, the United States or any other territory where the Beckley Group carried on business at the Closing;

•
deal with or canvass, solicit or seek to solicit the custom of any person who has been a customer of any member of the Beckley Group at any time within the twelve months immediately prior to Closing or directly or indirectly do or say anything which may lead to any person ceasing to do business with any member of the Beckley Group on substantially the same terms as previously (or at all);

•
directly or indirectly offer employment to, enter into a contract for the services of, or attempt to entice away from any member of the Beckley Group, any individual who is at that time, and was at the Closing,

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
employed or directly engaged in an executive or managerial position with any member of the Beckley Group, (except a person who (i) responds, without any form of approach or solicitation by or on behalf of such Founder or any affiliate of such Founder, to a general public advertisement made in the ordinary course of business which is not intended to target any specific person or (ii) whose employment or engagement with the Beckley Group has been terminated);
•
solicit or entice away from any member of the Beckley Group any supplier who had supplied goods and/or services to any member of the Beckley Group at any time during the twelve months immediately prior to the Closing if that solicitation or enticement causes or could cause such supplier to cease supplying, or materially reduce its supply of, those goods and/or services to any member of the Beckley Group; and

•
do or say anything or make any direct or indirect public statement that they know or ought reasonably to know will disparage, defame, or be harmful to the goodwill of, any member of the Beckley Group, atai or its subsidiaries; provided, however, that nothing in this bullet is intended to prohibit or restrict the Beckley Founders or their affiliates from responding truthfully to any governmental investigation, legal process or inquiry related thereto, making good faith rebuttals of another person’s untrue or materially misleading statements, or making any bona fide general competitive statements or communications without malice in the ordinary course of competition.

The above covenants shall not restrict either of the Beckley Founders from:
•	engaging in any business activities related to the pre-clinical or clinical development or general exploitation of ELE-101;
•	holding by way of a bona fide investment, in aggregate, less than 3% of any class of shares or debentures listed on the London Stock Exchange or any other recognised exchange in any jurisdiction; or
•
acquiring any one or more businesses or companies where at the time of such acquisition the activities of the acquired businesses or companies include a Restricted Business and subsequently carrying on or being engaged in such Restricted Business, provided the turnover of the Restricted Business in its last financial year is less than 30% of the turnover of the acquired businesses or companies as a whole.

Lock-up Covenants
All Consideration Shares (including those received by Beckley Optionholders in respect of their Beckley Options, if any) and any Replacement Awards received by Beckley Optionholders, if applicable, are also subject to certain lock-up restrictions, pursuant to which such holders will, subject to certain customary exceptions, not transfer any equity securities of atai for the Lock-Up Period. The Lock-Up Period commenced on the date of execution of the Share Purchase Agreement and terminates on the date that is the later of (i) sixty days following the public announcement of the results of Beckley Psytech’s Phase 2b Clinical Trial (as defined in the Share Purchase Agreement) in respect of BPL-003, (ii) the Closing or (iii) the date on which the Share Purchase Agreement is terminated. At the expiration of the Lock-Up Period, the lock-up restrictions will fall away in part on a monthly basis until the date that is twelve months following the expiration of such period.
Certain Additional Covenants and Agreements
The Share Purchase Agreement contains certain other covenants and agreements, including, among others, covenants relating to preparation and filing of the proxy statement included in this proxy statement/prospectus, confidential information and public announcements relating to the Share Purchase Agreement and the Acquisition.
Conditions Precedent
Each party’s obligation to consummate the Acquisition is subject to the satisfaction or, in the case of the Warranty Condition, waiver, of each of the following conditions:
•	the Shareholder Approval having been obtained by atai by the Longstop Date; and
•	the Warranty Condition being satisfied at the time of Closing.

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Termination; Notice of Termination
Termination by either atai or the Sellers
Either party may terminate the Share Purchase Agreement by notice to the other party if:
•	the Shareholder Approval is not, or will not be, obtained by the Longstop Date;
•
atai, Beckley Psytech or any Seller fails to comply with its respective material closing obligations and deliveries as set forth in the Share Purchase Agreement (noting that atai may terminate the agreement in the case of such failure by Beckley Psytech or any Seller; and the Sellers may terminate the agreement in the case of such failure by atai); or

•
if the Milestone Condition is not satisfied by June 1, 2025 (or such other date as agreed in writing between the Seller Representative and atai) and as a result, within ten Business Days following atai’s receipt from Beckley Psytech of the final top-line Phase 2B clinical trial data in respect of BPL-003, the Board changes its recommendation to obtain the Shareholder Approval (which such Milestone Condition has since been satisfied).

Termination by atai
atai may terminate the Share Purchase Agreement by notice to the other parties if the Warranty Condition is not satisfied.
Effect of Termination
In the event of termination of the Share Purchase Agreement, the Share Purchase Agreement shall cease to have effect and there shall be no liability or obligation on the party of any party except with respect to the termination payment obligations, confidentiality obligations, the defined terms and general provisions of the Share Purchase Agreement.
Termination Fees
If the Milestone Condition is not satisfied and the Board changes its recommendation to obtain the Shareholder Approval, and the Share Purchase Agreement is validly terminated, atai shall, within thirty Business Days of such termination, pay to Beckley Psytech a fee equal to $4,000,000 to be satisfied (at atai’s election) either (i) in cash or (ii) through the issuance of such number of unregistered Ordinary Shares representing a total value of $4,000,000 calculated based on the 20 day volume-weighted average price per share as at the date falling 10 days after the date of the Board’s changed recommendation to obtain the Shareholder Approval (which such Milestone Condition has since been satisfied).
If the Shareholder Approval is not obtained by the Longstop Date and the Board has not changed its recommendation, atai shall, within 30 Business Days of termination, pay to Beckley Psytech a fee equal to $10,000,000 to be satisfied by a combination of, at atai’s election, (i) the issue of unregistered Ordinary Shares representing a total value of up to $5,000,000 calculated based on the 20 day volume-weighted average price per share as at the date falling 10 days after the Longstop Date, and (ii) cash equal to $10,000,000 less the value of any unregistered Ordinary Shares issued pursuant to (i) (the value of which shall be calculated in accordance with (i)).
Gross Up
The Share Purchase Agreement contains a customary gross-up provision if any payments by a Seller or a Beckley Optionholder (other than payments of interest) are subject to any deductions or withholding taxes, such that the amount of the payment shall be increased by such amount as will, after the deduction or withholding has been made, leave the recipient of the payment with the same amount as it would have been entitled to receive in the absence of any such requirement to make a deduction or withholding. The Share Purchase Agreement also contains a customary gross-up provision if any payments by a Seller or Beckley Optionholder are taxable on receipt, such that the Seller or Beckley Optionholder concerned shall pay such additional amount as will ensure that the total amount paid, less the tax chargeable on such amount, is equal to the amount that would otherwise be payable under the Share Purchase Agreement. The withholding gross-up is subject to a market standard provision for when the recipient of the gross-up payment receives the benefit of tax credits or tax reliefs in respect of sums deducted, and the utilization of such credit or relief reduces or eliminates a cash tax liability.

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Expenses
Except as otherwise provided in the Share Purchase Agreement, each party will pay its own costs and expenses arising out of or in connection with the preparation, negotiation and implementation of the Share Purchase Agreement and other documents to be entered into pursuant to the Share Purchase Agreement, whether or not the Acquisition has been consummated.
The Share Purchase Agreement provides that atai will bear, promptly pay and be responsible for arranging the payment of all transfer taxes in respect of the transfer of the Beckley Shares from the Sellers to atai.
Amendment
Other than amendments to the Share Purchase Agreement in relation to the approach to Beckley Optionholders, which shall be binding on all parties to the agreement if executed in writing by and on behalf of the Seller Representative and atai, the Share Purchase Agreement may be amended, to the extent legally allowed, by an instrument in writing signed on behalf of each of the parties to the Share Purchase Agreement.

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CERTAIN AGREEMENTS RELATING TO THE ACQUISITION
Registration Rights Agreement
On June 2, 2025, atai entered into the Registration Rights Agreement with Apeiron and the June PIPE Investors providing for certain registration rights with respect to Ordinary Shares held by such holders from time to time. It is expected that Beckley Psytech shareholders and, if applicable, certain Beckley Optionholders that receive Share Consideration will enter into joinders to become parties to the Registration Rights Agreement at the Closing.
The Registration Rights Agreement requires atai to file a registration statement under the Securities Act providing for the resale of all or part of the registrable securities held by the parties thereto, including the shares underlying the pre-funded warrants, as promptly as practicable, and in any event within 30 calendar days following the earlier of (i) the closing of the transactions contemplated by the Share Purchase Agreement and (ii) the termination of the Share Purchase Agreement, and use reasonable best efforts to cause such registration statement to be declared effective within the timelines specified therein, and thereafter to keep such registration statement effective for the periods specified therein.
Apeiron will have customary demand rights that will require atai to file registration statements registering its registrable securities. atai has agreed to reasonably assist and cooperate, including by making management available for an electronic “road show” or other marketing efforts, in block trades and marketed or non-marketed underwritten shelf takedown offerings for sales by Apeiron with an offering price, in the aggregate, of at least $25 million. The Registration Rights Agreement also includes customary piggyback rights for Apeiron, subject to certain priority provisions. atai has agreed to bear all registration expenses, including reasonable and documented fees of one counsel for all the selling shareholders, other than customary underwriting commissions or fees, regardless of whether a registration statement is filed or becomes effective. The Registration Rights Agreement also contains customary indemnity, exculpation and contribution obligations by atai and the other parties to the Registration Rights Agreement.
The foregoing description of the Registration Rights Agreement does not purport to be complete and is subject to and qualified in its entirety by reference to the full text of the Registration Rights Agreement. For more information, please see a copy of the form of Registration Rights Agreement attached to this proxy statement/prospectus as Annex C.
Voting Agreements
Concurrently with the entry into the Share Purchase Agreement, atai, its directors and the members of its executive team, Beckley Psytech and Apeiron entered into the Voting Agreements, pursuant to which the parties to the Voting Agreements have agreed to vote (or cause to be voted) all of the Ordinary Shares held by them in favor of certain matters set forth in the Voting Agreements, including to support (i) without limitation, the Shareholder Approval and, (ii) in the case of Apeiron and subject to certain conditions, any potential transaction that may be pursued by atai to move the legal and tax domicile of atai from the Netherlands (in respect of its corporate seat) and Germany (in respect of its tax domicile) to Delaware.
The foregoing summary of the Voting Agreements does not purport to be complete and is subject to, and is qualified in its entirety by reference to the full text of the Voting Agreements and the forms thereof, attached to this proxy statement/prospectus as Annex D-1 and Annex D-2, respectively.
Lock-Up Agreement
Substantially concurrently with the entry into the Share Purchase Agreement, atai and Apeiron entered into a Lock-Up Agreement containing customary lock-up terms, pursuant to which Apeiron will, subject to certain customary exceptions, not transfer any equity securities of atai for the Lock-Up Period. The Lock-Up Period commenced on the date of execution of the Lock-Up Agreement and terminates on the date that is the later of (i) sixty days following the public announcement of the results of Beckley Psytech’s Phase 2b Clinical Trial in respect of BPL-003 (results of such Phase 2b trial have now been made available, as previously reported by atai), (ii) Closing or (iii) the date on which the Share Purchase Agreement is terminated. At the expiration of the Lock-Up Period, the lock-up restrictions will fall away in part on a monthly basis until the date that is twelve months following the expiration of such period.

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The foregoing summary of the Lock-Up Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to the full text of the Lock-Up Agreement attached to this proxy statement/prospectus as Annex E.
Shareholders Rights Agreement
Substantially concurrently with the entry into the Share Purchase Agreement, atai entered into a the Shareholders Rights Agreement with Apeiron. Pursuant to the Shareholders Rights Agreement, Apeiron will have the right, subject to certain requirements, to select a number of director designees to the Board equal to (i) two, for so long as Apeiron and its affiliates beneficially own no less than 12.5% of the equity securities of the Company (inclusive of Ordinary Shares issued or issuable in connection with the exercise of options, warrants, rights, units or other securities) and (ii) one, for so long as Apeiron and its affiliates collectively beneficially own at least 7.5% but less than 12.5% of such Company equity securities. In the case of clause (i), at least one such designee must at all times satisfy the independence criteria of the SEC or Nasdaq, as applicable, and in all cases any such designee must comply with the customary requirements of the Nominating and Governance Committee of the Board for service on the Board. Apeiron and atai acknowledged and agreed that as of the entry into the Shareholders Rights Agreement, Apeiron had previously appointed to the Board the “Current Investor Appointees,” John Hoffman and Christian Angermayer, each presently an atai director.
The foregoing summary of the Shareholders Rights Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to the full text of the Shareholders Rights Agreement attached to this proxy statement/prospectus as Annex F.

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THE REDOMICILIATION
The following discussion contains certain information about the Redomiciliation. You should read this entire proxy statement/prospectus before making any voting decision.
Background and Reasons for the Redomiciliation
We are pursuing the Redomiciliation for a number of reasons. In 2024 and 2025, the Board and atai management team undertook a review of our existing structure and operations, and particularly the jurisdiction of incorporation of the Company. We believe the Redomiciliation will enhance shareholder value over the long term by simplifying the corporate structure to gain operational and cost efficiencies. After considering various factors, the Board believes that the Redomiciliation will enhance shareholder value over the long term by providing potential strategic opportunities and benefits, including:
•
Simplifying our Corporate Structure and Streamlining Reporting Requirements. We believe the Redomiciliation will result in a simplified corporate structure and more streamlined reporting requirements, which will improve our operational and financial flexibility. In particular, the domestication will (i) facilitate efforts incurred by us to assess, implement, and remain compliant with multiple regulatory and reporting requirements for atai Delaware on a consolidated basis, and (ii) provide opportunities for atai Delaware to improve operational efficiencies and financial flexibility in the corporate treasury, cash management, risk management, and tax functions. In connection with the Redomiciliation, we intend to eliminate redundant legal entities and activities in our corporate structure in order to maximize legal, administrative and other efficiencies associated with a more streamlined U.S.-based corporate governance structure. We believe that these changes will also allow us to improve our cash management capabilities and make our business more efficient primarily by eliminating unnecessary administrative cash management procedures and minimizing the costs associated with intercompany cash flows.

•
Increased Alignment with our U.S. Listing and Shareholder Base. Our Ordinary Shares have been listed on Nasdaq since 2021, and a significant portion of our shareholders reside in the United States. Despite this connection with the United States, we believe we are not uniformly perceived by investors, customers, lenders, employees, or potential strategic partners as a U.S. company. The Board believes that the absence of a clear U.S. identity may prevent us from maximizing the opportunities and relationships with investors, existing and potential customers, lenders and potential partners, many of whom prefer to engage in business with a U.S. entity. By changing our jurisdiction of incorporation from the Netherlands to the State of Delaware, we will firmly and unambiguously establish ourselves as a U.S. corporation. This will level the playing field with our principal competitors, many of whom are U.S. corporations. We also expect that the Redomiciliation will open up potential opportunities to expand our investor base within the United States.

•
Benefitting from Prominence, Predictability, and Flexibility of Delaware Law. For many years, Delaware has followed a policy of encouraging incorporation in its state and, in furtherance of that policy, has been a leader in adopting, construing and implementing comprehensive, flexible corporate laws responsive to the legal and business needs of corporations organized under its laws. Many corporations have chosen Delaware initially as a state of incorporation or have subsequently changed corporate domicile to Delaware. Because of Delaware’s prominence as the state of incorporation for many major corporations, both the legislature and courts in Delaware have demonstrated the ability and a willingness to act quickly and effectively to meet changing business needs. The DGCL is frequently revised and updated to accommodate changing legal and business needs and is more comprehensive, widely used and interpreted than other state corporate laws. This favorable corporate and regulatory environment is attractive to businesses such as ours.

•
Benefitting from Well-Established Principles of Corporate Governance. There is substantial judicial precedent in the Delaware courts as to the legal principles applicable to measures that may be taken by a corporation and to the conduct of a corporation’s board of directors, such as under the business judgment rule and other standards. Because the judicial system is based largely on legal precedents, the abundance of Delaware case law provides clarity and predictability to many areas of corporate law. Such clarity would be advantageous to atai Delaware, the Board and atai management to make corporate decisions and take corporate actions with greater assurance as to the validity and consequences of those decisions and actions. Further, investors and securities professionals are generally more familiar with Delaware corporations and the laws governing such corporations, increasing their level of comfort with Delaware corporations relative

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to other jurisdictions. The Delaware courts have developed considerable expertise in dealing with corporate issues, and a substantial body of case law has developed construing Delaware law and establishing public policies with respect to corporate legal affairs. Moreover, Delaware’s vast body of law on the fiduciary duties of directors provides appropriate protection for atai Delaware’s shareholders from possible abuses by directors and officers.
As a result of the foregoing advantages of domestication in Delaware, the Board believes that the Redomiciliation will generally improve atai Delaware’s operational and financial flexibility and provide for a more efficient corporate structure to achieve strategic and financial goals. Further, the Board believes that any direct benefit that the domestication in Delaware provides to atai Delaware also indirectly benefits the shareholders, who are the owners of atai Delaware.
Nevertheless, we cannot assure you that the anticipated benefits of the Redomiciliation will be realized. Although we expect the Redomiciliation to provide us with the benefits described above, the Redomiciliation will expose atai Delaware and its shareholders to some risks. The Board considered a variety of negative factors, including the possibility of uncertainty created by the Redomiciliation and the change in our legal domicile, the fact that we expect to incur costs to complete the Redomiciliation, the fact that Delaware corporate law imposes different and additional obligations on us and other risks discussed in the discussion under “Risk Factors.”
Particulars of the Redomiciliation
The purpose of the Redomiciliation is to facilitate a series of transactions which will occur in a specific sequence and as a consequence of which, among other things (i) atai and atai LuxCo will enter into a cross-border merger within the meaning of Sections 2:309 and 2:333b(1) of the DCC and articles 1025-1 et seq. of the Luxembourg Companies Act, as a result of which atai will cease to exist and all assets and liabilities of atai will be transferred to atai LuxCo by universal succession of title in accordance with Sections 2:309 and 2:311(1) of the DCC and article 1025-17 of the Luxembourg Companies Act in accordance with the provisions of the Merger Plan (i.e., the LuxCo Merger), and (ii) atai LuxCo will redomesticate in Delaware as atai Delaware. atai Delaware Common Stock is expected to be listed on Nasdaq after the completion of the Redomiciliation under the symbol “ATAI”. See “The Redomiciliation—Listing of atai Delaware Common Stock and Ongoing Reporting Obligations”.
Dutch law does not facilitate a direct change of corporate domicile of a Dutch public company (naamloze vennootschap) (such as atai) to a jurisdiction outside the European Economic Area, such as Delaware. For that reason, atai and atai LuxCo wish first to enter into the LuxCo Merger, because Luxembourg law does allow for a direct change of corporate domicile to a jurisdiction outside the European Economic Area. Accordingly, shortly after the time the LuxCo Merger becomes effective under the laws of Luxembourg (the “Merger Effective Time”) and, to the extent practicable, on the same day as the LuxCo Merger, atai LuxCo intends to change its corporate domicile to Delaware.
Steps of the Redomiciliation
If atai shareholders adopt the Redomiciliation Proposal and the Redomiciliation Withdrawal Rights Proposal, it is anticipated that the Redomiciliation will take place in the steps listed below:
1.	At the Extraordinary General Meeting, atai shareholders will vote on the Redomiciliation Proposal, the Redomiciliation Withdrawal Rights Proposal and the Redomiciliation Share Conversion Proposal.
2.
If the Redomiciliation Proposal and the Redomiciliation Withdrawal Rights Proposal are approved by atai shareholders, atai LuxCo will convene the LuxCo Extraordinary General Meeting at which atai, as sole shareholder of atai LuxCo, will vote to approve the LuxCo Merger and the conversion of atai LuxCo into a corporation incorporated under the laws of the State of Delaware (the “Delaware Conversion”). The Board and the atai LuxCo Board are not soliciting proxies from atai shareholders for the LuxCo Extraordinary General Meeting, as, prior to the LuxCo Merger, atai will be the sole shareholder of atai LuxCo.

3.
As part of the LuxCo Merger, atai will merge with and into atai LuxCo, with atai LuxCo surviving, and all Ordinary Shares will be canceled and exchanged for atai LuxCo Ordinary Shares on a one-for-one basis (except for those Ordinary Shares held by any atai shareholder who validly exercises his, her or its withdrawal rights under Dutch law).

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
4.
Following the completion of the LuxCo Merger and the approval of the Delaware Conversion at the LuxCo Extraordinary General Meeting, atai LuxCo will migrate out of Luxembourg and redomesticate in Delaware as atai Delaware by way of filing (i) a certificate of corporate domestication and (ii) the Proposed Charter, each with the Secretary of State of the State of Delaware. Upon acceptance of such filings (the “Delaware Conversion Effective Time”), atai Delaware will exist as a Delaware corporation and atai LuxCo will be deregistered from the Luxembourg Register of Commerce and Companies (Registre de Commerce et des Sociétés).

5.
Following completion of the Redomiciliation, atai shareholders will hold one share of atai Delaware Common Stock for each one Ordinary Share owned immediately prior to the LuxCo Merger (except for those Ordinary Shares held by any atai shareholder who validly exercises his, her or its withdrawal rights under Dutch law).

6.	Shares of atai Delaware Common Stock are expected to be listed on Nasdaq under the stock symbol “ATAI” immediately following the completion of the Redomiciliation.
7.	All assets and liabilities, rights, obligations and other legal relationships of atai LuxCo will remain with atai Delaware.
Both the Merger Effective Time and the Delaware Conversion Effective Time are expected to occur on the same day with the Delaware Conversion Effective Time expected to occur as soon as practicable following the Merger Effective Time. Between the Merger Effective Time and the Delaware Conversion Effective Time, the Ordinary Shares may not be eligible to be traded on Nasdaq.
Each atai shareholder will (i) hold one atai LuxCo Ordinary Share immediately after the Merger Effective Time for each Ordinary Share held immediately prior to the Merger Effective Time, provided that Withdrawing Shareholders will not hold any atai LuxCo Ordinary Shares following the Merger and (ii) eventually hold one share of atai Delaware Common Stock immediately after the Delaware Conversion Effective Time for each atai LuxCo Ordinary Share held immediately after the Merger Effective Time, provided that Withdrawing Shareholders will not hold any atai LuxCo Ordinary Shares following the LuxCo Merger and will therefore not hold any shares of atai Delaware Common Stock following the Delaware Conversion.
Recommendation of the Board and Required Vote
The Board unanimously recommends that you vote “FOR” the Redomiciliation Proposal, the Redomiciliation Withdrawal Rights Proposal and the Redomiciliation Share Conversion Proposal to be presented at the Extraordinary General Meeting.
The adoption of the Redomiciliation Proposal, assuming a quorum is present, requires a majority of at least two-thirds of the votes validly cast at the Extraordinary General Meeting in favor of that proposal.
The adoption of the Redomiciliation Withdrawal Rights Proposal, assuming a quorum is present, requires the affirmative vote of a majority of the votes cast at the Extraordinary General Meeting in favor of that proposal.
The adoption of the Redomiciliation Share Conversion Proposal, assuming a quorum is present, requires the affirmative vote of a majority of the votes cast at the Extraordinary General Meeting in favor of that proposal.
Withdrawal Mechanism
If the Redomiciliation Proposal is adopted during the Extraordinary General Meeting, any atai shareholder who voted against the Redomiciliation Proposal at the Extraordinary General Meeting and who does not wish to receive atai LuxCo Ordinary Shares pursuant to the LuxCo Merger may exercise a withdrawal right by filing a request (a “Withdrawal Request”) with atai for cash compensation (the “Cash Compensation”) within one month after the date of the Extraordinary General Meeting (the “Withdrawal Period”). An atai shareholder who has voted in favor of the Redomiciliation Proposal at the Extraordinary General Meeting, abstained from voting in respect of the Redomiciliation Proposal, or was not present or represented at the Extraordinary General Meeting, does not have any withdrawal right and cannot make a Withdrawal Request.
A Withdrawal Request can only be made in respect of Ordinary Shares that the atai shareholder (i) holds on the record date of the Extraordinary General Meeting, (ii) votes against the Redomiciliation Proposal, (iii) still holds at the time of making the Withdrawal Request and (iv) does not transfer subsequent to making the Withdrawal Request.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
Former holders of Beckley Shares and Beckley Optionholders that have surrendered all rights under the Beckley Options in exchange for Consideration Shares, are not eligible to make a Withdrawal Request in respect of the Consideration Shares. An atai shareholder who exercises a Withdrawal Request must also provide written evidence, satisfactory to atai at its sole discretion, that his, her or its Ordinary Shares were voted against the Redomiciliation Proposal. If Ordinary Shares are held by a bank or a brokerage firm, those shares held in “street name” for a “beneficial owner” of those Ordinary Shares. If a beneficial owner of Ordinary Shares wishes to direct the submission of a Withdrawal Request with respect to those Ordinary Shares, then such beneficial owner must contact their bank or brokerage firm to procure this (if at all possible). A Withdrawal Request must be made using the form that has been made available for that purpose on atai’s website (https://atai.com – “Investors” – “Shareholder services”) (the “Withdrawal Request Form”). A Withdrawal Request must be submitted within one month after the date of the Extraordinary General Meeting by email to the following e-mail address WithdrawingSHs@atai.com. Subject to the adoption of the Redomiciliation Share Conversion Proposal, the Ordinary Shares to which a Withdrawal Request relates will be converted into a separate class of shares immediately prior to the Merger Effective Time, provided that the Extraordinary General Meeting resolves to amend the Articles of Association and will be cancelled at the Merger Effective Time.
The proposed Cash Compensation per Ordinary Share is equal to the lower of (i) VWAP on Nasdaq in the last five trading days prior to (and excluding) the date on which the LuxCo Merger becomes effective or (ii) the closing price of one Ordinary Share on Nasdaq as reported on the trading day immediately preceding the date of the Merger Effective Time (or, if no such closing price is reported on such trading day, the closing price of one Ordinary Share reported on the most recent prior trading day) (the “Formula”). As part of the Redomiciliation Withdrawal Rights Proposal, it is proposed that this Formula be laid down in the Articles of Association as they will read following the execution of the Deed of Amendment II.
If and to the extent one or more atai shareholders duly, timely and validly make(s) a Withdrawal Request in accordance with the Merger Plan and the Withdrawal Request Form, such shareholder(s) will have a claim against atai for the payment of their respective entitlements to Cash Compensation (based on the Formula), which claim shall arise after one month has elapsed after the date of the Extraordinary General Meeting. Any such claim (i) will transfer to atai LuxCo pursuant to the LuxCo Merger, (ii) will become due and payable after the Merger Effective Time and (iii) will be paid, or caused to be paid, by atai LuxCo within ten (10) business days following the date of the Merger Effective Time, net of Dutch dividend withholding tax (if applicable) or any other taxes that are required to be withheld by applicable law (including tax laws).
If the Redomiciliation Share Conversion Proposal is not adopted at the Extraordinary General Meeting, or is otherwise not given effect to, then it is possible that, if any shareholder of atai makes a Withdrawal Request (irrespective of where that shareholder resides), the LuxCo Merger will be treated as a taxable disposition for UK tax purposes for all shareholders of atai who are resident in the UK.
Any atai shareholder who has submitted, and is eligible to submit, a Withdrawal Request (“Withdrawing Shareholder”) and who considers that the proposed Cash Compensation is not reasonable may request additional cash compensation in accordance with Section 2:333h(4-5) of the DCC by submitting a request to the chairman of the Enterprise Chamber of the Amsterdam court of appeal during the Withdrawal Period to appoint one or several independent experts, who will then determine whether additional compensation is required. Any independent experts appointed by the Enterprise Chamber must prepare their report taking into account the Formula to be included in the Articles of Association if the Redomiciliation Withdrawal Rights Proposal is adopted at the Extraordinary General Meeting. Any additional compensation should in principle also be subject to Dutch dividend withholding tax (if applicable) or any other taxes that are required to be withheld by applicable law (including tax laws).
Any atai shareholder who has submitted a Withdrawal Request and who considers that the proposed Cash Compensation is not reasonable may request additional cash compensation in accordance with article 2:333h(4-5) DCC.
The consummation of the LuxCo Merger is subject to the condition that the aggregate Cash Compensation payable pursuant to article 2:333h(1-5) of the DCC does not exceed $5,000,000. atai may waive this condition at its sole discretion.
For further information about the procedures for the withdrawal rights, please refer to the Withdrawal Request Form, a copy of which is attached hereto as Annex L and is incorporated by reference into this proxy statement/prospectus.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
Interim Luxembourg Governance
For the period between the Merger Effective Time and the Delaware Conversion Effective Time (which is expected to take place on the same day as the LuxCo Merger, as soon as practicable following the Merger Effective Time), atai LuxCo for a limited amount of time will be governed by Luxembourg law and the Luxembourg Articles of Association. The form of Luxembourg Articles of Association is filed as Exhibit 3.8 to this proxy statement/prospectus. Such Luxembourg Articles of Association do not reflect the final governance of atai Delaware following the Redomiciliation; the post-Redomiciliation governance is reflected in the Proposed Bylaws, as further explained in “Comparison of Shareholders Rights Between Netherlands Law and Delaware Law.”
Conditions to the Redomiciliation
In addition to the approval of the Redomiciliation Proposal and the Redomiciliation Withdrawal Rights Proposal, there are additional conditions to the Redomiciliation, described below to each step:
1.	Conditions to the LuxCo Merger
The LuxCo Merger is conditioned upon:
•
atai and atai LuxCo having filed (and having published the filing of) the Merger Plan, the notification within the meaning of Section 2:333e(1) of the DCC and article 1025-5 of the Luxembourg Companies Act, the explanatory memorandum as referred to in Sections 2:313(1) and 2:333f of the DCC in accordance with (and together with any other information and documents required by) Dutch and Luxembourg law;

•	three months after the announcement and the publication of the relevant merger filings in the Netherlands and one month after the publication of the relevant merger filing in Luxembourg having passed;
•
no opposition by creditor of atai in connection with the Merger Plan having been properly filed or, if filed, such opposition having been withdrawn, denied, resolved or lifted by an enforceable court order;

•	issuance by a civil law notary in the Netherlands of the declaration referred to in Section 2:333i(3) of the DCC and filing thereof with the Dutch trade register;
•	a resolution by atai, as sole shareholder of atai LuxCo, to enter into the LuxCo Merger;
•
one month having passed after the Extraordinary General Meeting and it having become apparent that the aggregate Cash Compensation payable pursuant to article 2:333h(1-5) of the DCC does not exceed $5,000,000, unless such cap is waived by the Board;

•	atai and atai LuxCo otherwise having completed all requisite action required to be taken by applicable law prior to the LuxCo Merger;
•
the registration statement on Form S-4, to which this proxy statement/prospectus forms a part, with respect to the atai LuxCo Ordinary Shares to be issued pursuant to the LuxCo Merger will be effective, and there will be no stop order suspending such effectiveness.

2.	Conditions to the Delaware Conversion
atai LuxCo’s ability to initiate the Delaware filings necessary to effectuate the Redomiciliation is conditioned on the following matters:
•
a resolution by atai, as sole shareholder of atai LuxCo, to enter into the Delaware Conversion (which is expected be adopted prior to the Merger Effective Time at the LuxCo Extraordinary General Meeting);

•
the atai LuxCo Board has not determined for any reason that the consummation of the Redomiciliation would be inadvisable or not in the interests of the shareholders of atai LuxCo, and has not, accordingly, terminated or abandoned such transaction;

•	the SEC has declared the registration statement on Form S-4, to which this proxy statement/prospectus forms a part, effective, and no stop order with respect thereto is in effect; and
•	atai LuxCo is not subject to any decree, order, or injunction that prohibits the consummation of the Redomiciliation.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
If any of these conditions are not satisfied or, if applicable, waived by the Board, then the Redomiciliation will not be effectuated and the atai Delaware Proposed Organizational Documents will not become effective. In addition, the expected timing for the completion of the Redomiciliation may be impacted by these or other conditions described in this proxy statement/prospectus. We cannot be certain when, or if, the conditions to the Redomiciliation will be satisfied or waived, or that the Redomiciliation will be completed.
Effect of the Redomiciliation on Outstanding atai Compensation and Benefits Plans
In connection with the Redomiciliation, atai Delaware will assume or, as applicable, substitute with substantially similar entitlements, all compensation or benefit plans, policies and arrangements previously maintained by atai. With respect to atai’s equity incentive plans, atai Delaware will assume the equity incentive plans and all outstanding incentive awards issued thereunder. Each outstanding atai incentive award previously granted under the assumed atai equity incentive plans will be converted to an equivalent atai Delaware incentive award. The incentive awards granted by atai Delaware as a result of such conversion will be subject to substantially the same terms and conditions as the previously held atai incentive awards, except, in the case of equity-based atai incentive awards, the security issuable upon exercise or settlement of the relevant atai Delaware incentive award, as applicable, will be shares of atai Delaware Common Stock (or its cash equivalent) rather than Ordinary Shares (or their cash equivalent).
Effect of the Redomiciliation on atai Warrants
Upon the consummation of the Redomiciliation, the pre-funded warrants will, pursuant to their terms, become exercisable for shares of atai Delaware Common Stock.
Interests of atai’s Directors and Executive Officers in the Redomiciliation
Other than continuing roles as directors or executive officers of atai Delaware, the members of the Board and atai executive officers do not have any interests in the Redomiciliation that may be different from, or in addition to, the interests of atai shareholders generally.
Accounting and Tax Treatment of the Redomiciliation
Accounting Treatment of the Redomiciliation
There will be no accounting effect or change in the carrying amount of the consolidated assets and liabilities of the combined company as a result of the redomiciliation. The business, capitalization, assets and liabilities and financial statements of the combined company immediately following the redomiciliation will be materially the same as those of the combined company immediately prior to the redomiciliation.
Summary of the Tax Considerations of the Redomiciliation
atai believes that the Redomiciliation should generally be considered tax neutral due to relevant double tax treaties, tax elections or similar factors. However, understanding the tax implications of the Redomiciliation can be complex and will differ based on each shareholder's unique situation. atai shareholders are urged to seek advice from, and rely solely upon, their own tax advisors to fully understand the tax consequences of the Redomiciliation in relation to their specific circumstances. For information regarding material United States federal income tax considerations for atai shareholders with respect to the Redomiciliation, see the section entitled “U.S. Federal Income Tax Considerations”.
Material Dutch Tax Considerations
The Redomiciliation should not qualify as a taxable event for Dutch dividend withholding tax purposes and should therefore not be subject to Dutch dividend withholding tax, except in cases where a shareholder exercises their withdrawal right and receives Cash Compensation. If a shareholder receives Cash Compensation, Dutch dividend withholding tax should be withheld at a rate of 15% by atai from the Cash Compensation amount that such shareholder is entitled to receive if, and to the extent that, such amount exceeds the average paid-up capital recognized as paid-up on the Ordinary Shares for Dutch dividend withholding tax purposes.
For more information regarding material Dutch tax considerations for atai shareholders with respect to the Redomiciliation, see the section entitled “Netherlands Tax Considerations.”

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
Material Luxembourg Tax Considerations
For Luxembourg income tax purposes, atai believes that the Redomiciliation should not give rise to material corporate-level Luxembourg income tax for atai, atai LuxCo or atai Delaware. The Delaware Conversion would be treated as a deemed liquidation for Luxembourg direct tax purposes and consequently, atai LuxCo would be deemed to dispose of all its assets and liabilities at fair market value and should be taxable on any latent gains (including forex). Provided that only a short period of time is expected between the LuxCo Merger and the Delaware Conversion no significant accretion in value of the assets of atai LuxCo is expected and, as a result, no material Luxembourg tax impact should be expected.
Material U.S. Federal Income Tax Considerations
atai believes that, and this disclosure assumes that, none of the Company’s U.S. corporate subsidiaries are considered U.S. real property holding corporations and have not been so classified at any time during the shorter of atai’s holding period in such corporation or the five year period ending on the date of the Redomiciliation. Accordingly, the Redomiciliation is not expected to give rise to material corporate-level U.S. federal income tax for atai, atai LuxCo or atai Delaware.
As discussed more fully below in the section entitled “U.S. Federal Income Tax Considerations,” it is intended that the Redomiciliation qualifies as a form of “reorganization” within the meaning of Section 368(a) of the Code. If the Redomiciliation so qualifies, atai’s U.S. shareholders generally should not recognize gain or loss for U.S. federal income tax purposes in connection with the Redomiciliation, subject to the discussion contained therein regarding the “passive foreign investment company” rules and the effects of Section 367(b) of the Code on the Redomiciliation. Section 367(b) of the Code may apply with respect to certain atai U.S. shareholders and could require such shareholders to recognize gain (but not loss) with respect to the Redomiciliation unless a certain election is made to include in such shareholders’ income, as a dividend, the “all earnings and profits amount” attributable to such shareholders.
atai shareholders are urged to consult with their own tax advisors to determine the particular U.S. federal income tax consequences to them of the Redomiciliation. For more information regarding material U.S. federal income tax considerations for atai shareholders with respect to the Redomiciliation, see the section entitled “U.S. Federal Income Tax Considerations.”
Listing of atai Delaware Common Stock and Ongoing Reporting Obligations
The Ordinary Shares are currently listed on Nasdaq under the symbol “ATAI.” We expect shares of atai Delaware Common Stock to continue to trade under the same symbol on Nasdaq following the Redomiciliation.
Upon the consummation of the Redomiciliation, atai Delaware will be the successor issuer to atai pursuant to Rule 12g-3(c) under the Exchange Act. Pursuant to Rule 12g-3(d) under the Exchange Act, following the completion of the Redomiciliation, shares of atai Delaware Common Stock will be deemed to be registered under Section 12(b) of the Exchange Act, and atai Delaware will be subject to the informational requirements of the Exchange Act and the rules and regulations promulgated thereunder.
Regulatory Matters
atai is not required to make any filings or to obtain approvals or clearances under any antitrust laws or foreign direct investment laws in the United States or other countries to consummate the Redomiciliation.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following discussion is a summary of material U.S. federal income tax considerations (i) for U.S. Holders and Non-U.S. Holders (each as defined below, and together, “Holders”) of Ordinary Shares of the Redomiciliation (including the receipt of Cash Compensation as a result of a Withdrawal Request) and (ii) for Non-U.S. Holders of the ownership and disposition of shares of atai Delaware Common Stock received in the Redomiciliation. This section applies only to Holders that hold their Ordinary Shares and shares of atai Delaware Common Stock as “capital assets” for U.S. federal income tax purposes (generally, property held for investment).
This discussion is limited to U.S. federal income tax considerations and does not address estate or any gift tax considerations or considerations arising under the tax laws of any state, local or non-U.S. jurisdiction. This discussion does not describe all of the U.S. federal income tax consequences that may be relevant to you in light of your particular circumstances, including the alternative minimum tax, the Medicare tax on certain investment income and the different consequences that may apply if you are subject to special rules under U.S. federal income tax law that apply to certain types of investors, such as:
•	financial institutions or financial services entities;
•	broker-dealers;
•	taxpayers that are subject to the mark-to-market accounting rules with respect to Ordinary Shares;
•	tax-exempt entities;
•	governments or agencies or instrumentalities thereof;
•	insurance companies;
•	regulated investment companies or real estate investment trusts;
•	partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes);
•	U.S. expatriates or former long-term residents of the United States;
•	persons that actually or constructively own five percent or more (by vote or value) of the stock of atai (except as specifically provided below);
•	persons that acquired their Ordinary Shares pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;
•	persons that hold their Ordinary Shares as part of a straddle, constructive sale, hedging, wash sale, conversion or other integrated or similar transaction;
•	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar; or
•	“controlled foreign corporations,” “passive foreign investment companies” or corporations that accumulate earnings to avoid U.S. federal income tax.
If a partnership (or any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Ordinary Shares, the tax treatment of such partnership and a person treated as a partner of such partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding any Ordinary Shares and persons that are treated as partners of such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences to them of the Redomiciliation and the ownership and disposition of shares of atai Delaware Common Stock received in the Redomiciliation.
This discussion is based on the Code, proposed, temporary and final Treasury Regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as of the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax considerations described herein.
The following discussion discusses solely the consequences of the Redomiciliation and does not discuss any other steps that may be taken by atai, atai LuxCo or atai Delaware in connection with the Redomiciliation.
We have not sought, and do not intend to, seek any rulings from the IRS as to any U.S. federal income tax considerations described herein. There can be no assurance that the IRS will not take positions inconsistent with the considerations discussed below or that any such positions would not be sustained by a court.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
THIS DISCUSSION IS A SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS ASSOCIATED WITH THE REDOMICILIATION (INCLUDING THE RECEIPT OF CASH COMPENSATION AS A RESULT OF A WITHDRAWAL REQUEST) AND THE OWNERSHIP AND DISPOSITION OF SHARES OF ATAI DELAWARE COMMON STOCK RECEIVED IN THE REDOMICILIATION. EACH HOLDER SHOULD CONSULT ITS TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE REDOMICILIATION AND THE OWNERSHIP AND DISPOSITION OF SHARES OF ATAI DELAWARE COMMON STOCK RECEIVED IN THE REDOMICILIATION, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL NON-INCOME, STATE AND LOCAL AND NON-U.S. TAX LAWS.
U.S. HOLDERS
As used herein, a “U.S. Holder” is a beneficial owner of an Ordinary Share who or that is, for U.S. federal income tax purposes:
•	an individual who is a citizen or resident of the United States;
•
a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or
•
a trust if (1) a U.S. court can exercise primary supervision over the administration of such trust and one or more “United States persons” (as defined in the Code) have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a United States person.

Intended Tax Treatment of the Redomiciliation
The U.S. federal income tax consequences of the Redomiciliation will depend primarily upon whether each of the LuxCo Merger and the Delaware Conversion qualifies as a “reorganization” within the meaning of Section 368 of the Code.
Under Section 368(a)(1)(F) of the Code, a reorganization is a “mere change in identity, form, or place of organization of one corporation, however effected” (an “F Reorganization”). Under the LuxCo Merger, atai will merge with and into atai Life Sciences Luxembourg S.A. (“atai LuxCo”), with atai LuxCo surviving the merger. Under the Delaware Conversion, atai LuxCo will subsequently convert from a Luxembourg public limited liability company (société anonyme) into a corporation incorporated under the laws of the State of Delaware.
It is intended that each of LuxCo Merger or the Delaware Conversion qualify as an F Reorganization. However, atai has not sought, and does not intend to seek, any ruling from the IRS with respect to the qualification of the LuxCo Merger or the Delaware Conversion as an F Reorganization, and the closing of the Redomiciliation is not conditioned on the receipt of any ruling from the IRS or any opinion of counsel with respect to the qualification of the LuxCo Merger or the Delaware Conversion as an F Reorganization. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below. Subject to the discussion below under the section entitled “—PFIC Considerations,” if the Luxco Merger or Delaware Conversion fails to qualify as an F Reorganization, U.S. Holders would generally recognize gain or loss as described below under “Tax Effects of the Redomiciliation to U.S. Holders if the LuxCo Merger and/or the Delaware Conversion Fails to Qualify as an F Reorganization.” Each U.S. Holder of Ordinary Shares is urged to consult its tax advisor with respect to the particular tax consequences of the LuxCo Merger and the Delaware Conversion to such U.S. Holder.
Tax Effects of the Redomiciliation to U.S. Holders if the LuxCo Merger and/or the Delaware Conversion Fails to Qualify as an F Reorganization
Subject to the discussion below under the section entitled “—PFIC Considerations,” if the LuxCo Merger fails to qualify as an F Reorganization, (i) a U.S. Holder of Ordinary Shares generally would recognize gain or loss with respect to its Ordinary Shares in an amount equal to the difference, if any, between the fair market value of the corresponding atai LuxCo Ordinary Shares received in the LuxCo Merger and the U.S. Holder’s adjusted tax basis in its Ordinary Shares surrendered and (ii) the U.S. Holder’s basis in atai LuxCo Ordinary shares received in the LuxCo Merger, would be equal to the fair market value of such atai LuxCo Ordinary Shares on the date of the LuxCo Merger, and such U.S. Holder’s holding period for the such atai LuxCo Ordinay Shares would begin on the day following the date of the LuxCo Merger.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
If the Delaware Conversion fails to qualify as an F Reorganization, (i) a U.S. Holder of atai LuxCo Ordinary Shares generally would recognize gain or loss with respect to its atai LuxCo Ordinary Shares in an amount equal to the difference, if any, between the fair market value of the corresponding shares of atai Delaware Common Stock received in the Delaware Conversion and the U.S. Holder’s adjusted tax basis in its converted atai LuxCo Ordinary Shares (taking into account any basis adjustments from the LuxCo Merger, is applicable) and (ii) the U.S. Holder’s basis in shares of atai Delaware Common Stock would be equal to the fair market value of such shares of atai Delaware Common Stock on the date of the Delaware Conversion, and such U.S. Holder’s holding period for the such shares of atai Delaware Common Stock would begin on the day following the date of the Delaware Conversion. U.S. Holders who hold different blocks of Ordinary Shares (generally, Ordinary Shares purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them, and the discussion above does not specifically address all of the consequences to U.S. Holders who hold different blocks of Ordinary Shares.
Tax Effects of the Redomiciliation to U.S. Holders if each of the LuxCo Merger and the Delaware Conversion Qualifies as an F Reorganization
Generally
Assuming each of the LuxCo Merger and the Delaware Conversion qualifies as an F Reorganization:
(i)
U.S. Holders of Ordinary Shares generally should not recognize gain or loss for U.S. federal income tax purposes on the Redomiciliation, except as provided below under the sections entitled “—Effects of Section 367 to U.S. Holders of Ordinary Shares” and “—PFIC Considerations”;

(ii)
the LuxCo Merger should be treated for U.S. federal income tax purposes as if atai transferred all of its assets and liabilities to atai LuxCo in exchange for all the outstanding atai LuxCo Ordinary Shares and then distributed the atai LuxCo Ordinary Shares to the holders of Ordinary Shares in liquidation of atai;

(iii)
the Delaware Conversion should be treated for U.S. federal income tax purposes as if atai LuxCo transferred all of its assets and liabilities to atai Delaware in exchange for all of the outstanding atai Delaware Common Stock and then distributed the atai Delaware Common Stock to the holders of atai LuxCo Ordinary Shares in liquidation of atai LuxCo; and

(iv)	the taxable year of atai should be deemed to end on the date of the LuxCo Merger.
Following the Redomiciliation, a U.S. Holder generally would be required to include in gross income as U.S. source dividend income the amount of any distribution of cash or other property paid or deemed paid on atai Delaware Common Stock to the extent the distribution is paid out of atai Delaware’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Dividends received by a U.S. Holder that is treated as a corporation for U.S. federal income tax purposes generally will qualify for a dividends received deduction if the requisite holding period is satisfied. With certain exceptions, and provided certain holding period requirements are met, dividends received by a non-corporate U.S. Holder will generally constitute “qualified dividends” that will be subject to U.S. federal income tax at preferential long-term capital gains rates. U.S. Holders are urged to consult with their tax advisors regarding this and any other tax considerations of owning common stock of a U.S. corporation, i.e., atai Delaware, rather than a non-U.S. corporation following the Redomiciliation.
Basis and Holding Period Considerations
Assuming each of the LuxCo Merger and the Delaware Conversion qualifies as an F Reorganization, subject to the discussion below under the sections entitled “—Effects of Section 367 to U.S. Holders of Ordinary Shares” and “—PFIC Considerations”:
(i)
the tax basis of shares of atai Delaware Common Stock received by a U.S. Holder in connection with the Redomiciliation will equal the U.S. Holder’s tax basis in the converted atai Luxco Ordinary Shares (which should equal the U.S. Holder’s tax basis in the Ordinary Shares surrendered in the LuxCo Merger), increased by any amount included in the income of such U.S. Holder as a result of Section 367 of the Code (as discussed below); and

(ii)
the holding period for shares of atai Delaware Common Stock received by a U.S. Holder will include such U.S. Holder’s holding period for the converted atai LuxCo Ordinary Shares, which will include such U.S. Holder’s holding period for the Ordinary Shares surrendered in the LuxCo Merger.

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U.S. Holders who hold different blocks of Ordinary Shares (generally, Ordinary Shares purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them, and the discussion above does not specifically address all of the consequences to U.S. Holders who hold different blocks of Ordinary Shares.
Effects of Section 367 to U.S. Holders of Ordinary Shares
Section 367 of the Code applies to certain transactions involving foreign corporations, including a domestication of a foreign corporation in a transaction, such as the Delaware Conversion, that qualifies as an F Reorganization. Subject to the discussion below under the section entitled “—PFIC Considerations,” Section 367 of the Code imposes U.S. federal income tax on certain U.S. persons in connection with transactions that would otherwise be tax-deferred. Section 367(b) of the Code will generally apply to U.S. Holders on the date of the Delaware Conversion.
U.S. Holders Who Own 10 Percent or More (By Vote or Value) of Ordinary Shares
Subject to the discussion below under the section entitled “—PFIC Considerations,” a U.S. Holder who beneficially owns (actually or constructively) 10% or more of the total combined voting power of all classes of atai stock entitled to vote or 10% or more of the total value of all classes of atai stock (a “10% U.S. Shareholder”) on the date of the LuxCo Merger (and therefore beneficially owns (actually or constructively) 10% or more of the total combined voting power of all classes of atai LuxCo stock entitled to vote or 10% or more of the total value of all classes of atai LuxCo stock on the date of the Delaware Conversion) generally must include in income as a deemed dividend paid by atai LuxCo the “all earnings and profits amount” attributable to the atai LuxCo Ordinary Shares it owns within the meaning of Treasury Regulations under Section 367 of the Code. A U.S. Holder’s ownership of any warrants or options with respect to Ordinary Shares (and, after the LuxCo Merger, any warrants or options with respect to atai LuxCo Ordinary Shares) will be taken into account in determining whether such U.S. Holder is a 10% U.S. Shareholder. Complex attribution rules apply in determining whether a U.S. Holder is a 10% U.S. Shareholder, and all U.S. Holders are urged to consult their tax advisors with respect to these attribution rules.
A 10% U.S. Shareholder’s “all earnings and profits amount” with respect to its atai LuxCo Ordinary Shares is the net positive earnings and profits of atai atai LuxCo (as determined under Treasury Regulations under Section 367 of the Code) attributable to such atai LuxCo Ordinary Shares (as determined under Treasury Regulations under Section 367 of the Code). Treasury Regulations under Section 367 of the Code provide that the “all earnings and profits amount” attributable to a shareholder’s stock is determined according to the principles of Section 1248 of the Code. In general, Section 1248 of the Code and the Treasury Regulations thereunder provide that the amount of earnings and profits attributable to a block of stock (as defined in Treasury Regulations under Section 1248 of the Code) in a foreign corporation is the ratably allocated portion of the foreign corporation’s earnings and profits generated during the period the shareholder held the block of stock.
atai does not expect to have a material amount of earnings and profits on the date of the LuxCo Merger. Therefore, atai LuxCo is not expected to have a material amount of earnings and profits through the date of the Delaware Conversion. However, there can be no assurance that atai LuxCo will not have a material amount of earnings and profits on the date of the Delaware Conversion. It is possible that, notwithstanding atai LuxCo’s expectations, the amount of atai’s cumulative net earnings and profits could be material through the date of the Delaware Conversion, in which case a 10% U.S. Shareholder may be required to include a material amount of “all earnings and profits amount” in income as a deemed dividend paid by atai LuxCo as described above.
U.S. Holders Who Own Less Than 10% (By Vote or Value) of Ordinary Shares
Subject to the discussion below under the section entitled “—PFIC Considerations,” a U.S. Holder whose atai LuxCo Ordinary Shares, on the date of the Delaware Conversion, have a fair market value of $50,000 or more and who, on the date of the Delaware Conversion, is not a 10% U.S. Shareholder generally will recognize gain (but not loss) with respect to its atai LuxCo Ordinary Shares in connection with the Delaware Conversion or, in the alternative, may elect to recognize the “all earnings and profits” amount attributable to such U.S. Holder’s atai LuxCo Ordinary Shares as described below.
Subject to the discussion below under the section entitled “—PFIC Considerations,” unless a U.S. Holder makes the “all earnings and profits election” as described below, such U.S. Holder generally must recognize gain (but not loss) with respect to the shares of atai Delaware Common Stock received in the Delaware Conversion in an amount equal to the excess of the fair market value of such shares of atai Delaware Common Stock over the

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U.S. Holder’s adjusted tax basis in the atai LuxCo Ordinary Shares converted in the Delaware Conversion (which adjusted tax basis generally will be equal to such U.S. Holder’s adjusted tax basis in the Ordinary Shares surrendered in exchange for atai LuxCo Ordinary Shares in the LuxCo Merger). U.S. Holders who hold different blocks of Ordinary Shares (generally, Ordinary Shares purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.
In lieu of recognizing any gain as described in the preceding paragraph, a U.S. Holder may elect to include in income as a deemed dividend paid by atai the “all earnings and profits amount” attributable to its atai LuxCo Ordinary Shares under Section 367(b) of the Code. There are, however, strict conditions for making this election. This election must comply with applicable Treasury Regulations and generally must include, among other things:
(i)	a statement that the Delaware Conversion is a Section 367(b) exchange (within the meaning of the applicable Treasury Regulations);
(ii)	a complete description of the Delaware Conversion;
(iii)	a description of any stock, securities or other consideration transferred or received in the Delaware Conversion;
(iv)	a statement describing the amounts required to be taken into account for U.S. federal income tax purposes;
(v)
a statement that the U.S. Holder is making the election that includes (A) a copy of the information that the U.S. Holder received from atai establishing and substantiating the U.S. Holder’s “all earnings and profits amount” with respect to the U.S. Holder’s atai LuxCo Ordinary Shares and (B) a representation that the U.S. Holder has notified atai LuxCo (or atai Delaware) that the U.S. Holder is making the election; and

(vi)	certain other information required to be furnished with the U.S. Holder’s tax return or otherwise furnished pursuant to the Code or the Treasury Regulations.
In addition, the election must be attached by an electing U.S. Holder to such U.S. Holder’s timely filed U.S. federal income tax return for the year of the Delaware Conversion, and the U.S. Holder must send notice of making the election to atai LuxCo or atai Delaware no later than the date such tax return is filed. In connection with this election, atai may in its discretion provide each U.S. Holder eligible to make such an election with information regarding atai LuxCo’s earnings and profits upon written request.
atai does not expect to have a material amount of earnings and profits through the date of the LuxCo Merger. Therefore, atai LuxCo is not expected to have a material amount of earnings and profits through the date of the Delaware Conversion. However, as noted above, there can be no assurance that atai LuxCo will not have a material amount of earnings and profits on the date of the Delaware Conversion. If it were ultimately determined that atai LuxCo had positive earnings and profits through the date of the Delaware Conversion, a U.S. Holder that makes such election could have a material “all earnings and profits amount” with respect to its atai LuxCo Ordinary Shares, which would be required to be included in income as a deemed dividend paid by atai LuxCo as described above.
A U.S. Holder who is not a 10% U.S. Shareholder on the date of the Delaware Conversion and whose atai LuxCo Ordinary Shares have a fair market value of less than $50,000 on the date of the Delaware Conversion generally should not be required to recognize any gain or loss or include any part of the “all earnings and profits amount” in income under Section 367 of the Code in connection with the Delaware Conversion. However, such U.S. Holder may be subject to taxation under the PFIC rules as discussed below under the section entitled “—PFIC Considerations.”
EACH U.S. HOLDER IS URGED TO CONSULT ITS TAX ADVISORS REGARDING THE CONSEQUENCES TO IT OF THE LUXCO MERGER AND THE DELAWARE CONVERSION INCLUDING MAKING AN ELECTION TO INCLUDE IN INCOME THE “ALL EARNINGS AND PROFITS AMOUNT” ATTRIBUTABLE TO ITS ATAI LUXCO ORDINARY SHARES UNDER SECTION 367(b) OF THE CODE AND THE APPROPRIATE FILING REQUIREMENTS WITH RESPECT TO SUCH AN ELECTION.
ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE EFFECT OF SECTION 367 OF THE CODE TO THEIR PARTICULAR CIRCUMSTANCES.
PFIC Considerations
Regardless of whether the Delaware Conversion qualifies as an F Reorganization (and, if the Delaware Conversion qualifies as an F Reorganization, in addition to the discussion under the section entitled “—Effects of

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
Section 367 to U.S. Holders of Ordinary Shares” above), the Redomiciliation could be a taxable event to U.S. Holders under the PFIC provisions of the Code if atai (and therefore atai LuxCo) is considered a PFIC.
Definition of a PFIC
A foreign (i.e., non-U.S.) corporation will be classified as a PFIC for U.S. federal income tax purposes if either (i) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income or (ii) at least 50% of its assets in a taxable year (generally determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business received from unrelated persons) and gains from the disposition of passive assets. The determination of whether a foreign corporation is a PFIC is made annually.
PFIC Status of atai
Based upon the composition of its income and assets and the manner in which it operates its business, atai believes it was not a PFIC for its most recent taxable year ended on December 31, 2024 and for the taxable year which ends as a result of the Redomiciliation. Due to the factual nature of the determination, no assurance can be given as to whether atai or atai LuxCo would be or would not be a PFIC for any taxable year.
Effects of PFIC Rules on the Redomiciliation
Even if the LuxCo Merger or the Delaware Conversion qualifies as an F Reorganization, Section 1291(f) of the Code requires that, to the extent provided in Treasury Regulations, a U.S. person who disposes of stock of a PFIC recognize gain notwithstanding any other provision of the Code. No final Treasury Regulations are currently in effect under Section 1291(f) of the Code, but proposed Treasury Regulations under Section 1291(f) of the Code have been promulgated with a retroactive effective date. If finalized in their current form, those proposed Treasury Regulations would not require gain recognition to U.S. Holders of Ordinary Shares as a result of the LuxCo Merger if atai and atai LuxCo each are considered a PFIC and the LuxCo Merger qualifies as an F Reorganization; however, a U.S. Holder would be required to recognize gain in connection with the LuxCo Merger or the Delaware Conversion, respectively, if:
(i)
with respect to the LuxCo Merger, atai (or its predecessor) was classified as a PFIC at any time during such U.S. Holder’s holding period in such Ordinary Shares, the LuxCo Merger does not qualify as an F Reorganization, and the U.S. Holder had not timely made (a) a QEF Election (as defined below) for the first taxable year in which the U.S. Holder owned such Ordinary Shares or in which atai was a PFIC, whichever is later (or a QEF Election along with a purging election), or (b) a MTM Election (as defined below) with respect to such Ordinary Shares; or

(ii)
with respect to the Delaware Conversion, atai LuxCo or atai was classified as a PFIC at any time during such U.S. Holder’s holding period in its atai LuxCo Ordinary Shares and the U.S. Holder had not timely made (a) a QEF Election (as defined below) for the first taxable year in which the U.S. Holder owned such atai LuxCo Ordinary Shares or in which atai LuxCo was a PFIC, whichever is later (or a QEF Election along with a purging election), or (b) a MTM Election (as defined below) with respect to such atai LuxCo Ordinary Shares.

The tax on any such recognized gain would be imposed based on a complex set of computational rules designed to offset the tax deferral with respect to the undistributed earnings of atai or atai LuxCo. Under these rules:
•	the U.S. Holder’s gain will be allocated ratably over the U.S. Holder’s holding period for such U.S. Holder’s Ordinary Shares or atai LuxCo Ordinary Shares, as applicable;
•
the amount of gain allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain, or to the period in the U.S. Holder’s holding period before the first day of the first taxable year in which atai or atai LuxCo was a PFIC, will be taxed as ordinary income;

•
the amount of gain allocated to other taxable years (or portions thereof) of the U.S. Holder and included in such U.S. Holder’s holding period would be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

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•
an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder in respect of the tax attributable to each such other taxable year (described in the third bullet above) of such U.S. Holder.

In addition, the proposed Treasury Regulations provide coordinating rules with Section 367(b) of the Code, whereby, if the gain recognition rule of the proposed Treasury Regulations discussed in the preceding paragraph applies to a disposition of PFIC stock that results from a transfer with respect to which Section 367(b) of the Code requires the U.S. Holder to recognize gain or include an amount in income as a deemed dividend deemed paid by atai LuxCo, the gain realized on the transfer is taxable under the rules described in the preceding paragraph, and the excess, if any, of the amount to be included in income under Section 367(b) of the Code over the gain realized is taxable as provided under Section 367(b) of the Code. See the discussion above under the section entitled “—Effects of Section 367 to U.S. Holders of Ordinary Shares.”
It is difficult to predict whether, in what form and with what effective date, final Treasury Regulations under Section 1291(f) of the Code may be adopted or how any such final Treasury Regulations would apply. If the proposed regulations under Section 1291(f) were finalized in the current form, U.S. Holders of Ordinary Shares that have not made a timely and effective QEF Election (or a QEF Election along with a purging election) or a MTM Election (each as defined below) (a “Non-Electing Shareholder”) may be subject to taxation under the PFIC rules in connection with the Redomiciliation with respect to their Ordinary Shares in the manner set forth above.
Any gain recognized by a Non-Electing Shareholder of Ordinary Shares as a result of the Redomiciliation pursuant to PFIC rules would be taxable income to such U.S. Holder, taxed under the PFIC rules in the manner set forth above, with no corresponding receipt of cash.
As noted above, absent a QEF Election (or a QEF Election along with a purging election) or a MTM Election, the LuxCo Merger or the Delaware Conversion could be a taxable event for U.S. Holders of Ordinary Shares under the PFIC rules regardless of whether the Redomiciliation qualifies as an F Reorganization if atai is considered a PFIC. If the LuxCo Merger or the Delaware Conversion fails to qualify as an F Reorganization, absent a QEF Election (or a QEF Election along with a purging election) or a MTM Election, a U.S. Holder’s gain, if any, would be taxed under the PFIC rules in the manner set forth above.
ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE EFFECTS OF THE PFIC RULES ON THE REDOMICILIATION, INCLUDING THE IMPACT OF ANY PROPOSED OR FINAL TREASURY REGULATIONS.
QEF Election and Mark-to-Market Election
The impact of the PFIC rules on a U.S. Holder of Ordinary Shares will depend on whether the U.S. Holder has made a timely and effective election to treat atai and atai LuxCo as a “qualified electing fund” under Section 1295 of the Code for the taxable year that is the first year in the U.S. Holder’s holding period of Ordinary Shares during which atai and atai LuxCo qualified as a PFIC (a “QEF Election”) or, if in a later taxable year, the U.S. Holder made a QEF Election along with a purging election. A purging election creates a deemed sale of the U.S. Holder’s Ordinary Shares at their then fair market value and requires the U.S. Holder to recognize gain pursuant to the purging election subject to the special PFIC tax and interest charge rules described above. As a result of any such purging election, the U.S. Holder would increase the adjusted tax basis in its Ordinary Shares by the amount of the gain recognized and, solely for purposes of the PFIC rules, would have a new holding period in its Ordinary Shares. U.S. Holders are urged to consult their tax advisors as to the application of the rules governing purging elections to their particular circumstances.
A U.S. Holder that made a timely and effective QEF Election (or a QEF Election along with a purging election) or a MTM Election (an “Electing Shareholder”) generally would not be subject to the adverse PFIC rules discussed above with respect to its Ordinary Shares in connection with the Redomiciliation. As a result, such an Electing Shareholder generally should not recognize gain or loss as a result of the Redomiciliation except to the extent described under “—Effects of Section 367 to U.S. Holders of Ordinary Shares” and subject to the discussion above under “—Tax Effects of the Redomiciliation to U.S. Holders.” If an Electing Shareholder has made a QEF Election, it would instead include annually in gross income its pro rata share of the ordinary earnings and net capital gain of atai and atai LuxCo, whether or not such amounts are actually distributed.
The impact of the PFIC rules on a U.S. Holder of Ordinary Shares may also depend on whether the U.S. Holder has made a mark-to-market election under Section 1296 of the Code. U.S. Holders who hold (actually or

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constructively) stock of a foreign corporation that is classified as a PFIC may annually elect to mark such stock to its market value if such stock is “marketable stock,” generally, stock that is regularly traded on a national securities exchange that is registered with the SEC, including Nasdaq (a “MTM Election”). No assurance can be given that the Ordinary Shares are considered to be marketable stock for purposes of the MTM Election or whether the other requirements of this election are satisfied. If such an election is available and has been made, such U.S. Holders generally will not be subject to the special taxation rules of Section 1291 of the Code discussed herein with respect to their Ordinary Shares in connection with the Redomiciliation or otherwise. Instead, in general, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its Ordinary Shares at the end of its taxable year over its adjusted basis in its Ordinary Shares. The U.S. Holder also will recognize an ordinary loss in respect of the excess, if any, of its adjusted basis in its Ordinary Shares over the fair market value of its Ordinary Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the MTM Election). The U.S. Holder’s basis in its Ordinary Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its Ordinary Shares will be treated as ordinary income. However, if the MTM Election is not made by a U.S. Holder with respect to the first taxable year of its holding period for the PFIC stock, then the Section 1291 rules discussed above will apply to certain dispositions of, distributions on and other amounts taxable with respect to Ordinary Shares, including in connection with the Redomiciliation.
THE PFIC RULES ARE COMPLEX AND THEIR APPLICATION IN CONNECTION WITH THE LUXCO MERGER AND THE DELAWARE CONVERSION DEPEND ON VARIOUS FACTORS IN ADDITION TO THOSE DESCRIBED ABOVE, INCLUDING THE APPLICATION OF THE RULES ADDRESSING CIRCUMSTANCES WHERE THE PFIC RULES AND THE SECTION 367(b) RULES OVERLAP AND THE RULES RELATING TO CONTROLLED FOREIGN CORPORATIONS. ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE CONSEQUENCES TO THEM OF THE PFIC RULES, INCLUDING, WITHOUT LIMITATION, WHETHER A QEF ELECTION (OR A QEF ELECTION ALONG WITH A PURGING ELECTION), A MTM ELECTION OR ANY OTHER ELECTION IS AVAILABLE AND WHETHER AND HOW ANY OVERLAP RULES APPLY, AND THE CONSEQUENCES TO THEM OF ANY SUCH ELECTION OR OVERLAP RULE AND THE IMPACT OF ANY PROPOSED OR FINAL TREASURY REGULATIONS APPLICABLE TO PFICS.
Considerations for U.S. Holders of Making a Withdrawal Request
Generally
Subject to the PFIC rules discussed below, the U.S. federal income tax consequences to a U.S. Holder of Ordinary Shares that makes a Withdrawal Request to receive Cash Compensation for all or a portion of its Ordinary Shares will depend on whether the redemption qualifies as a sale of Ordinary Shares under Section 302 of the Code. If the redemption qualifies as a sale, the tax consequences to such U.S. Holder are as described below under the section entitled “— Taxation of Redemption Treated as a Sale.” If the redemption does not qualify as a sale, a U.S. Holder will be treated as receiving a corporate distribution with the tax consequences to such U.S. Holder as described below under the section entitled “— Taxation of Redemption Treated as a Distribution.”
Whether a redemption of Ordinary Shares qualifies for sale treatment will depend largely on the total number of Ordinary Shares treated as held by the redeemed U.S. Holder before and after the redemption relative to all of the atai stock outstanding both before and after the redemption. The redemption of Ordinary Shares generally will be treated as a sale of Ordinary Shares rather than as a corporate distribution if the redemption (1) is “substantially disproportionate” with respect to the U.S. Holder, (2) results in a “complete termination” of the U.S. Holder’s interest in atai or (3) is “not essentially equivalent to a dividend” with respect to the U.S. Holder. These tests are explained more fully below.
In determining whether any of the foregoing tests result in a redemption qualifying for sale treatment, a U.S. Holder takes into account not only Ordinary Shares actually owned by the U.S. Holder, but also Ordinary Shares that are constructively owned by it under certain attribution rules set forth in the Code. A U.S. Holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any stock that the holder has a right to acquire by exercise of an option.
In order to meet the substantially disproportionate test, the percentage of atai’s outstanding voting stock actually and constructively owned by the U.S. Holder immediately following the redemption of Ordinary Shares must, among

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other requirements, be less than eighty percent (80%) of the percentage of atai’s outstanding voting stock actually and constructively owned by the U.S. Holder immediately before the redemption taking into account redemptions by other holders of Ordinary Shares. There will be a complete termination of a U.S. Holder’s interest if either (1) all of the shares of atai stock actually and constructively owned by the U.S. Holder are redeemed or (2) all of the Ordinary Shares actually owned by the U.S. Holder are redeemed and the U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the U.S. Holder does not constructively own any other Ordinary Shares (including any stock constructively owned by the U.S. Holder as a result of owning stock options). The redemption of Ordinary Shares will not be essentially equivalent to a dividend if the redemption results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in atai. Whether the redemption will result in a meaningful reduction in a U.S. Holder’s proportionate interest in atai will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation where such stockholder exercises no control over corporate affairs may constitute such a “meaningful reduction.”
If none of the foregoing tests is satisfied, then the redemption of Ordinary Shares will be treated as a corporate distribution to the redeemed U.S. Holder and the tax effects to such a U.S. Holder will be as described below under the section entitled “— Taxation of Redemption Treated as a Distribution.”
Taxation of Redemption Treated as a Distribution
Subject to the PFIC rules described below, if the redemption of a U.S. Holder’s Ordinary Shares is treated as a corporate distribution, as discussed above under the section entitled “—Generally,” the amount of cash received in the redemption generally will constitute a dividend for U.S. federal income tax purposes to the extent paid from atai’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of atai’s current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its Ordinary Shares on a per-share basis. Any remaining excess will be treated as gain realized on the sale of Ordinary Shares and will be treated as described below under the section entitled “—Taxation of Redemption Treated as a Sale.” Because atai does not maintain calculations of its earnings and profits under U.S. federal income tax principles, a U.S. Holder should expect all distributions will be reported as dividends for U.S. federal income tax purposes.
Taxation of Redemption Treated as a Sale
Subject to the PFIC rules described below, if the redemption of a U.S. Holder’s Ordinary Shares is treated as a sale, as discussed above under the section entitled “—Generally,” a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash received in the redemption and the U.S. Holder’s adjusted tax basis in the Ordinary Shares redeemed. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period for the Ordinary Shares so disposed of exceeds one year. Long-term capital gains recognized by non-corporate U.S. holders generally will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.
U.S. Holders who hold different blocks of Ordinary Shares (including as a result of holding different blocks purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.
PFIC Considerations in Connection with Making a Withdrawal Request
If (i) atai is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder and (ii) the U.S. Holder did not make a timely and effective QEF Election for atai’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Ordinary Shares (such taxable year as it relates to each U.S. Holder, the “First PFIC Holding Year”) or an MTM Election, then such holder will generally be subject to special rules (the “Default PFIC Regime”) with respect to:
•	any gain recognized by the U.S. Holder on the sale of its Ordinary Shares; and
•
any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of Ordinary Shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for its Ordinary Shares). Under the Default PFIC Regime:

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•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for its Ordinary Shares;
•
the amount of gain allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of the first taxable year in which atai is a PFIC, will be taxed as ordinary income;

•
the amount of gain allocated to other taxable years (or portions thereof) of the U.S. Holder and included in such U.S. Holder’s holding period will be taxed at the highest marginal tax rate in effect for that year and applicable to the U.S. Holder; and

•
an additional amount equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder in respect of the tax attributable to each such other taxable year of such U.S. Holder’s holding period.

ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE TAX CONSEQUENCES TO THEM OF A WITHDRAWAL REQUEST, INCLUDING THE POTENTIAL EFFECTS OF THE PFIC RULES.
Information Reporting and Backup Withholding
Payments of cash to a U.S. Holder as a result of the redemption of Ordinary Shares may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status.
Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and the U.S. Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.
NON-U.S. HOLDERS
As used herein, a “Non-U.S. Holder” is a beneficial owner of an Ordinary Share who or that is, for U.S. federal income tax purposes:
•	a non-resident alien individual, other than certain former citizens and residents of the United States subject to U.S. tax as expatriates;
•	a foreign corporation; or
•	an estate or trust that is not a U.S. Holder.
Effects of the Redomiciliation to Non-U.S. Holders
The Redomiciliation is not expected to result in any U.S. federal income tax consequences to Non-U.S. Holders of Ordinary Shares.
The following describes U.S. federal income tax considerations relating to the ownership and disposition of shares of atai Delaware Common Stock by a Non-U.S. Holder after the Redomiciliation.
Distributions on Shares of atai Delaware Common Stock
In general, any distributions (including constructive distributions, but not including certain distributions of shares or rights to acquire common stock) made to a Non-U.S. Holder of shares of atai Delaware Common Stock, to the extent paid out of atai Delaware’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute U.S. source dividends for U.S. federal income tax purposes and, provided such dividends are not effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States, atai Delaware or other applicable withholding agent will be required to withhold tax from the gross amount of the dividend at a rate of 30%, unless such Non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on IRS Form W-8BEN or W-8BEN-E). Any distribution not constituting a dividend will be

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
treated first as reducing (but not below zero) the Non-U.S. Holder’s adjusted tax basis in its shares of atai Delaware Common Stock and, to the extent such distribution exceeds the Non-U.S. Holder’s adjusted tax basis, as gain realized from the sale or other disposition of the shares of atai Delaware Common Stock, which will be treated as described under “—Sale, Taxable Exchange or Other Taxable Disposition of Shares of atai Delaware Common Stock” below.
The withholding tax described above generally does not apply to dividends paid to a Non-U.S. Holder who provides a completed IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. Instead, such effectively connected dividends will be subject to regular U.S. federal income tax as if the Non-U.S. Holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower applicable treaty rate).
Sale, Taxable Exchange or Other Taxable Disposition of Shares of atai Delaware Common Stock
A Non-U.S. Holder generally will not be subject to U.S. federal income tax (including withholding of U.S. federal income tax) in respect of gain recognized on a sale, taxable exchange or other taxable disposition of its shares of atai Delaware Common Stock, unless:
(i)
the gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States (and, under certain income tax treaties, is attributable to a United States permanent establishment or fixed base maintained by the Non-U.S. Holder);

(ii)	such Non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year of such disposition and certain other requirements are met; and
(iii)
atai Delaware Common Stock constitutes a U.S. real property interest (“USRPI”) as a result of atai Delaware being a “United States real property holding corporation” for U.S. federal income tax purposes (“USRPHC”).

Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates as if the Non-U.S. Holder were a U.S. resident. Any gains described in the first bullet point above of a corporate Non-U.S. Holder may also be subject to an additional “branch profits tax” at a thirty percent (30%) rate (or a lower applicable income tax treaty rate).
A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on gain realized upon the sale or other taxable disposition of atai Delaware Common Stock, which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses
With respect to the third bullet point above, atai Delaware does not expect that it would be a “United States real property holding corporation” immediately after Redomiciliation is completed and/or for the foreseeable future. Because the determination of whether atai Delaware is a USRPHC depends, however, on the fair market value of its USRPIs relative to the fair market value of its non-U.S. real property interests and other business assets, there can be no assurance whether atai Delaware will be a USRPHC immediately after the Redomiciliation or at any time in the future. Even if atai Delaware were to become a USRPHC, gain arising from the sale or other taxable disposition of atai Delaware Common Stock by a Non-U.S. Holder will not be subject to U.S. federal income tax if atai Delaware Common Stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market and such Non-U.S. Holder owned, actually and constructively, 5% or less of atai Delaware Common Stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.
NON-U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE TAX CONSEQUENCES TO THEM OF THE POSSIBILITY OF ATAI DELAWARE’S STATUS AS UNITED STATES REAL PROPERTY HOLDING CORPORATION.

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Considerations for Non-U.S. Holders of Making a Withdrawal Request
Subject to the discussion below under “—Information Reporting Requirements and Backup Withholding,” a Non-U.S. Holder generally will not be subject to U.S. federal income tax (including withholding of U.S. federal income tax) in respect of its receipt of Cash Consideration, unless:
(i)
the receipt of Cash Consideration is effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States (and, under certain income tax treaties, is attributable to a United States permanent establishment or fixed base maintained by the Non-U.S. Holder); or

(ii)	such Non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year of such disposition and certain other requirements are met.
Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates as if the Non-U.S. Holder were a U.S. resident. Any gains described in the first bullet point above of a corporate Non-U.S. Holder may also be subject to an additional “branch profits tax” at a thirty percent (30%) rate (or a lower applicable income tax treaty rate).
Non-U.S. Holders should consult their own tax advisors regarding the application of the foregoing rules in light of their particular facts and circumstances and any applicable procedures or certification requirements.
Information Reporting Requirements and Backup Withholding
Information returns will be filed with the IRS in connection with payments of dividends on and the proceeds from a sale or other disposition of shares of atai Delaware Common Stock. A Non-U.S. Holder may have to comply with certification procedures to avoid such information reporting and backup withholding requirements. The certification procedures required to claim a reduced rate of withholding under a treaty generally will satisfy the certification requirements necessary to avoid backup withholding as well. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a Non-U.S. Holder may be allowed as a credit against such Non-U.S. Holder’s U.S. federal income tax liability and may entitle such Non-U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.
Foreign Account Tax Compliance Act
Sections 1471 through 1474 of the Code and the Treasury Regulations and administrative guidance promulgated thereunder (commonly referred to as “FATCA”) impose withholding of thirty percent (30%) on payments of dividends on or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, atai Delaware Common Stock to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied by, or an exemption applies to, the payee (typically certified as to by the delivery of a properly completed IRS Form W-8BEN or W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on atai Delaware common Stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued. Non-U.S. Holders should consult their tax advisors regarding the effects of FATCA on their ownership and disposition of shares of atai Delaware Common Stock.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
NETHERLANDS TAX CONSIDERATIONS
This section provides general information and highlights key Dutch tax implications for atai shareholders concerning: (1) the LuxCo Merger; and (2) the exercise of withdrawal rights and receipt of Cash Compensation by atai shareholders. It does not aim to cover all potential tax considerations or consequences relevant to atai shareholders, nor does it address the tax implications for type of investor, including those subject to special rules like trusts or similar arrangements. In view of its general nature, this section should be treated with corresponding caution.
This section is based on the tax laws of the Netherlands, the published regulations thereunder and authoritative case law, all in effect on the date of this prospectus, and all of which are subject to change, potentially with retroactive impact. References to “the Netherlands” or “Dutch” pertain solely to the European part of the Kingdom of the Netherlands.
Please note that, in addition to the caveats above, this section explicitly does not describe the Dutch tax consequences for:
(i)
a holder of Ordinary Shares if such holder has a substantial interest (aanmerkelijk belang) or deemed substantial interest (fictief aanmerkelijk belang) in atai within the meaning of Chapter 4 of the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001). Generally, a holder is considered to hold a substantial interest in atai, if such holder alone or, in the case of an individual, together with such holder’s partner for Dutch income tax purposes, or any relatives by blood or marriage in the direct line (including foster children), directly or indirectly, holds (i) an interest of 5% or more of the total issued and outstanding capital of atai or of 5% or more of the issued and outstanding capital of a certain class of shares; (ii) rights to acquire, directly or indirectly, such interest; or (iii) certain profit sharing rights that relate to 5% or more of atai’s annual profits or to 5% or more of atai’s liquidation proceeds. A deemed substantial interest may arise if a substantial interest (or part thereof) has been disposed of, or is deemed to have been disposed of, on a non-recognition basis;

(ii)
a holder of Ordinary shares if Ordinary Shares held by such holder qualify or qualified as a participation (deelneming) for purposes of the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969). Generally, a shareholding of, or right to acquire, 5% or more in atai’s nominal paid-up share capital qualifies as a participation. A holder of Ordinary Shares may also have a participation if (a) such holder does not have a shareholding of 5% or more but a related entity (statutorily defined term) has a participation or (b) atai is a related entity of that holder of Ordinary Shares (statutorily defined term); and

(iii)
a holder of Ordinary Shares which is or who is entitled to the dividend withholding tax exemption (inhoudingsvrijstelling) with respect to any profits derived from Ordinary Shares (as defined in Article 4 of the Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting)). Generally, a holder of Ordinary Shares may be entitled or required to apply, subject to certain other requirements, the dividend withholding tax exemption if it is an entity and holds an interest of 5% or more in atai’s nominal paid-up share capital.

Material Dutch Tax Consequences of the LuxCo Merger
Material Corporate-Level Tax Consequences of the LuxCo Merger in Relation to atai
For Dutch corporate income tax purposes, the relevant step of the Redomiciliation is the LuxCo Merger, where atai is legally merged into atai LuxCo, with the latter entity surviving. The LuxCo Merger should be a taxable transaction for Dutch corporate income tax purposes pursuant to which all assets and liabilities are deemed for Dutch corporate income tax purposes to be transferred at fair market value. Any gain (deemed) realized as a result of such a deemed transfer is generally subject to corporate income tax. Gains or losses on the shareholdings held by atai in various subsidiaries are expected to be tax-exempt by virtue of the Dutch participation exemption regime. Based on the understanding that atai does not hold material assets other than shares in subsidiaries, no adverse Dutch corporate income tax consequences are anticipated as a result of the LuxCo Merger.
Dividend Withholding Tax – LuxCo Merger and Exercise of Withdrawal Rights
Based on current Dutch tax law, the LuxCo Merger should not qualify as a taxable event for purposes of the Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965) and should therefore not be subject to Dutch dividend withholding tax (dividendbelasting), unless a holder of Ordinary Shares exercises its Withdrawal

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Right and receives Cash Compensation. For Cash Compensation payments, Dutch dividend withholding tax should be withheld at a rate of 15% by atai from the Cash Compensation amount that such shareholder is entitled to receive if, and to the extent that, such amount exceeds the average paid-up capital recognized as paid-up on the Ordinary Shares for Dutch dividend withholding tax purposes.
Taxes on Income and Capital Gains – Dutch Resident atai Shareholder
A holder of Ordinary Shares who is resident or deemed to be resident in the Netherlands for purposes of Dutch taxation (a “Dutch Resident”), may be subject to Dutch income tax or Dutch corporate income tax (as applicable) in connection with the exchange of shares pursuant to the LuxCo Merger, depending on the tax regime applicable to such holder.
Taxes on Income and Capital Gains – Non-Dutch Resident atai Shareholder
An atai shareholder that is not a Dutch Resident should not be subject to Dutch income tax in connection with the exchange of shares pursuant to the LuxCo Merger, provided that:
(i)
such holder is, other than by means of shares, not entitled to a share in the profits, or co-entitled to the assets, of an enterprise or deemed enterprise (as defined in the Dutch Income Tax Act 2001 and the Dutch Corporate Income Tax Act 1969, as applicable) which, in whole or in part, is either effectively managed in the Netherlands or carried on through a permanent establishment, a deemed permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise Ordinary Shares are attributable; and

(ii)
in the event the holder is an individual, such holder does not carry out any activities in the Netherlands with respect to Ordinary Shares that go beyond ordinary asset management and does not otherwise derive benefits from Ordinary Shares that are taxable as benefits from miscellaneous activities in the Netherlands.

Other Taxes and Duties
No Dutch VAT or Dutch documentation taxes (commonly referred to as stamp duties) should be payable by a holder of Ordinary Shares in respect of or in connection with the Redomiciliation.
Material Dutch Tax Consequences on the Ownership of Common Stock of atai Delaware that are issued upon the Completion of the Redomiciliation
Taxes on Income and Capital Gains – Dutch Resident Entities
Generally, if a holder of atai Delaware Common Stock is a legal entity that is resident or deemed to be resident in the Netherlands for Dutch corporate income tax purposes (“Dutch Resident Entity”), any income derived from, or capital gains realized on the disposal of, the atai Delaware Common Stock should be subject to Dutch corporate income tax at statutory rates of up to 25.8% in 2025.
Taxes on Income and Capital Gains – Dutch Resident Individuals
If a holder of atai Delaware Common Stock is an individual who is a resident or deemed to be a resident in the Netherlands for Dutch personal income tax purposes (“Dutch Resident Individual”), income or capital gains derived from the atai Delaware Common Stock should generally be subject to Dutch personal income tax at progressive rates (up to a maximum of 49.5% in 2025) if:
•
the atai Delaware Common Stock is attributable to an enterprise from which the holder derives a share of profit, whether as an entrepreneur or as a person with a co-entitlement to the net worth of such enterprise; or

•
the holder performs activities with respect to the atai Delaware Common Stock that go beyond ordinary asset management, or otherwise derives benefits from the Common Stock that are taxable as benefits from miscellaneous activities.

If neither of the above conditions are met, a Dutch Resident Individual should generally be subject to an annual income tax imposed on a deemed return on the fair market value of the atai Delaware Common Stock on January 1 of each calendar year under the regime for savings and investments (inkomen uit sparen en beleggen) provided that

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
the Dutch Resident Individual’s net investment assets exceed a statutory threshold. The net investment assets are determined as the fair market value of the investment assets (including the atai Delaware Common Stock) minus the fair market value of liabilities as of January 1 of the relevant calendar year. If the net investments assets exceed the statutory threshold and irrespective of the actual income or capital gains realized, a deemed return is taxed at a flat rate of 32% (for 2025) under the regime for savings and investments. The provisional deemed returns for 2025 are 0.01% for bank savings, 5.69% for other investments (including the atai Delaware Common Stock), and 2.46% for liabilities. The definitive percentages for 2025 will be published in early 2026 and will apply retroactively to January 1, 2025.
Based on case law of the Dutch Supreme Court, the taxation under the regime for savings and investments, as set out above, may, depending on the facts and circumstances relating to a Dutch Resident Individual, be incompatible with the European Convention on Human Rights. Dutch Resident Individuals that hold atai Delaware Common Stock should consult their own tax advisor to assess whether the taxation in respect of the atai Delaware Common Stock would be compatible with the European Convention on Human Rights.
Non-Residents of the Netherlands
A holder of atai Delaware Common Stock who is neither a Dutch Resident Entity nor a Dutch Resident Individual should not be subject to Dutch income tax on income derived from, or capital gains realized on the disposal of, the atai Delaware Common Stock, provided that:
•
such holder is, other than by means of shares, not entitled to a share in the profits, or co-entitled to the assets, of an enterprise or deemed enterprise that is effectively managed in the Netherlands or carried on through a permanent establishment, deemed permanent establishment, or permanent representative in the Netherlands to which the atai Delaware Common Stock is attributable; and

•
in the case of an individual holder, such holder does not perform activities in the Netherlands with respect to the atai Delaware Common Stock that go beyond ordinary asset management and does not otherwise derive benefits from the atai Delaware Common Stock that are taxable as benefits from miscellaneous activities in the Netherlands.

Gift and Inheritance Taxes
Transfers of atai Delaware Common Stock by way of gift or upon death by a holder who is resident or deemed to be resident in the Netherlands at the time of the gift or death may be subject to Dutch gift or inheritance tax.
A holder who is neither resident nor deemed to be resident in the Netherlands should generally not be subject to Dutch gift or inheritance tax in respect of a transfer of atai Delaware Common Stock, unless:
•
in the case of a gift by an individual who was not resident or deemed to be resident in the Netherlands at the date of the gift, such individual dies within 180 days of the gift while being a resident or deemed to be a resident in the Netherlands;

•	the gift is made under a condition precedent and the holder is a resident or deemed to be a resident in the Netherlands at the time the condition is fulfilled; or
•	the transfer is otherwise construed as a gift or inheritance made by, or on behalf of, a person who is or is deemed to be a resident in the Netherlands at the time of the gift or death.
For purposes of Dutch gift and inheritance tax, a person holding Dutch nationality is deemed to be a resident in the Netherlands if they have been a resident at any time during the ten years preceding the date of the gift or death. For Dutch gift tax purposes, a person not holding Dutch nationality is deemed to be a resident if they have been a resident at any time during the twelve months preceding the date of the gift. Applicable tax treaties may override these deemed residency rules.
Value Added Tax (VAT)
No Dutch VAT should be payable by a holder of atai Delaware Common Stock in respect of any payment for holding or disposing of the atai Delaware Common Stock.
Stamp Duties
No Dutch documentation taxes (stamp duties) should be payable by a holder of atai Delaware Common Stock in respect of any payment for holding or disposing of the atai Delaware Common Stock.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
THE EXTRAORDINARY GENERAL MEETING
General
This proxy statement/prospectus is first being mailed on or about    , 2025 and constitutes notice of the Extraordinary General Meeting for U.S. securities laws purposes.
This proxy statement/prospectus is being provided to atai shareholders as part of a solicitation of proxies by the Board for use at the Extraordinary General Meeting. Shareholders of atai are encouraged to read the entire document carefully, including the annexes to this proxy statement/prospectus, for more detailed information regarding the Acquisition, the Redomiciliation, the Share Purchase Agreement and the transactions contemplated by the Share Purchase Agreement.
Attending the Extraordinary General Meeting
The Extraordinary General Meeting will be held at the offices of NautaDutilh N.V., Beethovenstraat 400, 1082 PR Amsterdam, the Netherlands, at     p.m. (Central European Time) on    , 2025. Our Extraordinary General Meeting will be a “hybrid” meeting of shareholders, meaning that you may attend the meeting either via the Internet at www.virtualshareholdermeeting.com/ATAI2025SM by following the instructions set forth below or in person. We believe this virtual attendance alternative enables increased shareholder participation from locations around the world. We recommend that you log in a few minutes before the meeting to ensure you are logged in when the meeting starts.
Shareholders may attend the Extraordinary General Meeting either virtually, by visiting www.virtualshareholdermeeting.com/ATAI2025SM and entering your 16-digit control number, or in person. If you have questions concerning the Proposals (as defined below), the Extraordinary General Meeting or this proxy statement/prospectus, would like additional copies or need help voting your Ordinary Shares, please contact Innisfree, atai’s proxy solicitor, by calling 877-750-0926 (U.S. and Canada toll-free), 412-232-3651 (international) or 212-750-5833 (banks and brokers).
If you are eligible to attend, and wish to attend, the Extraordinary General Meeting, virtually or in person, or be represented by proxy, you must notify us of your identity and intention to attend the Extraordinary General Meeting by e-mail (addressed to shareholdermeeting@atai.com) or in writing (addressed to atai Life Sciences N.V., Corporate Secretary, Prof. J.H. Bavincklaan 7, 1183 AT Amstelveen, the Netherlands). This notice must be received by us no later than     (Central European Time) on    , 2025 (the “Cut-off Time”). Please see the section called “Who Can Attend the Extraordinary General Meeting?” for more information about how to attend the meeting.
Purpose of the Extraordinary General Meeting
At the Extraordinary General Meeting, each of the following proposals (the “Proposals”) will be on the agenda as a voting item:
1.	Adoption of the Acquisition Proposal.
2.	Adoption of the Share Issuance Proposal.
3.	Adoption of the Director Nominee Proposals.
4.	Adoption of the Governing Document Amendment Proposal.
5.	Adoption of the Redomiciliation Proposal.
6.	Adoption of the Redomiciliation Withdrawal Rights Proposal.
7.	Adoption of the Redomiciliation Share Conversion Proposal.
No business shall be voted on at the Extraordinary General Meeting, except for the Proposals.
This proxy statement/prospectus, including the Share Purchase Agreement attached to this proxy statement/prospectus as Annex A, contains further information with respect to these matters.

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Recommendations of the Board
The Board unanimously recommends that you vote your shares FOR each of the foregoing Proposals. If you properly submit your proxy, your Ordinary Shares will be voted on your behalf as you direct. If not otherwise specified, the Ordinary Shares represented by the proxies received prior to the Cut-off Time will be voted FOR each Proposal.
Ordinary Shares are the only class of securities entitled to receive notice of and vote at meetings of atai’s shareholders. Holders of Ordinary Shares will vote as a single class on all matters presented at the Extraordinary General Meeting. Each Ordinary Share outstanding on the Record Date entitles the holder to one vote at the Extraordinary General Meeting.
Proxies may also be solicited on behalf of the Board, without additional compensation, by atai’s directors, officers and other regular employees. atai has retained Innisfree to assist in soliciting proxies, which it may do by telephone or in person. atai will pay Innisfree a fee of up to $30,000, plus expenses. As a shareholder of record as of the Record Date, you may vote at the Extraordinary General Meeting or by proxy.
Whether or not you plan to attend the Extraordinary General Meeting virtually or in person, please carefully review the accompanying materials and take time to cast your vote as it is important that your Ordinary Shares be represented and voted at the Extraordinary General Meeting. We urge you to promptly submit your proxy by phone, via the Internet, or by signing, dating and returning the enclosed proxy card, or by email (addressed to shareholdermeeting@atai.com). Further instructions will be contained on the proxy card. If you decide to attend the Extraordinary General Meeting, you will be able to vote online or in person, even if you have previously submitted your proxy.
The record date for the Extraordinary General Meeting in respect of our Ordinary Shares is    , 2025. Those who are holders of our Ordinary Shares, or who otherwise have voting rights and/or meeting rights with respect to our Ordinary Shares, on the Record Date, provided that they are recorded as such in our shareholders’ register or in the register maintained by our U.S. transfer agent, Computershare Inc., may attend and, if relevant, vote at the Extraordinary General Meeting (the “Persons with Meeting Rights”).
Persons with Meeting Rights who wish to attend the Extraordinary General Meeting, virtually or in person, or be represented by proxy, must notify us of their identity and intention to attend the Extraordinary General Meeting by e-mail (addressed to shareholdermeeting@atai.com) or in writing (addressed to atai Life Sciences N.V., Corporate Secretary, Prof. J.H. Bavincklaan 7, 1183 AT Amstelveen, the Netherlands). This notice must be received by us no later than     p.m. (Central European Time) on    , 2025. Persons with Meeting Rights who have not complied with this requirement may be refused attendance at the Extraordinary General Meeting. Persons with Meeting Rights may have themselves represented at the Extraordinary General Meeting through the use of a written or electronically recorded proxy. Proxyholders who wish to attend the Extraordinary General Meeting should present a copy of their proxy upon entry to the General Meeting, failing which the proxyholder concerned may be refused entry to the Extraordinary General Meeting.
It is important that your shares be represented, regardless of the number of shares you may hold. We urge you to vote your shares or to submit your proxy. Proxies may be submitted up until     Central European Time on    , 2025 (the “Cut-off Time”) via a toll-free telephone number (call +1-800-690-6903) or over the Internet (visit www.proxyvote.com), as described in further detail in the enclosed materials, or by signing, dating and mailing the proxy card in the enclosed return envelope. Voting your shares or submitting your proxy, as applicable, will be important for the presence of a quorum at the Extraordinary General Meeting and will save us the expense of further solicitation. Submitting a proxy will not prevent you from voting your shares at the Extraordinary General Meeting if you desire to do so, as your proxy is revocable at your option.
If you submit a proxy but do not give voting instructions as to how your Ordinary Shares should be voted on a particular proposal at the Extraordinary General Meeting, your Ordinary Shares will be voted in accordance with the recommendations of the Board stated in this proxy statement/prospectus. Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by (1) delivering a written notice of revocation addressed to atai Life Sciences N.V., Corporate Secretary, Prof. J.H. Bavincklaan 7, 1183 AT Amstelveen, the Netherlands prior to the Cut-off Time, (2) duly executing a proxy bearing a later date and submitting such proxy to the Company prior to the Cut-off Time, (3) granting a subsequent proxy by Internet or by telephone, in each case

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
prior to the Cut-off Time, or (4) attending the Extraordinary General Meeting and voting at the Extraordinary General Meeting. Your last vote or proxy will be the vote or proxy that is counted. Attendance at the Extraordinary General Meeting will not cause your previously granted proxy to be revoked unless you vote or specifically so request.
If on the Record Date you held Ordinary Shares in an account with a brokerage firm, bank or other nominee, then you are a beneficial owner of those Ordinary Shares and hold such Ordinary Shares in “street name,” and these proxy materials will be forwarded to you by that organization. As a beneficial owner, you have the right to direct your broker, bank or other nominee on how to vote the Ordinary Shares held in their account, and the nominee has enclosed or provided voting instructions for you to use in directing it how to vote your Ordinary Shares. The nominee that holds your Ordinary Shares, however, is considered the shareholder of record for purposes of voting at the Extraordinary General Meeting. Because you are not the shareholder of record, you may not vote your Ordinary Shares at the Extraordinary General Meeting unless you bring to the Extraordinary General Meeting a “legal proxy” or “instrument of proxy” confirming your beneficial ownership of the shares as of the Record Date. Whether or not you plan to attend the Extraordinary General Meeting, we urge you to vote by following the voting instructions provided to you to ensure that your vote is counted.
Broadridge will provide NautaDutilh N.V., our Dutch legal counsel, with a tabulation of the votes submitted by proxy prior to the Cut-off Time as described in this proxy statement/prospectus and NautaDutilh N.V. will tabulate the votes cast at the Extraordinary General Meeting by Persons with Meeting Rights attending in person, if any. These tabulations will be provided to the Company.
Quorum Requirement for the Extraordinary General Meeting
A quorum must be present at the Extraordinary General Meeting for any proposal to be voted on. At the Extraordinary General Meeting, at least one-third of the Company’s issued and outstanding Ordinary Shares must be present or represented in order to constitute a quorum for all proposals. This means that at least     Ordinary Shares must be represented by the shareholders present in person at the Extraordinary General Meeting or represented by proxy to have a quorum. Your Ordinary Shares will be counted towards the quorum only if you submit a valid proxy (or one is submitted on your behalf by your bank or brokerage firm) or if you are present or represented in person at the Extraordinary General Meeting. Abstentions have no effect on the adoption of the proposals. Abstentions count for purposes of determining whether a quorum is present.
Votes Required
Assuming a quorum is present:

Proposal 1.	Adoption of the Acquisition Proposal requires the affirmative vote of a majority of the votes cast at the Extraordinary General Meeting, whether in person or represented by proxy.

Proposal 2.	Adoption of the Share Issuance Proposal requires the affirmative vote of a majority of the votes cast at the Extraordinary General Meeting, whether in person or represented by proxy.

Proposal 3.
The Director Nominee Proposals are based on a binding nomination proposed by the Board. Each nominee specified in such binding nomination shall be appointed unless the relevant nomination is overruled by the Extraordinary General Meeting, which would result if at least a majority of two-thirds of the votes cast at the Extraordinary General Meeting, whether in person or represented by proxy, representing more than half of atai’s issued share capital, vote against the appointment.

Proposal 4.	Adoption of the Governing Documents Proposal requires the affirmative vote of a majority of the votes cast at the Extraordinary General Meeting, whether in person or represented by proxy.

Proposal 5.	Adoption of the Redomiciliation Proposal requires the affirmative vote of at least two-thirds of the votes cast at the Extraordinary General Meeting, whether in person or represented by proxy.

Proposal 6.
Adoption of the Redomiciliation Withdrawal Rights Proposal requires the affirmative vote of a majority of the votes cast at the Extraordinary General Meeting, whether in person or represented by proxy.

Proposal 7.	Adoption of the Redomiciliation Share Conversion Proposal requires the affirmative vote of a majority of the votes cast at the Extraordinary General Meeting, whether in person or represented by proxy.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
If no instruction as to how to vote is given (including no instruction to abstain from voting) in an executed, duly returned and not revoked proxy, the proxy will be voted “FOR” (i) the Acquisition Proposal, (ii) the Share Issuance Proposal, (iii) the Director Nominee Proposals, (iv) the Governing Documents Proposal, (v) the Redomiciliation Proposal, (vi) the Redomiciliation Withdrawal Rights Proposal and (vii) the Redomiciliation Share Conversion Proposal.
Abstentions and Broker Non-Votes
An “abstention” represents a shareholder’s affirmative choice to decline to vote on a Proposal. Under Dutch law and the Articles of Association, Ordinary Shares for which the holder thereof abstains from voting will not count as votes cast at the Extraordinary General Meeting for any of the Proposals presented as voting items. Abstentions have no effect on the adoption of Proposals 1 through 7. Abstentions count for purposes of determining whether a quorum is present.
Generally, broker non-votes occur when shares held by a broker in “street name” for a beneficial owner are not voted with respect to a particular proposal because the broker has not received voting instructions from the beneficial owner and lacks discretionary voting power to vote those shares. A broker is entitled to vote shares held for a beneficial owner on routine matters without instructions from the beneficial owner of those shares. On the other hand, absent instructions from the beneficial owner of such shares, a broker is not entitled to vote shares held for a beneficial owner on non-routine matters, which include Proposals 1, 2, 3, 5, 6 and 7.
Under the rules of the New York Stock Exchange and Nasdaq, banks, brokers and other nominees who hold Ordinary Shares in “street name” for their customers have authority to vote on “routine” proposals when they have not received instructions from beneficial owners. Because brokers have discretionary authority to vote on Proposal 4, atai does not expect any broker non-votes with respect to Proposal 4, and broker non-votes, if any, will have no effect on the adoption of Proposal 4.
Broker non-votes do not count for purposes of determining whether a quorum is present.
Failure to Vote
If you are a shareholder of record and you do not sign and return your proxy card or vote over the Internet, by telephone or at the Extraordinary General Meeting, your shares will not be voted at the Extraordinary General Meeting, will not be counted as present at the Extraordinary General Meeting or by proxy at the Extraordinary General Meeting and will not be counted as present for purposes of determining whether a quorum exists.
A shareholder’s failure to vote by proxy or to vote at the Extraordinary General Meeting is not counted as a vote cast and, therefore, will have no effect on the adoption of the Proposals 1 through 7.
Voting by atai’s Directors and Executive Officers
At the close of business on the Record Date, atai’s directors and executive officers were entitled to vote     Ordinary Shares, or approximately    % of the Ordinary Shares issued and outstanding on that date. The directors and executive officers of atai have informed atai that they intend to vote their shares in favor of the adoption of the Proposals 1 through 7.
Revocation of Proxy
If you have executed and returned a proxy, you may revoke your submitted proxy and change your vote prior to the Cut-off Time by:
•	delivering a written notice of revocation addressed to atai Life Sciences N.V., Corporate Secretary, Prof. J.H. Bavincklaan 7, 1183 AT Amstelveen, the Netherlands prior to the Cut-off Time;
•	submitting a duly executed proxy bearing a later date to the Company prior to the Cut-off Time;
•	granting a subsequent proxy through the Internet or telephone, in each case prior to the Cut-off Time; or
•	attending the Extraordinary General Meeting and voting at the Extraordinary General Meeting.
Your most recent proxy card or telephone or Internet proxy is the one that will be counted.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
If your shares are held in “street name,” you may change or revoke your voting instructions by following the specific directions provided to you by your bank, or broker or other nominee, or you may vote in person at the Extraordinary General Meeting by obtaining a “legal proxy” or “instrument of proxy” from your bank, or broker or other nominee, bringing your “legal proxy” or “instrument of proxy” to the Extraordinary General Meeting in order to vote and notifying the Company in writing of your identity and intention to attend the Extraordinary General Meeting (see above under “Who can attend the Extraordinary General Meeting?”).
Proxy Solicitation
The Board is soliciting your proxy in connection with the Extraordinary General Meeting, and atai will bear the cost of soliciting such proxies, including the costs of printing and mailing this proxy statement/prospectus.
Innisfree has been retained to assist with the solicitation of proxies. Innisfree will be paid a fee of up to $30,000, plus certain additional per-service fees, and will be reimbursed for certain fees and expenses for these and other advisory services in connection with the Extraordinary General Meeting. Solicitation initially will be made by mail. Forms of proxies and proxy materials may also be distributed through brokers, banks and other nominees to the beneficial owners of Ordinary Shares, in which case these parties will be reimbursed for their reasonable out-of-pocket expenses. Proxies may also be solicited in person or by telephone, facsimile, electronic mail, or other electronic medium by Innisfree or, without additional compensation, by certain of atai’s directors, officers and employees.
Questions
If you have more questions about the Acquisition or the Redomiciliation or how to submit your proxy, or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card or voting instructions, please contact Innisfree, atai’s proxy solicitor, by calling 877-750-0926 (U.S. and Canada toll-free), 412-232-3651 (international) or 212-750-5833 (banks and brokers), or atai’s Corporate Secretary, at atai’s principal executive offices, atai Life Sciences N.V., Corporate Secretary, Prof. J.H. Bavincklaan 7, 1183 AT Amstelveen, the Netherlands.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
Introduction
On June 2, 2025, atai entered into a Share Purchase Agreement (the “Share Purchase Agreement”) with Beckley Psytech and certain selling shareholders of Beckley Psytech, pursuant to which atai agreed to acquire from the shareholders of Beckley Psytech, excluding atai (the “Sellers”) the entire issued share capital of Beckley Psytech not already owned by atai (“Beckley Shares”) by issuing to the Sellers 105,044,902 Ordinary Shares (the “Consideration Shares”). Prior to the Closing, Beckley Psytech will use all reasonable endeavors to effect the Beckley Carve-Out, pursuant to which Eleusis and its subsidiaries (“Eleusis”) will be carved out from Beckley Psytech by way of a dividend in specie of all of the issued shares in Eleusis such that the shareholders of Beckley Psytech immediately prior to the Beckley Carve-Out shall each receive a pro-rata equity holding in Eleusis (see Note 3). The Closing is expected to be completed in the second half of 2025. Upon completion of the Acquisition, Beckley Psytech and its subsidiaries (“Beckley Group”) will be wholly-owned subsidiaries of atai. Upon the completion of the Acquisition, the Combined Group will be renamed to “Atai Beckley N.V.”
Concurrently with the execution of the Share Purchase Agreement, on June 2, 2025, atai entered into subscription agreements relating to the purchase of (i) 9,993,341 Ordinary Shares for a purchase price of $1.84 per share and (ii) pre-funded warrants (the “June Pre-Funded Warrants”) to purchase 6,311,006 Ordinary Shares with an exercise price of $0.01, for a purchase price of $1.84 per share less the exercise price of $0.01 per share, resulting in aggregate gross proceeds to atai of approximately $29.9 million (the “June PIPE Financing”). Additionally, on July 1, 2025, atai entered into subscription agreements relating to the purchase of (i) 18,264,840 Ordinary Shares and (ii) pre-funded warrants (collectively with the June Pre-Funded Warrants, the “Pre-Funded Warrants”) to purchase 4,566,210 Ordinary Shares with an exercise price of $0.01, for a purchase price of $2.19 per share less the exercise price of $0.01 per share, resulting in aggregate gross proceeds to atai of approximately $50.0 million (the “July PIPE Financing” and together with June PIPE Financing, the “PIPE Financings”).
Additionally, on August 13, 2025 atai and Beckley Psytech entered into a senior promissory note (the “Promissory Note”), pursuant to which atai will advance an aggregate principal amount of up to $10.0 million to Beckley Psytech to be used for the achievement of certain development milestones of BPL-003 (see Note 1, Promissory Note).
Furthermore, atai is expected to effect the Redomiciliation, pursuant to which (i) atai will merge with and into atai LuxCo (the “LuxCo Merger”), a newly formed Luxembourg public limited liability company (société anonyme), with atai LuxCo surviving, and all Ordinary Shares will be cancelled and exchanged for atai LuxCo Common Stock on a one-for-one basis; and (ii) atai LuxCo will subsequently convert from a Luxembourg public limited liability company (société anonyme) into atai Delaware, a corporation incorporated under the laws of the State of Delaware, and atai LuxCo will be deregistered from the Luxembourg Register of Commerce and Companies (Registre de Commerce et des Sociétés). The Redomiciliation is expected to be completed before the end of 2025 prior to the Acquisition. See “The Redomiciliation” for further details on the background and reasons for the Redomiciliation. As this is a one-for-one exchange of shares with the same par value, atai does not expect the Redomiciliation to have a material effect on its consolidated financial statements. The Redomiciliation is not expected to have a material effect on atai’s effective tax rate. In connection with the Redomiciliation, atai estimates the related transaction costs to be approximately $3.0 million, with the corresponding effect recognized in the unaudited pro forma condensed combined financial information.
Any atai shareholders who vote against the Redomiciliation and who do not wish to receive atai Luxco Common Stock may exercise their withdrawal rights under Dutch law in connection with the LuxCo Merger and receive cash compensation up to a maximum of $5.0 million in aggregate (see “Conditions to the Redomiciliation”). If the maximum cash compensation under such withdrawal rights is reached, then the pro forma combined balance of cash and cash equivalents will be reduced by $5.0 million and the outstanding shares of the Combined Group will be reduced by 1,173,708 shares using the closing trading price of atai Ordinary Shares on August 4, 2025. As a result, basic and diluted pro forma net loss per share would be $0.11 for the three months ended March 31, 2025 and $2.29 for the year ended December 31, 2024.
The unaudited pro forma condensed combined financial information has been prepared by atai in accordance with Regulation S-X Article 11, Pro Forma Financial Information, as amended by the final rule, Amendments to

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
Financial Disclosures About Acquired and Disposed Business, as adopted by the SEC on May 20, 2020. The following unaudited pro forma condensed combined financial information gives effect to the Acquisition, the PIPE Financings, the Beckley Carve-Out, the Redomiciliation, and other related transactions.
The unaudited pro forma condensed combined balance sheet combines the historical consolidated balance sheet of atai and the historical consolidated statement of financial position of Beckley Psytech, as adjusted for the Beckley Carve-Out (“Adjusted Beckley Psytech”) described in Note 3, as of March 31, 2025, and depicts the accounting for the Acquisition, the PIPE Financings (presented as “PIPE Financings” adjustments), the Redomiciliation, and related transactions (“pro forma balance sheet transaction accounting adjustments”). The unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2025 and for the year ended December 31, 2024 combines the historical consolidated results of atai and the historical consolidated statement of comprehensive loss of Beckley Psytech, as adjusted for Beckley Carve-Out described in Note 3 for those periods and depicts the pro forma balance sheet transaction accounting adjustments for the Acquisition, the PIPE Financings (presented as “PIPE Financings” adjustments), the Redomiciliation and related transactions assuming that those adjustments were made as of January 1, 2024 (“pro forma statements of operations transaction accounting adjustments”). Collectively, pro forma balance sheet transaction accounting adjustments and pro forma statements of operations transaction accounting adjustments are referred to as “transaction accounting adjustments.” These unaudited pro forma condensed combined financial information and related notes have been derived from and should be read in conjunction with:
•
the historical audited consolidated financial statements of atai for the year ended December 31, 2024, and the related notes, and Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in its Annual Report on Form 10-K, filed with the SEC on March 17, 2025 and incorporated by reference;

•
the historical unaudited condensed consolidated financial statements of atai for the three months ended March 31, 2025, and the related notes, and Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in its Quarterly Report on Form 10-Q, filed with the SEC on May 14, 2025 and incorporated by reference;

•	the historical consolidated financial statements of Beckley Psytech for the year ended December 31, 2024 as included within the section entitled “Consolidated Financial Statements of Beckley Psytech”;
•
the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Beckley Psytech” and other financial information relating to atai and Beckley Psytech included elsewhere in this proxy statement/prospectus.

Beckley Psytech’s unaudited historical interim condensed consolidated financial statements for the three months ended and as of March 31, 2025 are not included in this proxy statement/prospectus.
The transaction accounting adjustments to the unaudited pro forma condensed combined financial information is based on the assumptions described in the accompanying notes. The unaudited pro forma condensed combined financial information is not necessarily indicative of the financial position or results of operations in the future periods or the result that actually would have been realized had atai and Beckley Psytech been a combined organization during the specified periods.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF MARCH 31, 2025
(in thousands of dollars)

	Historical
	atai (U.S. GAAP)	Beckley Psytech (IFRS) (Note 2)	Beckley Carve-Out (Note 3)		Adjusted Beckley Psytech	PIPE Financings (Note 4)		Transaction Accounting Adjustments		Pro Forma Combined

Assets

Current assets:
Cash and cash equivalents	$48,287	$395	$(47)	3(a)	$348	$74,773	4(a)	$4,444	8(a)	$127,845
								10,458	8(f)
								(10,465)	8(e)
								(10,000)	8(c)
								10,000	8(g)
Securities carried at fair value	49,917	—	—		—	—		—		49,917
Restricted cash	10,000	—	—		—	—		(10,000)	8(b)	—
Other receivables	—	12,050	(215)	3(a)	11,835	—		(1,377)	8(h.2)	—
								(10,458)	8(f)
Note receivable from Beckley Psytech	—	—	—		—	—		10,000	8(c)	—
								(10,000)	8(j)
Tax receivables	—	14,443	(1,746)	3(a)	12,697	—		—		12,697
Prepaid expenses and other current assets	7,774	—	—		—	—		1,377	8(h.2)	9,151
Total current assets	115,978	26,888	(2,008)		24,880	74,773		(16,021)		199,610
Property and equipment, net	2,682	—			—	—		—		2,682
Property, plant and equipment	—	101	(89)	3(a)	12	—		(12)	8(j)	—
Operating lease right-of-use asset, net	2,905	—	—		—	—		—		2,905
Other investments held at fair value	23,053	—	—		—	—		(3,302)	8(d)	19,751
Other investments	42,079	—	—		—	—		11,867	8(b)	1,600
								(45,417)	8(j)
								1,600	8(j)
								(8,529)	8(j)
Intangible assets	3,157	62,622	(62,622)	3(a)	—	—		490,000	8(j)	3,157
								(490,000)	8(k)
Goodwill	331	—	—		—	—		—		331
Digital assets	4,788	—	—		—	—		—		4,788
Other receivables	—	2,726	(2,726)	3(a)	—	—		—		—
Other assets	810	—	—		—	—		—		810
Total assets	$195,783	$92,337	$(67,445)		$24,892	$74,773		$(59,814)		$235,634

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$2,705	$—	$—		$—	$—		$351	8(h.2)	$3,056
Trade and other payables	—	5,512	(174)	3(a)	5,338	—		(5,338)	8(h.2)	—
Accrued liabilities	8,680	—	—		—	—		4,987	8(h.2)	16,667

See accompanying notes to the unaudited pro forma condensed combined financial information.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

	Historical
	atai (U.S. GAAP)	Beckley Psytech (IFRS) (Note 2)	Beckley Carve-Out (Note 3)		Adjusted Beckley Psytech	PIPE Financings (Note 4)		Transaction Accounting Adjustments		Pro Forma Combined
								3,000	8(l)
Short term loan	—	1,988	—		1,988	—		—		1,988
Note payable to atai	—	—	—		—	—		10,000	8(g)	—
								(10,000)	8(j)
Current portion of lease liabilities	287	—	—		—	—		—		287
Short-term convertible promissory notes and derivative liability - related party	1,205	—	—		—	—		—		1,205
Short-term convertible promissory notes and derivative liability	1,923	—	—		—	—		—		1,923
Current portion of long-term debt	11,366	—	—		—	—		—		11,366
Contingent consideration	—	4,525	—		4,525	—		—		4,525
Other current liabilities	2,335	—	—		—	—		(1,926)	8(b)	409
Total current liabilities	28,501	12,025	(174)		11,851	—		1,074		41,426
Contingent consideration liability - related parties	110	—	—		—	—		—		110
Contingent consideration liabilities	212	2,042	—		2,042	—		—		2,254
Noncurrent portion of lease liabilities	2,587	—	—		—	—		—		2,587
Long-term debt, net	9,300	—	—		—	—		—		9,300
Warrants	—	5,243	—		5,243	—		(5,243)	8(i)	—
Pre-funded warrant liabilities	—	—	—		—	21,503	4(a)	—		21,503
Deferred tax liability	—	386	(386)	3(a)	—	—		—		—
Other liabilities	2,799	—	—		—	—		—		2,799
Total liabilities	43,509	19,696	(560)		19,136	21,503		(4,169)		79,979
Stockholders’ equity:
atai common stock	22,121	—	—		—	3,511	4(a)	502	8(a)	37,313
			—					11,179	8(j)
Share capital	—	13	—		13	—		(13)	8(j)	—
Share premium	—	123,566	(67,491)	3(a)	56,075	—		(56,075)	8(j)	—
Merger reserve	—	41,321	—		41,321	—		(41,321)	8(j)	—
Additional paid-in capital	875,718	—	—		—	51,120	4(a)	3,942	8(a)	1,355,728
								(1,733)	8(h.1)
								1,733	8(j)
								421,750	8(j)
								3,198	8(j)
Accumulated other comprehensive loss	(19,148)	—	—		—	—		—		(19,148)
Cumulative translation adjustment	—	(694)	606	3(a)	(88)	—		88	8(j)	—
Accumulated deficit	(726,638)	(91,565)	—		(91,565)	(1,361)	4(a)	3,793	8(b)	(1,218,459)
								(3,302)	8(d)
								(10,465)	8(e)
								1,733	8(h.1)
								5,243	8(i)

See accompanying notes to the unaudited pro forma condensed combined financial information.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

	Historical
	atai (U.S. GAAP)	Beckley Psytech (IFRS) (Note 2)	Beckley Carve-Out (Note 3)	Adjusted Beckley Psytech	PIPE Financings (Note 4)	Transaction Accounting Adjustments		Pro Forma Combined

						84,589	8(j)
						12,514	8(j)
						(490,000)	8(k)
						(3,000)	8(l)
Total stockholders’ equity attributable to atai Life Sciences N.V. stockholders and Beckley Psytech Limited shareholders	152,053	72,641	(66,885)	5,756	53,270	(55,645)		155,434
Noncontrolling interests	221	—	—	—	—	—		221
Total stockholders’ equity	152,274	72,641	(66,885)	5,756	53,270	(55,645)		155,655
Total liabilities and stockholders’ equity	$195,783	$92,337	$(67,445)	$24,892	$74,773	$(59,814)		$235,634

See accompanying notes to the unaudited pro forma condensed combined financial information.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2025
(in thousands of dollars, except shares and per share amounts)

	Historical
	Atai (U.S. GAAP)	Beckley Psytech (IFRS) (Note 2)	Beckley Carve-Out (Note 3)		Adjusted Beckley Psytech	Transaction Accounting Adjustments		Pro Forma Combined
License revenue	$202	$—	$—		$—	$—		$202
Research and development services revenue	1,353	—	—		—	—		1,353
Total revenue	1,555	—	—		—	—		1,555
Operating expenses:
Research and development	11,328	7,987	(715)	3(b)	7,272	144	9(g)	18,744
General and administrative	10,597	2,762	(214)	3(b)	2,548	98	9(g)	13,243
Total operating expenses	21,925	10,749	(929)		9,820	242		31,987
Loss from operations	(20,370)	(10,749)	929		(9,820)	(242)		(30,432)
Other income (expense), net:
Interest income	186	78	—		78	(51)	9(b)	213
Interest expense	(900)	(63)	—		(63)	—		(963)
Gain on revaluation of warrants	—	3,819	—		3,819	(3,819)	9(e)	—
Benefit from research and development tax credit	28	—	—		—	—		28
Change in fair value of assets and liabilities, net	(5,497)	—	—		—	(519)	9(d)	(6,016)
Change in fair value of digital assets	(212)	—	—		—	—		(212)
Foreign exchange gain, net	456	—	—		—	—		456
Net income (loss) before income taxes	(26,309)	(6,915)	929		(5,986)	(4,631)		(36,926)
Benefit from (provision for) income taxes	(156)	3,354	(128)	3(b)	3,226	—		3,070
Net loss	(26,465)	(3,561)	801		(2,760)	(4,631)		(33,856)
Net loss attributable to noncontrolling interests	(34)	—	—		—	—		(34)
Net loss attributable to common stockholders	$(26,431)	$(3,561)	$801		$(2,760)	$(4,631)		$(33,822)
Net loss per share attributable to common stockholders — basic and diluted	$(0.15)							$(0.11)	9(k)
Weighted average common shares outstanding — basic and diluted	176,271,176							310,721,960	9(k)

See accompanying notes to the unaudited pro forma condensed combined financial information.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2024
(in thousands of dollars, except shares and per share amounts)

	Historical
	atai (GAAP)	Beckley Psytech (IFRS) (Note 2)	Beckley Carve-Out (Note 3)		Adjusted Beckley Psytech	PIPE Financings (Note 4)		Transaction Accounting Adjustments		Pro Forma Combined
License revenue	$308	$—	$—		$—	$—		$—		$308
Operating expenses:
Research and development	55,455	31,237	(4,685)	3(b)	26,552	—		696	9(g)	82,703
General and administrative	47,544	10,202	(1,215)	3(b)	8,987	1,361	4(b)	145	9(g)	71,502
								10,465	9(f)
								3,000	9(j)
Loss on contingent consideration	—	4,465	—		4,465	—		—		4,465
Total operating expenses	102,999	45,904	(5,900)		40,004	1,361		14,306		158,670
Loss from operations	(102,691)	(45,904)	5,900		(40,004)	(1,361)		(14,306)		(158,362)
Other income (expense), net:
Interest income	778	1,187	—		1,187	—		(414)	9(b)	1,551
Interest expense	(3,124)	—	—		—	—		—		(3,124)
Acquired in-process research and development	—	—	—		—	—		(490,000)	9(i)	(490,000)
Gain on Acquisition	—	—	—		—	—		12,514	9(h)	12,514
Gain on revaluation of warrants	—	5,291	—		5,291	—		(5,291)	9(e)	—
Benefit from research and development tax credit	525	—	—		—	—		—		525
Change in fair value of assets and liabilities, net	(48,879)	—	—		—	—		(3,302)	9(c)	(53,857)
								(1,676)	9(d)
Gain on settlement of pre-existing contract	5,567	—	—		—	—		—		5,567
Gain on dissolution of a variable interest entity	1,166	—	—		—	—		—		1,166
Foreign exchange gain (loss), net	(1,263)	—	—		—	—		—		(1,263)
Other income (expense), net	(484)	—	—		—	—		3,793	9(a)	3,309
Net income (loss) before income taxes	(148,405)	(39,476)	5,900		(33,526)	(1,361)		(498,682)		(681,974)
Benefit from (provision for) income taxes	356	10,713	(903)	3(b)	9,810	—		—		10,166
Losses from investments in equity method investees, net of tax	(2,000)	—	—		—	—		—		(2,000)
Net loss	(150,049)	(28,713)	4,997		(23,716)	(1,361)		(498,682)		(673,808)
Net loss attributable to noncontrolling interests	(780)	—	—		—	—		—		(780)
Net loss attributable to common stockholders	$(149,269)	$ (28,713)	$4,997		$ (23,716)	$ (1,361)		$ (498,682)		$(673,028)
Net loss per share attributable to common stockholders — basic and diluted	$(0.93)									$(2.28)	9(k)
Weighted average common shares outstanding — basic and diluted	160,159,983									294,610,767	9(k)

See accompanying notes to the unaudited pro forma condensed combined financial information.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
1. Description of the Acquisition
On June 2, 2025, atai, the Sellers and Beckley Psytech entered into the Share Purchase Agreement, pursuant to which atai agreed to acquire the Beckley Shares from the Sellers. Prior to entering into the Share Purchase Agreement, on January 3, 2024 atai (i) entered into a subscription and shareholders’ agreement (the “SSA”) with Beckley Psytech, pursuant to which atai acquired 24,096,385 newly issued series C preferred shares of Beckley Psytech, nominal value £0.0001 per share (the “Series C Shares”), and (ii) received an equity warrant instrument, pursuant to which atai acquired 24,096,385 warrants to purchase an amount of Series C Shares, as well as additional warrants to be issued to atai in the event that Beckley Psytech issues equity or equity linked securities pursuant to a deferred equity arrangement in connection with a prior acquisition made by Beckley Psytech. See below under “Pre-Existing Investment in Beckley Psytech.” As of March 31, 2025, atai holds a 33.6% investment in Beckley Psytech.
Upon Closing, the following will be effected:
•	The entire issued share capital of Beckley Psytech, other than the shares already held by atai, will be exchanged for 105,044,902 Consideration Shares (see Note 7).
•
All options of the ordinary shares in Beckley Psytech (the “Beckley Options”) shall be cancelled at Closing. At atai’s sole discretion, the holders of Beckley Options that are fully vested and deemed to be “in the money” at Closing (the “Vested and In-the-money Beckley Options”) will either receive (i) replacement awards in atai restricted stock units or atai stock options (the “Replacement Awards”) (which shall be fully vested and immediately exercisable, subject to the below lock-up provisions), (ii) Consideration Shares, or (iii) a combination of the foregoing. See below under “Replacement Awards and Consideration Shares.”

•
Subsequent to the Closing, any Beckley Options that are unvested and/or underwater at Closing shall be replaced with an award of equivalent value of atai’s stock pursuant to atai’s incentive plan which shall not reduce or otherwise change the aggregate number of Consideration Shares issued to the Sellers.

•
Prior to the Closing, atai and the Sellers will use all reasonable endeavors to effect the Beckley Carve-Out. Upon completion of the Beckley Carve-Out, the ownership of Eleusis will be carved out to the existing shareholders of Beckley Psytech on a pro-rata basis consistent with the shareholders’ then outstanding issued share ownership of Beckley Psytech. See Note 3 below.

Replacement Awards and Consideration Shares
The Share Purchase Agreement contains provisions relating to the treatment of the holders of Beckley Options (the “Beckley Optionholders”). Any Beckley Optionholders that holds Vested and In-the-money Beckley Options at Closing shall, at atai’s sole discretion, either be given (i) Replacement Awards, (ii) Consideration Shares (with such number of Consideration Shares issued being adjusted to reflect the payment by atai of certain employment taxes arising on the cancellation of Beckley Options in exchange for Consideration Shares and the exercise price of such options), or (iii) a combination of the foregoing. Any issuance of (i) Consideration Shares or (ii) granting of the Replacement Awards to Beckley Optionholders shall reduce the aggregate number of 105,044,902 Consideration Shares to be issued to the Sellers upon the Closing. Since the Vested and In-the-money Beckley Options would be replaced with either Replacement Awards or Consideration Shares, this would lead to different outcomes regarding the total purchase consideration. To illustrate these potential outcomes, management discloses separate scenarios for the estimated purchase consideration in Note 7.
Consideration Shares and any Replacement Awards will be subject to a lock-up period whereby 1/12th of the Consideration Shares held by the Sellers following Closing shall be released from the lock-up each calendar month, resulting in all of the Consideration Shares then held by the Sellers being freely transferable on the 13th month following Closing.
Pre-Existing Investment in Beckley Psytech
In January 2024, atai and Beckley Psytech entered into (i) the SSA, pursuant to which atai acquired a total of 24,096,487 newly issued Series C Shares and (ii) a secondary sale purchase agreement (“Secondary Sale SPA”), pursuant to which atai acquired a total of 11,153,246 ordinary shares of Beckley Psytech, all of which were

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
re-designated into Series C Shares. Additionally, in connection with the SSA, atai executed a deferred payment escrow agreement (the “Escrow Agreement”), deposited $15.0 million into an escrow account in exchange for a corresponding number of Series C Shares, and recognized a contingent forward liability of $2.9 million within Other current liabilities in its historical consolidated balance sheet related to the fair value of 9,036,144 Series C Shares (the “Deferred Shares”). Under the terms of the Escrow Agreement, Beckley Psytech could initially draw down up to $5.0 million from the escrow account, with the remaining balance to be drawn on April 1, 2025. In October 2024, Beckley Psytech drew down $5.0 million from the escrow account and the associated contingent forward liability of $1.0 million was derecognized. Subsequently, in April 2025, Beckley Psytech drew down $10.0 million from the escrow account and the associated contingent forward liability of $1.9 million was derecognized. As of March 31, 2025, atai had a total pre-existing investment in Beckley Psytech of 33.6%. The investment in Beckley Psytech Series C Shares is accounted for in accordance with the alternative measurement under Accounting Standards Codification (“ASC”) 321, Investments–Equity Securities (“ASC 321”) and included in Other investments in atai’s historical consolidated balance sheet.
Additionally, in connection with the SSA, on January 3, 2024, atai entered into an agreement with Beckley Psytech (the “Initial Warrant Agreement”) pursuant to which it received warrants to purchase 24,096,385 Series C Shares (the “Beckley Warrants”), which were accounted for under the alternative measurement in accordance with ASC 321 and included in Other investments in atai’s historical consolidated balance sheet.
Pursuant to the Initial Warrant Agreement, atai also received the right to additional warrants (the “Additional Beckley Warrants”) to purchase Series C Shares in the event Beckley Psytech issued equity or equity linked securities pursuant to a deferred equity arrangement in connection with Beckley Psytech’s prior acquisition of Eleusis. The Additional Beckley Warrants meet the definition of a derivative instrument under ASC 815, Derivatives and Hedging (“ASC 815”), and were included in Other investments held at fair value in atai’s historical consolidated balance sheet, with subsequent changes in fair value being reflected through atai’s historical consolidated statements of operations in the Change in fair value of assets and liabilities, net. In May 2024, Beckley Psytech issued equity pursuant to the deferred equity arrangement, and atai received 4,393,400 of Additional Beckley Warrants. As of March 31, 2025, atai had an aggregate 28,489,785 of Beckley Warrants in a carrying amount of $8.5 million, and the fair value of the derivative instrument representing the expected Additional Beckley Warrants of $3.3 million.
Pursuant to the Initial Warrant Agreement, the Beckley Warrants and the Additional Beckley Warrants, to the extent unexercised, will automatically lapse and be cancelled in connection with the Acquisition. As of March 31, 2025, no Beckley Warrants or Additional Beckley Warrants have been exercised.
Break Fee
The Share Purchase Agreement contains certain termination rights in favor of atai in circumstances where (a) certain milestones are not met relating to Beckley Psytech’s Phase 2b clinical trial in respect of BPL-003 and the Board changes its recommendation to seek the Shareholder Approval (the “Changed Board Recommendation”), in which case, atai can terminate the Share Purchase Agreement and shall pay a break fee of $4.0 million to Beckley Psytech either in cash or through the issuance of shares in atai to Beckley Psytech, (b) the Shareholder Approval is not obtained by the Longstop Date, in which case atai shall pay a break fee equal to $10.0 million to Beckley Psytech to be settled either in cash or through the issue of shares in atai (or a combination of both) to Beckley Psytech or (c) the Warranty Condition is not satisfied. The Ordinary Shares to be issued will be calculated based on the 20-day volume-weighted average price per share (the “VWAP”) as at the date falling ten days after (a) the date of the Changed Board Recommendation or (b) the Longstop Date. Any party to the Share Purchase Agreement may terminate the Share Purchase Agreement if the Shareholder Approval is not received by the Longstop Date.
For the purposes of this clause, the fee would be paid by atai is referred to as “Break Fee” and the Ordinary Shares that would be issued are referred to as “Break Fee Shares”. The unaudited pro forma condensed combined financial information does not reflect the potential payment related to the Break Fee or Break Fee Shares, as such payments are considered remote and not probable at the time of filing this proxy statement/prospectus.
On July 1, 2025, the milestones referenced above in respect of BPL-003 were met as atai and Beckley Psytech announced positive topline results from the Phase 2b clinical trial.
Closing Conditions
The Closing is subject to the satisfaction of closing conditions, including (i) the approval by atai shareholders of resolutions of atai’s general meeting by the date falling six months following the date of the Share Purchase

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
Agreement, subject to up to two automatic extensions of 90 days in certain circumstances as described in the Share Purchase Agreement and the side letter entered into on August 13, 2025 (as so extended, the “Longstop Date”) to (x) approve the Acquisition (including the issuance of the Consideration Shares to the Sellers), (y) appoint certain director nominees to the Board and (z) change atai’s name to Atai Beckley N.V., and (ii) the warrantors bringing down certain warranties in the Share Purchase Agreement at Closing, subject to a carve-out for any inaccuracies that would not have a material adverse effect in excess of £25,000,000, other than inaccuracies that relate to clinical validity matters relating to the Phase 2b clinical trial of BPL-003, on the Beckley Group.
Registration Rights Agreement
In connection with the Acquisition, the Sellers who will receive Consideration Shares in the Acquisition and that will sign joinders at Closing, will become parties to the Registration Rights Agreement (the “Registration Rights Agreement”), to become effective upon the Closing. Pursuant to the Registration Rights Agreement, atai is required to file a registration statement to register the Consideration Shares within 30 calendar days following the earlier of (i) the closing of the transactions contemplated by the Share Purchase Agreement and (ii) the termination of the Share Purchase Agreement. See “Registration Rights Agreement” under the section “Certain Relationships and Related Party Transactions” for further details.
Promissory Note
On August 13, 2025, atai and Beckley Psytech entered into the Promissory Note, pursuant to which atai will advance an aggregate principal amount of up to $10.0 million to Beckley Psytech to be used for the achievement of certain development milestones of BPL-003. The Promissory Note bears interest at a rate equal to the lesser of 12% per annum and the highest rate permitted by applicable law. The outstanding principal balance of the Promissory Note and all accrued but unpaid interest are due and payable in full on the earlier of (i) the payment of the Break Fee, (ii) three hundred sixty-four days from the date of the first advance, and (iii) the occurrence of an event of default pursuant to the Promissory Note. The Promissory Note and the related interest, if any, will be expected to be effectively settled since such a transaction becomes an intercompany transaction upon the Closing and will be eliminated in the postcombination financial statements of the Combined Group. Therefore, the settlement of the Promissory Note of $10.0 million will be included as part of the purchase consideration (see Note 7).
2. Historical Beckley Psytech
The historical consolidated financial statements of Beckley Psytech as of and for the three months ended March 31, 2025 and as of and for the year ended December 31, 2024 were prepared in pound sterling (“GBP”), the presentational currency, and as of and for the year ended December 31, 2024 in accordance with IFRS accounting standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as of and for the three months ended March 31, 2025 in accordance with International Accounting Standard 34 — Interim Financial Reporting as issued by the IASB. For purposes of preparing the unaudited pro forma condensed combined financial information, all amounts in Beckley Psytech’s historical consolidated statement of financial position as of March 31, 2025 were converted to U.S. Dollar (“USD”) using an exchange rate of 1.2918 USD per GBP at that date. All of Beckley Psytech’s historical consolidated statement of comprehensive loss amounts for the year ended December 31, 2024 were converted to USD using the average exchange rate for the period of 1.2778 USD per GBP. All of Beckley Psytech’s historical consolidated statement of comprehensive loss amounts for the three months ended March 31, 2025 were converted to USD using the average exchange rate for the period of 1.2631 USD per GBP.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
The following tables reflect the conversion of the historical consolidated financial statements of Beckley Psytech to USD.

	Interim Consolidated Statement of Financial Position As of March 31, 2025
	Historical Beckley Psytech (IFRS)	USD Conversion Rate	Historical Beckley Psytech (IFRS)
	(GBP)		(USD)
Assets
Non-current assets
Property, plant and equipment	£78	1.2918	$101
Intangible assets	48,478	1.2918	62,622
Other receivables	2,110	1.2918	2,726
Total Non-current Assets	50,666		65,449
Current assets
Other receivables	9,328	1.2918	12,050
Tax receivables	11,181	1.2918	14,443
Cash and cash equivalents	306	1.2918	395
Total current assets	20,815		26,888
Total assets	£71,481		$92,337
Liabilities and shareholders’ equity
Liabilities
Current liabilities
Trade and other payables	£4,267	1.2918	$5,512
Short term loan	1,539	1.2918	1,988
Contingent consideration	3,503	1.2918	4,525
Total current liabilities	9,309		12,025
Non-current liabilities
Contingent consideration	1,581	1.2918	2,042
Deferred tax liability	299	1.2918	386
Warrants	4,059	1.2918	5,243
Total Non-current liabilities	5,939		7,671
Total liabilities	15,248		19,696
Net assets	56,233		72,641
Issued capital and reserves
Share capital	10	1.2918	13
Share premium	95,656	1.2918	123,566
Merger reserve	31,988	1.2918	41,321
Cumulative translation adjustment	(537)	1.2918	(694)
Accumulated deficit	(70,884)	1.2918	(91,565)
Total equity	£56,233		$72,641

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

	Interim Condensed Consolidated Statement of Comprehensive Loss For the three months ended March 31, 2025
	Historical Beckley Psytech (IFRS)	USD Conversion Rate	Historical Beckley Psytech (IFRS)
	(GBP)		(USD)
Operating expenses:
General and administrative	£(2,187)	1.2631	$(2,762)
Research and development	(6,324)	1.2631	(7,987)
Operating loss	(8,511)		(10,749)
Interest income	62	1.2631	78
Interest expense	(50)	1.2631	(63)
Gain on revaluation of warrants	3,024	1.2631	3,819
Other non-operating income	3,036		3,834
Loss before income taxes	(5,475)		(6,915)
Income tax benefit	2,655	1.2631	3,354
Loss for the period	£(2,820)		$(3,561)

	Consolidated Statement of Comprehensive Loss For the year ended December 31, 2024
	Historical Beckley Psytech (IFRS)	USD Conversion Rate	Historical Beckley Psytech (IFRS)
	(GBP)		(USD)
Operating expenses:
General and administrative	£(7,984)	1.2778	$(10,202)
Research and development	(24,445)	1.2778	(31,237)
Loss on contingent consideration	(3,494)	1.2778	(4,465)
Operating Loss	(35,923)		(45,904)
Interest Income	929	1.2778	1,187
Gain on revaluation of warrants	4,141	1.2778	5,291
Loss before income taxes	(30,853)		(39,426)
Income tax benefit	8,384	1.2778	10,713
Loss for the year	£(22,469)		$(28,713)

3. Adjusted Beckley Psytech
In the unaudited pro forma condensed combined financial information, Adjusted Beckley Psytech is the historical consolidated financial statements of Beckley Psytech after giving effect to the Beckley Carve-Out. The Beckley Carve-Out reflected in the unaudited pro forma condensed combined financial information has been prepared on a “carve-out” basis of accounting. As both atai and the Sellers shall make all reasonable endeavors to effect the Beckley Carve-Out in alignment with the Beckley Carve-Out Steps Plan, and the Acquisition is expected to be consummated subsequent to the completion of the Beckley Carve-Out, management has assessed the Beckley Carve-Out as probable of occurring prior to the Closing. Upon completion of the Beckley Carve-Out, Eleusis will be carved out from Beckley Psytech by way of a dividend in specie of all of the issued shares in Eleusis such that the shareholders of Beckley Psytech immediately prior to the Beckley Carve-Out shall each receive a pro-rata equity holding in Eleusis. As of March 31, 2025, atai held a 33.6% investment in Beckley Psytech. As a result, atai will hold a 33.6% interest in Eleusis, which is recognized at its estimated fair value of $1.6 million in the unaudited pro forma condensed combined financial information.
There has been no allocation for business and support functions, such as expenses for research and development and corporate administrative services, including information technology, finance, legal, insurance, compliance and human resources activities, from Beckley Psytech to Eleusis as these expenses are considered immaterial to the operations of the Combined Group for the periods presented in the unaudited pro forma condensed combined financial information.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
The adjustments included in the unaudited pro forma condensed combined financial information related to the Beckley Carve-Out described above are as follows:
a)	Represents the carrying value of the assets and liabilities of Eleusis as of March 31, 2025 and a corresponding equity contribution of $67.5 million within share premium.
b)	Represents the results of operations of Eleusis for the three months ended March 31, 2025 and the year ended December 31, 2024.
Upon completion of the Beckley Carve-Out, the historical financial results of Eleusis may be reflected in Beckley Psytech’s consolidated financial statements as discontinued operations under IFRS. The transaction accounting adjustments represent the best estimates based on information currently available and may differ from those that may be calculated to report Eleusis as discontinued operations in Beckley Psytech’s consolidated financial statements in future filings.
4. PIPE Financings
Concurrently with the execution of the Share Purchase Agreement, on June 2, 2025 and July 1, 2025, atai entered into the PIPE Financings (see Introduction to the unaudited condensed combined pro forma financial information). The adjustments included in the unaudited pro forma condensed combined balance sheet related to the PIPE Financings described above are as follows:
a)
To reflect the aggregate issuance and sale of 28,258,181 Ordinary Shares and the Pre-Funded Warrants to purchase 10,877,216 Ordinary Shares to the PIPE investors pursuant to subscription agreements, for an aggregate net proceeds of $74.8 million. The proceeds of the PIPE Financings were recorded net of preliminary estimated transaction costs of approximately $5.1 million, of which $1.4 million was allocated to the Pre-Funded Warrants. The Pre-Funded Warrants are determined to be liability-classified. The issuance of Ordinary Shares in connection with the PIPE Financings is recorded at the par value of €0.10 (USD $0.11 at March 31, 2025) per share of $3.5 million, with the remaining net proceeds of $51.1 million recorded in additional paid-in capital. The issuance of the Pre-Funded Warrants is recorded as a warrant liability of $21.5 million, which will be remeasured to fair value at each subsequent reporting period based on the stock price of atai less the exercise price of the Pre-Funded Warrants, and associated estimated transaction costs are reflected as an increase in accumulated deficit of $1.4 million.

b)
To reflect the transaction costs of $1.4 million allocated to the Pre-Funded Warrants as an increase to general and administrative expenses, assuming that the adjustment described in Note 4(a) was made on January 1, 2024.

5. Basis of Pro Forma Presentation
The unaudited pro forma condensed combined financial information has been prepared by management in accordance with Article 11 of Regulation S-X, as amended (“Article 11”), and is presented in USD. The adjustments presented in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an understanding of the Combined Group after the consummation of the Acquisition, the PIPE Financings, the Beckley Carve-Out, the Redomiciliation, and other related transactions.
The unaudited pro forma condensed combined financial information reflects certain adjustments to convert Adjusted Beckley Psytech’s consolidated financial information derived from the historical consolidated financial statements of Beckley Psytech under IFRS to GAAP and to align the financial information with atai’s accounting policies (see Note 8(h)). These adjustments reflect atai’s best estimates based on the information currently available.
The unaudited pro forma condensed combined balance sheet as of March 31, 2025 reflects adjustments that depict the accounting for the Acquisition using the acquisition method of accounting under GAAP, the PIPE Financings, the Beckley Carve-Out, the Redomiciliation, and other related other transactions. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2024 and for the three months ended March 31, 2025 each reflect adjustments that give effect to atai’s results of operations as if those adjustments for the Acquisition, the PIPE Financings, the Beckley Carve-Out, the Redomiciliation, and other related transactions were made on January 1, 2024, the first day of the earliest period presented.
The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Acquisition and other

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
related transactions. In addition, the income tax effects of the transaction accounting adjustments are not expected to be meaningful given the combined entity incurred significant losses during the historical periods presented , and therefore, no income tax adjustments are included in the unaudited pro forma condensed combined financial information. The unaudited pro forma condensed combined financial information constitutes forward-looking information, is subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated and should be read in conjunction with the accompanying notes thereto.
The transaction accounting adjustments are preliminary and are based upon available information and certain assumptions which management believes are reasonable under the circumstances and which are described in the accompanying notes to the unaudited pro forma condensed combined financial information. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined financial information. The final purchase price allocation will be determined when the final purchase consideration has been determined, detailed valuations and any other studies and calculations deemed necessary have been completed. Therefore, the actual amounts recorded as of the completion of the Acquisition may also differ materially from the information presented in this unaudited condensed combined pro forma information as a result of, among other factors, changes in the fair value of atai’s Common Stock, the timing of Closing, and changes in Beckley Psytech’s assets and liabilities that occur prior to the Closing.
6. Accounting Treatment for the Acquisition
The Acquisition is expected to be accounted for using the asset acquisition method in accordance with GAAP because substantially all of the fair value is concentrated in an in process research and development (“IPR&D”) asset, an intangible asset. Under this method of accounting, no goodwill will be recognized. In addition, upon Closing, the equity at risk for Beckley Psytech is not considered sufficient for Beckley Psytech to finance its activities without additional subordinated financial support. As a result, Beckley Psytech will be considered a variable interest entity (“VIE”) at the Closing, and the primary beneficiary of Beckley Psytech will be treated as the accounting acquirer. Upon the consummation of the Acquisition, atai will own 100% of Beckley Psytech and will retain the obligation to absorb the losses and/or receive the benefits of Beckley Psytech that could potentially be significant to Beckley Psytech. As such, atai will be considered the primary beneficiary of Beckley Psytech upon the Closing and therefore, the accounting acquirer.
Cash, working capital and other nominal assets and liabilities of Beckley Psytech will be accounted for at their fair values. The remaining fair value of consideration transferred will be allocated to the IPR&D, based on the fair value as determined by a third-party valuation specialist. Since there will be no goodwill recognized, a gain or loss will be recorded for the difference between the carrying amount of atai’s previously held interest in Series C Shares and the Beckley Warrants and the net amount of Adjusted Beckley Psytech’s identifiable assets and liabilities recognized and measured.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
7. Preliminary Estimated Purchase Consideration
Pursuant to the Share Purchase Agreement, the entire issued share capital of Beckley Psytech, other than the shares already held by atai, will be exchanged for 105,044,902 Consideration Shares at Closing. At atai’s sole discretion, atai could issue Replacement Awards in the form of its stock option or restricted stock unit or Consideration Shares, for all Vested and In-the-money Beckley Options at Closing. Any issuance of Consideration Shares or granting of the Replacement Awards to Beckley Optionholders shall reduce the aggregate number of 105,044,902 Consideration Shares to be issued to the Sellers upon the Acquisition. atai has assumed replacing all Vested and In-the-money Beckley Options in the form of its restricted stock units, subject to the aforementioned lock-up provisions, to be the most likely scenario (the “RSU Consideration Scenario”) at Closing (see Note 1, Replacement Awards and Consideration Shares). The RSU Consideration Scenario is therefore assumed for purposes of this pro forma presentation; however, atai is under no obligation to effectuate the RSU Consideration Scenario, and there can be no guarantee that it will effectuate the RSU Consideration Scenario or that the RSU Consideration Scenario will represent the ultimate mix of consideration to be issued in the Acquisition, which would have an impact on the pro forma presentation herein. Under this RSU Consideration Scenario, the Beckley Optionholders will be entitled to receive 11,359,108 of the total 105,044,902 Consideration Shares, representing the total outstanding Vested and In-the-money Beckley Options at the date of this proxy statement/prospectus after applying the preliminary estimated exchange ratio of 1.3473 pursuant to the Share Purchase Agreement, as Replacement Awards at Closing in the form of atai restricted stock units. The Beckley Optionholders will receive such atai restricted stock units net of the exercise price of the respective Vested and In-the-money Beckley Options and as a result, 7,940,800 atai restricted stock units are assumed to be issued by atai. The following table based on the RSU Consideration Scenario summarizes the estimated preliminary purchase consideration of approximately $500.1 million upon the Closing (in thousands, except shares and per share amounts):

atai Ordinary Shares and atai restricted stock units issued for consideration at Closing(1)	101,626,594
Closing trading price(2)	$4.26
Share consideration issued to the Sellers	$432,929
Settlement of the Promissory Note (see Note 1)	10,000
Reported value of atai’s previously held interest in Beckley Psytech (see Note 8(j))	53,946
Estimated fair value of the assumed Beckley Options at Closing based on pre-combination service (see Note 8(j))	3,198
Total preliminary estimated purchase consideration	$500,073

(1)	A sum of 93,685,794 atai Ordinary Shares and 7,940,800 atai restricted stock units are assumed to be issued at Closing based on the RSU Consideration Scenario.
(2)	The preliminary estimated purchase consideration is based on the closing trading price of atai Ordinary Shares on Nasdaq on August 4, 2025.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
The estimated purchase consideration of the RSU Consideration Scenario in the unaudited pro forma condensed combined financial information was calculated in accordance with the terms of the Share Purchase Agreement using information available as of the date of this proxy statement/prospectus. The final purchase price could significantly differ from the amounts presented in the unaudited pro forma condensed combined financial information due to, among other factors, movements in Ordinary Shares price up to the Closing. A sensitivity analysis related to the fluctuation in the closing trading price of atai Ordinary Shares of $4.26 was performed to assess the impact a hypothetical change of 10% in the closing trading price, would have on the preliminary estimated purchase consideration as of the Closing. The following table shows the change in the closing trading price of Ordinary Shares and resulting preliminary estimated purchase price (in thousands, except shares and per share amounts):

	+10%	-10%
atai Ordinary Shares and atai restricted stock units issued for consideration at Closing(1)	101,626,594	101,626,594
Closing share price with a hypothetical change of 10%	$4.69	$3.83
Share consideration issued to the Sellers	$476,222	$389,636
Settlement of the Promissory Note (see Note 1)	10,000	10,000
Reported value of atai’s previously held interest in Beckley Psytech (see Note 8(j))	53,946	53,946
Estimated fair value of the assumed Beckley Options at Closing based on pre-combination service (see Note 8(j))	3,198	3,198
Total preliminary estimated purchase consideration	$543,366	$456,780

(1)	A sum of 93,685,794 atai Ordinary Shares and 7,940,800 atai restricted stock units are assumed to be issued at Closing based on the RSU Consideration Scenario.
If atai elects to issue atai stock options or Consideration Shares in exchange for all Vested and In-the-money Beckley Options, then the estimated preliminary purchase consideration upon the Closing is determined as follows, respectively (in thousands, except shares and per share amounts):

	All Vested and In-the-money Beckley Options Replaced by atai Stock Options	All Vested and In-the-money Beckley Options Exchanged for Consideration Shares
atai Ordinary Shares issued for consideration at Closing	93,685,794(1)	98,450,263(2)
Closing trading price(3)	$4.26	$4.26
Share consideration issued to the Sellers	$399,101	$419,398
Settlement of the Promissory Note (see Note 1)	10,000	10,000
Reported value of atai’s previously held interest in Beckley Psytech (see Note 8(j))	53,946	53,946
Estimated employment taxes on the cancellation of the Vested and In-the-money Beckley Options in exchange for the Consideration Shares(4)	—	10,037
Estimated fair value of the assumed Beckley Options at Closing based on pre-combination service (see Note 8(j))	43,164	3,198
Total preliminary estimated purchase consideration	$506,211	$496,579

(1)
If atai elects to issue atai stock options in exchange for all Vested and In-the-money Beckley Options, the Sellers will be expected to receive 93,685,794 atai Ordinary shares and the Beckley Optionholders will be expected to receive 11,359,108 atai stock options as Replacement Awards at Closing.

(2)
If atai elects to issue Consideration Shares in exchange for all Vested and In-the-money Beckley Options, the Beckley Optionholders will be entitled to receive 11,359,108 of the total 105,044,902 Consideration Shares at Closing. The Beckley Optionholders will receive such Consideration Shares net of the Beckley Optionholders’ cost to exercise such Beckley Options and the related tax liability and as a result, 4,764,469 Consideration Shares will be expected to be issued by atai.

(3)	The preliminary estimated purchase consideration is based on the closing trading price of atai Ordinary Shares on Nasdaq on August 4, 2025.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
(4)
If atai elects to issue Consideration shares in exchange for all Vested and In-the-money Beckley Options, atai is obligated to pay the related estimated tax liability in respect of each Beckley Optionholders cancelled options to the relevant tax authority, pursuant to the Share Purchase Agreement.

8. Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet
The adjustments and notes included in the unaudited pro forma condensed combined balance sheet as of March 31, 2025, based on preliminary estimates that could change materially as additional information is obtained, are as follows:
Balance Sheet Pro forma Transaction Accounting Adjustments:
atai pro forma transaction accounting adjustments:
a)	To reflect the exercise of 4,566,009 atai stock options for net proceeds of $4.4 million subsequent to March 31, 2025.
b)
To reflect, pursuant to the Escrow Agreement, the drawdown of $10.0 million of funds in the escrow account on April 1, 2025 and the corresponding issuance of 6,024,096 Series C Shares. This adjustment is reflected as an increase to other investments for the fair value of the Series C Shares issued of $11.9 million, a decrease to restricted cash of $10.0 million, a decrease in other current liabilities of $1.9 million reflecting the derecognition of the contingent forward liability associated with the Deferred Shares, and a corresponding gain of $3.8 million as a decrease to accumulated deficit (see Note 1, Pre-Existing Investment in Beckley Psytech).

c)
To reflect the transfer of funds to Beckley Psytech in connection with the issuance of the Promissory Note subsequent to March 31, 2025 as a decrease in cash and cash equivalents of $10.0 million and a corresponding increase in note receivable from Beckley Psytech (see Note 1, Promissory Note).

d)
To reflect the change in fair value of the Additional Beckley Warrants to zero immediately prior to the settlement of the Additional Beckley Warrants upon Closing as a decrease in other investments held at fair value of $3.3 million and a corresponding increase to accumulated deficit. The Additional Beckley Warrants are issuable to atai in the event that Beckley Psytech issues equity or equity linked securities pursuant to a deferred equity arrangement in connection with a prior acquisition made by Beckley Psytech and the Additional Beckley Warrants, to the extent unexercised, will automatically lapse and be cancelled in connection with the Acquisition pursuant to the Initial Warrant Agreement. Therefore, the Additional Beckley Warrants are expected to have a fair value of zero immediately prior to the settlement of the Additional Beckley Warrants upon Closing (see Note 1, Pre-Existing Investment in Beckley Psytech).

e)
To reflect preliminary estimated transaction costs of $10.5 million, not yet reflected in the historical consolidated financial statements of atai, which are expected to be incurred by atai in connection with the Acquisition, such as advisory, legal, regulatory and auditor fees, as a decrease in cash and a corresponding increase in accumulated deficit. Transaction costs incurred by atai are not considered part of the fair value of the identifiable assets and liabilities of the acquired VIE in an asset acquisition and, therefore, are expensed as incurred.

Adjusted Beckley Psytech pro forma transaction accounting adjustments:
f)
To reflect the release of $10.0 million of funds and related accrued interest of $0.5 million recorded in Adjusted Beckley Psytech’s other receivables derived from the historical consolidated financial statements of Beckley Psytech to cash in connection with the drawdown of funds in the escrow account on April 1, 2025, pursuant to the Escrow Agreement (See Note 1, Pre-Existing Investment in Beckley Psytech).

g)
To reflect the receipt of proceeds from atai in connection with the Promissory Note issued subsequent to March 31, 2025, as an increase of $10.0 million in cash and cash equivalents and note payable to atai (see Note 1, Promissory Note).

h)
To reflect the adjustments to convert Adjusted Beckley Psytech’s consolidated financial information from IFRS to GAAP. These adjustments reflect management’s best estimates based upon the information available. The following adjustments have been made to align Adjusted Beckley Psytech’s IFRS consolidated financial information with a basis consistent with GAAP:

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
1.
Under IFRS, Beckley Psytech historically recognized share-based compensation costs for share-based awards with graded-vesting schedules over the requisite service period for each separately vesting portion of the award. Adjustment 8(h.1) reflects the adjustment to recognize the total share-based compensation cost for such share-based awards on a straight-line basis over the requisite service period in accordance with atai’s accounting policy under GAAP. This resulted in a decrease in the additional paid-in capital of $1.4 million and a corresponding decrease in accumulated deficit.

2.	As part of the preparation of the unaudited pro forma condensed combined financial information:
○
$1.4 million of prepayments reflected in Adjusted Beckley Psytech’s other receivables derived from the historical consolidated financial statements of Beckley Psytech were reclassified to prepaid expenses and other current assets to align with the presentation of atai’s historical consolidated financial information;

○
$0.3 million of current liabilities reflected in Adjusted Beckley Psytech’s trade and other payables derived from the historical consolidated financial statements of Beckley Psytech were reclassified to accounts payable to align with the presentation of atai’s historical consolidated financial information; and

○
$5.0 million of accruals reflected in Adjusted Beckley Psytech’s trade and other payables derived from the historical consolidated financial statements of Beckley Psytech were reclassified to accrued liabilities to align with the presentation of atai’s historical consolidated financial information.

i)
To reflect the settlement of the warrant liability recognized in Adjusted Beckley Psytech’s consolidated financial information related to the Beckley Warrants and the Additional Beckley Warrants derived from the historical consolidated financial statements of Beckley Psytech, which will be cancelled upon consummation of the Acquisition, pursuant to the Initial Warrant Agreement (see Note 1, Pre-Existing Investment in Beckley Psytech). This adjustment is reflected as a decrease in the warrant liability of $5.2 million and a corresponding decrease in accumulated deficit.

Acquisition accounting adjustments:
j)	To reflect the asset acquisition and the resulting elimination of the equity of Adjusted Beckley Psytech, based on the RSU Consideration Scenario, as summarized below (in thousands):

Share Consideration issued to the Sellers(1)	$432,929
Settlement of the Promissory Note(2)	10,000
Reported value of atai’s previously held interest in Beckley Psytech(3)	53,946
Estimated fair value of the assumed Beckley Options at Closing based on pre-combination service(4)	3,198
Total preliminary estimated purchase consideration	$500,073
Cash and cash equivalents	20,806
Tax receivables	12,697
Prepaid expenses and other current assets	1,377
Estimated fair value of the investment in Eleusis	1,600
Estimated fair value in-process research and development	490,000
Accounts payable	(351)
Accrued liabilities	(4,987)
Short term loan	(1,988)
Current and noncurrent portion of contingent consideration	(6,567)
Total net assets acquired	512,587
Gain on the Acquisition	$(12,514)

(1)
Represents the aggregate fair value of 93,685,794 newly issued, unregistered shares of atai Ordinary Shares and 7,940,800 atai restricted stock units (subject to the aforementioned lock-up provisions) to be issued to the Sellers as consideration for the Acquisition of $432.9 million based on the RSU Consideration Scenario. The fair value was measured using a closing trading price of atai Ordinary Shares of $4.26 on August 4, 2025, and is subject to fluctuation as the share price of atai Ordinary Shares changes through the date of the Closing (see Note 6).

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
(2)	Represents the settlement of the Promissory Note issued from Beckley Psytech to atai on August 13, 2025 (see Note 1, Promissory Note).
(3)
Represents the carrying value of atai’s previously held equity interests in Beckley Psytech, including the carrying value of atai's pre-existing investment in Series C Shares of $45.4 million and the carrying value of the outstanding Beckley Warrants of $8.5 million (see Note 1, Pre-Existing Investment in Beckley Psytech).

(4)
Represents the estimated acquisition-date fair value of the assumed unvested and underwater Beckley Options attributable to pre-combination service (which amount is determined based on the closing trading price of atai Ordinary Shares on August 4, 2025, the outstanding number of unvested and underwater Beckley Options as of the same date, and the estimated period of service provided by Beckley Optionholders of the awards prior to the Closing) (see Note 1, Description of the Acquisition).

In accordance with ASC 810, atai, being primary beneficiary of Beckley Psytech, a VIE that is not a business, will recognize a gain/loss upon consummation of the Acquisition, representing the difference between (i) the sum of the consideration transferred for the Acquisition and the carrying value of atai’s previously held equity investment in Beckley Psytech, and (ii) the fair value of Adjusted Beckley Psytech’s identifiable assets and liabilities at Closing, including the preliminary estimates of fair value of the acquired IPR&D and atai’s investment in Eleusis.
The fair value of the remaining net assets of Adjusted Beckley Psytech is expected to approximate their carrying values at the time of Closing. The fair value of acquired IPR&D is determined primarily using the income approach, which requires a forecast of all of the expected future cash flows with the following assumptions: net revenue attributable to the IPR&D, operating expenses, and contributory asset charges resulting from applying a terminal growth rate at the end of the discrete period. An estimated discount rate of 16.5% is applied to the projected cash flows of the IPR&D based on the rate of return used by a similar market participant. The preliminary estimate of fair value of acquired IPR&D will likely differ from final amount the Combined Group will calculate after completing a detailed valuation analysis, and the difference could have a material effect on the accompanying unaudited pro forma condensed combined financial information.
k)
To reflect the derecognition of the acquired IPR&D, an intangible asset, with no alternative future use upon consummation of the Acquisition. This adjustment is reflected as a decrease in intangible asset of $490.0 million and a corresponding increase in accumulated deficit.

l)
To reflect preliminary estimated transaction costs of $3.0 million, not yet reflected in the historical consolidated financial statements of atai, which are expected to be incurred by atai in connection with the Redomiciliation, such as advisory, legal and auditor fees, as an increase in accrued liabilities and a corresponding increase in accumulated deficit (see Introduction to the unaudited condensed combined pro forma financial information).

9. Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations
The adjustments included in the unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2025 and for the year ended December 31, 2024, are as follows:
Pro forma notes:
Given that atai has reported net losses and applied a full valuation allowance for the reporting periods presented in the unaudited pro forma condensed consolidated financial information, management assumed an effective income tax rate of 0%. There have not been any identified changes to the income tax positions due to the Acquisition that would result in an incremental tax expense or benefit. Accordingly, no tax-related adjustments have been reflected in the pro forma condensed combined financial information.
Pro forma Transaction Accounting Adjustments:
a)
To reflect the gain on the issuance of Deferred Shares in connection with the drawdown of $10.0 million of funds in the escrow account and the derecognition of the contingent forward liability associated with the Deferred Shares subsequent to March 31, 2025 (see Note 1, Pre-Existing Investment in Beckley Psytech). This adjustment reflects the excess of the fair value of the deferred shares over the escrowed amount of $10.0 million as an increase in other income (expense), net, assuming that the adjustment described in Note 8(b) was made on January 1, 2024.

b)	To reflect the elimination of interest income earned on the escrow account, assuming that the adjustment described in Note 8(f) was made on January 1, 2024.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
c)
To reflect the change in fair value of the Additional Beckley Warrants immediately prior to the settlement the Additional Beckley Warrants upon Closing, assuming that the adjustment described in Note 8(d) was made on January 1, 2024.

d)
To eliminate the change in fair value of the Additional Beckley Warrants recorded in the historical consolidated financial statements of atai, assuming that the warrants will be settled pursuant to the Initial Warrant Agreement as if the adjustment reflecting the accounting for the Acquisition was made on January 1, 2024.

e)
To eliminate the gain on revaluation of Adjusted Beckley Psytech’s warrant liability derived from the historical consolidated financial statements of Beckley Psytech, assuming that the warrants will be settled pursuant to the Initial Warrant Agreement as if the adjustment reflecting the accounting for the Acquisition was made on January 1, 2024.

f)
To reflect atai’s estimated advisory, legal, audit and other costs related to the Acquisition that are not recorded in its historical consolidated financial statements as an increase to general and administrative expenses, assuming that the adjustment described in Note 8(e) was made on January 1, 2024.

g)
To reflect the conversion of Adjusted Beckley Psytech’s stock-based compensation expense derived from the historical consolidated financial statements of Beckley Psytech from IFRS to GAAP, as described in Note 8(h.1)

h)	To reflect the gain on the Acquisition as described in Note 8(j).
i)	To reflect the derecognition of the acquired IPR&D in the Acquisition, as described in Note 8(k).
j)
To reflect atai’s estimated advisory, legal, audit and other costs related to the Redomiciliation that are not recorded in its historical consolidated financial statements as an increase to general and administrative expenses, assuming that the adjustment described in Note 8(l) was made on January 1, 2024.

k)
The pro forma combined basic and diluted net loss per share has been adjusted to reflect the Acquisition and related transactions, including the issuance of atai’s Ordinary Shares and the Pre-Funded Warrants in connection with the PIPE Financings, based on the RSU Consideration Scenario, as if such transactions had occurred on January 1, 2024. For periods in which atai, Beckley Psytech, or the Combined Group reported a net loss, diluted loss per share is the same as basic loss per share, since dilutive potential shares are not assumed to have been issued as their effect would be anti-dilutive.

	For the Three Months Ended March 31, 2025	For the Year Ended December 31, 2024
	Basic and Diluted	Basic and Diluted
	(in thousands, except shares and per share amounts)
Pro forma net loss	$(33,822)	$(673,028)
Weighted average ordinary shares outstanding	176,271,176	160,159,983
Exercise of atai stock options subsequent to March 31, 2025	4,566,009	4,566,009
atai Ordinary Shares issued to the Sellers for consideration	101,626,594	101,626,594
atai Ordinary Shares issued in connection with the PIPE Financings	28,258,181	28,258,181
Pro forma weighted average number of ordinary shares	310,721,960	294,610,767
Pro form net loss per share	$(0.11)	$(2.28)

Assuming atai elects to issue atai stock options in exchange for all Vested and In-the-money Beckley Options, the pro forma weighted average number of ordinary shares as of March 31, 2025 and December 31, 2024 would be 302,781,160 and 286,669,967, respectively, and the pro forma net loss and pro forma combined basic and diluted net loss per share would be $0.03 million and $0.11 for the three months ended March 31, 2025, respectively, and $0.7 million and $2.37 for the year ended December 31, 2024, respectively.
Assuming atai elects to issue Consideration Shares in exchange for all Vested and In-the-money Beckley Options, the pro forma weighted average number of ordinary shares as of March 31, 2025 and December 31, 2024

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
would be 307,545,629 and 291,434,436, respectively, and the pro forma net loss and pro forma combined basic and diluted net loss per share would be $0.03 million and $0.11 for the three months ended March 31, 2025, respectively, and $0.7 million and $2.30 for the year ended December 31, 2024, respectively.
The following table reflects the outstanding dilutive potential shares that are excluded from the calculation of diluted net loss per share due to their anti-dilutive effect based on the RSU Consideration Scenario.

	For the Three Months Ended March 31, 2025	For the Year Ended December 31, 2024
atai unvested restricted stock units	—	719,557
atai options to purchase atai Ordinary Shares	45,429,898	40,042,921
atai HSOP options to purchase atai Ordinary Shares	6,921,829	6,921,829
atai 2018 short-term convertible promissory notes - related parties	2,367,200	2,367,200
atai 2018 short-term convertible promissory notes	3,818,704	3,818,704
Pre-Funded Warrants issued in connection with the PIPE Financings	10,877,216	10,877,216
Assumed Beckley Options to be issued to Beckley Optionholders in connection with the Acquisition	2,744,018	2,744,018
	72,158,865	67,491,445

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INFORMATION ABOUT ATAI
atai is a clinical-stage biopharmaceutical company on a mission to develop highly effective mental health treatments to transform patient outcomes. atai’s pipeline of psychedelic-based therapies includes VLS-01 (buccal film DMT) for treatment-resistant depression (“TRD”) and EMP-01 (oral R-MDMA) for social anxiety disorder, which are in Phase 2 clinical development. atai is also advancing a drug discovery program to identify novel, non-hallucinogenic 5-HT2AR agonists for TRD. These programs aim to address the complex nature of mental health providing commercially scalable interventional psychiatry therapies that can integrate seamlessly into healthcare systems.
atai’s principal offices are located at Prof. J.H. Bavincklaan 7, 1183 AT Amstelveen, the Netherlands, and its telephone number is +31 20 793 2536. atai’s internet address is https://atai.com/. Please note that atai’s internet address is included in this proxy statement/prospectus as an inactive textual reference only. The information contained on atai’s website is not incorporated by reference into this proxy statement/prospectus, the registration statement of which it forms a part or any future documents that may be filed with the SEC and should not be considered part of this proxy statement/prospectus. atai makes available on this website, free of charge, its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports as soon as reasonably practicable after it electronically files or furnishes such materials with or to the SEC. Investors may access these filings in the “Investors” section of atai’s website.
For a more detailed description of the business of atai, see atai’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 17, 2025.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
INFORMATION ABOUT BECKLEY PSYTECH
Overview
Beckley Psytech, incorporated in England and Wales, is a clinical-stage private biopharmaceutical company with headquarters in Oxford, United Kingdom (“UK”).
Founded in 2018, Beckley Psytech is a biotechnology company focused on the development and commercialization of innovative therapeutics in the field of mental health, specifically targeting psychiatric and neurological disorders with high unmet medical need. As of June 30, 2025 Beckley Psytech had approximately 40 full time and three part time employees.
Beckley Psytech’s mission is to develop next-generation psychedelic-based treatments that can be administered in a short clinic visit, are well-tolerated, and deliver rapid, robust, and lasting treatment effects, thereby improving patient outcomes and easing the burden of mental health conditions on individuals, healthcare systems, and society.
Principal Pipeline
The chart below summarizes key information about Beckley Psytech’s programs and pipelines.

BPL–003 is Beckley Psytech’s novel synthetic intranasal formulation of 5-MeO-DMT benzoate. The BPL-003 treatment has been designed to overcome some of the challenges of first-generation psychedelics and existing mental health treatments and produces rapid, robust and lasting treatment effects with a short time in clinic of approximately two hours. Treatment with BPL-003 comprises administration of BPL-003 in a clinical setting, with pre-dose preparation, in-dose safety monitoring and post-dose follow-up provided by healthcare professionals to support patients and ensure the safe use of the compound.
In January 2025 Beckley Psytech announced positive topline data from a Phase 2a study of BPL-003 for Alcohol Use Disorder (“AUD”). AUD is a medical condition characterized by an impaired ability to stop or control alcohol use despite adverse social, occupational, or health consequences. The World Health Organization estimates that around 400 million people suffer with AUD worldwide, with around 3 million deaths each year attributed to the harmful use of alcohol. Currently available pharmacological treatment options are not very effective and some people with alcohol use disorder who wish to abstain from, or reduce, alcohol consumption do not achieve their treatment goal with currently approved treatment options. This contributes to an unmet need for more effective medical treatments.
Beckley Psytech’s study results showed that a single dose of BPL-003 produced meaningful and sustained reductions in alcohol use, with 50% of patients maintaining complete abstinence over the three-month observation period and the mean percentage of heavy drinking days reducing from 56% in the pre-dose period to 13% three-months post-dosing. These results come from Beckley Psytech’s Phase 2a open-label study (n=12) evaluating BPL-003 in combination with relapse prevention cognitive behavioral therapy for moderate-to-severe AUD. BPL-003 was also shown to be well-tolerated, with no serious or severe adverse events reported. Further results are expected be presented later in 2025 and Beckley Psytech plans to use these findings to evaluate future development options for BPL-003 in substance use disorders.
On July 1, 2025 Beckley Psytech reported topline data from its eight-week, quadruple-masked, dose-finding, core stage of the Phase 2b clinical trial evaluating the efficacy and safety of a single dose of BPL-003 (intranasal mebufotenin (5-MeO-DMT) benzoate) in patients with treatment-resistant depression (“TRD”).
The study achieved its primary endpoint as well as all key secondary endpoints. At Day 29, a single 12 mg dose of BPL-003 demonstrated a statistically significant reduction in depressive symptoms, as measured by the

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
Montgomery-Åsberg Depression Rating Scale (“MADRS”), with a mean decrease of 11.1 points from baseline compared to a 5.8 point reduction in the 0.3 mg comparator group (p = 0.0038). For the key secondary efficacy endpoints, a single 8 mg dose of BPL-003 also showed significant improvement at Day 29, with a mean MADRS score reduction of 12.1 points (p=0.0025 for change vs. 0.3 mg control). Notably, both the 8 mg and 12 mg doses of BPL-003 showed statistically significant improvements in MADRS scores as early as one day after dosing, with effects generally maintained to eight weeks.
Safety and efficacy results from this study support the selection of the 8 mg dose of BPL-003 for advancement into Phase 3 clinical studies. atai and Beckley Psytech plan to engage with the U.S. Food and Drug Administration (the “FDA”) regarding the Phase 3 trial design for patients with TRD in the coming months.
The Phase 2b clinical study was conducted at 38 sites across six countries and enrolled a total of 193 patients with moderate-to-severe TRD (defined as non-response to two or more prior treatments in the current depressive episode) (NCT05870540). It is the largest controlled clinical study to investigate mebufotenin and the only blinded Phase 2b study of mebufotenin to include the United States. Patients were randomized to receive a single 12 mg (n=73), 8 mg (n=46), or 0.3 mg comparator (n=74) dose of BPL-003 and were followed for eight weeks with efficacy assessments conducted by centralised, blinded raters using the MADRS at Day 2, Day 8, Day 29 and Day 57.
Follow-up in the eight-week open-label extension (“OLE”) stage of the study is ongoing. The OLE study is designed to evaluate the safety and efficacy of a second 12 mg dose of BPL-003 administered to patients eight weeks after dosing in the core study. 85% of eligible subjects from the core stage of the study have enrolled into the OLE. Data from the OLE study is expected in the third quarter of 2025 and will provide additional insights into the safety and tolerability of repeat dosing, as well as the durability of BPL-003’s antidepressant effect.
Key Efficacy Findings
A single 12 mg dose of BPL-003 led to a mean reduction in MADRS score from baseline of 11.1 compared with 5.8 in the 0.3 mg comparator dose arm (p=0.0038) at Day 29, with the 8 mg dose arm showing a mean MADRS reduction from baseline of 12.1 versus the 0.3mg comparator arm (p=0025) at that same timepoint.
The 8 mg and 12 mg doses of BPL-003 demonstrated statistically equivalent efficacy suggesting the 8 mg dose may be sufficient to achieve therapeutic benefit from a single dose.
The difference in MADRS scores between the 8 mg and 12 mg doses versus the 0.3 mg dose were statistically significant in both active arms from as early as Day 2, with mean MADRS reductions from baseline of 8.8 in the 8 mg group and 8.9 in the 12 mg group observed at that timepoint, compared to a reduction from baseline of 3.9 in the 0.3 mg group. These mean reductions from baseline increased to 11.1 in the 8 mg group and 10.8 in the 12 mg group at Day 8.

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A durable effect was also observed for both higher doses, with the 8 mg group showing a mean reduction of 10.8 points from baseline at Day 57 and the 12 mg group showing a mean reduction of 10.2 points from baseline compared with the 0.3 mg group (5.2 point reduction). These findings highlight the potential of BPL-003 to be a durable treatment for patients with TRD.

BPL-003 0.3 mg (n=74)
BPL-003 8 mg (n=46)
BPL-003 12 mg (n=73)
LS Mean (−SE) Change from Baseline in MADRS Total Score
0
-5
-10
-15
-3.9
-4.7
-5.8
-5.2
-8.9*
-8.8*
-10.8*
-11.1*
-11.1*
-12.1*
-10.2*
-10.8*
* p<0.01 at all timepoints
Baseline
Day 2
Day 8
Day 29
Day 57
Primary endpoint

Key Safety Findings
BPL-003 was generally well-tolerated at all doses. More than 99% of treatment-emergent adverse events were mild or moderate and there were no drug-related serious adverse events.
Dose related increases in administration site discomfort, nausea, headache, blood pressure and anxiety suggest the 8mg dose was better tolerated than the 12mg dose.
No participants in the 12 mg or 8 mg arms had any instance of treatment-emergent suicidal intent or behavior, indicating no suicide-related safety signal observed to date.
The average time to meet readiness for discharge criteria across all arms was within two hours of dosing, with the majority of patients deemed ready for discharge at the 90 minutes post-dose assessment. This, alongside the administration of BPL-003 via a previously FDA-approved nasal spray device, supports the potential of BPL-003 to fit within the existing interventional psychiatry treatment paradigm that has been successfully established by Spravato®.
The study had a low drop-out rate with 90% of patients completing the core study. These findings suggest a favorable tolerability profile which is consistent with earlier Phase 1 and Phase 2a studies of BPL-003, as well as other psychedelic studies within the class.
As of July 2025, and to Beckley Psytech’s knowledge the FDA approved five medications for the treatment of TRD:
•	Aripiprazole (Abilify®) and brexpiprazole (Rexulti®): These are third-generation antipsychotic medications. They may improve depression symptoms by affecting levels of serotonin and norepinephrine.
•
Quetiapine (Seroquel®) and olanzapine (Zyprexa®): These are second-generation antipsychotic medications. Quetiapine is approved as an adjunctive (secondary) treatment to antidepressants for TRD. Olanzapine is approved when combined with fluoxetine (Prozac®). They may improve depression symptoms by affecting dopamine levels.

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•
Esketamine nasal spray (Spravato®): This is a derivative of ketamine. The FDA approved esketamine in 2019 as an adjunct treatment for adults with TRD, in combination with an oral antidepressant. Esketamine can lead to rapid remission of depressive symptoms within two hours of taking it.

To Beckley Psytech’s knowledge, several biopharmaceutical companies are actively pursuing clinical-stage therapies for TRD, including Freedom Biosciences, Supernus Pharmaceuticals, Inc., GH Research PLC, and Compass Pathways PLC.
There are three FDA-approved medications for the treatment of AUD: disulfiram, acamprosate, and naltrexone.
For AUD, potential competitors include Adial Pharmaceuticals Inc., Alkermes PLC, and Indivior PLC.
Employees and Human Capital Management
As of December 31, 2024, Beckley Psytech had 40 employees, 38 of whom are full-time. 31 of Beckley Psytech’s employees are primarily engaged in research and development activities. None of Beckley Psytech’s employees are represented by a labor union or covered by a collective bargaining agreement.
Beckley Psytech recognizes that its employees represent a key driver of its success. To support growth and innovation, Beckley Psytech focuses on attracting and retaining top-tier talent. Beckley Psytech offers competitive compensation, including performance-based incentives, long-term equity awards, and a comprehensive benefits package with health insurance, retirement plans, and paid time off. Beckley Psytech believes its ability to maintain low employee turnover and strong tenure reflects the strength of its organizational culture and employee engagement.
Intellectual Property Overview
Beckley Psytech owns intellectual property, including patents and patent applications, covering aspects of its product candidates and technologies. These include claims relating to compositions of matter, methods of use, and manufacturing processes. Beckley Psytech’s patent portfolio includes filings in the United States and other jurisdictions. Beckley Psytech also relies on trade secrets, know-how, and other proprietary rights. Where applicable, Beckley Psytech may seek patent term extensions or regulatory exclusivity.
Beckley Psytech owns three issued patents in the U.S., fifteen issued patents in Europe, three issued patents in the UK, one issued patent in China, four pending patent applications in the U.S., thirteen pending foreign patent applications across Australia, Brazil, Canada, China, Europe, Israel, Japan, South Korea and New Zealand, four pending PCT patent applications and numerous pending priority/provisional patent applications in the UK and U.S. covering the benzoate salt of 5-methoxy-N,N-dimethyltryptamine (mebufotenin), methods of synthesis, methods of use, crystalline forms and formulations thereof. The aforementioned issued patents are expected to cover BPL-003 until at least 2043 in the U.S. and 2041 in other jurisdictions.
Manufacturing
Beckley Psytech does not own or operate laboratories or manufacturing facilities. It relies on third-party contract development and manufacturing organizations for the production of clinical and preclinical materials. All manufacturing partners are required to comply with current Good Manufacturing Practice (“cGMP”) regulations and are subject to regular oversight and audits.
Competition Overview
Beckley Psytech operates in a highly competitive industry and faces current and potential competition from pharmaceutical and biotechnology companies, academic institutions, and other research organizations worldwide. Competitors may be developing or marketing products that target similar indications or use comparable approaches. Many of these entities may have greater resources, more experience, or broader commercial infrastructure than Beckley Psytech does.
See “Information about Beckley Psytech—Principal Pipeline—Key Efficacy Findings” for more information related to competition regarding the specific product candidates.
Government Regulation and Product Approval
Government authorities in the U.S., at the federal, state and local level, and in other countries, extensively regulate, among other things, the research, development, clinical trials, testing, manufacture, pharmacovigilance, adverse event reporting, recalls, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution,

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marketing, import and export of pharmaceutical products and product candidates such as those Beckley Psytech is developing. The processes for obtaining regulatory approvals in the U.S. and in foreign countries, along with subsequent compliance with applicable statutes and regulations, require the expenditure of substantial time and financial resources.
U.S. Government Regulation
In the U.S., the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act (“FDCA”) and its implementing regulations. In addition, the Drug Enforcement Agency (the “DEA”) administers the Controlled Substances Act (“CSA”), and various state government agencies have regulatory oversight in states where products or product candidates are being manufactured and/or marketed.
Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process, or after approval, may subject an applicant to a variety of administrative or judicial sanctions, or other actions, such as the FDA’s delay in review of, or refusal to approve, a pending new drug application (“NDA”) or a biologics license application, withdrawal of an approval, imposition of a clinical hold or study termination, issuance of Warning Letters or Untitled Letters, mandated modifications to promotional materials or issuance of corrective information, requests for product recalls, consent decrees, corporate integrity agreements, deferred prosecution agreements, product seizures or detentions, refusal to allow product import or export, total or partial suspension, restriction, or imposition of other requirements relating to production or distribution, injunctions, consent decrees, fines, debarment from government contracts and refusal of future orders under existing contracts, exclusion from participation in federal and state healthcare programs, FDA debarment, restitution, disgorgement or civil or criminal penalties, including fines and imprisonment.
FDA Marketing Approval
Obtaining FDA marketing approval for new products may take many years and may require the expenditure of substantial financial resources before FDA determines that a product is safe and effective for a proposed indication or use.
Nonclinical Studies
First, the product must undergo in vitro testing and testing in animals (nonclinical studies). Nonclinical studies include laboratory evaluation of product chemistry, toxicity and formulation, as well as animal studies to assess potential safety and efficacy. Nonclinical tests intended for submission to the FDA to support the safety of a product candidate must be conducted in compliance with Good Laboratory Practices (“GLP”) regulations and the U.S. Department of Agriculture’s Animal Welfare Act.
The data generated from nonclinical studies is used to support the filing of an investigational new drug application (“IND”) under which human studies are conducted. An IND sponsor must submit the results of the nonclinical studies, together with manufacturing information, analytical data and any available ex-U.S. clinical data or relevant literature, among other things, to the FDA as part of an IND. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to one or more proposed clinical trials and places the clinical trial on a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of an IND may not result in the FDA allowing clinical trials to commence. A clinical hold may occur at any time during the life of an IND and may affect one or more specific studies or all studies conducted under the IND.
Furthermore, the FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. Similarly, an Institutional Review Board (“IRB”) can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the product candidate has been associated with unexpected serious harm to patients.
Clinical Studies
Clinical trials involve the administration of the investigational new drug to human subjects under the supervision of qualified investigators in accordance with Good Clinical Practices (“GCP”) requirements, which include the requirement that all research subjects provide their informed consent in writing for their participation in any clinical

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trial along with the requirement to ensure that the data and results reported from the clinical trials are credible and accurate. Clinical trials are conducted under protocols detailing, among other things, the objectives of the trial, the criteria for determining subject eligibility, the dosing plan, the parameters to be used in monitoring safety, the procedure for timely reporting of adverse events, and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. In addition, an IRB at each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution.
Information about certain clinical trials and clinical trial results must be submitted within specific timeframes to the National Institutes of Health for public dissemination on the Clinicaltrials.gov registry. Failure to timely register a covered clinical study or to submit study results as provided for in the law can give rise to civil monetary penalties and also prevent the non-compliant party from receiving future grant funds from the federal government. The government has recently begun enforcing these registration and results reporting requirements against non-compliant clinical trial sponsors.
Human testing is generally conducted under an IND in three phases following GCP regulations:
•	Phase 1 studies evaluate the safety and tolerability of the drug, generally in normal, healthy volunteers;
•
Phase 2 studies evaluate safety and efficacy, as well as appropriate doses; these studies are typically conducted in patient volunteers who suffer from the particular disease or condition that the drug is designed to treat; and

•	Phase 3 studies evaluate safety and efficacy of the product at specific doses in one or more larger pivotal trials.
Interactions with FDA During the Clinical Development Program
Following the clearance of an IND and the commencement of clinical trials, the sponsor will continue to have interactions with the FDA. Progress reports detailing the results of clinical trials must be submitted at least annually to the FDA and more frequently if serious adverse events occur. In addition, IND safety reports must be submitted to the FDA for any of the following: serious and unexpected suspected adverse reactions; findings from other studies or animal or in vitro testing that suggest a significant risk in humans exposed to the product; and any clinically important increase in the occurrence of a serious suspected adverse reaction over that listed in the protocol or investigator brochure.
In addition, sponsors are given opportunities to meet with the FDA at certain points in the clinical development program. Specifically, sponsors may meet with the FDA prior to the submission of an IND (the “pre-IND meeting”), at the end of Phase 2 clinical trial (the “EOP2 meeting”) and before an NDA is submitted (the “pre-NDA meeting”). Meetings at other times may also be requested. These meetings provide an opportunity for the sponsor to share information about the data gathered to date with the FDA and for the FDA to provide advice on the next phase of development. For example, at an EOP2, a sponsor may discuss its Phase 2 clinical trial results and present its plans for the pivotal Phase 3 clinical trial(s) that it believes will support the approval of the new product. Such meetings may be conducted in person, via teleconference/videoconference or written response only with minutes reflecting the questions that the sponsor posed to the FDA and the agency’s responses. The FDA has indicated that its responses, as conveyed in meeting minutes and advice letters, only constitute recommendations and/or advice made to a sponsor and, as such, sponsors are not bound by such recommendations and/or advice. Nonetheless, from a practical perspective, a sponsor’s failure to follow the FDA’s recommendations for design of a clinical program may put the program at significant risk of failure.
NDA Submission
Assuming successful completion of the required clinical testing, an IND sponsor submits the results of the preclinical studies and clinical trials, along with information relating to the product’s chemistry, manufacturing, controls, safety updates, patent information, abuse information and proposed labeling, to the FDA as part of an application requesting approval to market the product candidate for one or more indications. Data may come from company-sponsored clinical trials intended to test the safety and efficacy of a product’s use or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and efficacy of the drug product. The fee required for the submission and review of an application under the Prescription Drug User Fee Act (“PDUFA”) is substantial,

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and the sponsor of an approved application is also subject to an annual program fee assessed based on eligible prescription drug products. These fees are typically adjusted annually, and exemptions and waivers may be available under certain circumstances, such as where a waiver is necessary to protect the public health, where the fee would present a significant barrier to innovation, or where the applicant is a small business submitting its first human therapeutic application for review.
The FDA conducts a preliminary review of all NDAs within 60 days of receipt and must inform the sponsor by that time whether the application is sufficiently complete to permit substantive review. In pertinent part, the FDA’s regulations state that an application “shall not be considered as filed until all pertinent information and data have been received” by the FDA. In the event that FDA determines that an application does not satisfy this standard, it will issue a Refuse to File (“RTF”) determination to the applicant. Typically, an RTF will be based on administrative incompleteness, such as clear omission of information or sections of required information; scientific incompleteness, such as omission of critical data, information or analyses needed to evaluate safety and efficacy or provide adequate directions for use; or inadequate content, presentation, or organization of information such that substantive and meaningful review is precluded. The FDA may request additional information rather than accept an application for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing.
Review of NDAs
After the submission is accepted for filing, the FDA begins an in-depth substantive review of the application. The FDA reviews the application to determine, among other things, whether the proposed product is safe and effective for its intended use, and whether the product is being manufactured in accordance with cGMP regulations.
Under the goals and policies agreed to by the FDA under PDUFA, the FDA has ten months from the filing date in which to complete its initial review of a standard application that is a new molecular entity (“NME”), and six months from the filing date for an NME application with “priority review.” For non-NME NDAs, the ten-month and six-month deadlines are calculated from the date of NDA submission rather than NDA filing. The review process may be extended by the FDA for three additional months to consider new information or in the case of a clarification provided by the applicant to address an outstanding deficiency identified by the FDA following the original submission. Despite these review goals, the NDA review process can be very lengthy, and it is not uncommon for FDA review of an application to extend beyond the PDUFA target action date.
Most innovative drug products (other than biological products) obtain FDA marketing approval pursuant to an NDA submitted under Section 505(b)(1) of the FDCA, commonly referred to as a traditional or “full NDA.” In 1984, with passage of the Hatch-Waxman Act, which established an abbreviated regulatory scheme authorizing the FDA to approve generic drugs based on an innovator or “reference” product, Congress also enacted Section 505(b)(2) of the FDCA, which provides a hybrid pathway combining features of a traditional NDA and a generic drug application. Section 505(b)(2) enables the applicant to rely, in part, on the FDA’s prior findings of safety and efficacy data for an existing product, or published literature, in support of its application.
Section 505(b)(2) NDAs may provide an alternate path to FDA approval for new or improved formulations or new uses of previously approved products that would require new clinical data to demonstrate safety or effectiveness. Section 505(b)(2) permits the filing of an NDA in which the applicant relies, at least in part, on information from studies made to show whether a drug is safe or effective that were not conducted by or for the applicant and for which the applicant has not obtained a right of reference or use. A Section 505(b)(2) applicant may eliminate or reduce the need to conduct certain preclinical or clinical studies, if the applicant can establish that reliance on studies conducted for a previously-approved product is scientifically appropriate. The FDA may also require companies to perform additional studies, including nonclinical and clinical studies, to support the change from the approved product. The FDA may then approve the new product candidate for all or some of the labeled indications for which the referenced product has been approved, as well as for any new indication for which the Section 505(b)(2) NDA applicant has submitted data.
In connection with its review of an application, the FDA will typically submit information requests to the applicant and set deadlines for responses thereto. The FDA will also conduct a pre-approval inspection of the manufacturing facilities for the new product to determine whether the manufacturing processes and facilities comply with cGMPs. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMPs and are adequate to assure consistent production of the product within required specifications.

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The FDA also may inspect the sponsor and one or more clinical trial sites to assure compliance with IND and GCP requirements and the integrity of the clinical data submitted to the FDA. To ensure compliance with cGMPs and GCPs by its employees and third-party contractors, an applicant may incur significant expenditure of time, money and effort in the areas of training, record keeping, production and quality control. The FDA generally accepts data from foreign clinical trials in support of an NDA if the trials were conducted under an IND. If a foreign clinical trial is not conducted under an IND, the FDA nevertheless may accept the data in support of an NDA if the study was conducted in accordance with GCPs and the FDA is able to validate the data through an on-site inspection, if deemed necessary. Although the FDA generally requests that marketing applications be supported by some data from domestic clinical trials, the FDA may accept foreign data as the sole basis for marketing approval if (1) the foreign data are applicable to the U.S. population and U.S. medical practice, (2) the studies were performed by clinical investigators with recognized competence, and (3) the data may be considered valid without the need for an on-site inspection or, if the FDA considers the inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means.
Additionally, the FDA may refer an application, including applications for novel product candidates which present difficult questions of safety or efficacy, to an advisory committee for review, evaluation and recommendation as to whether the application should be approved and under what conditions. Typically, an advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendation of an advisory committee, but it considers such recommendations when making final decisions on approval.
Data from clinical trials are not always conclusive, and the FDA or its advisory committee may interpret data differently than the sponsor interprets the same data. The FDA may also re-analyze the clinical trial data, which could result in extensive discussions between the FDA and the applicant during the review process or delay, limit or prevent regulatory approval. The FDA may not grant approval on a timely basis, or at all.
The FDA also may require submission of a Risk Evaluation and Mitigation Strategy (“REMS”) if the agency determines that a REMS is necessary to ensure that the benefits of the drug product outweigh its risks and to assure the safe use of the product. A REMS can include medication guides, physician communication plans, assessment plans and/or elements to assure safe use, such as restricted distribution methods, patient registries or other risk minimization tools. The FDA determines the requirement for a REMS, as well as the specific REMS provisions, on a case-by-case basis. If the FDA concludes a REMS is needed, the sponsor of the application must submit a proposed REMS, and the FDA will not approve the application without a REMS.
In addition, under the Pediatric Research Equity Act of 2003, as amended and reauthorized, certain NDAs or supplements to an NDA must contain data that are adequate to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults or full or partial waivers from the pediatric data requirements. Unless otherwise required by regulation, the pediatric data requirements do not apply to products with orphan drug designation.
Decisions on NDAs
The FDA reviews an NDA application to determine, among other things, whether the application contains “substantial evidence” to show that the product is safe and effective for its intended use(s). The term “substantial evidence” is defined under the FDCA as “evidence consisting of adequate and well-controlled investigations, including clinical investigations, by experts qualified by scientific training and experience to evaluate the effectiveness of the product involved, on the basis of which it could fairly and responsibly be concluded by such experts that the product will have the effect it purports or is represented to have under the conditions of use prescribed, recommended, or suggested in the labeling or proposed labeling thereof.”
The FDA has interpreted this evidentiary standard to require at least two adequate and well-controlled clinical investigations to establish effectiveness of a new product. Under certain circumstances, however, the FDA has indicated that a single trial with certain characteristics and additional information may satisfy this standard. This approach was subsequently endorsed by Congress in 1998 with legislation providing, in pertinent part, that “If [FDA] determines, based on relevant science, that data from one adequate and well-controlled clinical investigation and confirmatory evidence (obtained prior to or after such investigation) are sufficient to establish effectiveness, the FDA

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may consider such data and evidence to constitute substantial evidence.” This modification to the law recognized the potential for the FDA to find that one adequate and well controlled clinical investigation with confirmatory evidence, including supportive data outside of a controlled trial, is sufficient to establish effectiveness. In December 2019, the FDA issued draft guidance further explaining the studies that are needed to establish substantial evidence of effectiveness. In September 2023, the FDA also issued a draft guidance describing how to demonstrate substantial evidence of effectiveness with one adequate and well-controlled clinical investigation and confirmatory evidence. The FDA has not yet finalized these guidance documents.
After evaluating the application and all related information, including the advisory committee recommendations, if any, and inspection reports of manufacturing facilities and clinical trial sites, the FDA will issue either a Complete Response Letter (“CRL”) or an approval letter. To reach this determination, the FDA must determine that the drug is effective and that its expected benefits outweigh its potential risks to patients. This “benefit-risk” assessment is informed by the extensive body of evidence about the product’s safety and efficacy in the NDA. This assessment is also informed by other factors, including: the severity of the underlying condition and how well patients’ medical needs are addressed by currently available therapies; uncertainty about how the premarket clinical trial evidence will extrapolate to real-world use of the product in the post-market setting; and whether risk management tools are necessary to manage specific risks.
A CRL indicates that the review cycle of the application is complete, and the application will not be approved in its present form. A CRL must specifically identify the deficiencies in the submission, and a sponsor may be required to conduct substantial additional testing or provide additional information in order for the FDA to reconsider the application. The CRL may require additional clinical or other data, additional pivotal Phase 3 clinical trial(s) and/or other significant and time- consuming requirements related to clinical trials, preclinical studies or manufacturing. If a CRL is issued, the applicant will have one year to respond to the deficiencies identified by the FDA, at which time the FDA can deem the application withdrawn or, in its discretion, grant the applicant an additional six-month extension to respond. The FDA has committed to reviewing resubmissions in response to an issued CRL in either two or six months, depending on the type of information included. Even with the submission of this additional information, however, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.
An approval letter, on the other hand, authorizes commercial marketing of the product with specific prescribing information, or labeling, for specific indications. That is, the approval will be limited to the conditions of use (e.g., patient population, indication) described in the FDA-approved labeling. Further, depending on the specific risk(s) to be addressed, the FDA may require that contraindications, warnings or precautions be included in the product labeling; require that post-approval trials, including Phase 4 clinical trials, be conducted to further assess a product’s safety after approval; require testing and surveillance programs to monitor the product after commercialization; or impose other conditions, including distribution and use restrictions or other risk management mechanisms under a REMS which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-marketing trials or surveillance programs. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval.
FDA’s Expedited Review Programs
The FDA is authorized to designate certain products for expedited development or review if they are intended to address an unmet medical need in the treatment of a serious or life-threatening disease or condition. These programs include fast track designation, breakthrough therapy designation, and priority review designation. The purpose of these programs is to provide important new drugs to patients earlier than under standard FDA review procedures.
To be eligible for a fast track designation, the FDA must determine, based on the request of a sponsor, that a product is intended to treat a serious or life-threatening disease or condition and demonstrates the potential to address an unmet medical need. The FDA will determine that a product will fill an unmet medical need if it will provide a therapy where none exists or provide a therapy that may be potentially superior to existing therapy based on efficacy or safety factors. Fast track designation provides additional opportunities for interaction with the FDA’s review team and may allow for a rolling review of NDA components before the completed application is submitted, if the sponsor provides a schedule for the submission of the sections of the NDA, the FDA agrees to accept sections of the NDA

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and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the NDA. In addition, fast track designation may be withdrawn by the sponsor or rescinded by the FDA if the designation is no longer supported by data emerging in the clinical trial process.
A breakthrough therapy is defined as a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The FDA must take certain actions with respect to breakthrough therapies, such as holding timely meetings with and providing advice to the product sponsor, intended to expedite the development and review of an application for approval of a breakthrough therapy.
Finally, the FDA may designate a product for priority review if it is a drug that treats a serious condition and, if approved, would provide a significant improvement in safety or effectiveness. The FDA determines at the time that the marketing application is submitted, on a case-by-case basis, whether the proposed drug represents a significant improvement in treatment, prevention or diagnosis of disease when compared with other available therapies. Significant improvement may be illustrated by evidence of increased effectiveness in the treatment of a condition, elimination or substantial reduction of a treatment-limiting drug reaction, documented enhancement of patient compliance that may lead to improvement in serious outcomes, or evidence of safety and effectiveness in a new subpopulation. A priority review designation is intended to direct overall attention and resources to the evaluation of such applications, and to shorten the FDA’s goal for taking action on a marketing application from ten months to six months.
Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened. Furthermore, fast track designation, breakthrough therapy designation and priority review do not change the standards for approval and may not ultimately expedite the development or approval process.
Accelerated Approval Pathway
In addition, a product studied for its safety and effectiveness in treating serious or life-threatening illnesses and that provides meaningful therapeutic benefit over existing treatments may receive accelerated approval, meaning that it may be approved on (i) the basis of adequate and well-controlled clinical trials establishing that the drug product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or (ii) on an intermediate clinical endpoint that can be measured earlier than irreversible morbidity or mortality (“IMM”) and that is reasonably likely to predict an effect on IMM or other clinical benefits, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA may require a sponsor of a drug receiving accelerated approval to perform post-marketing studies to verify and describe the predicted effect on IMM or other clinical endpoints, and the drug may be subject to expedited withdrawal procedures. Drugs granted accelerated approval must meet the same statutory standards for safety and effectiveness as those granted traditional approval.
The accelerated approval pathway is usually contingent on a sponsor’s agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verify and describe the drug’s clinical benefit. As a result, a therapeutic candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of Phase 4 or post-approval clinical trials to confirm the effect on the clinical endpoint. Failure to conduct required post-approval studies, or to confirm the predicted clinical benefit of the product during post-marketing studies, would allow the FDA to withdraw approval of the drug. All promotional materials for drug products being considered and approved under the accelerated approval program are subject to prior review by the FDA.
In December 2022, the passage of the Food and Drug Omnibus Reform Act (“FDORA”) of 2022 made several changes to the FDA’s accelerated approval program. Among other things, FDORA provides the FDA greater authority to ensure that sponsors begin confirmatory trials promptly, including prior to NDA approval. FDORA also provides the FDA with additional authority to withdraw approval of a product for which confirmatory studies are not completed or are inadequate to demonstrate a satisfactory benefit/risk profile. Scrutiny of the accelerated approval pathway is likely to continue and may lead to legislative and/or administrative changes in the future.

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Post-Approval Requirements
Drugs manufactured or distributed pursuant to FDA approvals are subject to comprehensive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion and reporting of adverse experiences with the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. Certain modifications to the product, including changes in indications or manufacturing processes or facilities, may require the applicant to develop additional data or conduct additional preclinical studies and clinical trials to support the submission to FDA. As previously noted, there also are continuing, annual user fee requirements for any marketed products, as well as new application fees for supplemental applications with clinical data.
The FDA may impose a number of post-approval requirements as a condition of approval of an NDA. For example, the FDA may require post-marketing testing, including Phase 4 clinical trials, and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization.
In addition, FDA regulations require that products be manufactured in specific approved facilities and in accordance with cGMPs. The cGMPs include requirements relating to the organization of personnel, buildings and facilities, equipment, control of components and drug product containers and closures, production and process controls, packaging and labeling controls, holding and distribution, laboratory controls, records and reports and returned or salvaged products. Drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and some state agencies and are subject to periodic unannounced inspections by the FDA for compliance with cGMPs and other laws. Changes to the manufacturing process are strictly regulated and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMPs and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers. Accordingly, manufacturers must continue to expend time, money, and effort in production and quality control to maintain compliance with cGMPs and other aspects of quality control and quality assurance.
The FDA strictly regulates the marketing, labeling, advertising and promotion of drug products that are placed on the market. A product cannot be commercially promoted before it is approved, and approved drugs may generally be promoted only for their approved indications and for use in patient populations described in the product’s approved labeling. Promotional claims must also be consistent with the product’s FDA-approved label, including claims related to safety and effectiveness. The government closely scrutinizes the promotion of prescription drugs in specific contexts such as direct-to-consumer advertising, industry-sponsored scientific and educational activities, and promotional activities involving the Internet and social media. Although physicians may prescribe legally available products for off-label uses, manufacturers may not market or promote such uses.
Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in mandatory revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences of regulatory non-compliance include, among other things:
•	restrictions on, or suspensions of, the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;
•	interruption of production processes, including the shutdown of manufacturing facilities or production lines or the imposition of new manufacturing requirements;
•	fines, warning letters or other enforcement letters or clinical holds on post-approval clinical trials;
•	mandated modification of promotional materials and labeling and the issuance of corrective information;
•	refusal of the FDA to approve pending NDAs or supplements to approved NDAs, or suspension or revocation of product approvals;
•	product seizure or detention, or refusal to permit the import or export of products;
•	injunctions or the imposition of civil or criminal penalties; or
•	consent decrees, corporate integrity agreements, debarment, or exclusion from federal healthcare programs.

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In addition, the distribution of prescription pharmaceutical products is subject to the Prescription Drug Marketing Act (“PDMA”) which regulates the distribution of drugs and drug samples at the federal level and sets minimum standards for the registration and regulation of drug distributors by the states. Both the PDMA and state laws limit the distribution of prescription pharmaceutical product samples and impose requirements to ensure accountability in distribution.
Regulatory Exclusivity and Approval of Follow-on Products
Hatch-Waxman Exclusivity
In addition to enacting Section 505(b)(2) of the FDCA as part of the Hatch-Waxman Amendments to the FDCA, Congress also established an abbreviated regulatory scheme authorizing the FDA to approve generic drugs that are shown to contain the same active ingredients as, and to be bioequivalent to, drugs previously approved by the FDA pursuant to NDAs. To obtain approval of a generic drug, an applicant must submit an abbreviated new drug application (“ANDA”) to the agency. An ANDA is a comprehensive submission that contains, among other things, data and information pertaining to the active pharmaceutical ingredient, bioequivalence, drug product formulation, specifications and stability of the generic drug, as well as analytical methods, manufacturing process validation data and quality control procedures. ANDAs are “abbreviated” because they do not contain preclinical and clinical data to demonstrate safety and effectiveness. Instead, in support of such applications, a generic manufacturer must rely on the preclinical and clinical testing conducted for a drug product previously approved under an NDA, known as the reference listed drug (“RLD”).
Specifically, in order for an ANDA to be approved, the FDA must find that the generic version is identical to the RLD with respect to the active ingredient(s), the route of administration, the dosage form, the strength, and the indications/conditions of use of the drug. At the same time, the FDA must also determine that the generic drug is “bioequivalent” to the innovator drug. Under the statute, a generic drug is bioequivalent to an RLD if “the rate and extent of absorption of the drug do not show a significant difference from the rate and extent of absorption of the listed drug.” Unlike the 505(b)(2) NDA pathway that permits a follow-on applicant to conduct and submit data from additional clinical trials or nonclinical studies in order to support the proposed change(s) to the reference product, the ANDA regulatory pathway does not allow applicants to submit new clinical data other than bioavailability or bioequivalence data.
 Upon approval of an ANDA, the FDA indicates whether the generic product is “therapeutically equivalent” to the RLD in its publication “Approved Drug Products with Therapeutic Equivalence Evaluations,” also referred to as the “Orange Book.” Physicians and pharmacists consider a therapeutic equivalent generic drug to be fully substitutable for the RLD. In addition, by operation of certain state laws and numerous health insurance programs, the FDA’s designation of therapeutic equivalence often results in substitution of the generic drug without the knowledge or consent of either the prescribing physician or patient.
As part of the NDA submission, applicants are required to provide information to the FDA regarding each patent that claims the approved drug product or a method of using the approved drug product. Upon approval of a new drug, each of the patents identified by the NDA applicant is then published in the Orange Book. Drugs listed in the Orange Book can, in turn, be cited by potential follow-on competitors in support of approval of an ANDA or 505(b)(2) NDA.
When an ANDA applicant submits its application to the FDA, it is required to certify to the FDA concerning any patents listed for the RLD in the FDA’s Orange Book. Specifically, the ANDA applicant must certify that: (i) the required patent information has not been filed; (ii) the listed patent has expired; (iii) the listed patent has not expired but will expire on a particular date and approval is sought after patent expiration; or (iv) the listed patent is invalid or will not be infringed by the new product (a “Paragraph IV certification”). Moreover, to the extent that the Section 505(b)(2) NDA applicant is relying on studies conducted for an already approved product, the applicant also is required to certify to the FDA concerning any patents listed for the NDA-approved product in the Orange Book to the same extent that an ANDA applicant would.
If the follow-on applicant does not challenge the innovator’s listed patents, the FDA will not approve the ANDA or 505(b)(2) application until all the listed patents claiming the RLD product have expired. A certification that the follow-on product will not infringe the already approved product’s listed patents, or that such patents are invalid, is called a Paragraph IV certification. If the follow-on applicant submits a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the NDA and patent holders once the ANDA has been accepted for filing by the FDA. The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice of the Paragraph IV certification. The filing of a patent infringement lawsuit within 45 days

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of the receipt of a Paragraph IV certification automatically prevents the FDA from approving the ANDA or 505(b)(2) NDA until the earlier of 30 months, the expiration of the patent, settlement of the lawsuit, or a decision in the infringement case that is favorable to the ANDA or 505(b)(2) applicant.
In addition, an ANDA or 505(b)(2) application also will not be approved until any applicable non-patent regulatory exclusivities listed in the Orange Book for the referenced product have expired. The Hatch-Waxman Amendments to the FDCA provide for a five-year period of regulatory exclusivity within the U.S. to the first applicant to gain approval of an NDA for a new chemical entity (“NCE”). For the purposes of this provision, an NCE is a drug that contains no active moiety that has previously been approved by the FDA in any other NDA. An active moiety is the molecule or ion responsible for the physiological or pharmacological action of the drug substance. In cases where such NCE exclusivity has been granted, an ANDA or 505(b)(2) NDA may not be filed with the FDA until the expiration of five years from the date of the NCE NDA approval, unless the ANDA or 505(b)(2) NDA contains at least one Paragraph IV certification, in which case the ANDA or 505(b)(2) NDA applicant may submit its application four years following the original product approval.
The FDCA also provides for a period of three years of regulatory exclusivity if an NDA or NDA supplement includes reports of one or more new clinical investigations, other than bioavailability or bioequivalence studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application. This three-year exclusivity period often protects changes to a previously approved drug product, such as new indications, dosage forms, route of administration, or combination of ingredients. Three-year exclusivity is available for a drug product that contains a previously approved active moiety, provided the statutory requirement for a new clinical investigation is satisfied. Unlike five-year NCE exclusivity, an award of three-year exclusivity does not block the FDA from accepting ANDAs or 505(b)(2) NDAs seeking approval for generic versions of the drug as of the date of approval of the original drug product; rather, this three-year exclusivity blocks only the final approval of the follow-on application for the same “conditions of approval” protected by the exclusivity.
Five-year and three-year exclusivity also will not delay the submission or approval of a “full” NDA filed under Section 505(b)(1) of the FDCA; however, an applicant submitting a traditional NDA would be required to conduct, or obtain a right of reference to, all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.
Orphan Drug Designation and Exclusivity
Under the Orphan Drug Act, the FDA may grant orphan drug designation to a drug intended to treat a rare disease or condition, which is generally a disease or condition that affects either (i) fewer than 200,000 individuals in the U.S., or (ii) more than 200,000 individuals in the U.S. and for which there is no reasonable expectation that the cost of developing and making available in the U.S. a drug for this type of disease or condition will be recovered from sales in the U.S. for that drug. Legislative proposals are currently being considered that would revise or revoke the second criterion for orphan drug designation – the so-called “cost recovery” pathway – and the FDA is unlikely to use this criterion going forward.
Orphan drug designation must be requested prior to submission of an NDA. A request for orphan drug designation must include: (1) information to show that the prevalence of the disease or condition meets the 200,000 persons threshold; (2) a description of the drug product and the proposed indication or use; and (3) information to show that the drug may be effective for use in the rare disease or condition. After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use will be disclosed publicly by the FDA; FDA’s public database also indicates whether a drug is no longer designated as an orphan drug.
More than one product candidate may receive an orphan drug designation for the same indication, and the same product candidate can be designated for more than one orphan indication. The benefits of orphan drug designation include research and development tax credits and exemption from certain FDA prescription drug user fees. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process if or when an NDA for the product candidate is filed.
If a product that has orphan drug designation subsequently receives the first FDA approval for the indication for which it has such designation, the product is entitled to orphan drug exclusivity, which means that for seven years, the FDA may not approve any other marketing applications for the “same drug” for the same rare disease or condition, with limited exceptions. One exception is if the later application can demonstrate clinical superiority to the drug product with orphan drug exclusivity. Clinical superiority may be shown by greater efficacy, greater safety, or

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a major contribution to patient care. The FDA is required to publish a summary of the clinical superiority findings when a drug is eligible for orphan product exclusivity on the basis of a demonstration of clinical superiority.
For small molecule drugs, “same drug” means a drug that contains the same active moiety. Thus, orphan drug exclusivity does not block the approval of a different drug for the same rare disease or condition, nor does it block the approval of the same drug for different conditions. As a result, the FDA can still approve different drugs for use in treating the same indication or disease. Additionally, if a drug designated as an orphan product receives marketing approval for an indication broader than what was designated, it may not be entitled to orphan drug exclusivity.
A drug with orphan drug exclusivity may lose its exclusivity if the sponsor cannot assure the availability of sufficient quantities of the drug to meet the needs of persons with the disease or condition for which the drug was designated.
In addition, the FDA has finalized guidance indicating that it does not expect to grant any additional orphan drug designation to products for pediatric subpopulations of common diseases. Nevertheless, FDA intends to still grant orphan drug designation to a drug that otherwise meets all other criteria for designation when it prevents, diagnoses or treats either (i) a rare disease that includes a rare pediatric subpopulation, (ii) a pediatric subpopulation that constitutes a valid orphan subset, or (iii) a rare disease that is, in fact, a different disease in the pediatric population as compared to the adult population.
Patent Term Extension
A patent claiming a prescription drug for which FDA approval is granted may be eligible for a limited patent term extension under the FDCA, which permits an extension of the term of the patent of up to five years, to restore patent term lost during product development and the FDA regulatory review. The length of the patent term extension is related to the length of time the drug is under regulatory review while the patent is in force. The extension period granted on a patent covering a new FDA-regulated drug product is typically the sum of (1) one-half of the days in the “testing phase,” i.e., the time between the effective date of the first IND and the date of submission of the NDA; and (2) the number of days in the “review phase,” i.e., between the date of submission of the NDA and the approval date of the NDA.
Reductions can be made for (1) any time during the testing or review phase that occurred prior to issuance of the patent; and (2) any time during which FDA determines after a public petition process, that the NDA applicant did not act with due diligence in seeking approval of its drug product. Patent term extension cannot be used to extend the remaining term of a patent past a total of 14 years from the product’s approval date. In addition, the total patent extension cannot exceed five years.
Only one patent applicable to an approved drug product is eligible for the extension, and the application for the extension must be submitted prior to the expiration of the patent in question. A patent that covers multiple products for which approval is sought can only be extended in connection with one of the marketing approvals. The U.S. Patent and Trademark Office reviews and approves the application for any patent term extension in consultation with the FDA.
Pediatric Exclusivity
Under the Best Pharmaceuticals for Children Act, a sponsor may qualify for “pediatric exclusivity” if the sponsor conducts pediatric studies in response to a Written Request issued by the FDA. Pediatric exclusivity extends by 6 months the period of other regulatory exclusivities, such as orphan drug exclusivity, so long as those exclusivity periods will not expire within 9 months of the award of pediatric exclusivity. For drug products, pediatric exclusivity will also extend by 6 months the preclusive effect of patents on the FDA’s authority to approve certain competitor applications.
To qualify for pediatric exclusivity, a sponsor must conduct studies that fairly respond to a Written Request, which outlines in detail the nature and type of studies that must be conducted. The studies need not show the product to be effective in the pediatric population; so long as the clinical studies are determined to fairly respond to the Written Request, pediatric exclusivity will be awarded. The FDA may issue a Written Request on its own initiative or at the sponsor’s request. A Written Request can include multiple studies in both approved and “off-label” indications.

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Other Regulations of the Healthcare Industry
In addition to FDA regulations governing the marketing of pharmaceutical products, there are various state and federal laws that may restrict business practices in the biopharmaceutical industry. These include the following:
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The federal Anti-Kickback laws and implementing regulations, which prohibit persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce either the referral of an individual, or furnishing or arranging for a good or service, for which payment may be made under federal healthcare programs such as the Medicare and Medicaid programs;

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Other Medicare laws, regulations, rules, manual provisions and policies that prescribe the requirements for coverage and payment for pharmaceutical products and services, including the amount of such payment;

•	The federal False Claims Act, which imposes civil and criminal liability on individuals and entities who submit, or cause to be submitted, false or fraudulent claims for payment to the government;
•	State and foreign law equivalents of the foregoing and state laws regarding pharmaceutical company marketing compliance, reporting and disclosure obligations.
If Beckley Psytech’s operations are found to be in violation of any of these laws, regulations, rules or policies or any other law or governmental regulation, or if interpretations of the foregoing change, it may be subject to civil and criminal penalties, damages, fines, exclusion from the Medicare and Medicaid programs and the curtailment or restructuring of its operations.
To the extent that any of its product candidates are approved for sale in a foreign country, Beckley Psytech may be subject to similar foreign laws and regulations, which may include, for instance, applicable post marketing requirements, including safety surveillance, anti-fraud and abuse laws, and implementation of corporate compliance programs and reporting of payments or transfers of value to healthcare professionals.
Coverage and Reimbursement
Beckley Psytech’s ability to commercialize and, the commercial success of, any approved drug product candidates will depend in part on the extent to which governmental authorities, private health insurers and other third party payers provide coverage for, and establish adequate reimbursement levels for, its drug product candidates. In the U.S., the European Union (“EU”) and other potentially significant markets for Beckley Psytech’s product candidates, government authorities and third party payers are increasingly imposing more stringent requirements and restrictions on coverage, attempting to limit reimbursement levels or regulate the price of drugs and other medical products and services, particularly for new and innovative products and therapies, which often has resulted in average selling prices lower than they would otherwise be. For example, in the U.S., federal and state governments reimburse covered prescription drugs at varying rates generally below average wholesale price. Federal programs also impose price controls through mandatory ceiling prices on purchases by federal agencies and federally funded hospitals and clinics and mandatory rebates on retail pharmacy prescriptions paid by Medicaid and Tricare. These restrictions and limitations influence the purchase of healthcare services and products.
Legislative proposals to reform healthcare or reduce costs under government programs may result in lower reimbursement for Beckley Psytech’s product candidates or exclusion of its product candidates from coverage. Moreover, the Medicare and Medicaid programs increasingly are used as models for how private payers and other governmental payers develop their coverage and reimbursement policies.
In addition, the increased emphasis on managed healthcare in the U.S. and on country and regional pricing and reimbursement controls in the EU will put additional pressure on product pricing, reimbursement and utilization, which may adversely affect any future product sales and Beckley Psytech’s results of operations. These pressures can arise from rules and practices of managed care groups, competition within therapeutic classes, availability of generic equivalents, judicial decisions and governmental laws and regulations related to Medicare, Medicaid and healthcare reform, coverage and reimbursement policies and pricing in general. The cost containment measures that healthcare payers and providers are instituting and any healthcare reform implemented in the future could significantly reduce Beckley Psytech’s revenues from the sale of any approved products. Beckley Psytech cannot provide any assurances that it will be able to obtain and maintain third party coverage or adequate reimbursement for its approved products in whole or in part.

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Healthcare Reform
The U.S. and many foreign jurisdictions have enacted or proposed legislative and regulatory changes affecting the healthcare system. The U.S. government, state legislatures and foreign governments also have shown significant interest in implementing cost-containment programs to limit the growth of government-paid healthcare costs, including price controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs.
In recent years, Congress has considered reductions in Medicare reimbursement levels for drugs administered by physicians. Further, the Center for Medicare & Medicaid Services (“CMS”), the agency that administers the Medicare and Medicaid programs, also has authority to revise reimbursement rates and to implement coverage restrictions for some drugs. Cost reduction initiatives and changes in coverage implemented through legislation or regulation could decrease utilization of and reimbursement for any approved products. While Medicare regulations apply only to drug benefits for Medicare beneficiaries, private payers often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates. Therefore, any reduction in reimbursement that results from federal legislation or regulation may result in a similar reduction in payments from private payers.
The Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Affordability Reconciliation Act of 2010 (collectively, the “Affordable Care Act” or “ACA”), substantially changed the way healthcare is financed by both governmental and private insurers, and significantly impacts the pharmaceutical industry. The ACA was intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against healthcare fraud and abuse, add new transparency requirements for healthcare and health insurance industries, impose new taxes and fees on pharmaceutical and medical device manufacturers, and impose additional health policy reforms. Since its passage, there have been significant ongoing efforts to modify or eliminate the ACA.
The first Trump administration pushed for modifications to the ACA. In addition, the Tax Cuts and Jobs Act, enacted on December 22, 2017, repealed the shared responsibility payment for individuals who fail to maintain minimum essential coverage under section 5000A of the Internal Revenue Code of 1986, as amended, commonly referred to as the individual mandate. During the second Trump administration, ongoing repeal and reform efforts impacting the ACA and the healthcare sector more broadly are likely.
Other legislative changes have been proposed and adopted since passage of the ACA. These have, among other things, reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers.
Further legislative and regulatory changes under the ACA remain possible. The Inflation Reduction Act of 2022, enacted on August 16, 2022, includes several provisions to lower prescription drug costs for Medicare patients and reduce drug spending by the federal government. Pursuant to this, the CMS announced in August 2023 that it had selected the first ten drugs covered under Medicare Part D for negotiation. The negotiations for these products concluded in August 2024. An additional 15 drugs were selected for negotiation in January 2025.
Beckley Psytech expects that changes or additions to the ACA, the Medicare and Medicaid programs, changes allowing the federal government to directly negotiate drug prices and changes stemming from other healthcare reform measures, especially with regard to healthcare access, financing or other legislation in individual states, could have a material adverse effect on the healthcare industry. In addition, the Affordable Care Act has also been subject to challenges in the courts, which remain ongoing.
Payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives as well. In addition, at the state level, legislatures have passed and implemented, and may in the future pass and implement legislation and regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.
Beckley Psytech expects that additional federal, state and foreign healthcare reform measures could be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in limited coverage and reimbursement and reduced demand for its products, once approved, or additional pricing pressures.

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Controlled Substances Regulation
The U.S. DEA is the federal agency responsible for domestic enforcement of the CSA. The CSA classifies drugs and other substances based on identified potential for abuse. Schedule I substances are subject to the most stringent controls and Schedule V the least controls of the five schedules, based on their relative risk of abuse. Schedule I controlled substances, including psilocin, hare considered to have a high abuse potential and no currently accepted medical use; thus, they cannot be lawfully marketed or sold. And there are significant restrictions on their use in clinical trials. Schedule II or III controlled substances include molecules such as oxycodone, oxymorphone, morphine, fentanyl, hydrocodone and methylphenidate.
The manufacture, storage, distribution and sale of these controlled substances are permitted, but highly regulated. The DEA regulates the availability of active pharmaceutical ingredients (“APIs”), products under development and marketed drug products that are Schedule II or III by setting annual quotas. Every year, sponsors must apply to the DEA for manufacturing quota to manufacture API and procurement quota to manufacture finished dosage products. Given that the DEA has discretion to grant or deny manufacturing and procurement quota requests, the quota the DEA grants may be insufficient to meet Beckley Psytech’s commercial and R&D needs.
DEA regulations make it extremely difficult for a manufacturer in the U.S. to import finished dosage forms of controlled substances manufactured outside the U.S. These rules reflect a broader enforcement approach by the DEA to regulate the manufacture, distribution and dispensing of legally produced controlled substances. Accordingly, drug manufacturers who market and sell finished dosage forms of controlled substances in the U.S. typically manufacture or have them manufactured in the U.S.
Federal law requires researchers conducting clinical trials with Schedule I drugs under an IND to have a DEA research registration. Whenever a sponsor of a clinical trial transfers controlled substances between locations in the U.S., the receiving party must have a DEA Form 222 and order the substances via a registered form. The goal of the regulatory scheme is to create a “closed system” of distribution in which only authorized handlers may distribute controlled substances. Individuals or entities that work with controlled substances are required to register with DEA, which has created a dedicated web portal for submitting an application through the agency to conduct a research on Schedule I substances. Researchers need a research registration from DEA and FDA.
Entities who handle the drug are required to be DEA registrants. Registrants must maintain records of transactions involving controlled substances, establish security measures to prevent theft, and monitor for suspicious orders to prevent misuse and diversion. Thus, the registration system aims to ensure that any controlled substance is always accounted for under the control of a DEA-registered person until it reaches a patient or is destroyed.
IND and IRB approved protocols are required to apply for the DEA license. The clinical trial site itself needs to be registered as well as the investigator handling the substance. Schedule I licensing of a site may be difficult and subject to many delays. Physical inspections are mandatory.
Regulations associated with controlled substances govern manufacturing, labeling, packaging, testing, dispensing, production and procurement quotas, recordkeeping, reporting, handling, shipment and disposal. These regulations include required security measures, such as background checks on employees and physical control of inventory and increase the personnel needs and the expense associated with development and commercialization of products or product candidates including controlled substances. Regulators conduct periodic inspections of entities involved in handling, manufacturing, or otherwise distributing controlled substances, and have broad enforcement authorities.
Annual registration is required for any facility that manufactures, tests, distributes, dispenses, imports or exports any controlled substance. The facilities must have the security, control and accounting mechanisms required by the DEA to prevent loss and diversion. Failure to maintain compliance, particularly as manifested in loss or diversion, can result in regulatory action that could have a material adverse effect on Beckley Psytech’s competitive position, business, financial condition, results of operations and cash flows. The DEA may seek civil penalties, refuse to renew necessary registrations or initiate proceedings to revoke those registrations. In certain circumstances, violations could lead to criminal proceedings.
Individual states also regulate controlled substances, and Beckley Psytech may be subject to such regulation by several states with respect to the manufacture and distribution of these products. Though state-controlled substances

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laws often mirror federal law, because the states are separate jurisdictions, they may separately schedule substances, as well. The failure to comply with applicable regulatory requirements could lead to enforcement actions and sanctions from the states in addition to those from the DEA or otherwise arising under federal law.
Foreign Government Regulation
Beckley Psytech’s product candidates are subject to similar laws and regulations imposed by jurisdictions outside of the U.S., and, in particular, in the EU, governing, among other things, clinical trials, marketing authorization (“MA”), applicable post-marketing requirements, including safety surveillance, anti-fraud and abuse laws and implementation of corporate compliance programs and reporting of payments or other transfers of value to healthcare professionals.
Whether or not Beckley Psytech obtains FDA approval for a product candidate, it must obtain the requisite approvals from regulatory authorities in foreign countries prior to the commencement of clinical trials or marketing of the product candidates in those countries. The requirements and process governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. Failure to comply with applicable foreign regulatory requirements, may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.
Non-clinical Studies and Clinical Trials
Similarly to the U.S., the various phases of nonclinical and clinical research in the EU are subject to significant regulatory controls.
Non-clinical studies are performed to demonstrate the health or environmental safety of new chemical or biological substances. Non-clinical (pharmaco-toxicological) studies must be conducted in compliance with the principles of GLP as set forth in EU Directive 2004/10/EC (unless otherwise justified for certain particular medicinal products, e.g., radio-pharmaceutical precursors for radio-labeling purposes). In particular, nonclinical studies, both in vitro and in vivo, must be planned, performed, monitored, recorded, reported and archived in accordance with the GLP principles, which define a set of rules and criteria for a quality system for the organizational process and the conditions for non-clinical studies. These GLP standards reflect the Organization for Economic Cooperation and Development requirements.
Clinical trials of medicinal products in the EU must be conducted in accordance with EU and national regulations and the International Council for Harmonization of Technical Requirements for Pharmaceuticals for Human Use guidelines on GCPs as well as the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki. If the sponsor of the clinical trial is not established within the EU, it must appoint an EU entity to act as its legal representative. The sponsor must take out a clinical trial insurance policy, and in most EU member states, the sponsor is liable to provide ‘no fault’ compensation to any study subject injured in the clinical trial.
The regulatory landscape related to clinical trials in the EU has been subject to recent changes. The EU Clinical Trials Regulation (“CTR”) which was adopted in April 2014 and repeals the EU Clinical Trials Directive, became applicable on January 31, 2022. Unlike directives, the CTR is directly applicable in all EU member states without the need for member states to further implement it into national law. The CTR notably harmonizes the assessment and supervision processes for clinical trials throughout the EU via a Clinical Trials Information System, which contains a centralized EU portal and database.
While the EU Clinical Trials Directive required a separate clinical trial application (“CTA”) to be submitted in each member state in which the clinical trial takes place, to both the competent national health authority and an independent ethics committee, much like the FDA and IRB respectively, the CTR introduces a centralized process and only requires the submission of a single application for multi-center trials. The CTR allows sponsors to make a single submission to both the competent authority and an ethics committee in each member state, leading to a single decision per member state. The CTA must include, among other things, a copy of the trial protocol, and an investigational medicinal product dossier containing information about the manufacture and quality of the medicinal product under investigation. The assessment procedure of the CTA has been harmonized as well, including a joint assessment by all member states concerned, and a separate assessment by each member state with respect to specific requirements related to its own territory, including ethics rules. Each member state’s decision is communicated to the sponsor via the centralized EU portal. Once the CTA is approved, clinical study development may proceed.

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The CTR transition period ended on January 31, 2025 and all clinical trials (and related applications) are now fully subject to the provisions of the CTR.
Medicines used in clinical trials must be manufactured in accordance with Good Manufacturing Practice. Other national and EU-wide regulatory requirements may also apply.
Marketing Authorization
In order to market Beckley Psytech’s product candidates in the EU and many other foreign jurisdictions, it must obtain separate regulatory approvals. More concretely, in the EU, medicinal product candidates can only be commercialized after obtaining a MA. To obtain regulatory approval of a product candidate under EU regulatory systems, Beckley Psytech must submit a MA application (“MAA”). The process for doing this depends, among other things, on the nature of the medicinal product. There are two types of MAs:
“Centralized MA” are issued by the European Commission through the centralized procedure, based on the opinion of the Committee for Medicinal Product for Human Use (“CHMP”) of the European Medicines Agency (“EMA”) and are valid throughout the EU. The centralized procedure is mandatory for certain types of product candidates, such as: (i) medicinal products derived from biotechnological processes, such as genetic engineering, (ii) designated orphan medicinal products, (iii) medicinal products containing a new active substance indicated for the treatment of certain diseases, such as HIV/AIDS, cancer, neurodegenerative diseases, diabetes, or auto-immune diseases and other immune dysfunctions and viral diseases and (iv) advanced therapy medicinal products such as gene therapy, somatic cell therapy or tissue-engineered medicines. The centralized procedure is optional for product candidates containing a new active substance not yet authorized in the EU, or for product candidates that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the EU.
“National MAs” are issued by the competent authorities of the EU member states, only cover their respective territory, and are available for product candidates not falling within the mandatory scope of the centralized procedure. Where a product has already been authorized for marketing in a EU member state, this national MA can be recognized in another member state through the mutual recognition procedure. If the product has not received a national MA in any member state at the time of application, it can be approved simultaneously in various member states through the decentralized procedure. Under the decentralized procedure an identical dossier is submitted to the competent authorities of each of the member states in which the MA is sought, one of which is selected by the applicant as the reference member state.
Under the above described procedures, before granting the MA, the competent authorities make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy. MAs have an initial duration of five years. After these five years, the authorization may be renewed on the basis of a reevaluation of the risk-benefit balance.
Under the centralized procedure the maximum timeframe for the evaluation of a MAA by the EMA is 210 days, excluding clock stops. In exceptional cases, the CHMP might perform an accelerated review of a MAA in no more than 150 days (not including clock stops). Innovative products that target an unmet medical need and are expected to be of major public health interest may be eligible for a number of expedited development and review programs, such as the PRIority MEdicines (“PRIME”) scheme, which provides incentives similar to the breakthrough therapy designation in the U.S. In March 2016, the EMA launched an initiative, the PRIME scheme, a voluntary scheme aimed at enhancing the EMA’s support for the development of medicines that target unmet medical needs. It is based on increased interaction and early dialogue with companies developing promising medicines, to optimize their product development plans and speed up their evaluation to help them reach patients earlier. Product developers that benefit from PRIME designation can expect to be eligible for accelerated assessment but this is not guaranteed. Many benefits accrue to sponsors of product candidates with PRIME designation, including but not limited to, early and proactive regulatory dialogue with the EMA, frequent discussions on clinical trial designs and other development program elements, and accelerated MAA assessment once a dossier has been submitted. Importantly, a dedicated contact and rapporteur from the CHMP is appointed early in the PRIME scheme facilitating increased understanding of the product at EMA’s committee level. An initial meeting initiates these relationships and includes a team of multidisciplinary experts at the EMA to provide guidance on the overall development and regulatory strategies.
Moreover, in the EU, a “conditional” MA may be granted in cases where all the required safety and efficacy data are not yet available. The conditional MA is subject to conditions to be fulfilled for generating the missing data or ensuring increased safety measures. It is valid for one year and has to be renewed annually until fulfillment of all

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the conditions. Once the pending studies are provided, it can become a “standard” MA. However, if the conditions are not fulfilled within the timeframe set by the EMA, the MA ceases to be renewed. Furthermore, MA may also be granted “under exceptional circumstances” when the applicant can show that it is unable to provide comprehensive data on the efficacy and safety under normal conditions of use even after the product has been authorized and subject to specific procedures being introduced. This may arise in particular when the intended indications are very rare and, in the present state of scientific knowledge, it is not possible to provide comprehensive information, or when generating data may be contrary to generally accepted ethical principles. This MA is close to the conditional MA as it is reserved to medicinal products to be approved for severe diseases or unmet medical needs and the applicant does not hold the complete data set legally required for the grant of a MA. However, unlike the conditional MA, the applicant does not have to provide the missing data and will never have to. Although the MA “under exceptional circumstances” is granted definitively, the risk-benefit balance of the medicinal product is reviewed annually and the MA is withdrawn in case the risk-benefit ratio is no longer favorable.
Data and Marketing Exclusivity
In the EU, new product candidates authorized for marketing, or reference products generally receive eight years of data exclusivity and an additional two years of market exclusivity upon MA. If granted, the data exclusivity period prevents generic or biosimilar applicants from relying on the preclinical and clinical trial data contained in the dossier of the reference product when applying for a generic or biosimilar MA in the EU during a period of eight years from the date on which the reference product was first authorized in the EU. The market exclusivity period prevents a successful generic or biosimilar applicant from commercializing its product in the EU until ten years have elapsed from the initial authorization of the reference product in the EU. The overall ten-year market exclusivity period can be extended to a maximum of eleven years if, during the first eight years of those ten years, the MA holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. However, there is no guarantee that a product will be considered by the EU’s regulatory authorities to be a new chemical entity, and products may not qualify for data exclusivity.
Controlled Substances
Controlled substances are not regulated at EU level and the EU legislation does not establish different classes of narcotic or psychotropic substances. However, the United Nations (“UN”) Single Convention on Narcotic Drugs of 1961 and the UN Convention on Psychotropic Substances of 1971 (together, the “UN Conventions”) codify internationally applicable control measures to ensure the availability of narcotic drugs and psychotropic substances for medical and scientific purposes. The individual EU member states are all signatories to these UN Conventions. All signatories have a dual obligation to ensure that these substances are available for medical purposes and to protect populations against abuse and dependence.
The UN Conventions regulate narcotic drugs and psychotropic substances as Schedule I, II, III, IV substances with Schedule II substances presenting the lowest relative risk of abuse among such substances and Schedule I and IV substances considered to present the highest risk of abuse.
The UN Conventions require signatories to require all persons manufacturing, trading (including exporting and importing) or distributing controlled substances to obtain a license from the relevant authority. Each individual export or import of a controlled substance must also be subject to an authorization. Before the relevant authority can issue an export authorization for a particular shipment, the exporter must provide the authority with a copy of the import authorization issued by the relevant authority of the importing country. Implementation of the obligations provided in the UN Conventions and additional requirements are regulated at national level and requirements may vary from one member state to another.
Post-Approval Requirements
Similar to the U.S., both MA holders and manufacturers of medicinal products are subject to comprehensive regulatory oversight by the EMA, the European Commission and/or the competent regulatory authorities of the member states. The holder of a MA must establish and maintain a pharmacovigilance system and appoint an individual qualified person for pharmacovigilance who is responsible for the establishment and maintenance of that system, and oversees the safety profiles of medicinal products and any emerging safety concerns. Key obligations include expedited reporting of suspected serious adverse reactions and submission of periodic safety update reports (“PSURs”).

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All new MAA must include a risk management plan describing the risk management system that the company will put in place and documenting measures to prevent or minimize the risks associated with the product. The regulatory authorities may also impose specific obligations as a condition of the MA. Such risk-minimization measures or post-authorization obligations may include additional safety monitoring, more frequent submission of PSURs, or the conduct of additional clinical trials or post-authorization safety studies. The advertising and promotion of medicinal products is also subject to laws concerning promotion of medicinal products, interactions with physicians, misleading and comparative advertising and unfair commercial practices. All advertising and promotional activities for the product must be consistent with the approved summary of product characteristics, and therefore all off-label promotion is prohibited. Direct-to-consumer advertising of prescription medicines is also prohibited in the EU. Although general requirements for advertising and promotion of medicinal products are established under EU directives, the details are governed by regulations in each member state and can differ from one country to another.
The aforementioned EU rules are generally applicable in the European Economic Area (“EEA”) which consists of the 27 EU member states plus Norway, Liechtenstein and Iceland.
Failure by us or by any of Beckley Psytech’s third-party partners, including suppliers, manufacturers and distributors to comply with EU and member state laws that apply to the conduct of clinical trials, manufacturing approval, MA of medicinal products and marketing of such products, both before and after grant of the MA, manufacturing of medicinal products, statutory health insurance, bribery and anti-corruption or with other applicable regulatory requirements may result in administrative, civil or criminal penalties. These penalties could include delays or refusal to authorize the conduct of clinical trials or to grant MA, product withdrawals and recalls, product seizures, suspension, withdrawal or variation of the MA, total or partial suspension of production, distribution, manufacturing or clinical trials, operating restrictions, injunctions, suspension of licenses, fines and criminal penalties.
Brexit and the Regulatory Framework in the United Kingdom
Following the end of the Brexit transition period on January 1, 2021, and the implementation of the Windsor Framework on January 1, 2025, the UK is not generally subject to EU laws in respect of medicines. The EU laws that have been transposed into UK law through secondary legislation remain applicable in the UK, however, new legislation such as the (EU) CTR is not applicable in Great Britain.
Under the Medicines and Medical Devices Act 2021, the Secretary of State or an ‘appropriate authority’ has delegated powers to amend or supplement existing regulations in the area of medicinal products and medical devices. This allows new rules to be introduced in the future by way of secondary legislation, which aims to allow flexibility in addressing regulatory gaps and future changes in the fields of human medicines, clinical trials and medical devices.
Since January 1, 2021, the Medicines and Healthcare products Regulatory Agency (“MHRA”), is the UK’s standalone medicines and medical devices regulator. As a result of the Ireland/Northern Ireland protocol, different rules applied in Northern Ireland than in England, Wales, and Scotland, together, Great Britain (“GB”); broadly, Northern Ireland continued to follow the EU regulatory regime. However, on January 1, 2025, a new arrangement called the “Windsor Framework” came into effect and reintegrated Northern Ireland under the regulatory authority of the MHRA with respect to medicinal products. The Windsor Framework removes EU licensing processes and EU labeling and serialization requirements in relation to Northern Ireland and introduces a UK-wide licensing process for medicines.
The UK regulatory framework in relation to clinical trials is governed by the Medicines for Human Use (Clinical Trials) Regulations 2004, as amended, which is derived from pre-existing EU legislation (as implemented into UK law, through secondary legislation). The extent to which the regulation of clinical trials in the UK will mirror the (EU) CTR in the long term is not yet certain, however, on December 12, 2024, the UK government introduced a legislative proposal - the Medicines for Human Use (Clinical Trials) Amendment Regulations 2024 - that, if implemented, will replace the current regulatory framework for clinical trials in the UK. The legislative proposal aims to provide a more flexible regime to make it easier to conduct clinical trials in the UK, increase the transparency of clinical trials conducted in the UK and make clinical trials more patient centered. The UK government has provided the legislative proposal to the UK Parliament for its review and approval. Once the legislative proposal is approved (with or without amendment), it will be adopted into UK law which is expected in early 2026.
MAs in the UK are governed by the Human Medicines Regulations (SI 2012/1916), as amended. All existing EU MAs for centrally authorized products were automatically converted or grandfathered into UK MAs, effective in

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GB (only), free of charge on January 1, 2021, unless the MA holder opted-out. Under the terms of the Windsor Framework, these MAs became valid for the whole of the UK from January 1, 2025. In order to use the centralized procedure to obtain a MA that will be valid throughout the EEA, companies must be established in the EEA. Therefore, since Brexit, companies established in the UK can no longer use the EU centralized procedure and instead an EEA entity must hold any centralized MAs. In order to obtain a UK MA to commercialize products in the UK, an applicant must be established in the UK and must follow one of the UK national authorization procedures or one of the remaining post-Brexit international cooperation procedures. Applications are governed by the Human Medicines Regulations (SI 2012/1916) and are made electronically through the MHRA Submissions Portal. The MHRA has introduced changes to national licensing procedures, including procedures to prioritize access to new medicines that will benefit patients, a 150-day assessment (subject to clock-stops) and a rolling review procedure. In addition, since January 1, 2024, the MHRA may rely on the International Recognition Procedure (“IRP”) when reviewing certain types of MAAs. Pursuant to the IRP, the MHRA will take into account the expertise and decision-making of trusted regulatory partners (e.g., the regulators in Australia, Canada, Switzerland, Singapore, Japan, the U.S.A. and the EU). The MHRA will conduct a targeted assessment of IRP applications but retain the authority to reject applications if the evidence provided is considered insufficiently robust. The IRP allows medicinal products approved by such trusted regulatory partners that meet certain criteria to undergo a fast-tracked MHRA review to obtain and/or update an MA in the UK or Great Britain. Applications should be decided within a maximum of 60 days if there are no major objections identified that cannot be resolved within such 60-day period and the approval from the trusted regulatory partner selected has been granted within the previous 2 years or if there are such major objections identified or such approval hasn’t been granted within the previous 2 years within 110 days. Applicants can submit initial MAAs to the IRP but the procedure can also be used throughout the lifecycle of a product for post-authorization procedures including line extensions, variations and renewals. In the UK, the initial duration of an MA is five years and following renewal will be valid for an unlimited period unless the MHRA decides on justified grounds relating to pharmacovigilance, to proceed with only one additional five-year renewal. Any authorization which is not followed by the actual placing of the medicine on the market in the UK within three (3) years shall cease to be in force.
Legal Proceedings
There are currently no material outstanding litigation related to Beckley Psytech.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION OF BECKLEY PSYTECH
You should read the following discussion and analysis of Beckley Psytech’s financial condition and results of operations together with Beckley Psytech’s consolidated financial statements and related notes which have been prepared in accordance with the IFRS as issued by the International Accounting Standards Board, as well as the information presented in the sections entitled “Unaudited Pro Forma Condensed Combined Financial Information,” both included elsewhere in this proxy statement/prospectus which have been prepared in accordance with GAAP. This discussion contains forward-looking statements that involve risks and uncertainties. Beckley Psytech’s actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including, but not limited to, those set forth under “Risk Factors” and elsewhere in this proxy statement/prospectus. Unless otherwise indicated, all financial information is presented in British pounds sterling (£).
Overview
Beckley Psytech, incorporated in England and Wales, is a clinical-stage, private, biopharmaceutical company dedicated to developing a portfolio of psychedelic-based treatments aimed at improving patient outcomes and alleviating the burden of mental health conditions on individuals, healthcare systems, and society as a whole.
Historically, Beckley Psytech’s operations have focused on advancing two key clinical programs, BPL-003 and ELE-101, through early- and mid-stage clinical trials. Both candidates were designed as next-generation, short-duration psychedelic treatments intended to deliver rapid, robust and lasting therapeutic effects within a brief clinical visit.
Prior to the Closing, atai and the Sellers will use all reasonable endeavors to procure that the carve-out of Eleusis is completed, including the ELE-101 program, an asset Beckley Psytech acquired when it acquired Eleusis in 2022. The Beckley Carve-Out Steps Plan envisages that Eleusis and its subsidiaries will be carved out of the Beckley Group by way of a dividend in specie of all of the issued shares in Eleusis such that the holders of Beckley Shares shall each receive a pro-rata equity holding in Eleusis. As a result, Beckley Psytech will use all reasonable endeavors to procure that Eleusis and its assets will not be a part of the Combined Group following the Closing.
Beckley Psytech is headquartered in Oxford, UK. It does not own or operate any laboratory or manufacturing facilities and instead relies on third-party contract research organizations (“CROs”) and contract development and manufacturing organizations (“CMOs”) for research, development, and manufacturing activities.
Recent Developments
On June 2, 2025, atai entered into a Share Purchase Agreement with certain selling shareholders of Beckley Psytech, pursuant to which atai agreed to acquire from the shareholders of Beckley Psytech the entire issued share capital of Beckley Psytech not already owned by atai by issuing to the Sellers 105,044,902 Ordinary Shares. The Closing is expected to be completed in the second half of 2025. Upon completion of the Acquisition, Beckley Psytech and its subsidiaries will be wholly-owned subsidiaries of atai. Upon the completion of the Acquisition, the Combined Group will be renamed to “Atai Beckley N.V.” See “The Acquisition.”
Components of operating results
Research and development expenses
Research and development (“R&D”) expenses account for a significant portion of Beckley Psytech’s operating expenses and consist primarily of external and internal expenses incurred in connection with the development of product candidates.
Beckley Psytech uses its personnel across the breadth of its R&D activities, which are directed toward identifying and developing product candidates. As such, Beckley Psytech does not track all of its internal R&D expenses on a program-by-program basis.
External expenses consist of payments to third parties for R&D activities, such as fees paid to CROs, clinical trial sites, and consultants. They also include costs related to developing and validating manufacturing processes for preclinical and clinical studies, including raw materials and payments to CMOs. Additionally, external expenses cover payments for the preclinical development of product candidates, such as outsourced scientific development services, consulting research and collaborative research efforts.

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Internal expenses primarily include personnel-related costs, such as salaries, bonuses, benefits and stock-based compensation for employees involved in R&D. They also encompass supplies and travel expenses associated with supporting R&D functions.
Beckley Psytech does not have laboratory or manufacturing facilities. Therefore, it has no material facilities expenses attributed to R&D.
Product candidates in later stages of development generally have higher development costs than those in earlier stages. As a result, Beckley Psytech’s R&D expenses are expected to increase substantially over the next several years as it advances BPL-003 into larger and later-stage clinical trials, works to discover and develop additional product candidates, seeks to expand, maintain, protect and enforce its intellectual property portfolio and hire additional R&D personnel.
General and administrative expenses
General and administrative expenses consist principally of payroll and personnel expenses, including salaries and bonuses, benefits and share-based payment expenses, professional fees for legal, consulting, accounting and tax services and other general operating expenses not otherwise classified as R&D expenses.
Beckley Psytech anticipates that its general and administrative expenses will increase in the future to support increased R&D activities.
Non-operating income and expenses
Beckley Psytech’s non-operating income and expenses consist of (i) interest earned on its cash and cash equivalents; and (ii) gains on revaluation of warrants.
Results of operations
Comparison of the years ended December 31, 2024 and 2023
The following sets forth Beckley Psytech’s consolidated results of operations for the years ended December 31, 2024 and 2023:

	Year ended December 31,		£ change	% change
	2024	2023
	(in thousands)
Operating expenses
General and administrative	£(7,984)	£(9,302)	£1,318	(14.2%)
Research and development	(24,445)	(23,022)	(1,423)	6.2%
(Loss)/gain on contingent consideration	(3,494)	17,778	(21,272)	(119.7%)
Operating Loss	(35,923)	(14,546)	(21,377)	147.0%
Interest income	929	478	451	94.4%
Gain on revaluation of warrants	4,141	—	4,141	100%
Loss before income taxes	£(30,853)	£(14,068)	£(16,785)	119.3%
Income tax benefit	8,384	8,066	318	3.9%
Loss for the year	(22,469)	(6,002)	(16,467)	274.4%
Loss on exchange differences of translation of foreign operations	(25)	(53)	28	(52.8%)
Total comprehensive loss for the year	£(22,494)	£(6,055)	£(16,439)	271.5%

General and administrative expenses
General and administrative expenses decreased by £1,318 thousand or 14.2%, for the year ended December 31, 2024, compared to the year ended December 31, 2023. The decrease was primarily due to a smaller foreign exchange loss of £23 thousand in the year ended December 31, 2024, compared to a £998 thousand foreign exchange loss in the year ended December 31, 2023 and a reduction in office and professional expenses.

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Research and development expenses
R&D expenses increased by £1,423 thousand or 6.2%, for the year ended December 31, 2024, compared to the year ended December 31, 2023. The increase was due to increased expenses in connection with the progress of Beckley Psytech’s BPL-003 and ELE-101 programs and reflects related increased personnel and external R&D expenses to continue this clinical progress.
Interest income
Interest income increased by £451 thousand or 94.4% for the year ended December 31, 2024, compared to the year ended December 31, 2023, principally attributable to the interest-bearing escrow funds (relating to the investment by atai made in 2024) as well as higher cash reserves following the investment by atai.
Gain on revaluation of warrants
The revaluation of warrants resulted in a gain of £4,141 thousand for the year ended December 31, 2024, compared to the year ended December 31, 2023, due to the reduction in the estimated equity value of Beckley Psytech in the year ended December 31,2024.
(Loss)/gain on contingent consideration
There was a loss on contingent consideration of £3,494 thousand for the year ended December 31, 2024, compared to a gain on contingent consideration of £17,778 thousand for the year ended December 31, 2023.
The loss on contingent consideration in the year ended December 31, 2024 was due to the revaluation of probability of technical success following the achievement of milestone 1. The gain on contingent consideration in the year ended December 31, 2023 was primarily due to the revision of the share price from £2.87 to £0.71, following the investment of atai on January 3, 2024.
Income tax benefit
The income tax benefit increased by £318 thousand or 3.9%, for the year ended December 31, 2024, compared to the year ended December 31, 2023, primarily due to a higher deferred tax asset recognized in the year ended December 31, 2024 than the year ended December 31, 2023.
Comparison of the years ended December 31, 2023 and 2022

	Year ended December 31,		£ change	% change
	2023	2022
	(in thousands)
Operating expenses
General and administrative	£(9,302)	£(2,613)	£(6,689)	256.0%
Research and development	(23,022)	(20,474)	(2,548)	12.4%
Gain/(loss) on Contingent consideration	17,778	(649)	18,427	(2,839.3%)
Impairment of goodwill	—	(13,930)	13,930	(100%)
Operating Loss	(14,546)	(37,666)	23,120	(61.4%)
Interest income	478	170	308	181.2%
Loss before income taxes	£(14,068)	£(37,496)	£23,428	(62.5%)
Income tax benefit	8,066	7,303	763	10.4%
Loss for the year	(6,002)	(30,193)	24,191	(80.1%)
Loss on exchange difference of translation of foreign operations	(53)	(315)	262	(83.2%)
Total comprehensive loss for the year	£(6,055)	£(30,508)	£23,453	(80.2%)

General and administrative expenses
General and administrative expenses increased by £6,689 thousand or 256.0%, for the year ended December 31, 2023, compared to the year ended December 31, 2022. The increase was due to a £6,512 thousand foreign exchange gain, primarily through gains on long-term deposits in 2022.

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Research and development expenses
R&D expenses increased by £2,548 thousand or 12.4%, for the year ended December 31, 2023, compared to the year ended December 31, 2022. This increase was primarily due to the increased work on the ELE-101 program (£2,047 thousand) and progression of the BPL-003 phase 2a and phase 2b trials (£461 thousand).
Impairment of goodwill
There was no impairment of goodwill in the year ended December 31, 2023, compared to £13,930 thousand in the year ended December 31, 2022. The goodwill related to the Eleusis acquisition was impaired in 2022 as a result of the estimated value in use of the CGU relating to the acquisition falling below its carrying value.
Interest income
Interest income increased by £308 thousand or 181.2% for the year ended December 31, 2023, compared to the year ended December 31, 2022, mainly due to better interest rates achieved in 2023.
Gain/(loss) on contingent consideration
There was a gain on contingent consideration of £17,778 thousand for the year ended December 31, 2023, compared to a loss of £649 thousand for the year ended December 31, 2022. The gain recognized in 2023 was primarily due to the revision of the estimated share price, from £2.88 to £0.71, in 2023. The loss recognized in 2022 was due to the changes in estimation to the probability of technical success of each milestone, following the achievement of the additional phase 1 milestone in October 2022.
Income tax benefit
The income tax benefit increased by £763 thousand or 10.4% for the year ended December 31, 2023, compared to the year ended December 31, 2022, primarily due to the increase in R&D activity in 2023 compared to 2022.
Liquidity and Capital Resources
Cash flows
The following table summarizes Beckley Psytech’s consolidated cash flows for the periods indicated:

	2024	2023	2022
	(in thousands)
Net cash (used in)/generated from:
Operating activities	£(31,659)	£(33,261)	£(28,808)
Investing activities	(42)	(8)	50,923
Financing activities	31,313	—	743
(Decrease)/ increase in cash and cash equivalents	£(388)	£(33,269)	£22,858

Operating activities
Net cash used in operating activities for the year ended December 31, 2024 was £31,659 thousand, primarily reflecting Beckley Psytech’s net loss of £30,853 thousand, adjusted for a share-based payment charge of £1,337 thousand, a non-cash loss on contingent consideration of £3,494 thousand, a £4,141 thousand gain on revaluation of warrants, as well as movements in working capital of £9,499 thousand in 2024 following the receipt of the money held in escrow, interest received of £623 thousand and income tax received of £8,286 thousand.
Net cash used in operating activities for the year ended December 31, 2023 was £33,261 thousand, primarily reflecting Beckley Psytech’s net loss of £14,068 thousand, adjusted for a share-based payment charge of £1,891 thousand, a non-cash gain on revaluation of contingent consideration of £17,778 thousand, as well as movements in working capital of £3,757 thousand, interest received of £459 thousand and income tax received of £422 thousand.
Net cash used in operating activities for the year ended December 31, 2022 was £28,808 thousand primarily reflecting Beckley Psytech’s net loss of £37,496 thousand adjusted for a foreign exchange gain of £6,072 thousand, a share-based payment charge of £1,971 thousand, impairment of goodwill of £13,930 thousand, loss on contingent consideration of £649 thousand, as well as movements in working capital of £2,081 thousand and interest received of £184 thousand.

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Investing activities
Net cash used in investing activities for the year ended December 31, 2024 was £42 thousand, compared to £8 thousand for the year ended December 31, 2023. The increase in cash used was primarily attributable to higher purchases of property, plant and equipment in 2024, compared to 2023.
Net cash used in investing activities for the year ended December 31, 2023 was £8 thousand, compared to net cash generated from investing activities of £50,923 thousand for the year ended December 31, 2022. The decrease in cash used was primarily attributable to the long-term deposit held at December 31, 2021 maturing during 2022.
Financing activities
Net cash generated from financing activities for the year ended December 31, 2024 was £ 31,313 thousand, compared to no cash generated in the year ended December 31, 2023, reflecting the atai investment in January 2024.
Net cash generated from financing activities decreased from £743 thousand for the year ended December 31, 2022 to nil for the year ended December 31, 2023, principally reflecting the outstanding payments received in 2022 for shares issued in 2021.
Liquidity Outlook
Beckley Psytech is considered by its board of directors to be a going concern, and its consolidated financial statements have been prepared on this basis.
Beckley Psytech’s management has prepared a cash flow forecast for Beckley Psytech and has considered the ability for Beckley Psytech to continue as a going concern for the foreseeable future, being at least 12 months after approving the historical consolidated financial statements of Beckley Psytech for the year ended December 31, 2024. Beckley Psytech is currently in the research and development phase and has invested heavily in research and development to date. Beckley Psytech is not currently generating revenue and has incurred net losses and net cash outflows from operating activities since inception and is expected to continue to do so in the short to medium term.
As of December 31, 2024, Beckley Psytech had £5.1 million of cash and cash equivalents on hand. Based on the cash and cash equivalents on hand as at the date of the Beckley Psytech audit report for the historical consolidated financial statements of Beckley Psytech for the year ended December 31, 2024 is available for issue, the Beckley Psytech directors forecast that without additional financing, current existing resources will not be sufficient to fund its ongoing operations for at least 12 months after approving the historical consolidated financial statements of Beckley Psytech for the year ended December 31, 2024.
On June 2, 2025, atai entered into a Share Purchase Agreement (as may be amended from time to time), providing that atai will acquire from the shareholders of Beckley Psytech the entire issued share capital of Beckley Psytech not already owned by atai (the “Acquisition”). atai is a Nasdaq listed company which already owns 33.6% of Beckley Psytech. The Acquisition is conditional solely on the approval of atai shareholders at a General Meeting to be held in the second half of 2025. The board of atai has previously approved the Acquisition, and the Beckley Psytech directors consider it likely that the Acquisition will close within the going concern period and have visibility to the plans, strategy and funding of Beckley Psytech under atai’s prospective ownership.
On August 13, 2025, atai and Beckley Psytech entered into a senior promissory note (the “Promissory Note”), pursuant to which atai will advance an aggregate principal amount of up to $10.0 million (£7.4 million) to Beckley Psytech to be used for the achievement of certain development milestones of BPL-003. The Promissory Note is available for advance within three business days, bears interest at a rate equal to the lessor of 12% per annum and the highest rate permitted by applicable law, and is payable immediately upon the earlier of the payment of the Break Fee, three hundred sixty four days from the date of the first Advance or the occurrence of an Event of Default. Beckley Psytech management’s cash flow forecast for Beckley Psytech taking account of the Promissory Note from atai together with R&D tax credits expected to be received under the normal operations of the business, extend Beckley Psytech's cash runway for at least 12 months beyond the date the historical consolidated financial statements of Beckley Psytech for the year ended December 31, 2024 are available to be issued, which is the date of approval, however this would also require a significant reduction in cash spend for which any required actions would be in the control of Beckley Psytech and could be enacted as required.
Accordingly, the Beckley Psytech directors have prepared the consolidated financial statements on a going concern basis both due to the fact that it is the expectation of the Beckley Psytech directors that the Acquisition will

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conclude and additional cash inflows required will be provided by atai in addition to the Promissory Note, and that R&D tax credits are expected to be received under the normal operations of the business, within the going concern period.
However, there is no guarantee that the Acquisition will conclude and that atai will provide adequate cash inflows to Beckley Psytech following the closing of the transaction, nor that other additional funding or the R&D tax credits will be received in time to enact the Beckley Psytech business plan. If the Acquisition does not close or Beckley Psytech is unable to obtain additional funding by some other means, or there is a delay in the receipt of R&D tax credits, this could impact Beckley Psytech’s financial condition and ability to pursue its business strategies, including being required to delay, reduce or eliminate some or all of its research and development programs, or result in Beckley Psytech being unable to meet their obligations as they fall due or continue operations. These events and conditions indicate a material uncertainty that may cast significant doubt about Beckley Psytech’s ability to continue as a going concern.
Beckley Psytech’s future funding requirements, both in the short and long term, will depend on many factors, including:
•	The consummation and timing of the Closing contemplated under the Share Purchase Agreement;
•	The scope, timing, progress, results, and costs of researching and developing BPL-003 and other product candidates, including larger and later-stage clinical trials;
•	The costs, timing and outcome of regulatory review and potential approval of its product candidates;
•	The costs of future commercialization activities, including product manufacturing, marketing, sales and distribution, for any product candidates that receive marketing approval;
•	The costs of manufacturing commercial-grade products and building sufficient inventory to support commercial launch;
•	The revenue, if any, received from commercial sales of its products, should any of its product candidates receive marketing approval;
•	The cost and timing of attracting, hiring and retaining skilled personnel to support Beckley Psytech’s operations and growth;
•	The costs of preparing, filing, prosecuting, maintaining, and enforcing its intellectual property rights and defending against intellectual property-related claims;
•	Beckley Psytech’s ability to establish, maintain and derive value from collaborations, partnerships or other strategic arrangements with third parties on favorable terms, if at all; and
•	The extent to which Beckley Psytech acquires or in-licenses other product candidates and technologies, if any.
Beckley Psytech does not anticipate significant cash needs for laboratory or manufacturing facilities, equipment or personnel, as it relies on third parties for the testing and manufacturing of its product candidates and expects to continue this approach.
A change in the outcome of any of these or other variables could significantly change the costs and timing associated with Beckley Psytech’s business activities. Furthermore, Beckley Psytech’s operating plans may change in the future, and it may need additional funds to meet operational needs and capital requirements associated with such changes.
Off-Balance Sheet Arrangements
Beckley Psytech did not have any off-balance sheet arrangements during the years ended December 31, 2024, 2023, or 2022, that have or are reasonably likely to have a material current or future effect on its financial condition, results of operations, liquidity or capital resources.
Contractual Obligations and Commitments
Beckley Psytech does not own or operate any laboratory or manufacturing facilities and instead relies on CROs and CMOs to conduct its research, development, and manufacturing activities. Beckley Psytech enters into agreements with CROs, CMOs, and other third parties in the ordinary course of business to support its preclinical studies, clinical trials, and manufacturing needs. These agreements are typically cancellable upon short notice and

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generally do not include minimum purchase commitments. In the event of cancellation, Beckley Psytech is generally required to pay only for services rendered and expenses incurred through the date of termination.
Critical Accounting Judgments and Estimates
The preparation of Beckley Psytech’s consolidated financial statements in accordance with IFRS requires management to make judgments and estimates that affect the reported amounts of assets and liabilities and the reported expenses during the reporting periods. These estimates and assumptions are based on current facts, historical experience and various other factors believed to be reasonable under the circumstances. Actual results may differ materially and adversely from these estimates. To the extent there are material differences between the estimates and actual results, Beckley Psytech's future results of operations will be affected.
The most significant estimates in the Beckley Psytech’s historical consolidated financial statements relate to:
•	The estimated timeline and probability of achieving each milestone for the Eleusis compound development as this drives the valuation of the contingent consideration and warrant valuation.
•	The share price estimate as this drives the value of the contingent consideration and the fair value of share options issued.
•	The estimated equity value of the Beckley Psytech as this drives the fair value of the warrant instruments.
•	The probability of technical success, discount rate, and future costs and revenue associated with the Eleusis clinical trials as this drives the potential impairment of the IPR&D and Goodwill.
•	The estimated term of warrants issued, as this drives the FV of the warrants and the classification of non-current liability.
See Notes 7, 8, 13 and 15 of Beckley Psytech’s historical financial statements for further details and Note 1 for material accounting policies.
There are no significant judgements in the Beckley Psytech’s consolidated financial statements.
Recently issued and adopted accounting standards
See Note 1 to Beckley Psytech’s consolidated financial statements appearing elsewhere in this proxy statement/prospectus for a discussion of recently issued and adopted accounting standards.
Changes in and Disagreements with Accountants on Accounting and Financial Disclosure
None.
Quantitative and Qualitative Disclosures About Market Risk
The market risk inherent in Beckley Psytech’s financial instruments and overall financial position represents the potential loss arising from adverse changes in interest rates and foreign currency exchange rates.
As of December 31, 2024, Beckley Psytech held cash and cash equivalents of $5,082 thousand, solely consisting of bank deposits. Beckley Psytech’s principal market risk exposure relates to interest rate fluctuations, which can affect the returns on Beckley Psytech’s cash and cash equivalents. Given the short-term maturities and low risk profile of these instruments, an immediate 100 basis point change in prevailing interest rates would not have a material impact on the fair value of Beckley Psytech’s financial assets.
Additionally, Beckley Psytech has limited exposure to foreign currency risk due to certain financial assets and liabilities being denominated in both USD and GBP. Exchange rate fluctuations between the USD and the GBP could impact Beckley Psytech’s financial results. As of December 31, 2024, Beckley Psytech’s exposure to foreign currency exchange risk was not material and Beckley Psytech does not currently employ hedging strategies to mitigate this risk.
Beckley Psytech continuously monitors its market risk exposures and evaluate our risk management strategies in response to changing economic and market conditions.

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EXECUTIVE OFFICERS
The following table identifies our current executive officers:

Name	Age	Position
Srinivas Rao	56	Co-Founder, Chief Executive Officer, Executive Director
Anne Johnson	56	Chief Financial Officer
Kevin Craig, M.D.	52	Chief Medical Officer
Gerd Kochendoerfer, Ph.D.	57	Chief Operating Officer
Glenn Short, Ph.D.	55	Chief Scientific Officer

The following is a brief summary of the prior business experience and principal business activities of our executive officers. Unless otherwise indicated, the current business addresses for our executive officers is Prof. J.H. Bavincklaan 7, 1183 AT Amstelveen, the Netherlands. See page 40 of this proxy statement/prospectus for Dr. Srinivas Rao’s biography.
Anne Johnson has served as our Chief Financial Officer since February 2024 and as our Interim Chief Financial Officer since October 2023. From May 2023 to October 2023, Mrs. Johnson served as our Chief Accounting Officer. From January 2021 to May 2023, Mrs. Johnson served as our VP, Global Controller. From December 2018 to December 2020, Mrs. Johnson served as Controller of Aruvant Sciences, Inc., a Roivant company. Mrs. Johnson also served in senior leadership roles at Chimerix, Inc., PPD, and Xanodyne Pharmaceuticals. Mrs. Johnson received her Bachelor of Science in Accounting from the University of North Carolina, Wilmington, and is a Certified Public Accountant and Chartered Global Management Accountant.
Kevin Craig, M.D. has served as our Chief Medical Officer since January 1, 2025 and as our Senior Vice President of Clinical Development since July 2023. Dr. Craig leads the entirety of our clinical-stage research & development effort, clinical development, patient safety, clinical operations, regulatory affairs, biostatistics and all other clinical functions. Dr. Craig has been a member of our leadership team since 2021, and he has over 20 years of clinical experience, with 13 years in the industry and a decade in clinical and academic settings. Prior to joining the Company, he was Head of Early Clinical Development at Jazz Pharmaceuticals (formally GW Pharmaceuticals) where he was responsible for the design and execution of rapid decision-making clinical trials across the early neuroscience pipeline. Before joining the industry, Dr. Craig held a faculty appointment at the Behavioral and Clinical Neuroscience Institute at the University of Cambridge and has published widely on cognition and brain imaging in mental health. He received his medical degree from the University of the Witwatersrand, South Africa, and his MPhil from the University of Cambridge. He was trained in Psychiatry in Cambridge, UK and is a UK board-certified psychiatrist.
Gerd Kochendoerfer has served as our Chief Operating Officer since December 2024. Prior to joining us, Dr. Kochendoerfer served as Chief Operating Officer at NFlection Therapeutics from September 2021 through December 2024. He previously served as Senior Vice President and Head of Operations, and a corporate officer, at PellePharm Inc. (“PellePharm”) from May 2017 through September 2021. At PellePharm, he led development and supply operations for a late-stage orphan oncology program. He was pivotal in the progression of the company’s lead product, patidegib topical gel, through various development stages and regulatory milestones. Dr. Kochendoerfer also contributed to strategic partnerships, financing and acquisition discussions. Before PellePharm, Dr. Kochendoerfer progressed through roles with growing responsibilities, and finally held the position of Senior Vice President of Technical Operations at Depomed Inc. (“Depomed”) from February 2008 to May 2017. At Depomed, he led multiple clinical development projects that resulted in the approval of five commercial products. Earlier in his career, Dr. Kochendoerfer held senior roles at FibroGen, Inc. (“FibroGen”), where he was responsible for global project management and FibroGen’s partnership with Astellas Inc., and at Gryphon Therapeutics, Inc., where he pioneered polymer-modified protein therapeutics development. Dr. Kochendoerfer holds a Ph.D. from the University of California, Berkeley and a Diplom degree in Chemistry from Ruprecht-Karls University in Heidelberg, Germany. He is an inventor on multiple patents and the author of over 25 peer reviewed publications.
Glenn Short, Ph.D. has served as our Chief Scientific Officer since January 1, 2025. Dr. Short has served as our Senior Vice President of Early Development since August 2022 and has been a member of our leadership team since 2019. He has over 20 years of industry and research experience and has been involved in numerous programs that

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leverage cutting-edge biotechnologies to develop new therapies to address unmet medical needs in oncology, immunology, neurological disease, and pain. Dr. Short holds a Ph.D. in Chemistry from the University of Virginia and conducted his postdoctoral training in Molecular Biology at Massachusetts General Hospital/Harvard Medical School in Boston.

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CORPORATE GOVERNANCE
General
Our Board has adopted, among other policies, Corporate Governance Guidelines, a Board Profile, an Insider Trading Compliance Policy, a Code of Conduct and charters for each of our audit, compensation, nomination and corporate governance, and science and technology committees to assist the Board in the exercise of its responsibilities and to serve as a framework for our effective governance. You can access our committee charters and our Corporate Governance Guidelines in the Corporate Governance section under Governance Documents of the Investors page of our website located at www.atai.com.
Board Composition
We have a one-tier board structure consisting of a board of directors comprising executive and non-executive directors. Our Board currently consists of one executive director, Srinivas Rao, and seven non-executive directors, Christian Angermayer, Scott Braunstein, Laurent Fischer, John Hoffman, Sabrina Martucci Johnson, Amir Kalali and Andrea Heslin Smiley. In addition, our Board has made binding nominations to appoint Cosmo Feilding-Mellen and Robert Hershberg as non-executive directors. Each Board member is appointed for a term set by our general meeting. Our directors are appointed on the basis of a binding nomination prepared by our Board. Our general meeting of shareholders may overrule the binding nomination by a resolution passed by a two-thirds majority of votes cast, provided such majority represents more than half of our issued share capital, in which case our Board shall be allowed to make a new binding nomination. Our directors may be dismissed only by a resolution at a general meeting of shareholders. Dismissal of a director by our general meeting of shareholders requires a two-thirds majority of votes cast, provided such majority represents more than half of our issued share capital, unless the dismissal is proposed by the Board, in which latter case a simple majority of votes cast will suffice to pass the resolution. There are no family relationships among any of our directors, including director nominees.
Director Independence
All of our directors, other than Srinivas Rao and Christian Angermayer, and one nominee for appointment to the Board, Robert Hershberg, qualify as “independent” in accordance with Nasdaq Rules. The Nasdaq independence definition includes a series of objective tests, including that the director is not, and has not been for at least three years, one of our employees and that neither the director nor any of his or her family members has engaged in various types of business dealings with us. In addition, as required by Nasdaq Rules, our Board has made a subjective determination as to each independent director that no relationships exist, which, in the opinion of our Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, our Board reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and relationships as they may relate to us and our management. Dr. Rao, as a member of management, is not considered independent, Mr. Angermayer is not considered independent due to his relationship with Apeiron Investment Group Ltd., one of our principal shareholders, and the Consultancy Agreement between Mr. Angermayer and the Company, and Mr. Cosmo Feilding-Mellen, a nominee for appointment to our Board, is not considered independent due to his position as the Co-Founder and Chief Executive Officer and a director of Beckley Psytech.
Director Candidates
The nomination and corporate governance committee is responsible for drawing up selection criteria and appointment procedures for the directors. In searching for qualified director candidates for appointment to the Board and filling vacancies on the Board, the nomination and corporate governance committee may solicit current directors and our executives for the names of potentially qualified candidates or ask directors and executives to pursue their own business contacts for the names of potentially qualified candidates. The nomination and corporate governance committee may also consult with outside advisors or retain search firms to assist in the search for qualified candidates, or consider director candidates recommended by our shareholders. Once potential candidates are identified, the nomination and corporate governance committee reviews the backgrounds of those candidates, evaluates candidates’ independence from us and potential conflicts of interest and determines if candidates meet the qualifications desired by the nominating committee for candidates for appointment as a director. Mr. Cosmo Feilding-Mellen and Dr. Hershberg were each recommended for appointment to our Board by Beckley Psytech, as described further in the section captioned “The Acquisition—Background of the Acquisition” of this proxy statement/prospectus.

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In evaluating the suitability of individual candidates (both new candidates and current Board members), the nomination and corporate governance committee, in recommending candidates for appointment, and the Board, in approving (and, in the case of vacancies, appointing), may take into account many factors, in compliance with applicable laws, regulations or other legal requirements, including: relevant experience and expertise, personal and professional integrity, strong ethics and values, leadership skills, the ability to act critically and independently and make mature business judgments, the ability to promote and protect the interests of the Company, its business and its stakeholders, awareness of international trends in society, economy and politics, a track record of proven success, analytical, critical and solution-oriented, having sufficient time at his disposal to perform his duties properly, willingness to follow induction and training programs and to be periodically evaluated, ambition for continuous improvement, willingness to be appointed as a member of one or more Committees, to the extent permitted under applicable law and stock exchange rules; and any other relevant qualifications, attributes or skills. In addition, the majority of Board members, including the chairman of the Board, must be independent for purposes of the Nasdaq Rules (except as permitted by such rules). The Board evaluates each individual in the context of the Board, with the objective of assembling a group that can best perpetuate the long-term success and sustainability of the business and further the interests of our stakeholders, including shareholders, through the exercise of sound judgment using its broad experience in these various areas. In determining whether to recommend a director for re-appointment, the nomination and corporate governance committee may also consider the director’s past attendance at meetings and participation in and contributions to the activities of the Board.
Shareholders may recommend individuals to our nomination and corporate governance committee for consideration as potential director candidates by submitting the names of the recommended individuals, together with appropriate biographical information and background materials, to our nominating committee, c/o Corporate Secretary at corpsec@atai.com. In the event there is a vacancy, and assuming that appropriate biographical and background material has been provided on a timely basis, the committee will evaluate shareholder-recommended candidates by following substantially the same process, and applying substantially the same criteria, as it follows for candidates submitted by others.
Communications from Shareholders
The Board will give appropriate attention to written communications that are submitted by shareholders, and will respond if and as appropriate. Our General Counsel and Corporate Secretary is primarily responsible for monitoring communications from shareholders and for providing copies or summaries to the directors as he considers appropriate.
Communications deemed to comply with our policy regarding shareholder communications with the Board are forwarded to our directors on a periodic basis, as appropriate, generally in advance of each regularly scheduled meeting of the Board. Shareholders who wish to send communications on any topic to the Board, the chairman of the Board, any chairman of a committee of the Board, or the lead independent director (if any) should address such communications to the intended recipient by name or position in case of: Corporate Secretary at corpsec@atai.com.
Board Leadership Structure and Role in Risk Oversight
Our Board is comprised of individuals with extensive experience in the life sciences industry. Our executive directors are charged primarily with our day-to-day business and operations. Our non-executive directors are charged primarily with the supervision of the performance of the duties of our Board.
Under the Corporate Governance Guidelines, if the chairperson of the Board does not qualify as independent under the Nasdaq Rules, the independent directors may elect a lead independent director, who we refer to as our lead director. The lead director’s responsibilities include presiding over all meetings of the Board at which the chairperson is not present, including any executive sessions of the independent directors; approving Board meeting schedules and agendas; and acting as the liaison between the independent directors and the chief executive officer and chairperson of the Board. At such times as the chairperson of the Board is an independent director under the Nasdaq Rules, the chairperson will serve as lead director. In addition, the Corporate Governance Guidelines require the chairperson to be a non-executive director.
Our Board believes that our current leadership structure, coupled with a commitment to Board independence, provides effective independent oversight of management. Our Board has concluded that our current leadership structure is appropriate at this time. However, our Board will continue to periodically review our leadership structure and may make such changes in the future as it deems appropriate.

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Risk assessment and oversight are an integral part of our governance and management processes. Our Board encourages management to promote a culture that incorporates risk management into our corporate strategy and day-to-day business operations. Management discusses strategic and operational risks at regular management meetings and conducts specific strategic planning and review sessions during the year that include a focused discussion and analysis of the risks facing us. Throughout the year, senior management reviews these risks with the Board at regular Board meetings as part of management presentations that focus on particular business functions, operations or strategies, and presents the steps taken by management to mitigate or eliminate such risks. Our Board does not have a standing risk management committee, but rather administers this oversight function directly through the Board as a whole, as well as through various standing committees of the Board that address risks inherent in their respective areas of oversight. In particular, our Board is responsible for monitoring and assessing strategic risk exposure and our audit committee is charged with overseeing the responsibilities of our Board with respect to the application of information and communication technology by us, including risks relating to cybersecurity. The audit committee also periodically reviews our policies and procedures for reviewing and approving or ratifying “related person transactions” (defined as transactions required to be disclosed pursuant to Item 404 of Regulation S-K), including our related person transaction policy, and recommends any changes to our Board, and in accordance with our related person transaction policy and the Nasdaq Rules, our audit committee conducts appropriate review and oversight of all related person transactions for potential conflict of interest situations on an ongoing basis. Our nomination and corporate governance committee manages the risk associated with the independence of the non-executive directors and potential conflicts of interest. Our compensation committee oversees the management of risk relating to our executive compensation plans and arrangements. The Board does not believe that its role in the oversight of our risks adversely affects the Board’s leadership.
Annual Board Evaluation
Under the Corporate Governance Guidelines, an annual assessment of the Board and its committees is required and the nomination and corporate governance committee charter requires the nomination and corporate governance committee to oversee such annual assessment.
Code of Conduct
We have adopted a written Code of Conduct that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions. We have posted a current copy of the Code of Conduct on our website, www.atai.com. Our Board is responsible for administering the Code of Conduct. In addition, we intend to post on our website all disclosures that are required by law or the Nasdaq Rules concerning any amendments to, or waivers from, any provision of the Code of Conduct. Our audit committee did not grant any waivers in 2024.
Clawback Policy
We have adopted a Recovery of Erroneously Awarded Compensation Policy, effective as of October 2, 2023, as required by Rule 10D-1 under the Securities Exchange Act of 1934, as amended, and the corresponding listing standards of Nasdaq. This policy provides for the mandatory recovery (subject to limited exceptions) from current and former officers of incentive-based compensation that was erroneously received during the three years preceding the date that we are required to prepare an accounting restatement. The amount required to be recovered is the excess of the amount of incentive-based compensation received over the amount that otherwise would have been received had it been determined based on the restated financial measure.
Policies and Practices Relating to the Grant of Stock Options
We do not grant option awards in anticipation of the release of material nonpublic information and we do not time the release of material nonpublic information for the purpose of affecting the value of executive compensation. In the event material nonpublic information becomes known to the compensation committee before granting an option award, the compensation committee will consider such information and use its business judgment to determine whether to delay the grant to avoid any appearance of impropriety.
Although we do not have a formal policy with respect to the timing of our option award grants, the compensation committee has historically granted such awards on a predetermined annual schedule.

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In fiscal year 2024, we did not grant stock options to our named executive officers during the four business days prior to or the one business day following the filing of our periodic reports or the filing or furnishing of a Form 8-K that discloses material nonpublic information.
Insider Trading Compliance Policy
Our Board has adopted an Insider Trading Compliance Policy that governs the purchase, sale and other dispositions of our securities by directors, officers and employees. We believe these policies and procedures are reasonably designed to promote compliance with insider trading laws, rules and regulations and applicable listing standards. It is also our policy to comply with applicable insider trading laws and regulations with respect to transactions in our own securities. A copy of our Insider Trading Compliance Policy is attached as Exhibit 19.1 to our Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on March 17, 2025.
The Insider Trading Policy prohibits our directors, officers and employees and any entities they control from purchasing financial instruments, such as prepaid variable forward contracts, equity swaps, collars and exchange funds, or otherwise engaging in transactions that hedge or offset, or are designed to hedge or offset, any decrease in the market value of our equity securities, or that may cause an officer, director or employee to no longer have the same objectives as our other shareholders.
Attendance by Members of the Board at Meetings
Consistent with the Articles of Association, which entered into effect following adoption of the resolutions to amend the articles of association at our 2025 Annual General Meeting, our board structure was amended from a two-tier structure to a one-tier structure. Before such amendment, there were six supervisory board meetings during fiscal year 2024. During fiscal year 2024, each incumbent supervisory director attended at least 75% of the aggregate of (i) all meetings of the supervisory board and (ii) all meetings of the committees on which the supervisory director served during the period in which he or she served as a supervisory director.
Currently, we do not maintain a formal policy regarding director attendance at the Annual General Meeting.

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COMMITTEES OF THE BOARD
Our Board has established audit, compensation, nomination and corporate governance and science & technology committees - each of which operates under a written charter that has been approved by our Board and that is available in the Investors section of our website at www.atai.lfe. All of the members of each of these committees are independent as defined under the Nasdaq Rules. Our Board has affirmatively determined that Sabrina Martucci Johnson, Amir Kalali, Scott Braunstein and Andrea Heslin Smiley meet the independence requirements of Rule 10A-3 under the Exchange Act and Nasdaq Rules for purposes of serving on the audit committee. All members of the compensation committee meet the heightened standard for independence specific to members of a compensation committee under the Nasdaq Rules and each qualifies as a “non-employee director” as defined in Rule 16b-3 of the Exchange Act. All members of the nomination and corporate governance committee are independent under the Nasdaq Rules.
The members and chairpersons of our audit, compensation, nomination and corporate governance and science & technology committees are set forth in the following table. Srinivas Rao, Christian Angermayer and John Hoffman do not currently serve on any committees of the Board.

Name	Audit	Compensation	Nominating	Science and Technology
Scott Braunstein	Member	—	—	Chair
Laurent Fischer	—	Member	—	Member
Sabrina Martucci Johnson	Chair	—	Chair	—
Amir Kalali, M.D.	Member	—	Member	Member
Andrea Heslin Smiley	Member	Chair	Member	—

Audit Committee
Our audit committee’s duties and responsibilities include:
•
the appointment, compensation, retention and oversight of the work of the independent auditor (including resolution of any disagreements between management and the independent auditor regarding financial reporting) and any other registered public accounting firm engaged for the purpose of preparing or issuing an audit report or related work or performing other audit, review or attestation services for us, and the independent auditor and each such other registered public accounting firm must report directly to the committee. The audit committee (or any member to whom pre-approval authority has been delegated) must pre-approve any audit and non-audit service provided to us by the independent auditor, unless the engagement is entered into pursuant to appropriate pre-approval policies established by the committee or if such service falls within available exceptions under SEC rules;

•
to review, discuss with our independent auditor and approve the functions of our internal auditor, including its purpose, authority, organization, responsibilities, budget and staffing; and review the scope and performance of the internal audit plan, including the results of any internal audits, any reports to management and management’s response to those reports;

•
to ensure that the independent auditor prepares and delivers, at least annually, a written statement delineating all relationships and services between the independent auditor and us, must actively engage in a dialogue with the independent auditor with respect to any disclosed relationships or services that, in the view of the committee, may impact the objectivity and independence of the independent auditor, and, if the committee determines that further inquiry is advisable, must take appropriate action in response to the independent auditor’s report to satisfy itself of the auditor’s independence;

•
to review and discuss the quarterly and annual audited financial statements with management and the independent auditor, including our disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K, and recommend to the Board whether the audited financial statements should be included in our Annual Report on Form 10-K;

•	to discuss with the independent auditor any audit problems or difficulties and management’s response;
•	to provide us with the report of the committee with respect to the audited financial statements for inclusion in our annual proxy statements;

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•	to discuss our earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;
•
to discuss our policies with respect to risk assessment and risk management, including guidelines and policies to govern the process by which our exposure to risk is handled, and oversee management of our enterprise risk, including financial and cybersecurity risks;

•
to review, with our General Counsel and outside legal counsel, legal and regulatory matters, including legal cases against or regulatory investigations of us and our subsidiaries, that could have a significant impact on our financial statements;

•
to establish procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters, and for the confidential and anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•
review and discuss with management and the independent auditor the adequacy of our internal control over financial reporting (“ICFR”) and any steps management has taken to address material weaknesses in ICFR;

•
to review all related person transactions as defined by Item 404 of Regulation S-K on an ongoing basis and all such transactions must be approved by the committee, as appropriate. The committee shall review and discuss with the independent auditor any matters required to be discussed by applicable auditing standards, including with respect to related person transactions;

•	to report regularly to the Board regarding the activities, deliberations and findings of the committee, including as required under applicable Dutch laws and regulations;
•	to annually perform an evaluation of its performance;
•	to annually review and reassess the committee’s charter and submit any recommended changes to the Board for its consideration; and
•
to, at least annually, consider and discuss with management and the independent auditor our Code of Conduct and the procedures in place to enforce the Code of Conduct. The committee must also consider and discuss and, as appropriate, grant requested waivers from the Code of Conduct brought to the attention of the committee, though the committee may defer any decision with respect to any waiver to the Board.

The members of the audit committee are Ms. Sabrina Martucci Johnson (who serves as chair of the audit committee), Mr. Braunstein, Dr. Kalali and Ms. Smiley. The members of our audit committee meet the requirements for financial literacy under the applicable rules of Nasdaq. Our Board (at that time functioning as a supervisory board) has determined that each of Ms. Sabrina Martucci Johnson and Mr. Braunstein is an “audit committee financial expert” as defined by Item 407(d)(5)(ii) of Regulation S-K.
The audit committee meets as often as one or more members of the audit committee deem necessary, but in any event, meets at least four times per year. The audit committee meets at least once per year with our independent accountant, without our management being present. The audit committee met seven times during 2024.
Compensation Committee
Our compensation committee is responsible for assisting the Board in the discharge of its responsibilities relating to the compensation of our senior management, including our key employees. In fulfilling its purpose, our compensation committee has the following principal duties:
•
to review and recommend for approval by the Board the compensation of our chief executive officer and other executive officers, including salary, bonus and incentive compensation levels; deferred compensation; executive perquisites; equity compensation (including awards to induce employment); severance arrangements; change-in-control benefits; and other forms of executive officer compensation. The committee shall meet without the presence of executive officers when approving or deliberating on chief executive officer compensation but may, in its discretion, invite the chief executive officer to be present during the approval of, or deliberations with respect to, other executive officer compensation;

•	to periodically review and make recommendations to the Board regarding the compensation for executive directors and non-executive directors;

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•	to prepare the annual Compensation Committee Report, to the extent required under applicable rules and regulations of the SEC;
•	to report regularly to the Board regarding the activities of the committee;
•	to review and approve or make recommendations to the Board regarding our incentive compensation and equity-based plans and arrangements;
•	to review and make recommendations to the Board regarding employment agreements and severance arrangements or plans for the chief executive officer and the other executive officers;
•	to review regulatory compliance with respect to compensation matters, including overseeing that reasonable efforts are made to structure compensation programs to preserve tax deductibility;
•
to the extent that we are required to include a “Compensation Discussion and Analysis” (“CD&A”) in our Annual Report on Form 10-K or annual proxy statement, to review and discuss with management the CD&A and will consider whether it will recommend to the Board that the CD&A be included in the appropriate filing;

•	to annually perform an evaluation of its performance; and
•	to annually review and reassess the committee’s charter and submit any recommended changes to the Board for its consideration.
The compensation committee has the authority to retain or obtain the advice of compensation consultants, legal counsel and other advisors to assist in carrying out its responsibilities, including direct responsibility for the appointment, oversight and compensation of such consultant, counsel or advisor and the ability to cause us, without further action by the Board, to pay the compensation of such consultant, counsel or advisor as approved by the compensation committee; provided, however, that in retaining or obtaining the advice of such consultant, counsel or advisor, other than in-house legal counsel, the compensation committee shall take into consideration the factors affecting independence required by applicable SEC and Nasdaq Rules. The compensation committee also has the authority to conduct or authorize investigations into any matters within the scope of its responsibilities as it shall deem appropriate, including the authority to request any officer, employee or advisor of us to meet with the compensation committee or any advisors engaged by the compensation committee. During 2024, the compensation committee engaged Radford, which is part of the Rewards solutions practice at Aon plc (“Radford”). The compensation committee reviewed compensation assessments provided by Radford comparing our compensation to that of a group of peer companies within our industry and met with Radford to discuss compensation of our key employees and to receive input and advice. The compensation committee reviewed legal matters related to the form of compensation of our key employees and the employment contracts associated with these officers. The compensation committee has considered the independence of its advisors and found them to be so according to the adviser independence factors required under SEC rules as they relate to (i) additional services, (ii) total fees as a percentage of total revenue, (iii) conflict of interest policies, (iv) business or personal relationships with members of the compensation committee, (v) stock ownership by compensation advisors and (vi) business or personal relationships with our executives.
The members of our compensation committee are Mr. Fischer and Ms. Smiley (who serves as chair of the compensation committee). The compensation committee meets as often as necessary to carry out its responsibilities. The compensation committee met five times during 2024.
Nomination and Corporate Governance Committee
Our nomination and corporate governance committee’s responsibilities include:
•
to identify individuals qualified to become members of the Board and ensure that the Board has the requisite experience and that its membership consists of persons with sufficiently independent backgrounds who contribute to the mix of experience, backgrounds, qualifications and skills of the Board. The committee will also recommend to the Board the nominees for election to the Board at the next annual general meeting of shareholders;

•	to annually review the Board committee structure and recommend to the Board for its approval directors to serve as members of each committee of the Board;

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•	to periodically review the Board leadership structure to assess whether it is appropriate given our specific characteristics and circumstances and recommend any proposed changes to the Board;
•
to develop and recommend to the Board the corporate governance guidelines of the Board. The committee will, from time to time as it deems appropriate, review and reassess the adequacy of such corporate governance guidelines and recommend any proposed changes to the Board for approval;

•	to oversee the annual self-evaluations of the Board and management;
•	to make recommendations to the Board regarding governance matters, including, but not limited to, the articles of association, corporate governance guidelines and the charters of the other committees;
•	to periodically review, as needed, and provide oversight with respect to, our strategy, initiatives, policies and risks concerning environmental and social matters;
•	to report regularly to the Board regarding the activities of the committee;
•	to annually perform an evaluation of its performance; and
•	to annually review and reassess its charter and submit any recommended changes to the Board for its consideration.
The members of our nomination and corporate governance committee are Ms. Smiley, Dr. Kalali and Ms. Sabrina Martucci Johnson (who serves as chair of the nomination and corporate governance committee). The nomination and corporate governance committee meets as often as necessary to carry out its responsibilities. The members of the nomination and corporate governance committee met four times during 2024.
Science and Technology Committee
Our science and technology committee’s duties and responsibilities include:
•	to review, evaluate and advise the Board and management, as appropriate, regarding our progress in achieving our near-term and long term strategic R&D goals and objectives;
•	to review, evaluate and advise the Board regarding the quality, direction and competitiveness of our R&D programs;
•	to identify, monitor and discuss new and emerging trends in pharmaceutical science, technology and regulation;
•
to periodically make recommendations to the Board or another committee of the Board on our internal and external investments in science and technology (however, any investments in R&D are subject to the review and oversight of the Board or another committee of the Board including, but not limited to, any strategic initiatives or similar subcommittee);

•	to monitor progress of our pipeline;
•	to annually perform an evaluation of its performance; and
•	to annually review and reassess its charter and submit any recommended changes to the Board for its consideration.
The science and technology committee meets as often as necessary to carry out its responsibilities. The members of the science and technology committee are Mr. Scott Braunstein (who serves as chair of the science and technology committee), Mr. Laurent Fischer and Dr. Amir Kalali. The science and technology committee met two times during 2024.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
The following table presents information relating to the beneficial ownership of our Ordinary Shares as of July 31, 2025 by:
•	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our Ordinary Shares;
•	each director, director nominee and named executive officer, individually; and
•	all current directors and executive officers as a group.
The number of Ordinary Shares beneficially owned by each shareholder is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any Ordinary Shares over which the individual or entity has sole or shared voting power or investment power. Applicable percentage ownership is based on 214,309,558 Ordinary Shares outstanding as of July 31, 2025. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, Ordinary Shares subject to options, restricted share units or other rights held by such person that are currently exercisable or will become exercisable or will vest within 60 days of July 31, 2025 are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares held by that person.
Unless otherwise indicated below, the address for each beneficial owner is atai Life Sciences N.V., Prof. J.H. Bavincklaan 7, 1183 AT Amstelveen, the Netherlands.

	Number of Ordinary Shares beneficially owned
	Number	Percent
Name of beneficial owner
5% or greater shareholders:
Apeiron Investment Group Ltd.(1)	46,521,717	21.7%
Named executive officers, directors and director nominees:
Florian Brand(2)	7,492,455	3.5%
Srinivas Rao, M.D., Ph.D.(3)	4,443,793	2.1%
Anne Johnson(4)	1,354,632	*
Sahil Kirpekar, M.D.(5)	216,870	*
Christian Angermayer(1)(6)	47,807,881	22.3%
Amir Kalali, M.D.(7)	363,666	*
Andrea Heslin Smiley(8)	363,666	*
Sabrina Martucci Johnson(9)	359,000	*
Scott Braunstein, M.D.(10)	85,832	*
Laurent Fischer, M.D.(11)	85,832	*
John Hoffman	—	—
Cosmo Feilding-Mellen(12)	—	—
Robert Hershberg(13)	—	—
All current directors and executive officers as a group (12 persons)(14)	56,870,563	26.5%

*	Indicates ownership of less than 1%.
(1)
Based solely on (i) the Schedule 13D jointly filed with the SEC on June 4, 2025 by Apeiron, Apeiron Presight Capital Fund II, L.P. (“Presight II”), Presight Capital Management I, L.L.C. (“Presight Management”), Fabien Hansen and Christian Angermayer, (ii) the Form 4 jointly filed with the SEC on March 24, 2025 by Apeiron and Christian Angermayer and (iii) 8,675,799 Ordinary Shares that are expected to be purchased by Apeiron pursuant to the July PIPE Financing within 60 days of July 31, 2025. As of June 30, 2025, Apeiron and Mr. Angermayer reported shared voting and dispositive power over 46,521,717 Ordinary Shares, and Presight II and Fabian Hansen reported shared voting and dispositive power over 1,799,302 Ordinary Shares. Presight II is the record holder of 1,799,302 Ordinary Shares. Apeiron and Mr. Hansen are the managing members of Presight Management, which is the general partner of Presight II. As a result, each of Apeiron, Mr. Hansen and Presight Management may be deemed to share beneficial ownership of the securities held by Presight II. Apeiron is the record holder of 42,369,415 Ordinary Shares and may be deemed to own an additional 2,353,000 Ordinary Shares underlying

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
convertible notes. Mr. Angermayer is the majority shareholder of Apeiron and may be deemed to share beneficial ownership of the securities beneficially owned by Apeiron. Apeiron has pledged 40,569,415 of our Ordinary Shares beneficially owned by Apeiron to secure obligations under certain loan agreements. The principal business address for Apeiron, and Mr. Angermayer is 66 & 67, Amery Street, SLM1707, Sliema, Malta. The principal business address for Presight II, Presight Management and Mr. Hansen is 440 N Barranca Ave #3391 Covina, California 91723.
(2)
Mr. Brand ceased serving as our Co-Chief Executive Officer and terminated employment with us effective December 31, 2024. See “Executive Employment Agreements—Separation Agreement with Mr. Brand” for additional information. Consists of 2,333 shares owned by Mr. Brand’s spouse, 130,000 shares owned by Mr. Brand, 2,453,722 options held by Mr. Brand that are currently exercisable or will be exercisable within 60 days of July 31, 2025, and 4,906,400 shares indirectly held by the HSOP GbR for the benefit of Mr. Brand under the Company’s Hurdle Share Option Program.

(3)
Consists of 3,500 shares owned by Dr. Rao’s spouse, 212,942 shares owned by Dr. Rao, and 4,267,351 options held by Dr. Rao that are currently exercisable or will be exercisable within 60 days of July 31, 2025.

(4)	Consists of 140,045 shares owned by Mrs. Johnson and 1,214,587 options held by Mrs. Johnson that are currently exercisable or will be exercisable within 60 days of July 31, 2025.
(5)	Consists of 115,636 shares owned by Dr. Kirpekar and 101,234 options held by Dr. Kirpekar that are currently exercisable or will be exercisable within 60 days of July 31, 2025.
(6)
In addition to the beneficial ownership described in footnote (1), also includes 1,286,164 options held by Mr. Angermayer that are currently exercisable or will be exercisable within 60 days of July 31, 2025.

(7)	Consists of 4,666 shares owned by Dr. Kalali and 359,000 options held by Dr. Kalali that are currently exercisable or will be exercisable within 60 days of July 31, 2025.
(8)	Includes 4,666 shares owned by Ms. Smiley and 359,000 options held by Ms. Smiley that are currently exercisable or will be exercisable within 60 days of July 31, 2025.
(9)	Consists of 359,000 options held by Mrs. Johnson that are currently exercisable or will be exercisable within 60 days of July 31, 2025.
(10)	Consists of 85,832 options held by Dr. Braunstein that are currently exercisable or will be exercisable within 60 days of August 4, 2025.
(11)	Consists of 85,832 options held by Dr. Fischer that are currently exercisable or will be exercisable within 60 days of July 31, 2025.
(12)
If the Acquisition is consummated, Mr. Feilding-Mellen will receive   shares as consideration in the Acquisition, which will represent  % of the shares outstanding after giving effect to the consummation of the Acquisition.

(13)
If the Acquisition is consummated, Dr. Hershberg will receive   shares as consideration in the Acquisition, which will represent  % of the shares outstanding after giving effect to the consummation of the Acquisition.

(14)
Represents in the aggregate (a) 46,938,306 shares held directly and (b) 9,932,257 shares underlying options to purchase Ordinary Shares that are currently exercisable or will be exercisable within 60 days of July 31, 2025.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
We are incorporating by reference the information set forth under “Certain Relationships and Related Party Transactions” in our annual proxy statement filed April 21, 2025.
In addition, we entered into the following transactions subsequent to the filing of our annual proxy statement:
Voting Agreements
Concurrently with the execution of the Share Purchase Agreement, the Company, its directors and the members of the executive team of the Company, Beckley Psytech and Apeiron, the family office of the Company’s founder which owns approximately 21.1% of the outstanding Ordinary Shares in the Company prior to giving effect to the PIPE Financings, entered into the Voting Agreements, pursuant to which the parties to the Voting Agreements have agreed to vote (or cause to be voted) all of the Ordinary Shares held by them in favor of certain matters set forth in the Voting Agreement, including to support (i) without limitation, shareholder approvals to approve the transactions contemplated by the Share Purchase Agreement and, (ii) in the case of Apeiron and subject to certain conditions, any potential transaction that may be pursued by the Company to move the legal and tax domicile of the Company from the Netherlands (in respect of its corporate seat) and Germany (in respect of its tax domicile) to Delaware.
Shareholders Rights Agreement and Lock-Up Agreement
Substantially concurrently with the entry into the Share Purchase Agreement, Apeiron entered into a shareholders rights agreement with the Company (the “Rights Agreement”). Under the Rights Agreement, Apeiron will have the right, subject to certain requirements, to select a number of director designees equal to (i) two, for so long as Apeiron and its affiliates beneficially own no less than 12.5% of the equity securities of the Company (inclusive of Common Shares issued or issuable in connection with the exercise of options, warrants, rights, units or other securities) and (ii) one, for so long as Apeiron and its affiliates collectively beneficially own at least 7.5% but less than 12.5% of such Company equity securities. Apeiron and atai acknowledged and agreed that as of the entry into the Rights Agreement, Apeiron had previously appointed to the Board the “Current Investor Appointees,” John Hoffman and Christian Angermayer, each presently an atai director.
Apeiron has also agreed to enter a Lock-Up Agreement containing customary lock-up terms, pursuant to which Apeiron will, subject to certain exceptions, not transfer any equity securities of the Company for a certain specified period. At the expiration of such period, the lock-up restrictions will fall away in part on a monthly basis until the date that is twelve months following the expiration of such period.
Registration Rights Agreement
On June 2, 2025, the Company entered into the Registration Rights Agreement providing for certain registration rights with respect to Common Shares held by such holders from time to time. It is expected that Beckley Psytech shareholders that receive Common Shares in the Acquisition will enter into joinders to become parties to the Registration Rights Agreement at the Closing.
The Registration Rights Agreement requires the Company to file a registration statement under the Securities Act providing for the resale of all or part of the registrable securities held by the parties thereto, including the shares underlying the pre-funded warrants, as promptly as practicable, and in any event within 30 calendar days following the earlier of (i) the closing of the transactions contemplated by the Share Purchase Agreement and (ii) the termination of the Share Purchase Agreement, and use reasonable best efforts to cause such registration statement to be declared effective within the timelines specified therein, and thereafter to keep such registration statement effective for the periods specified therein.
Apeiron will have customary demand rights that will require the Company to file registration statements registering its registrable securities. The Company has agreed to reasonably assist and cooperate, including by making management available for an electronic “road show” or other marketing efforts, in block trades and marketed or non-marketed underwritten shelf takedown offerings for sales by Apeiron with an offering price, in the aggregate, of at least $25 million. The Registration Rights Agreement also includes customary piggyback rights for Apeiron, subject to certain priority provisions. The Company has agreed to bear all registration expenses, including reasonable and documented fees of one counsel for all the selling shareholders, other than customary underwriting commissions or fees, regardless of whether a registration statement is filed or becomes effective. The Registration Rights Agreement also contains customary indemnity, exculpation and contribution obligations by the Company and the other parties to the Registration Rights Agreement.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
Option Grants
On June 2, 2025, the Company granted to Mr. Angermayer in further consideration of his continued service as a consultant and other valuable consideration (i) an option to purchase 337,686 ordinary shares of the Company that will vest with respect to 131,698 shares subject to the option based on the Company’s standard four year vesting schedule and with respect to 205,988 shares subject to the option based on the Company achieving asset value goals by December 31, 2026 and continued service, and (ii) an option to purchase 292,500 shares that will vest based on the Company achieving asset value goals by December 31, 2026 and continued service. In addition, the options are subject to Mr. Angermayer entering into an amended consultancy agreement that provides for compliance with the Company’s code of conduct, compliance program and the voting agreement entered by Apeiron.
Transactions Related to Cosmo Feilding-Mellen
We are also party to transactions with Beckley Psytech, where Mr. Cosmo Feilding-Mellen, a nominee for appointment to our Board, serves as the Co-Founder and Chief Executive Officer and a member of the board of directors. Mr. Fielding-Mellen's brother is also a shareholder of Beckley Psytech. The transactions with Beckley Psytech are described further in the section captioned “The Acquisition—Background of the Acquisition” of this proxy statement/prospectus.
July PIPE Financing
On July 1, 2025, the Company entered into subscription agreements, dated as of July 1, 2025 (“Subscription Agreements”), relating to the purchase (the “July PIPE Financing”) by the investors party thereto (the “July PIPE Investors”) of 18,264,840 Ordinary Shares for a purchase price of $2.19 per share and a pre-funded warrant to purchase 4,566,210 Ordinary Shares with an exercise price of $0.01 (the “Pre-Funded Warrant”) for a purchase price of $2.19 per Ordinary Share underlying the Pre-Funded Warrant less the exercise price for the Pre-Funded Warrant of $0.01 per share, resulting in aggregate gross proceeds to the Company from the July PIPE Financing of approximately $50 million. The July PIPE Financing was subject to the satisfaction of customary closing conditions contained in the Subscription Agreements and was completed in August 2025. The proceeds from the PIPE Financing are expected to be used by the Company for general corporate purposes, including for working capital and to advance the clinical development of its product candidates and programs. Apeiron participated in the July PIPE Financing.
Promissory Note
On August 13, 2025, the Company and Beckley Psytech entered into a senior promissory note (the “Promissory Note”), pursuant to which the Company will advance an aggregate principal amount of up to $10.0 million to Beckley Psytech to be used for the achievement of certain development milestones of BPL-003. The Promissory Note bears interest at a rate equal to the lesser of 12% per annum and the highest rate permitted by applicable law. The outstanding principal balance of the Promissory Note and all accrued but unpaid interest are due and payable in full on the earlier of (i) the payment of the Break Fee, (ii) three hundred sixty-four days from the date of the first advance, and (iii) the occurrence of an event of default pursuant to the Promissory Note.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
EXECUTIVE AND DIRECTOR COMPENSATION
This section discusses the material components of the executive compensation program for our executive officers who are named in the “2024 Summary Compensation Table” below. In 2024, our “named executive officers” and their positions were as follows:
•	Srinivas Rao, M.D., Ph.D., Chief Executive Officer;
•	Florian Brand, former Co-Chief Executive Officer*;
•	Anne Johnson, Chief Financial Officer; and
•	Sahil Kirpekar, M.D., former Chief Business Officer*.
*
Mr. Brand ceased serving as our Co-Chief Executive Officer and terminated employment with us effective December 31, 2024. See “Executive Employment Agreements - Separation Agreement with Mr. Brand” for additional information. Dr. Kirpekar ceased serving as our Chief Business Officer and terminated employment with us effective April 2, 2025.

2024 Summary Compensation Table
The following table sets forth information concerning the compensation of our named executive officers for the years presented.

Name and Principal Position(4)	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
Srinivas Rao, M.D., Ph.D., Chief Executive Officer	2024	568,333	255,777	—	2,628,100	10,350	3,462,560
	2023	550,000	233,750	413,000	528,000	9,900	1,734,650
Florian Brand, Former Chief Executive Officer	2024	550,000	247,500	599,478	1,973,544	4,943	3,375,465
	2023	550,000	233,750	826,000	1,408,000	9,575	3,027,325
Anne Johnson, Chief Financial Officer	2024	415,000	149,465	—	927,324	10,350	1,502,139
	2023	360,000	124,332	236,000	440,000	9,900	1,170,232
Sahil Kirpekar, M.D., Former Chief Business Officer	2024	455,000	163,818	—	792,161	10,350	1,421,329

(1)
Amounts represent performance-based annual cash bonuses for the named executive officers for fiscal year 2024. For additional information regarding these amounts, refer to “2024 Cash Based Incentive Compensation”.

(2)
Amounts reflect the grant-date fair value of stock options and restricted stock units computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of stock options and restricted stock units granted to our named executive officers in Note 15 to the consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2024. Amounts shown in the “Option Awards” column for Dr. Rao, Mr. Brand and Mrs. Johnson also include, $1,477,815, $334,437 and $135,163 respectively, which reflects the incremental fair value, computed as of the modification date in accordance with ASC Topic 718, of stock options that were granted prior to our IPO that were subsequently amended in October 2024 to extend the term of such options by five years. The entire amount shown in the “Stock Awards” column and $1,639,107 shown in the “Option Awards” column for Mr. Brand represent the incremental fair value, computed as of the modification date in accordance with ASC Topic 718, of stock options and restricted stock units that were amended in 2024 in connection with Mr. Brand’s termination of employment. See the “Outstanding Equity Awards at Fiscal Year-End” table below for additional information.

(3)
The amount shown for Mr. Brand includes contributions to a German pension scheme and private insurance premiums. The amounts shown for Dr. Rao, Mrs. Johnson and Dr. Kirpekar include matching contributions under our 401(k) plan.

(4)
All amounts, other than those shown in the “Stock Awards” and “Option Awards” columns, for Mr. Brand were paid in Euros and converted to U.S. Dollars using the exchange rate in effect on the applicable payment date.

Narrative to 2024 Summary Compensation Table
General
Our executive compensation program is designed to align executive pay with our performance on both short-term and long-term bases, link executive pay to shareholder value creation, and utilize compensation as a tool to assist us in attracting and retaining the high-caliber executives that we believe are critical to our long-term success. Our equity-based awards are subject to vesting over a number of years and, in some instances, the achievement of pre-established performance metrics. Additionally, these awards only provide value to the extent our stock price increases over time. Therefore, “total” compensation as shown in the table above and calculated in accordance with SEC and applicable accounting rules, is not

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
necessarily reflective of the compensation actually realized by our named executive officers for a given year. Please see the remaining sections of this “Narrative to 2024 Summary Compensation Table” for a description of all of the elements that comprise our executive compensation program for 2024.
2024 Salaries
The named executive officers receive a base salary to compensate them for services rendered to our company. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. Effective March 1, 2024, atai’s management board approved increases to the annual base salaries of our named executive officers as set forth in the following table.

Name	2023 Annual Base Salary	2024 Annual Base Salary
Srinivas Rao, M.D., Ph.D.	$550,000	$572,000
Florian Brand	$550,000	$550,000
Anne Johnson	$360,000	$426,000
Sahil Kirpekar, M.D.	$440,000	$458,000

2024 Cash-Based Incentive Compensation
We provide annual bonuses designed to motivate and reward our executives, including our named executive officers, for achievements relative to certain Company performance metrics for the year. Each named executive officer’s target bonus opportunity is expressed as a percentage of annual base salary. The 2024 annual bonuses for Dr. Rao, Mr. Brand, Mrs. Johnson, and Dr. Kirpekar were targeted at 50%, 50%, 40%, and 40% of their respective base salaries.
In February 2025, in consultation with atai’s management board and upon the recommendation of the compensation committee, atai’s supervisory board determined that the 2024 corporate, clinical and financing goals were achieved at 90%. As such, 2024 bonuses for our named executive officers were generally paid at 90% of their target bonus opportunities. In accordance with Mr. Brand’s separation agreement as described below, he was eligible to receive his 2024 annual bonus based on actual performance for calendar year 2024.
The bonuses awarded to our named executive officers for 2024 performance are set forth above in the 2024 Summary Compensation Table in the column entitled “Bonus”.
Equity Compensation
Our named executive officers have been granted options to purchase our Ordinary Shares. Options typically vest as to 25% of the shares subject to the option on the first anniversary of the applicable vesting commencement date and as to the remaining 75% of the shares subject to the option in 36 substantially equal monthly installments thereafter until the fourth anniversary of the vesting commencement date, subject to accelerated vesting upon a change in control or in the event the named executive officer’s service with the Company is terminated due to his or her death or disability. Certain options granted to our named executive officers have been granted with performance-based vesting conditions.
The following table sets forth the aggregate number of options granted to our named executive officers during 2024.

Named Executive Officer	2024 Annual Base Salary
Srinivas Rao, M.D., Ph.D.	800,000
Florian Brand	—
Anne Johnson	550,000
Sahil Kirpekar, M.D.	550,000

Refer to the “Outstanding Equity Awards at Fiscal Year End” table below for information regarding the vesting schedules of these awards.
Other Elements of Compensation
Retirement Plans
ATAI Life Sciences US, Inc. maintains a 401(k) retirement savings plan for its employees employed in the U.S. who satisfy certain eligibility requirements. Our named executive officers in the U.S. are eligible to participate

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
in the 401(k) plan on the same terms as other full-time employees. Currently, we match 100% of employee contributions to the 401(k) plan, up to 3% of eligible compensation, and these matching contributions are fully vested as of the date on which the contribution is made. We believe that providing a vehicle for tax-deferred retirement savings to our employees in the U.S. adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our named executive officers, in accordance with our compensation policies. We did not maintain any private pension or retirement plans for our employees employed in Germany or the United Kingdom during 2024.
Employee Benefits and Perquisites
All of our full-time employees in the U.S., including our named executive officers, are eligible to participate in our health and welfare plans, including, medical, dental and vision benefits, short-term and long-term disability insurance, and life insurance. During 2024, we reimbursed or directly paid 100% of the premium payments for coverage under these plans for all of our employees.
During 2024, Mr. Brand was entitled to reimbursement for contributions paid by him for private health and long-term care insurance, not to exceed $960 per month, which amounts are reported in the “All Other Compensation” column of the 2024 Summary Compensation Table above.
Outstanding Equity Awards at Fiscal Year-End
The following table summarizes the number of Ordinary Shares underlying outstanding equity awards for each named executive officer as of December 31, 2024.

	Option Awards						Stock Awards
Name	Vesting Commencement Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Exercise Price ($)(2)	Option Expiration Date(2)	Number of Securities That Have Not Vested (#)	Market Value of Securities That Have Not Vested ($)(3)
Srinivas Rao, M.D., Ph.D.	4/1/2019	1,307,408	—	—	2.44	8/20/2030	—	—
	4/1/2019	—	—	248,889(5)	2.50	8/20/2030	—	—
	8/21/2020	840,000	—	—	2.44	8/20/2030	—	—
	1/20/2021	517,149(5)	—	226,616(5)	5.68	8/20/2030	—	—
	4/29/2021	650,768	59,184(4)	—	11.71	8/20/2030	—	—
	3/2/2022	625,944	151,456(4)	—	5.65	3/1/2032	—	—
	3/14/2023	262,500	337,500(4)	—	1.18	3/14/2033	—	—
	1/1/2024	—	800,000(4)	—	1.84	3/13/2034	—	—
	3/14/2023	—	—	—	—		175,000(6)	232,750
Florian Brand(7)	6/5/2018	4,240,000	—	—	0.37	12/31/2025	—	—
	1/20/2021	400,688	—	—	5.68	12/31/2025	—	—
	4/29/2021	331,068	—	—	11.71	12/31/2025	—	—
	3/2/2022	823,009	—	—	5.65	12/31/2025	—	—
	3/14/2023	1,200,000	—	—	1.18	12/31/2026	—	—
Anne Johnson	1/20/2021	326,416	—	—	5.68	8/20/2030	—	—
	4/29/2021	105,556	9,596(4)	—	11.71	8/20/2030	—	—
	1/1/2022	145,818	54,182(4)	—	5.54	2/11/2032	—	—
	9/1/2022	40,285	31,335(4)	—	2.86	10/21/2032	—	—
	3/14/2023	218,744	281,256(4)	—	1.18	3/14/2033	—	—
	1/1/2024	—	550,000(4)	—	1.84	3/13/2034	—	—
	3/14/2023	—	—	—	—		100,000(6)	133,000

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

	Option Awards						Stock Awards
Name	Vesting Commencement Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Exercise Price ($)(2)	Option Expiration Date(2)	Number of Securities That Have Not Vested (#)	Market Value of Securities That Have Not Vested ($)(3)
Sahil Kirpekar, M.D.	11/29/2022	390,625	359,375(4)	—	3.34	12/1/2032	—	—
	3/14/2023	120,311	154,689(4)	—	1.18	3/14/2033	—	—
	1/1/2024	—	550,000(4)	—	1.84	3/13/2034	—	—
	3/14/2023	—	—	—	—		100,000(6)	133,000

(1)
Outstanding options that were granted prior to our June 2021 initial public offering (“IPO”) are subject to accelerated vesting upon a change in control or in the event the named executive officer’s service with us is terminated due to his or her death or disability.

(2)
All options granted prior to our IPO were granted with an exercise price denominated in Euros. The exercise prices have been converted to U.S. dollars using the exchange rate in effect as of the date of grant. All options granted after our IPO are denominated in USD. Additionally, the options granted to our named executive officers prior to our IPO were amended in October 2024 to extend the term of such options by five years.

(3)	Amounts shown are based on the closing price of our Ordinary Shares on December 31, 2024, of $1.33 per share.
(4)
The award vests as to 25% of the shares subject to the award on the first anniversary of the vesting commencement date and as to the remaining 75% of the shares subject to the award in 36 substantially equal monthly installments thereafter until the fourth anniversary of the vesting commencement date, subject to the named executive officer’s continued service with us through each applicable vesting date.

(5)
The options may not be exercised prior to the achievement of certain performance metrics, subject to continued employment through such date. The number of shares for which each option is shown as being exercisable and unexercisable represent, respectively, the number of shares for which each option was vested and unvested as of December 31, 2024 pursuant to the service-based vesting schedule. The performance metrics applicable to the options generally related to certain clinical achievements.

(6)
The award vests as to 50% of the shares subject to the award on the first anniversary of the vesting commencement date and as to the remaining 50% of the shares subject to the award on the second anniversary of the vesting commencement date. These awards are restricted stock units which have no strike price.

(7)	See “Executive Employment Agreements – Separation Agreement with Mr. Brand” for information on the treatment of his outstanding options in connection with his termination of service.
Executive Employment Agreements
ATAI Life Sciences US, Inc. (“ATAI US”) has entered into an employment agreement with each of Dr. Rao, Mrs. Johnson and Dr. Kirpekar.
Under the employment agreements in effect during 2024, if ATAI US terminated Dr. Rao, Mrs. Johnson or Dr. Kirpekar without “cause” or the executive resigned for “good reason” (each as defined below), subject to the executive timely executing a release of claims and the executive’s continued compliance with certain covenants, the executive would be entitled to receive (i) base salary continuation for a period of nine months; (ii) payment for any earned but unpaid annual bonus for the year prior to the year of termination; and (iii) reimbursement for continued health coverage pursuant to COBRA for up to nine months following termination.
If ATAI US terminated Dr. Rao, Mrs. Johnson or Dr. Kirpekar without “cause” or the executive resigned for “good reason”, in either case, on or within 12 months following a change in control, then, in lieu of the severance payments and benefits described above, subject to the executive’s timely executing a release of claims and the executive’s continued compliance with certain covenants, the executive would have received (i) a lump-sum payment equal to one times the sum of the executive’s annual base salary and target annual bonus for the year of termination; (ii) payment for any earned but unpaid annual bonus for the year prior to the year of termination; (iii) reimbursement for continued health coverage pursuant to COBRA for up to 12 months following termination; and (iv) accelerated vesting of all unvested equity or equity-based awards held by the executive that vest solely based on the passage of time, with any such awards that vest based on the attainment of performance-vesting conditions being governed by the terms of the applicable award agreement. In addition, the time period that the executives have to exercise any unvested options would be extended until the first to occur of (x) 12 months following termination and (y) the expiration of the remaining term of the applicable option.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
For purposes of the employment agreements, “cause” generally means the named executive officer’s (i) commission of, or indictment for, a felony or any misdemeanor involving moral turpitude, deceit or intentional fraud, (ii) gross negligence, willful misconduct or repeated insubordination with respect to ATAI US or any of its affiliates, (iii) use of alcohol or illegal drugs in a manner that impairs the performance of the executive’s obligations under the employment agreement, (iv) misconduct that violates any applicable state or federal law prohibiting workplace harassment or that violates any written policy of ATAI US adopted to prevent workplace harassment or discrimination, (v) conduct which the executive knows or reasonably should have known would cause ATAI US to violate state or federal law, or (vi) repeated failure to substantially perform the executive’s employment duties or material breach of the executive’s material obligations under the employment agreement if such breach is not cured following notice from the Board.
For purposes of the employment agreements, “good reason” generally means, subject to an opportunity for notice and cure, ATAI US’s material breach of any material obligation under the employment agreement.
Mrs. Johnson and Dr. Kirpekar have agreed to refrain from competing with us while employed and following termination of employment for any reason for a period of 12 months (or two years for Mrs. Johnson if she breaches her fiduciary duties or misappropriates our property or proprietary information). Dr. Rao, Mrs. Johnson and Dr. Kirpekar have agreed to refrain from soliciting our employees or consultants to terminate their relationship with us and from inducing our clients, licensors, licensees or customers to terminate, breach or materially change their relationship with us, in each case, while employed and following termination of employment for any reason for a period of 12 months (or 24 months for Mrs. Johnson).
Separation Agreement with Mr. Brand
In May 2024, we entered into a separation agreement with Mr. Brand pursuant to which Mr. Brand transitioned from Chief Executive Officer to Co-Chief Executive Officer effective June 1, 2024 and terminated employment effective December 31, 2024.
In connection with Mr. Brand’s termination of employment, subject to his timely execution of a mutual release of claims, Mr. Brand became eligible to receive the following payments and benefits: (i) continued payment of his annual base salary for five (5) months; (ii) his annual bonus for calendar year 2024 in an amount determined by the Board based on actual performance for the year; (iii) immediate vesting of any outstanding unvested equity awards that would have vested based solely on his continued service through March 15, 2025, plus fifty-percent of his unvested March 2023 option grant (the “March 2023 Option”); (iv) the time period that he has to exercise any stock options was extended until December 31, 2025, or December 31, 2026 with respect to the March 2023 Option; and (v) tax return preparation assistance for 2023, 2024 and 2025. Mr. Brand is prohibited from selling or otherwise transferring the shares subject to the March 2023 Option until December 31, 2025.
Mr. Brand participates in a Hurdle Share Option Program (the “HSOP” and such shares, the “HSOP Shares”), which represents the right to indirectly participate in the appreciation in value of the Company through ATAI Life Sciences HSOP GbR, a partnership vehicle established for this purpose. Mr. Brand’s termination of employment constitutes a “good leaver event” for purposes of the HSOP, resulting in him keeping his vested HSOP Shares.
Director Compensation
We maintain a compensation policy for our Board pursuant to which our directors may be entitled to cash and equity compensation in such amounts necessary to attract and retain directors that have the talent and skills to foster long-term value creation and enhance the sustainable development of the Company. The compensation payable under the policy is intended to be competitive in relation to both the market in which the Company operates and the nature, complexity and size of the Company’s business.
During 2024, prior to the amendment of our Board structure to a one-tier structure, our supervisory directors received the following amounts for their services on our supervisory board:
•	Upon the director’s initial election or appointment to our supervisory board, an option to purchase 206,000 Ordinary Shares;
•
If the director has served on our supervisory board for at least six months as of the date of an annual meeting of shareholders and will continue to serve as a director immediately following such meeting, an option to purchase 103,000 Ordinary Shares on the date of the Extraordinary General Meeting;

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
•	An annual director fee of $40,000, increased to $45,000 effective May 17, 2024;
•	If the director serves as lead independent director or chair or on a committee of our supervisory board, an additional annual fee as follows:
•	Chair of the board, $30,000;
•	Lead independent director, $25,000, increased to $42,500 effective May 17, 2024;
•	Chair of the audit committee, $15,000, increased to $20,000 effective May 17, 2024;
•	Audit committee member, other than the chair, $7,500, increased to $10,000 effective May 17, 2024;
•	Chair of the compensation committee, $10,000, increased to $15,000 effective May 17, 2024;
•	Compensation committee member, other than the chair, $5,000, increased to $7,500 effective May 17, 2024;
•	Chair of the nominating and corporate governance committee, $8,000, increased to $10,000 effective May 17, 2024;
•	Nominating and corporate governance committee member, other than the chair, $4,000, increased to $5,000 effective May 17, 2024;
•	Chair of the science and technology committee, $12,000 beginning September 18, 2024; and
•	Science and technology committee member, other than the chair, $6,000 beginning September 18, 2024.
Director fees are payable in arrears in four equal quarterly installments not later than the thirtieth day following the final day of each calendar quarter, provided that the amount of each payment is prorated for any portion of a quarter that a director is not serving on our supervisory board.
Options granted to our non-employee directors have an exercise price equal to the fair market value of an Ordinary Share on the date of grant and expire not later than ten years after the date of grant. Options granted upon a director’s initial election or appointment vest as to one-third of the shares on the first anniversary of the date of grant and in twenty-four (24) substantially equal monthly installments thereafter until the third anniversary of the date of grant. Options granted annually to directors vest in a single installment on the earlier of the day before the next Extraordinary General Meeting or the first anniversary of the date of grant. In addition, all unvested options vest in full upon the occurrence of a change in control.
The following table sets forth information concerning the compensation of non-employee members of our supervisory board for service on the board for the year ended December 31, 2024.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(2)	Total ($)
Christian Angermayer	73,104	2,087,873	2,160,977
Michael Auerbach	85,522	106,575	192,097
Jason Camm(1)	15,412	—	15,412
Sabrina Martucci Johnson	70,451	106,575	177,026
Amir Kalali, M.D.	58,277	106,575	164,852
Andrea Heslin Smiley	69,882	106,575	176,457
Scott Braunstein, M.D.	35,940	213,151	249,091
Laurent Fischer	33,190	213,151	246,34

(1)	Effective May 23, 2024, Jason Camm stepped down from the Board.
(2)
Amounts reflect the full grant-date fair value of stock options computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all stock options granted to our supervisory board members in Note 15 to the consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2024. The amount shown for Mr. Angermayer also includes $1,769,137, which represents the grant date fair value of stock options, computed in accordance with ASC Topic 718, granted to him as compensation for consulting services under his 2024 Consultancy Agreement. For additional information on the 2024 Consultancy Agreement, see “Certain Relationships and Related Party Transactions – Option Grants”. The amount shown for Mr. Angermayer also includes $212,160, which reflects the incremental fair value, computed as of the modification date in accordance with ASC Topic 718, of stock options that were granted prior to our IPO that were subsequently amended in October 2024 to extend the term of such options by five years.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
The table below shows the aggregate numbers of option awards (exercisable and unexercisable) held as of December 31, 2024 by each non-employee director. None of the non-employee directors held any unvested stock awards in us as of December 31, 2024.

Name	Options Outstanding at Fiscal Year End
Christian Angermayer	2,641,094
Michael Auerbach	359,000
Jason Camm	—
Sabrina Martucci Johnson	359,000
Amir Kalali, M.D.	359,000
Andrea Heslin Smiley	359,000
Scott Braunstein, M.D.	206,000
Laurent Fischer	206,000

Equity Compensation Plan Information
The following table sets forth information as of December 31, 2024 regarding our equity compensation plans, consisting of the 2021 Incentive Award Plan, the 2020 Employee, Director and Consultant Equity Incentive Plan and the Hurdle Share Option Program. Awards under the Hurdle Share Option Program represent indirect equity interests in us held by ATAI Life Sciences HSOP GbR, a German law private partnership. See Note 15 to the consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2024 for a description of this program. We do not have any non-shareholder approved equity compensation plans.

Plan Category	Number of Common Shares to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)(1)	Weighted- Average Exercise Price of Outstanding Options, Warrants and Rights (b)(2)	Number of Common Shares Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)(3)(4)
Equity compensation plans approved by shareholders	46,964,750	$4.17	43,220,641
Equity compensation plans not approved by shareholders	—	—	—
Total	46,964,750	4.17	43,220,641

(1)
Includes 14,317,506 shares subject to outstanding options under the 2020 Plan, 25,725,415 shares subject to outstanding options under the 2021 Plan, and 6,921,829 shares subject to outstanding awards under the Hurdle Share Option Program. As of the effective date of the 2021 Plan, we ceased granting awards under the 2020 Plan.

(2)
As of December 31, 2024, the weighted-average exercise price of outstanding options under the 2020 Plan was $4.18, the weighted-average exercise price of outstanding options under the 2021 Plan was $3.50, and the weighted average exercise price of outstanding awards under the Hurdle Share Option Program was $6.64. Restricted stock units do not have an exercise price and were not included in calculating the weighted average exercise price.

(3)
Under the terms of our 2021 Plan, the number of shares initially available for issuance will be increased by an annual increase on January 1 of each calendar year beginning in 2022 and ending in and including 2031, equal to the lesser of (A) five percent of the Ordinary Shares outstanding on the final day of the immediately preceding calendar year and (B) such smaller number of shares as determined by our supervisory board. Effective as of January 1, 2025, the number of shares available for issuance increased by 8,397,987 Ordinary Shares.

(4)
Represents 42,963,222 shares available for issuance under the 2021 Plan and 257,419 shares available for issuance under the Hurdle Share Option Program. To the extent outstanding options under the 2020 Plan are forfeited or lapse unexercised, the Ordinary Shares subject to such options will be available for issuance under the 2021 Plan.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
DESCRIPTION OF ATAI DELAWARE COMMON STOCK
The following description of atai Delaware’s capital stock, following completion of the Redomiciliation, is a summary. This summary is qualified by the complete text of the Proposed Charter and Proposed Bylaws to be in effect upon completion of the Redomiciliation, copies of which are included as Annex J-1 and Annex J-2, respectively, to this proxy statement/prospectus. We encourage you to read those documents carefully.
There are differences between the Articles of Association and the Proposed Charter and Proposed Bylaws as they are expected to be in effect upon completion of the Acquisition, especially relating to changes that are required by Delaware law. For example, certain provisions of the Articles of Association were not replicated in the Proposed Charter or Proposed Bylaws because the DGCL would not permit such replication. In addition, the Proposed Charter and Proposed Bylaws provide for certain other provisions customarily provided with respect to publicly-traded Delaware corporations. See “Comparison of Shareholders Rights between Netherlands Law and Delaware Law.”
Authorized Share Capital
Prior to the completion of the Acquisition, atai Delaware will not have any Delaware share capital and will not exist as a Delaware entity. Upon the completion of the Acquisition, atai Delaware’s authorized share capital will consist of 750,000,000 shares of atai Delaware Common Stock and 37,500,000 shares of preferred stock, $0.01 par value per share. The amount of authorized shares of atai Delaware Common Stock will be the same as the amount of authorized common shares of atai prior to the Redomiciliation.
Common Stock
Shares Outstanding.
As of June 30, 2025, we had 212,244,597 Ordinary Shares outstanding. As a result of the LuxCo Merger, a holder of Ordinary Shares will receive the same number of shares of atai LuxCo that it held in atai prior to the LuxCo Merger (except to the extent such shareholder validly exercises its withdrawal rights under Dutch law), and, as a result of the Delaware Conversion, such shareholder will subsequently become the holder of the same number of shares of atai Delaware Common Stock.
Voting Rights.
Holders of shares of atai Delaware Common Stock will be entitled to one vote per share of atai Delaware Common Stock. Cumulative voting is not permitted.
Dividend Rights.
Subject to applicable law and the rights and preferences of any holders of any outstanding series of preferred stock, the holders of atai Delaware Common Stock shall be entitled to the payment of dividends on the atai Delaware Common Stock when, as and if declared by the board of directors in accordance with applicable law.
Liquidation Rights.
In the event of a liquidation, dissolution or winding-up of atai Delaware, all holders of atai Delaware Common Stock will be entitled to share ratably in any assets available for distributions to holders of atai Delaware Common Stock subject to the preferential rights of any outstanding preferred stock.
Other Matters.
The atai Delaware Common Stock will have no preemptive or conversion rights and will not be subject to further calls or assessment by atai Delaware. There are no redemption or sinking fund provisions applicable to atai Delaware. All outstanding shares of atai Delaware Common Stock, including the shares of atai Delaware Common Stock offered in this offering, will be fully paid and non-assessable.
Preferred Stock
The Proposed Charter authorizes atai Delaware’s board of directors, subject to limitations prescribed by Delaware law and the Proposed Charter, to determine the terms and conditions of the preferred stock, including whether the shares of preferred stock will be issued in one or more series, the number of shares to be included in each

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
series and the powers (including the voting power), designations, preferences, and rights of each series. The atai Delaware board of directors are also authorized to designate any qualifications, limitations, or restrictions on each series of preferred stock without any further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring, or preventing a change in control of atai Delaware may adversely affect the voting and other rights of the holders of atai Delaware Common Stock, which could have a negative impact on the market price of the atai Delaware Common Stock.
Anti-Takeover Effects of Provisions of the Proposed Charter, Proposed Bylaws and Delaware Law
The provisions of Proposed Charter and the Proposed Bylaws and of the DGCL summarized below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares of atai Delaware Common Stock.
The Proposed Charter and the Proposed Bylaws will contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and that may have the effect of delaying, deferring, or preventing a future takeover or change in control of Atai Beckley Inc. or Atai Life Sciences Inc., as applicable, unless such takeover or change in control is approved by its board of directors.
Classified Board of Directors
The Proposed Charter divides directorships into three classes with three-year terms, with the years for each class expiring in different years. As a result, approximately one-third of the atai Delaware board will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of the atai Delaware board. The Proposed Charter provides that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board of directors.
Removal of Directors and Vacancies
The Proposed Charter provides that, subject to any special rights of the holders of preferred stock to elect directors, the board of directors or any individual director may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least two-thirds of the voting power of all of the then outstanding shares of voting stock of atai Delaware entitled to vote at an election of directors. The Proposed Charter provides that any vacancies on the board of directors resulting from death, resignation, disqualification, retirement, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall be filled exclusively by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by a sole remaining director (other than any directors elected by the separate vote of one or more outstanding series of preferred stock), and shall not be filled by the stockholders. Any director so appointed will hold office until the expiration of the applicable term or until his or her earlier death, resignation, retirement, disqualification or removal.
No Stockholder Action by Written Consent
The Proposed Charter provides that any action required or permitted to be taken by the stockholders must be effected at an annual or special meeting of stockholders, and shall not be taken by written consent in lieu of a meeting; however, holders of any series of preferred stock may take action by written consent to the extent expressly so provided by the applicable Certificate of Designation relating to such series of preferred stock.
Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals
The Proposed Charter provides that, subject to the rights of holders of preferred stock, special meetings of stockholders may only be called by or at the direction of the board of directors, the chairperson of the board or the chief executive officer. The Proposed Bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control or management of atai Delaware.
The Proposed Bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of atai Delaware’s stockholders, and for stockholder nominations of persons for election to atai Delaware’s board of directors to be brought before an annual or special meeting of stockholders. Stockholders at an

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of atai Delaware’s board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who will have given atai Delaware’s secretary timely written notice, in proper form, of the stockholder’s intention to bring that business or nomination before the meeting. Although the Proposed Bylaws will not give the atai Delaware board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, as applicable, the Proposed Bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of atai Delaware.
Authorized but Unissued Shares
Under the Proposed Charter, the board of directors is authorized to determine the rights and preferences of any undesignated shares of preferred stock in one or more series without stockholder approval. The board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.
Atai Delaware’s authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval, unless otherwise required by law. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions, and employee benefit plans. The existence of authorized but unissued shares of atai Delaware Common Stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of atai Delaware Common Stock by means of a proxy contest, tender offer, merger, or otherwise.
Delaware Law
The Proposed Charter will opt out of Section 203 of the DGCL which prohibits a Delaware corporation, including those whose securities are listed for trading on Nasdaq, from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:
•	the transaction is approved by the board of directors before the date the interested stockholder attained that status;
•
upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•
on or after such time the business combination is approved by the board of directors and authorized at a meeting of stockholders by at least two thirds of the outstanding voting stock that is not owned by the interested stockholder.

Accordingly, atai Delaware will not be subject to any anti-takeover effects of Section 203.
Forum Selection
The Proposed Bylaws provide that, unless atai Delaware consents in writing to the selection of an alternative forum, (a) the Court of Chancery (the “Chancery Court”) of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall be the sole and exclusive forum for (i) any derivative action, suit or proceeding brought on behalf of atai Delaware, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any director or officer of atai Delaware to atai Delaware or its stockholders, (iii) any action, suit or proceeding arising pursuant to any provision of the DGCL or the Proposed Charter or Proposed Bylaws or (iv) any action, suit or proceeding asserting a claim against atai Delaware governed by the internal affairs doctrine; and (b) the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause or causes of action arising under the Securities Act of 1933. Notwithstanding the foregoing, the exclusive forum provision does not apply to suits brought to enforce any liability or duty created by the U.S. Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
The Proposed Charter also provides that any person or entity purchasing or otherwise acquiring any interest in atai Delaware securities will be deemed to have notice of and to have consented to this forum selection provision. However, it is possible that a court could find atai Delaware’s forum selection provision to be inapplicable or unenforceable.
Corporate Opportunities
Under Delaware law, unless the certificate of incorporation has renounced the corporation’s interest or expectancy in such opportunities, the corporate opportunity doctrine holds that a corporate officer or director may not generally and unilaterally take a business opportunity for his or her own if: (i) atai Delaware is financially able to exploit the opportunity; (ii) the opportunity is within atai Delaware’s line of business; (iii) atai Delaware has an interest or expectancy in the opportunity; and (iv) by taking the opportunity for his or her own, the corporate fiduciary will thereby be placed in a position inimical to his duties to atai Delaware. The Proposed Charter provides that, to the fullest extent permitted by law, atai Delaware renounces any interest or expectancy in a transaction or matter presented to Apeiron and its affiliates that may be a corporate opportunity for atai Delaware, and Apeiron and its affiliates will have no duty to present such corporate opportunity to atai Delaware. In the event that Apeiron and its affiliates or such related person acquires knowledge of a potential transaction or other business opportunity that may be a corporate opportunity, such person will have no duty to communicate or offer such transaction or business opportunity to us or our affiliates and they may take any such opportunity for themselves or offer it to another person or entity unless such knowledge was acquired solely in such person’s capacity as our director or officer.
Limitation of Liability and Indemnification Matters
The DGCL permits corporations to specify in the certificate of incorporation that a director or executive officer of the corporation shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or executive officer, as applicable, except (a) for any breach of the director’s or executive officer’s duty of loyalty to the corporation or its stockholders; (b) for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law; (c) for the payment of unlawful dividends, stock repurchases or redemptions (applies only to directors); (d) for any transaction in which the director or officer received an improper personal benefit; or (e) with respect to any derivative claims (applies only to executive officers). The Proposed Charter includes this provision.
Any amendment, repeal or modification of these provisions, or the adoption of any provisions that are inconsistent with these provisions, will be prospective only and would not affect any limitation of the liability of a director or officer for acts or omissions that occurred prior to any such amendment, repeal, modification or adoption.
The Proposed Charter provides that atai Delaware has the power to provide rights to indemnification and advancement of expenses to its current and former officers, directors, employees and agents and to any person who is or was serving at the request of atai Delaware as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The Proposed Bylaws specify that atai Delaware will provide indemnification and certain expense reimbursements to any director or officer of atai Delaware who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of atai Delaware or, while serving as a director or officer of atai Delaware, is or was serving at the request of atai Delaware as a director, officer, employee or agent of another entity, subject to certain exceptions provided therein. In addition, atai Delaware may provide indemnification and certain expense reimbursements to any employee or agent of atai Delaware who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was an employee or agent of atai Delaware or is or was serving at the request of atai Delaware as a director, officer, employee or agent of another entity, subject to certain exceptions provided therein.
Transfer Agent and Registrar
The transfer agent and registrar for atai Delaware Common Stock will be Computershare Trust Company, N.A.
Listing
We expect the shares of atai Delaware Common Stock to continue to trade under the symbol “ATAI” on Nasdaq following the Redomiciliation.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
COMPARISON OF SHAREHOLDERS RIGHTS BETWEEN NETHERLANDS LAW
AND DELAWARE LAW
The Redomiciliation will effect a change in the legal domicile of the Company and other changes, the most significant of which are described below. Following the Redomiciliation, we will be governed by the DGCL instead of Dutch corporation law, and we will be governed by the Proposed Charter and the Proposed Bylaws. The Articles of Association will no longer be applicable following completion of the Redomiciliation. Shareholders are encouraged to read the Articles of Association, as set forth in Annex A-1 to our definitive proxy statement on Schedule 14A filed with the SEC on April 21, 2025 (English translation available as Annex A-2), and the Proposed Charter and Proposed Bylaws, copies of which are included as Annex J-1 and Annex J-2, respectively, to this proxy statement/prospectus.
The following comparison between Dutch corporation law and our Articles of Association, which currently apply to us, and Delaware corporation law, the Proposed Charter and the Proposed Bylaws, which will apply to us following the Redomiciliation, summarizes the material differences in the rights of the shareholders before and after the Redomiciliation is effective, as a result of the differences between Dutch law and Delaware law, and differences between our Articles of Association and the Proposed Charter and Proposed Bylaws. Although we believe this summary is materially accurate, the summary is subject to Dutch law, including Book 2 of the DCC and the Dutch Corporate Governance Code, or DCGC, and Delaware corporation law, including the DGCL.
This summary is not intended to list all of the differences between Dutch corporation law and our Articles of Association, on the one hand, and Delaware corporation law, the Proposed Charter and the Proposed Bylaws, on the other hand, and is qualified in its entirety by reference to such documents and the DCGC and the DGCL.
Corporate Governance
Duties of Directors
The Netherlands
We have a one-tier board structure consisting of a board of directors comprising executive and non-executive directors.
Under Dutch law, our Board is charged with the management of the company, which includes setting the company’s policies and strategy, subject to the restrictions contained in our Articles of Association, and as further described below. Our executive directors manage our day-to-day business and operations and implement our strategy. Our non-executive directors focus on the supervision on the policy and functioning of the performance of the duties of all of our directors and our general state of affairs. Our directors may divide their tasks among themselves in or pursuant to internal rules. Each directors has a statutory duty to act in the corporate interest of our company and its business. Under Dutch law, the corporate interest extends to the interests of all corporate stakeholders, such as shareholders, creditors, employees, customers and suppliers. The duty to act in the corporate interest of our company also applies in the event of a proposed sale or break-up of our company, provided that the circumstances generally dictate how such duty is to be applied and how the respective interests of various groups of stakeholders should be weighed.
Our Board is entitled to represent our company. The power to represent our company also vests in our Chief Executive Officer, as well as in any other two executive directors acting jointly (if more than one executive director is serving on the board at that time).
Any resolution of our Board regarding a material change in our identity or character requires approval of the general meeting. The absence of the approval of the general meeting shall result in the relevant resolution being null and void but shall not affect the powers of representation of the board of directors or of the executive directors.
Delaware
The business and affairs of the company are managed by or under the direction of the board of directors, including through board committees, as applicable. In discharging this function, directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and to its stockholders.

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Director Elections
The Netherlands
Under Dutch law, our directors are appointed and re-appointed by the general meeting. Under our Articles of Association, our directors will be appointed by the general meeting upon binding nomination by our Board. However, the general meeting may at all times overrule a binding nomination by a resolution adopted by at least a two-thirds majority of the votes cast, provided such majority represents more than half of the issued share capital. If the general meeting overrules a binding nomination, the board of directors shall make a new nomination.
Delaware
Delaware law provides that, unless otherwise stated in the articles or bylaws, the election of directors shall be by a plurality of the vote. The Proposed Bylaws provide for plurality voting. In addition, the Shareholders Rights Agreement, provides certain director nomination rights to Apeiron.
Director Terms
The Netherlands
The DCGC provides the following best practice recommendations on the terms for tenure of our directors:
•	executive directors should be appointed for a maximum period of four years, without limiting the number of consecutive terms they may serve; and
•
non-executive directors should be appointed for two consecutive periods of no more than four years. Thereafter, non-executive directors may be reappointed for a maximum of two consecutive periods of no more than two years, provided that the reasons for any reappointment after an eight-year term of office should be disclosed in our statutory annual report.

The general meeting shall at all times be entitled to suspend or dismiss a director. Under our Articles of Association, the general meeting may only adopt a resolution to suspend or dismiss a director by at least a two-thirds majority of the votes cast, provided that such majority represents more than half of our issued share capital, unless the resolution is passed at the proposal of our Board, in which latter case a simple majority of the votes cast is sufficient. If a director is suspended and the general meeting does not resolve to dismiss him or her within three months from the date of such suspension, the suspension shall lapse.
Delaware
The Proposed Charter divides directorships into three classes with three-year terms, with the years for each class expiring in different years. A director elected to serve a term on a “classified” board may not be removed by stockholders without cause. There is no limit in the number of terms a director may serve.
Director Vacancies
The Netherlands
Our Board can temporarily fill vacancies in its midst caused by temporary absence or incapacity of directors without requiring a shareholder vote. If all of our directors are absent or incapacitated, our management shall be attributed to the person who most recently ceased to hold office as the chairperson of our Board, provided that if such former chairperson is unwilling or unable to accept that position, our management shall be attributed to the person who most recently ceased to hold office as our Chief Executive Officer. If such former Chief Executive Officer is also unwilling or unable to accept that position, our management shall be attributed to one or more persons whom the general meeting has designated for that purpose. The person(s) charged with our management in this manner may designate one or more persons to be charged with our management instead of, or together with, such person(s).
Under Dutch law, our directors are appointed and re-appointed by the general meeting. Under our Articles of Association, our directors will be appointed by the general meeting upon binding nomination by our Board. However, the general meeting may at all times overrule a binding nomination by a resolution adopted by at least a two-thirds majority of the votes cast, provided such majority represents more than half of the issued share capital. If the general meeting overrules a binding nomination, the board of directors shall make a new nomination.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
Delaware
The DGCL provides that vacancies and newly created directorships may only be filled by a majority of the directors then in office (even though less than a quorum) unless (i) otherwise provided in the certificate of incorporation or bylaws of the corporation or (ii) the certificate of incorporation directs that a particular class of stock is to elect such director, in which case any other directors elected by such class, or a sole remaining director elected by such class, will fill such vacancy. The Proposed Charter provides that any vacancies on the board of directors resulting from death, resignation, disqualification, retirement, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall be filled exclusively by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by a sole remaining director (other than any directors elected by the separate vote of one or more outstanding series of preferred stock), and shall not be filled by the stockholders. Any director so appointed will hold office until the expiration of the applicable term or until his or her earlier death, resignation, retirement, disqualification or removal.
Limitations of Liability
The Netherlands
Under Dutch law, our directors may be held liable for damages in the event of improper or negligent performance of their duties. They may be held liable for damages to our company and to third parties for infringement of our Articles of Association or of certain provisions of Dutch law. In certain circumstances, they may also incur other specific civil and criminal liabilities. Subject to certain exceptions, our Articles of Association provide for indemnification of our current and former directors and other current and former officers and employees as designated by our Board.
Delaware
The DGCL permits corporations to specify in the certificate of incorporation that a director or officer of the corporation shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, as applicable, except (a) for any breach of the director’s or officer’s duty of loyalty to the corporation or its stockholders; (b) for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law; (c) for the payment of unlawful dividends, stock repurchases or redemptions (applies only to directors); (d) for any transaction in which the director or officer received an improper personal benefit; or (e) with respect to any derivative claims (applies only to officers). The Proposed Charter includes this provision.
Indemnification and Advancement of Expenses
The Netherlands
In principle, the Articles of Association provide for indemnification of our current and former directors and other current and former officers and employees as designated by our Board. However, the Articles of Association will not provide for indemnification:
•
if a competent court or arbitral tribunal has established, without having (or no longer having) the possibility for appeal, that the acts or omissions of such indemnified person that led to the financial losses, damages, expenses, suit, claim, action or legal proceedings as described above are of an unlawful nature (including acts or omissions which are considered to constitute malice, gross negligence, intentional recklessness and/or serious culpability attributable to such indemnified person);

•
to the extent that his or her financial losses, damages and expenses are covered under insurance and the relevant insurer has settled, or has provided reimbursement for, these financial losses, damages and expenses (or has irrevocably undertaken to do so);

•
in relation to proceedings brought by such indemnified person against our company, except for proceedings brought to enforce indemnification to which he or she is entitled pursuant to our Articles of Association, pursuant to an agreement between such indemnified person and our company which has been approved by our Board or pursuant to insurance taken out by our company for the benefit of such indemnified person; and

•	for any financial losses, damages or expenses incurred in connection with a settlement of any proceedings effected without our prior consent.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
Under our Articles of Association, our Board may stipulate additional terms, conditions and restrictions in relation to the indemnification described above.
Delaware
In suits that are not brought by or in the right of the corporation, the DGCL permits corporations to indemnify current and former directors, officers, employees and agents for attorneys’ fees and other expenses, judgments and amounts paid in settlement that the person actually and reasonably incurred in connection with the action, suit or proceeding. The person seeking indemnity may recover as long as he or she acted in good faith and believed his or her actions were either in the best interests of or not opposed to the best interests of the company. In derivative suits, corporations may indemnify its directors, officers, employees or agents for expenses that the person actually and reasonably incurred. Corporations may not indemnify a person if the person was adjudged to be liable to the corporation unless a court otherwise orders.
A corporation may not indemnify a party unless the party has been successful on the merits or otherwise in defense of the action, suit or proceeding or the corporation decides that indemnification is proper. Under the DGCL, a corporation, through its stockholders, disinterested directors or independent legal counsel, will determine whether the conduct of the person seeking indemnity conformed with the statutory provisions governing indemnity.
The Proposed Charter provides that atai Delaware has the power to provide rights to indemnification and advancement of expenses to its current and former officers, directors, employees and agents and to any person who is or was serving at the request of the company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The Proposed Bylaws specify that atai Delaware will provide indemnification and certain expense reimbursements to any director or officer of the company who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the company or, while serving as a director or officer of the company, is or was serving at the request of the company as a director, officer, employee or agent of another entity, subject to certain exceptions provided therein. In addition, the company may provide indemnification and certain expense reimbursements to any employee or agent of the company who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was an employee or agent of the company or is or was serving at the request of the company as a director, officer, employee or agent of another entity, subject to certain exceptions provided therein.
Conflicts of Interest
Interested Director Transactions
The Netherlands
Under Dutch law and our Articles of Association, our directors shall not take part in any discussion or decision-making that involves a subject or transaction in relation to which he or she has a direct or indirect personal conflict of interest with us. Such a conflict of interest would generally arise if the director concerned is unable to serve our interests and the business connected with our company with the required level of integrity and objectivity due to the existence of the conflicting personal interest. Our Articles of Association provide that if as a result of conflicts of interests no resolution of the board of directors can be adopted, the resolution may nonetheless be adopted by the board of directors as if none of the directors had a conflict of interest. In that latter case, each director is entitled to participate in the discussion and decision-making process and to cast a vote.
The DCGC provides the following best practice recommendations in relation to conflicts of interests in respect of directors:
•
A director should report any conflict of interest or potential conflict of interest in a transaction that is of material significance to the company and/or to such person to the chairperson of the board of directors without delay and should provide all relevant information in that regard, including the relevant information pertaining to his or her spouse, registered partner or other life companion, foster child and relatives by blood or marriage up to the second degree. If the chairperson of the board of directors has a conflict of interest or potential conflict of interest, he or she should report this to the vice-chairperson of the board of directors without delay.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
•	The board of directors should decide, outside the presence of the director concerned, whether there is a conflict of interest.
•	All transactions in which there are conflicts of interest with directors should be agreed on terms that are customary in the market.
•
Decisions to enter into transactions in which there are conflicts of interest with directors that are of material significance to the company and/or to the relevant directors should require the approval of the board of directors. Such transactions should be published in our statutory annual report, together with a description of the conflict of interest and a declaration that the relevant best practice provisions of the DCGC have been complied with.

Delaware
The DGCL generally permits transactions involving a Delaware corporation and an interested director of that corporation if:
•
the material facts as to the director’s relationship or interest and as to the act or transaction are disclosed or known to all members of the board of directors or a committee thereof, and a majority of disinterested directors then serving on the board of directors or such committee consent;

•	the material facts are disclosed as to the director’s relationship or interest and a majority of shares entitled to vote thereon consent; or
•	the transaction is fair to the corporation and the corporation’s stockholders.
Controlling Stockholder Transactions
The Netherlands
There are no rules under mandatory Dutch law concerning the treatment or entering into of related party transactions that currently apply to us. However, we are required to disclose certain particulars of related party transactions in the financial reporting, in accordance with applicable accounting and disclosure rules. In addition, the DCGC provides for the best practice recommendations that (i) all transactions between us and a shareholder holding 10% or more of our issued share capital should be agreed on customary terms, (ii) decisions to enter into such transaction that is of material significance to us and/or to the shareholder concerned should be approved by the board of directors, and (iii) such transaction should be disclosed in our annual report, together with an affirmative statement that these recommendations of the DCGC have been complied with.
Delaware
The DGCL generally permits transactions involving a Delaware corporation and a controlling stockholder of that corporation if:
•
the material facts as to the transaction (including the controlling stockholder’s or control group’s interest therein) are disclosed or known to all members of a board committee, consisting of disinterested directors, to which oversight of the transaction was delegated, and the transaction is approved (or recommended for approval) in good faith and without gross negligence by a majority of the disinterested directors then serving on the committee;

•
the transaction is conditioned by its terms on the approval of or ratification by disinterested stockholders, and is approved or ratified by an informed, uncoerced, affirmative vote of a majority of the votes cast by the disinterested stockholders; or

•	the transaction is fair to the corporation and the corporation’s stockholders.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
Corporate Opportunities
The Netherlands
The tenet of corporate opportunity is not yet well-defined or developed under Dutch corporate law. However, several general principles can be derived from case law (although these principles are not applied entirely consistently by Dutch courts):
•
An opportunity for the company to enter into a transaction or to perform a business activity which fits within the framework of our business and in respect of which it is apparent that we have, or could have, a reasonable interest, will generally qualify as a corporate opportunity.

•
Directors should pursue corporate opportunities for the benefit of the company. If a director pursues a corporate opportunity for his/her personal benefit, or for the benefit of others, without us first having ‘released’ the opportunity, this will constitute improper performance of fiduciary duties and, if the director concerned has let his/her personal interests prevail over those of us, in principle, such director can be seriously blamed for such improper performance. The concept of the us releasing a corporate opportunity implies that the board of directors should be informed and subsequently decide on whether or not to release the opportunity.

•
If a director can be seriously blamed for the improper performance of his/her fiduciary duties as a consequence of pursuing a corporate opportunity that was not released by us, that director may be held liable by us for any resulting damages incurred by it. In principle, the director concerned can be seriously blamed if he/she has let his/her personal interest prevail over our interest.

In accordance with the DCGC our directors should refrain form:
•	competing with us;
•
demanding or accepting substantial gifts from us for themselves or for their respective immediate family (i.e. such person’s spouse, registered partner, life companion, foster child or any of that person’s other relatives or in-laws up to the second degree);

•	providing unjustified advantages to third parties at our expense; and
•	taking advantage of business opportunities to which we are entitled for their personal benefit or for the benefit of their immediate family.
Delaware
Under Delaware law, unless the certificate of incorporation has renounced the corporation’s interest or expectancy in such opportunities, the corporate opportunity doctrine holds that a corporate officer or director may not generally and unilaterally take a business opportunity for his or her own if: (i) atai Delaware is financially able to exploit the opportunity; (ii) the opportunity is within the company’s line of business; (iii) the company has an interest or expectancy in the opportunity; and (iv) by taking the opportunity for his or her own, the corporate fiduciary will thereby be placed in a position inimical to his duties to the company. The Proposed Charter provides that, to the fullest extent permitted by law, atai Delaware renounces any interest or expectancy in a transaction or matter presented to Apeiron and its affiliates that may be a corporate opportunity for the company, and Apeiron and its affiliates will have no duty to present such corporate opportunity to the company. In the event that Apeiron and its affiliates or such related person acquires knowledge of a potential transaction or other business opportunity that may be a corporate opportunity, such person will have no duty to communicate or offer such transaction or business opportunity to us or our affiliates and they may take any such opportunity for themselves or offer it to another person or entity unless such knowledge was acquired solely in such person’s capacity as our director or officer.
Proxy Voting by Directors
The Netherlands
An absent director may issue a proxy for a specific meeting of the board of directors but only to another director in writing or by electronic means.
Delaware
A director of a Delaware corporation may not issue a proxy representing the director’s voting rights as a director.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
Shareholder Rights
Voting Quorum
The Netherlands
Decisions of the general meeting are taken by a simple majority of votes cast, except where Dutch law or our Articles of Association provide for a qualified majority. Subject to any provision of mandatory Dutch law and any higher quorum requirement stipulated by our Articles of Association, if we would be subject to the requirement that our general meeting can only pass resolutions if a certain part of our issued share capital is present or represented at such general meeting under applicable securities laws or listing rules, then such resolutions shall be subject to such quorum as specified by such securities laws or listing rules pursuant to our Articles of Association. At the date of this proxy statement/prospectus, applicable securities and listing rules require that any general meeting we hold will require a quorum of 33 1/3 % of the outstanding ordinary shares.
Delaware
Delaware law provides that unless otherwise provided in the certificate of incorporation or bylaws, a majority of shares entitled to vote, present in person or by proxy, constitutes a quorum at a stockholder meeting. The Proposed Bylaws provide that, unless applicable law or the Proposed Charter provide otherwise, the holders of 33 1/3% in voting power of the stock issued and outstanding and entitled to vote, present in person, or by remote communication, if applicable, or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of stockholders.
Voting Rights
The Netherlands
In accordance with Dutch law and our Articles of Association, each issued ordinary share confers the right to cast one vote at the general meeting. No vote may be cast at a general meeting on shares held by us or our subsidiaries or on shares for which we or our subsidiaries hold depository receipts. Nonetheless, the holders of a right of usufruct (vruchtgebruik) and the holders of a right of pledge (pandrecht) in respect of shares held by us or our subsidiaries in our share capital are not excluded from the right to vote on such shares, if the right of usufruct (vruchtgebruik) or the right of pledge (pandrecht) was granted prior to the time such shares were acquired by us or any of our subsidiaries. Neither we nor any of our subsidiaries may cast votes in respect of a share for which we or such subsidiary holds a right of usufruct (vruchtgebruik) or a right of pledge (pandrecht). Shares which are not entitled to voting rights pursuant to the preceding sentences will not be taken into account for the purpose of determining the number of shareholders that vote and that are present or represented, or the amount of the share capital that is provided or that is represented at a general meeting.
For each general meeting, the board of directors may determine that a record date will be applied in order to establish which shareholders are entitled to attend and vote at the general meeting. Such record date shall be the 28th day prior to the day of the general meeting. The record date and the manner in which shareholders can register and exercise their rights will be set out in the notice of the meeting which must be published in a Dutch daily newspaper with national distribution at least 15 calendar days prior to the meeting (and such notice may therefore be published after the record date for such meeting). Under our Articles of Association, shareholders and others with meeting rights under Dutch law must notify us in writing or by electronic means of their identity and intention to attend the general meeting. This notice must be received by us ultimately on the seventh day prior to the general meeting, unless indicated otherwise when such meeting is convened.
Delaware
The Proposed Charter provides that each stockholder is entitled to one vote per share of stock. Cumulative voting is not permitted.
Stockholders as of the record date for the meeting are entitled to vote at the meeting, and the board of directors may fix a record date that is no more than 60 nor less than 10 days before the date of the meeting, and if no record date is set then the record date is the close of business on the day next preceding the day on which notice is given, or if notice is waived then the record date is the close of business on the day next preceding the day on which the meeting is held. The determination of the stockholders of record entitled to notice or to vote at a meeting of stockholders shall apply to any adjournment of the meeting, but the board of directors may fix a new record date for the adjourned meeting.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
Shareholder Proposals
The Netherlands
Pursuant to Dutch law, one or more shareholders or others with meeting rights under Dutch law who jointly represent at least one-tenth of our issued share capital may request us to convene a general meeting, setting out in detail the matters to be discussed. If we have not taken the steps necessary to ensure that such meeting can be held within six weeks after the request, the proponent(s) may, on their application, be authorized by the competent Dutch court in preliminary relief proceedings to convene a general meeting. The court shall disallow the application if it does not appear that the proponent(s) has/have previously requested our Board to convene a general meeting and our Board has not taken the necessary steps so that the general meeting could be held within six weeks after the request. The application shall also be disallowed if the proponent(s) has/have not demonstrated to have a reasonable interest in the convening of the general meeting.
The agenda for our general meetings shall also include such items requested by one or more shareholders or others with meeting rights under Dutch law representing at least 3% of our issued share capital. These requests must be made in writing or by electronic means and received by us at least 60 days before the day of the meeting. No resolutions shall be adopted on items other than those that have been included in the agenda.
In accordance with the DCGC, shareholders who have the right to put an item on the agenda for our general meeting or to request the convening of a general meeting shall not exercise such rights until after they have consulted our Board. If exercising such rights may result in a change in our strategy (for example, through the dismissal of one or more of our directors), our Board must be given the opportunity to invoke a reasonable period of up to 180 days to respond to the shareholders’ intentions. If invoked, our Board must use such response period for further deliberation and constructive consultation, in any event with the shareholder(s) concerned and exploring alternatives. At the end of the response time, our Board shall report on this consultation and the exploration of alternatives to our general meeting. The response period may be invoked only once for any given general meeting and shall not apply (i) in respect of a matter for which either a response period or a statutory cooling-off period (as discussed below) has been previously invoked or (ii) in situations where a shareholder holds at least 75% of our issued share capital as a consequence of a successful public bid.
Moreover, our Board can invoke a cooling-off period of up to 250 days when shareholders, using their right to have items added to the agenda for a general meeting or their right to request a general meeting, propose an agenda item for our general meeting to dismiss, suspend or appoint one or more directors (or to amend any provision in our Articles of Association dealing with those matters) or when a public offer for our company is made or announced without our support, provided, in each case, that our Board believes that such proposal or offer materially conflicts with the interests of our company and its business. During a cooling-off period, our general meeting cannot dismiss, suspend or appoint directors (or amend the provisions in our Articles of Association dealing with those matters) except at the proposal of our Board. During a cooling-off period, our Board must gather all relevant information necessary for a careful decision-making process and at least consult with shareholders representing 3% or more of our issued share capital at the time the cooling-off period was invoked, as well as with our Dutch works council (if we or, under certain circumstances, any of our subsidiaries would have one). Formal statements expressed by these stakeholders during such consultations must be published on our website to the extent these stakeholders have approved that publication. Ultimately one week following the last day of the cooling-off period, our Board must publish a report in respect of its policy and conduct of affairs during the cooling-off period on our website. This report must remain available for inspection by shareholders and others with meeting rights under Dutch law at our office and must be tabled for discussion at the next general meeting. Shareholders representing at least 3% of our issued share capital may request the Enterprise Chamber for early termination of the cooling-off period. The Enterprise Chamber must rule in favor of the request if the shareholders can demonstrate that:
•
our Board, in light of the circumstances at hand when the cooling-off period was invoked, could not reasonably have concluded that the relevant proposal or hostile offer constituted a material conflict with the interests of our company and its business;

•	our Board cannot reasonably believe that a continuation of the cooling-off period would contribute to careful policy-making; or
•
other defensive measures, having the same purpose, nature and scope as the cooling-off period, have been activated during the cooling-off period and have not since been terminated or suspended within a reasonable period at the relevant shareholders’ request (i.e., no ‘stacking’ of defensive measures).

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
Delaware
Delaware law does not specifically grant stockholders the right to bring business before an annual or special meeting. However, if a Delaware corporation is subject to the SEC’s proxy rules, a stockholder who owns at least $2,000 in market value for at least three years, $15,000 in market value for at least two years, or $25,000 in market value for at least one year may propose a matter for a vote at an annual or special meeting in accordance with those rules.
The Proposed Bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of atai Delaware’s stockholders, and for stockholder nominations of persons for election to atai Delaware’s board of directors to be brought before an annual or special meeting of stockholders. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of atai Delaware’s board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who will have given atai Delaware’s secretary timely written notice, in proper form, of the stockholder’s intention to bring that business or nomination before the meeting. Although the Proposed Bylaws will not give the atai Delaware board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, as applicable, the Proposed Bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of atai Delaware.
Special Meeting Rights
The Netherlands
The annual general meeting must be held within six months of the end of each financial year. Additional extraordinary general meetings may also be held, whenever considered appropriate by our Board and shall be held within three months after our Board has considered it to be likely that our shareholders’ equity (eigen vermogen) has decreased to an amount equal to or lower than half of our paid-in and called up share capital, in order to discuss the measures to be taken if so required. Under certain circumstances, shareholders and others with meeting rights under Dutch law may also require us to hold a general meeting (or, if certain conditions are met, convene such a general meeting themselves). Those rights are subject to the response period under the DCGC and the cooling-off period under Dutch corporate law. These matters are discussed above under “—Shareholder Proposals.”
Delaware
The Proposed Charter provides that, subject to the rights of holders of preferred stock, special meetings of stockholders may only be called by or at the direction of the board of directors, the chairperson of the board or the chief executive officer.
Action by Written Consent
The Netherlands
Under Dutch law, shareholders’ resolutions may be adopted in writing without holding a meeting of shareholders, provided that (i) the Articles of Association allow such action by written consent, (ii) the company has not issued bearer shares or, with its cooperation, depository receipts for shares in its capital, and (iii) the resolution is adopted unanimously by all shareholders that are entitled to vote. Although our Articles of Association allow for shareholders’ resolutions to be adopted in writing, the requirement of unanimity renders the adoption of shareholder resolutions without holding a meeting not feasible for us as a publicly traded company.
Delaware
Delaware law provides that, unless the certificate of incorporation provides otherwise, any action required to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice, and without a vote, if a consent or consents, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the corporation. In addition, the corporation is required to give prompt notice of the taking of the corporate action without

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
a meeting by less than unanimous consent to those stockholders who did not so consent. The Proposed Charter provides that any action required or permitted to be taken by the stockholders must be effected at an annual or special meeting of stockholders, and shall not be taken by written consent in lieu of a meeting; however, holders of any series of preferred stock may take action by written consent to the extent expressly so provided by the applicable Certificate of Designation relating to such series of preferred stock.
Appraisal Rights
The Netherlands
Subject to certain exceptions, Dutch law does not recognize the concept of appraisal or dissenters’ rights. However, Dutch law does provide for squeeze-out procedures. Also, Dutch law provides for cash exit rights in certain situations for dissenting shareholders of a company organized under Dutch law entering into certain types of mergers. In those situations, a dissenting shareholder may file a claim with the Dutch company for compensation. Such compensation shall then be determined by one or more independent experts. The shares of such shareholder that are subject to such claim will cease to exist as of the moment of entry into effect of the merger.
Delaware
The DGCL provides for stockholder appraisal rights, or the right to demand payment in cash of the judicially determined fair value of the stockholder’s shares, in connection with certain mergers and consolidations.
Shareholder Suits
The Netherlands
In the event a third-party is liable to a Dutch company, only the company itself can bring a civil action against that party. The individual shareholders do not have the right to bring an action on behalf of the company. Only in the event that the cause for the liability of a third-party to the company also constitutes a tortious act directly against a shareholder does that shareholder have an individual right of action against such third-party in its own name. Dutch law provides for the possibility to initiate such actions collectively, in which a foundation or an association can act as a class representative and has standing to commence proceedings and claim damages if certain criteria are met. The court will first determine if those criteria are met. If so, the case will go forward as a class action on the merits after a period allowing class members to opt out from the case has lapsed. All members of the class who are residents of the Netherlands and who did not opt-out will be bound to the outcome of the case. Residents of other countries must actively opt in order to be able to benefit from the class action. The defendant is not required to file defenses on the merits prior to the merits phase having commenced. It is possible for the parties to reach a settlement during the merits phase. Such a settlement can be approved by the court, which approval will then bind the members of the class, subject to a second opt-out. This new regime applies to claims brought after January 1, 2020 and which relate to certain events that occurred prior to that date. For other matters, the old Dutch class actions regime will apply. Under the old regime, no monetary damages can be sought. Also, a judgment rendered under the old regime will not always bind all individual class members. Even though Dutch law does not provide for derivative suits, our directors and officers can still be subject to liability under U.S. securities laws.
Our Articles of Association provide that, unless we consent otherwise in writing, the sole and exclusive forum for any complaint asserting a cause of action arising under the U.S. Securities Act of 1933, as amended, to the fullest extent permitted by applicable law, shall be the federal district courts of the United States of America.
Delaware
Under the DGCL, a stockholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. An individual also may commence a class action suit on behalf of himself and other similarly situated stockholders where the requirements for maintaining a class action under Delaware law have been met. A person may institute and maintain such a suit only if that person was a stockholder at the time of the transaction which is the subject of the suit. In addition, under Delaware case law, the plaintiff normally must be a stockholder at the time of the transaction that is the subject of the suit and throughout the duration of the derivative suit. Delaware law also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff in court, unless such a demand would be futile.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
Repurchase of Shares
The Netherlands
Under Dutch law, when issuing shares, a public company such as ours may not subscribe for newly issued shares in its own capital. Such company may, however, subject to certain restrictions of Dutch law and its Articles of Association, acquire shares in its own capital. A listed public company such as ours may acquire fully paid shares in its own capital at any time for no valuable consideration. Furthermore, subject to certain provisions of Dutch law and its articles of association, such company may repurchase fully paid shares in its own capital if (i) the company’s shareholders’ equity (eigen vermogen) less the payment required to make the acquisition does not fall below the sum of paid-in and called-up share capital plus any reserves required by Dutch law or its articles of association and (ii) the aggregate nominal value of shares of the company which the company acquires, holds or on which the company holds a pledge (pandrecht) or which are held by a subsidiary of the company, would not exceed 50% of its then-current issued share capital.
An acquisition by us of shares in our capital for a consideration must be authorized by our general meeting. Such authorization may be granted for a maximum period of 18 months and must specify the number of shares that may be acquired, the manner in which shares may be acquired and the price limits within which shares may be acquired. The actual acquisition may only be effected pursuant to a resolution of our Board. On May 15, 2025, our general meeting adopted a resolution pursuant to which our Board is authorized, for a period of 18 months following May 15, 2025, to cause the repurchase of shares (and depository receipts for shares) by us of up to 20% of our issued share capital, for a price per share not exceeding 110% of the average market price of our ordinary shares on the Nasdaq Stock Market (such average market price being the average of the closing prices on each of the five consecutive trading days preceding the date the acquisition is agreed upon by us).
No authorization of the general meeting is required if fully paid ordinary shares are acquired by us with the intention of transferring such ordinary shares to our employees under an applicable employee share purchase plan.
Delaware
Under the DGCL, a corporation may purchase or redeem its own shares unless the capital of the corporation is impaired or the purchase or redemption would cause an impairment of the capital of the corporation. A Delaware corporation may, however, purchase or redeem out of capital any of its preferred shares or, if no preferred shares are outstanding, any of its own shares if such shares will be retired upon acquisition and the capital of the corporation will be reduced in accordance with specified limitations.
Protective Measures
The Netherlands
Under Dutch law, various protective measures are possible and permissible within the boundaries set by Dutch law and Dutch case law.
In this respect, certain provisions of our Articles of Association may make it more difficult for a third-party to acquire control of us or effect a change in the composition of our Board. These include:
•
a provision that our directors can only be appointed on the basis of a binding nomination prepared by our Board which can only be overruled by a two-thirds majority of votes cast representing more than half of our issued share capital;

•
a provision that our directors can only be dismissed by the general meeting by a two-thirds majority of votes cast representing more than half of our issued share capital, unless the dismissal is proposed by our Board in which latter case a simple majority of the votes cast would be sufficient;

•
a provision allowing, among other matters, the former chairperson of our Board or our former Chief Executive Officer to manage our affairs if all of our directors are dismissed and to appoint others to be charged with our affairs, including the preparation of a binding nomination for our directors as discussed above, until new directors are appointed by the general meeting on the basis of such binding nomination; and

•	a requirement that certain matters, including an amendment of our Articles of Association, may only be resolved upon by our general meeting if proposed by our Board.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
Dutch law also allows for staggered multi-year terms of our directors, as a result of which only part of our directors may be subject to appointment or re-appointment in any given year.
Furthermore, our Board may, under certain circumstances invoke a reasonable period of up to 180 days to respond to certain shareholder proposals or a statutory cooling-off period of up to 250 days to respond to certain shareholder proposals or a hostile bid. See above under “—Shareholder Proposals.”
Delaware
Under the Proposed Charter, the board of directors is authorized to determine the rights and preferences of any undesignated shares of preferred stock in one or more series without stockholder approval. The board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.
The purpose of generally authorizing the board to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third-party to acquire, or could discourage a third-party from seeking to acquire, a majority of the company’s outstanding voting stock. The company has no present plans to issue any shares of preferred stock.
In addition to other aspects of Delaware law governing fiduciary duties of directors during a potential takeover, the DGCL also contains a business combination statute that protects Delaware companies from hostile takeovers and from actions following the takeover by prohibiting some transactions once an acquirer has gained a significant holding in the corporation.
Section 203 of the DGCL prohibits “business combinations,” including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested stockholder that beneficially owns 15% or more of a corporation’s voting stock, within three years after the person becomes an interested stockholder, unless:
•	the transaction that will cause the person to become an interested stockholder is approved by the board of directors of the target prior to the transactions;
•
after the completion of the Acquisition in which the person becomes an interested stockholder, the interested stockholder holds at least 85% of the voting stock of the corporation not including shares owned by persons who are directors and officers of interested stockholders and shares owned by specified employee benefit plans; or

•
after the person becomes an interested stockholder, the business combination is approved by the board of directors of the corporation and holders of at least 66.67% of the outstanding voting stock, excluding shares held by the interested stockholder.

A Delaware corporation may elect not to be governed by Section 203 by a provision contained in the original certificate of incorporation of the corporation or an amendment to the original certificate of incorporation or to the bylaws of the corporation, which amendment must be approved by a majority of the shares entitled to vote and may not be further amended by the board of directors of the corporation. Such an amendment is not effective until twelve months following its adoption. The Proposed Charter provides that atai Delaware expressly elects not to be governed by Section 203 of the DGCL.
Inspection of Books and Records
The Netherlands
The board of directors must provide the general meeting all information that it requires, unless this would be contrary to an overriding interest of our company. If the board of directors invokes such an overriding interest, it must give reasons.
Delaware
Under the DGCL, any stockholder may inspect for any proper purpose certain of the corporation’s books and records during the corporation’s usual hours of business.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
Removal of Directors
The Netherlands
Under our Articles of Association, our directors can only be dismissed by the general meeting by simple majority, provided that our Board proposes the dismissal. In other cases, the general meeting can only pass such resolution by a two-thirds majority representing more than half of the issued share capital. The DCGC recommends that the general meeting can pass a resolution to dismiss a director by simple majority, representing no more than one-third of the issued share capital.
Delaware
Under the DGCL, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except (i) unless the certificate of incorporation provides otherwise, in the case of a corporation whose board is classified, stockholders may effect such removal only for cause, or (ii) in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which he is a part.
The Proposed Charter provides that, subject to any special rights of the holders of preferred stock to elect directors, the board of directors or any individual director may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least two-thirds of the voting power of all of the then outstanding shares of voting stock of the company entitled to vote at an election of directors.
Issuance of Shares
The Netherlands
Under Dutch law, a company’s general meeting is the corporate body authorized to resolve on the issuance of shares and the granting of rights to subscribe for shares. The general meeting can delegate such authority to another corporate body of the company for a period not exceeding five years; this authorization may only be extended from time to time for a maximum period of five years. On May 15, 2025, our general meeting adopted a resolution pursuant to which our Board is authorized, for a period of five years following May 15, 2025, to issue shares or grant rights to subscribe for shares up to our authorized share capital from time to time. We may not subscribe for our own shares on issue.
Delaware
The Proposed Charter provides that the company may, from time to time, issue authorized shares of common stock or preferred stock. No further vote or action by the company’s stockholders is required under the Proposed Charter. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans.
Preemptive Rights
The Netherlands
Under Dutch law, in the event of an issuance of shares, each shareholder will have a pro rata pre-emption right in proportion to the aggregate nominal value of the shares held by such holder (except in case of an issue of shares to employees, against a contribution other than in cash or pursuant to the exercise of a previously acquired right to subscribe for shares). Under our Articles of Association, the pre-emption rights in respect of newly issued shares may be restricted or excluded by a resolution of the general meeting. Another corporate body may restrict or exclude the pre-emption rights in respect of newly issued shares if it has been designated as the authorized body to do so by the general meeting. Such designation can be granted for a period not exceeding five years. A resolution of the general meeting to restrict or exclude the pre-emption rights or to designate another corporate body as the authorized body to do so requires a majority of not less than two-thirds of the votes cast, if less than one-half of our issued share capital is represented at the meeting. On May 15, 2025, our general meeting adopted a resolution pursuant to which our Board is authorized, for a period of five years following May 15, 2025, to limit or exclude pre-emption rights in relation to an issuance of shares or a grant of rights to subscribe for shares that the board of directors is authorized to resolve upon. See above under “—Issuance of Shares.”

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
Delaware
Under the DGCL, stockholders have no preemptive rights to subscribe for additional issues of stock or to any security convertible into such stock unless, and to the extent that, such rights are expressly provided for in the certificate of incorporation. The Proposed Charter does not provide for preemptive rights.
Dividends
The Netherlands
Under Dutch law, we may only pay dividends and other distributions from our reserves to the extent our shareholders’ equity (eigen vermogen) exceeds the sum of our paid-in and called-up share capital plus the reserves we must maintain under Dutch law or our Articles of Association and (if it concerns a distribution of profits) after adoption of our statutory annual accounts by our general meeting from which it appears that such dividend distribution is allowed. Subject to those restrictions, any future determination to pay dividends or other distributions from our reserves will be at the discretion of our Board and will depend upon a number of factors, including our results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors we deem relevant.
Under our Articles of Association, our Board may decide that all or part of the profits shown in our adopted statutory annual accounts will be added to our reserves. After reservation of any such profits, any remaining profits will be at the disposal of the general meeting at the proposal of our Board for distribution on our ordinary shares, subject to applicable restrictions of Dutch law. Our Board is permitted, subject to certain requirements and applicable restrictions of Dutch law, to declare interim dividends without the approval of our general meeting. Dividends and other distributions shall be made payable no later than a date determined by us. Claims to dividends and other distributions not made within five years from the date that such dividends or distributions became payable will lapse and any such amounts will be considered to have been forfeited to us (verjaring).
Delaware
Under the DGCL, a Delaware corporation may pay dividends out of its surplus (the excess of net assets over capital), or in case there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year (provided that the amount of the capital of the corporation is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets). In determining the amount of surplus of a Delaware corporation, the assets of the corporation, including stock of subsidiaries owned by the corporation, must be valued at their fair market value as determined by the board of directors, without regard to their historical book value. Dividends may be paid in the form of common shares, property or cash. The Proposed Charter provides that, subject to applicable law and the rights and preferences of any holders of any outstanding series of preferred stock, the holders of common stock shall be entitled to the payment of dividends on the Common Stock when, as and if declared by the board of directors in accordance with applicable law.
Shareholder Vote on Certain Reorganizations
The Netherlands
Under Dutch law, the general meeting must approve resolutions of the board of directors relating to a significant change in the identity or the character of the company or the business of the company, which includes:
•	a transfer of the business or virtually the entire business to a third-party;
•
the entry into or termination of a long-term cooperation of the company or a subsidiary with another legal entity or company or as a fully liable partner in a limited partnership or general partnership, if such cooperation or termination is of a far-reaching significance for the company; and

•
the acquisition or divestment by the company or a subsidiary of a participating interest in the capital of a company having a value of at least one-third of the amount of its assets according to its balance sheet and explanatory notes or, if the company prepares a consolidated balance sheet, according to its consolidated balance sheet and explanatory notes in the last adopted annual accounts of the company.

The absence of such approval shall result in the relevant resolution being null and void but shall not affect the powers of representation of the board of directors or of the executive directors.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
Delaware
Under the DGCL, the vote of a majority of the outstanding shares of capital stock entitled to vote thereon generally is necessary to approve a merger or consolidation or the sale of all or substantially all of the assets of a corporation. The DGCL permits a corporation to include in its certificate of incorporation a provision requiring for any corporate action the vote of a larger portion of the stock or of any class or series of stock than would otherwise be required. The Proposed Charter does not include such a provision.
Remuneration of Directors
The Netherlands
Dutch law does not provide for limitations with respect to the aggregate annual compensation paid to our directors, provided that such compensation is consistent with our compensation policy. Such compensation policy has been adopted by our general meeting on May 15, 2025. Changes to such compensation policy will require a vote of our general meeting by simple majority of votes cast. Our Board determines the remuneration of individual directors with due observance of the compensation policy. A proposal with respect to remuneration schemes in the form of shares or rights to shares in which directors may participate is subject to approval by our general meeting by simple majority of votes cast. Such a proposal must set out at least the maximum number of shares or rights to subscribe for shares to be granted to our directors and the criteria for granting or amendment.
Our compensation policy authorizes our Board to determine the amount, level and structure of the compensation packages of our directors at the recommendation of our compensation committee. These compensation packages may consist of a mix of fixed and variable compensation components, including base salary, short-term incentives, long-term incentives, fringe benefits, severance pay and pension arrangements, as determined by our Board.
Delaware
Under the DGCL, the stockholders do not generally have the right to approve the compensation policy for directors or the senior management of the corporation, although certain aspects of executive compensation may be subject to stockholder vote due to the provisions of U.S. federal securities and tax law, as well as exchange requirements.
Forum for Adjudication of Disputes
The Netherlands
Our Articles of Association provide that, unless we consent otherwise in writing, the sole and exclusive forum for any complaint asserting a cause of action arising under the U.S. Securities Act of 1933, as amended, to the fullest extent permitted by applicable law, shall be the federal district courts of the United States of America.
Delaware
The Proposed Bylaws provide that, unless the company consents in writing to the selection of an alternative forum, (a) the Chancery Court (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall be the sole and exclusive forum for (i) any derivative action, suit or proceeding brought on behalf of the company, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any director or officer of the company to the company or its stockholders, (iii) any action, suit or proceeding arising pursuant to any provision of the DGCL or the Proposed Charter or Proposed Bylaws or (iv) any action, suit or proceeding asserting a claim against the company governed by the internal affairs doctrine; and (b) the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause or causes of action arising under the Securities Act.
Amendments to Organizing Documents
The Netherlands
An amendment of our Articles of Association would require a resolution of the general meeting upon proposal by our Board.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
Delaware
Under Delaware law, an amendment to the certificate of incorporation generally requires (i) the approval of the board of directors, (ii) the approval of stockholders holding a majority of the outstanding stock entitled to vote upon the proposed amendment, and (iii) the approval of stockholders holding a majority of the outstanding stock of each class entitled to vote thereon as a class.
Further, Delaware law states that the holders of the outstanding shares of a class shall be entitled to vote as a class upon a proposed amendment to the certificate of incorporation, whether or not entitled to vote thereon by the certificate of incorporation, if such amendment would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely, provided that, if any proposed amendment to the certificate of incorporation would alter or change the powers, preferences, or special rights of one or more series of any class so as to affect them adversely, but shall not so affect the entire class, then only the shares of the series so affected by the amendment shall be considered a separate class for purposes of the foregoing, provided further, that the number of authorized shares of any such class or classes of stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the corporation entitled to vote irrespective of the foregoing, if so provided in the original certificate of incorporation, in any amendment thereto which created such class or classes of stock or which was adopted prior to the issuance of any shares of such class or classes of stock, or in any amendment thereto which was authorized by a resolution or resolutions adopted by the affirmative vote of the holders of a majority of such class or classes of stock.
The Proposed Charter provides that amendment of certain provisions of the Proposed Charter require the affirmative vote of the holders of at least two-thirds of the voting power of all the then-outstanding shares of voting stock of the Company with the power to vote generally in an election of directors, voting together as a single class. All other provisions would be subject to the applicable default requirement under Delaware law (generally a majority of the voting power).
Delaware law provides that stockholders have the power to adopt, amend, or repeal the bylaws of a corporation. The corporation may, in its certificate of incorporation, confer the power to adopt, amend, or repeal bylaws upon the board of directors; however, it may not limit or eliminate stockholders’ power to adopt, amend, or repeal bylaws.
The Proposed Charter and the Proposed Bylaws provide that the board of directors is authorized to adopt, amend, or repeal the Proposed Bylaws, and that the stockholders also have the power to adopt, amend or repeal the Proposed Bylaws, subject to the affirmative vote of the holders of at least two-thirds of the voting power of all the then-outstanding shares of voting stock of the Company with the power to vote generally in an election of directors, voting together as a single class (in addition to any other vote required by the Proposed Charter or applicable law).

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
MARKET PRICE AND DIVIDEND INFORMATION
Our Ordinary Shares are listed on Nasdaq under the symbol “ATAI.” The closing price of Ordinary Shares on May 30, 2025, the last full trading day before the public announcement of the execution of the Share Purchase Agreement, was $2.31 per share. On    , 2025, the closing price of Ordinary Shares was $    per share.
The market price of Ordinary Shares has fluctuated since the public announcement of the execution of the Share Purchase Agreement and may continue to fluctuate between the date of this proxy statement/prospectus, the date of the Extraordinary General Meeting and the Closing or the completion of the Redomiciliation. No assurance can be given concerning the market price of Ordinary Shares after completion of the Acquisition. atai shareholders are advised to obtain current market quotations for Ordinary Shares and to review carefully the other information contained in this proxy statement/prospectus or incorporated by reference into this proxy statement/prospectus. For more information, see the section entitled “Where You Can Find More Information” beginning on page 214 of this proxy statement/prospectus.
We have never declared or paid any cash dividends on our Ordinary Shares, and we do not currently intend to pay any cash dividends on our Ordinary Shares in the foreseeable future.
Pursuant to the records of atai’s transfer agent, as of    , 2025, there were     holders of record of Ordinary Shares, which does not include the beneficial owners for whom Cede and Co. or others act as nominees.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
SHAREHOLDER PROPOSALS
Rule 14a-8 Proposals — Pursuant to Rule 14a-8 under the Exchange Act, shareholders who intend to have a proposal considered for inclusion in our proxy materials for presentation at our 2026 annual general meeting of shareholders must submit the proposal to our Corporate Secretary at our offices at Prof. J.H. Bavincklaan 7, 1183 AT Amstelveen, the Netherlands in writing not later than 120 days before the anniversary of the date on which we sent proxy materials for the 2025 annual general meeting of shareholders, or December 22, 2025, unless the date of the 2026 annual general meeting is changed by more than 30 days from the date of the 2025 annual general meeting, and must satisfy the requirements of the proxy rules promulgated by the SEC.
Other Proposals — Shareholders intending to include a proposal on the agenda for the 2026 annual general meeting of shareholders, irrespective of whether they intend to have the proposal included in our proxy statement, must comply with the requirements under our articles of association and Dutch law. Under Dutch law and our articles of association, only shareholders representing at least 3% of our issued share capital are authorized to make such a proposal, provided that they do so at least 60 days prior to our 2026 annual general meeting of shareholders, and any such shareholder proposal may be subject to the response period or cooling-off period that the Board is allowed to invoke under the Dutch Corporate Governance Code and Dutch corporate law, respectively.
Proposals and nominations that are not received by the dates specified above, or otherwise do not meet all relevant requirements, will be considered untimely or improper, as applicable. You may contact our Corporate Secretary at Prof. J.H. Bavincklaan 7, 1183 AT Amstelveen, the Netherlands, for a copy of the relevant provisions of our articles of association regarding the requirements for making shareholder proposals.
In addition to satisfying the foregoing requirements under our articles of association and Dutch law, to comply with the SEC’s universal proxy rules, shareholders who intend to solicit proxies in support of director nominees other than the Company’s nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than March 16, 2026.
We reserve the right to reject, rule out of order or take other appropriate action with respect to any proposal that does not comply with these or other applicable requirements.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
HOUSEHOLDING OF PROXY MATERIALS
The SEC’s proxy rules permit companies and intermediaries, such as brokers, banks and other nominees, to satisfy delivery requirements for proxy materials with respect to two or more shareholders sharing the same address by delivering a single set of proxy materials to those shareholders. This method of delivery, often referred to as “householding,” helps to reduce the amount of duplicative information that shareholders receive and lowers printing and mailing costs for companies.
atai is householding proxy materials for shareholders of record in connection with the Extraordinary General Meeting unless otherwise notified. atai has been notified that certain intermediaries may household proxy materials as well. If you hold your Ordinary Shares through a broker, bank or other nominee that has determined to household proxy materials, only one set of proxy materials will be delivered to multiple shareholders sharing an address unless you notify your broker, bank or other nominee to the contrary.
atai will promptly deliver you a separate copy of the proxy materials for the Extraordinary General Meeting if you so request by calling 1-866-540-7095 or in writing at 51 Mercedes Way, Edgewood, New York 11717, Attention: Householding Department. You may also contact your broker, bank or other nominee to make a similar request.
Please contact atai or your broker, bank or other nominee directly if you have questions or wish to receive separate copies of atai’s proxy materials in the future. You should also contact atai or your broker, bank or other nominee if you wish to request delivery of a single copy if you are currently receiving multiple copies. These options are available to you at any time.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
NO APPRAISAL RIGHTS OF ATAI SHAREHOLDERS
atai’s shareholders are not entitled under Dutch law or otherwise to appraisal or dissenters’ rights in connection with the Acquisition; however see discussion above regarding certain withdrawal rights of atai shareholders under “The Redomiciliation—Withdrawal Mechanism.”

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
EXPERTS
The financial statements of atai Life Sciences N.V. as of December 31, 2024 and 2023, and for each of the two years in the period ended December 31, 2024, incorporated by reference in this proxy statement/prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are incorporated by reference in reliance upon the report of such firm given their authority as experts in accounting and auditing.
The financial statements of Beckley Psytech as of December 31, 2024 and December 31, 2023 and for each of the three years in the period ended December 31, 2024 included in this proxy statement/prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to the Beckley Psytech’s ability to continue as a going concern as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
LEGAL MATTERS
The legality of the shares of common stock offered hereby will be passed upon for atai Delaware by Latham & Watkins LLP.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
WHERE YOU CAN FIND MORE INFORMATION
atai SEC Filings
atai files annual, quarterly and current reports, proxy statements and other information with the SEC. atai’s public filings are available in electronic format to the public from commercial document retrieval services and at the website maintained by the SEC at http://www.sec.gov. You can also review atai’s SEC filings on its website at www.atai.com. Information included on atai’s website is not a part of, and is not incorporated in, this proxy statement/prospectus.
The SEC allows atai to “incorporate by reference” information into this proxy statement/prospectus, which means that atai can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by information contained directly in this proxy statement/prospectus. This proxy statement/prospectus incorporates by reference the documents described below that atai has previously filed with the SEC, as well as the annexes to this proxy statement/prospectus. These documents contain important information about atai and its financial condition.
The following documents listed below that atai has previously filed with the SEC are incorporated by reference:
•	Quarterly Report on 10-Q, for the quarterly period ended March 31, 2025, filed with the SEC on May 14, 2025;
•	Annual Report on Form 10-K, for the fiscal year ended December 31, 2024, filed with the SEC on March 17, 2025;
•	Proxy Statement on Schedule 14A for atai’s 2025 Annual Meeting of Shareholders, filed with the SEC on April 21, 2025; and
•
Current Reports on Form 8-K, filed with the SEC on January 10, 2025 (excluding Item 7.01 and Exhibit 99.1), January 24, 2025, February 13, 2025, April 30, 2025, May 8, 2025, May 21, 2025, June 2, 2025 and July 1, 2025 (in each of the foregoing cases, excluding any current reports, or portions thereof, exhibits thereto or information therein that are “furnished” to the SEC).

All documents that atai files pursuant to Sections 13(a), 13(c), 14 or 15(d) under the Exchange Act from the date of this proxy statement/prospectus to the date on which the Extraordinary General Meeting is held, including any adjournments or postponements, will also be deemed to be incorporated by reference in this proxy statement/prospectus.
You may obtain any of the documents incorporated by reference from the SEC’s Internet website described above. Documents incorporated by reference in this proxy statement/prospectus are also available from atai without charge, excluding all exhibits unless specifically incorporated by reference in such documents. Shareholders may obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone from Innisfree, which is acting as the proxy solicitor for atai in connection with the Acquisition:
Innisfree M&A Incorporated
501 Madison Avenue
20th Floor, New York, NY 10022
Banks and Brokers Call: 212-750-5833
Shareholders in the U.S. or Canada Call Toll-Free: 877-750-0926
Shareholders Outside the U.S. and Canada Call: 412-232-3651
If you would like to request any incorporated documents, please do so by    , 2025 in order to receive them before the Extraordinary General Meeting. If you request any incorporated documents, atai undertakes to mail them to you by first-class mail, or another equally prompt means.
You should rely only on the information contained in this proxy statement/prospectus, including the annexes attached hereto or the information incorporated by reference herein, to vote your Ordinary Shares at the Extraordinary General Meeting. atai has not authorized anyone to provide you with information that differs from that contained in this proxy statement/prospectus. This proxy statement/prospectus is dated     , 2025. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date, and the mailing of this proxy statement/prospectus to shareholders will not create any implication to the contrary.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
BECKLEY PSYTECH LIMITED

CONTENTS OF THE CONSOLIDATED FINANCIAL STATEMENTS

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
REPORT OF INDEPENDENT AUDITORS
To the Directors of Beckley Psytech Limited
Opinion
We have audited the accompanying consolidated financial statements of Beckley Psytech Limited and its subsidiaries (the “Group”), which comprise the consolidated statement of financial position as of December 31, 2024 and 2023, and the related consolidated statements of comprehensive loss, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”).
In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in accordance with IFRS accounting standards as issued by the International Accounting Standards Board.
Basis for Opinion
We conducted our audit in accordance with auditing standards generally accepted in the United States of America (US GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Group and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Material Uncertainty Related to Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Group is not currently generating revenue, has incurred net losses and net cash outflows from operating activities since inception and is expected to continue to do so in the short to medium term, and requires additional cash inflows to fund its ongoing operations, and has stated that these events or conditions indicate a material uncertainty exists that may cast significant doubt on the Group’s ability to continue as a going concern. Management's evaluation of the events and conditions and management’s plans regarding these matters are described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.
Responsibilities of Management for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS accounting standards as issued by the International Accounting Standards Board, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern for at least, but not limited to, twelve months from the end of the reporting period, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.
Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements
Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with US GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

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In performing an audit in accordance with US GAAS, we:
•	Exercise professional judgment and maintain professional skepticism throughout the audit.
•
Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control. Accordingly, no such opinion is expressed.

•
Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•
Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Group’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/PricewaterhouseCoopers LLP
Reading, United Kingdom
August 13, 2025

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BECKLEY PSYTECH LIMITED

CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

For the years ended December 31, 2024, 2023 and 2022

	Notes	2024	2023	2022
		(£’000s)
Operating (expenses)/income
General and administrative		(7,984)	(9,302)	(2,613)
Research and development		(24,445)	(23,022)	(20,474)
(Loss)/gain on contingent consideration	15	(3,494)	17,778	(649)
Impairment of goodwill	8	—	—	(13,930)
Operating Loss	2	(35,923)	(14,546)	(37,666)
Interest Income	4	929	478	170
Gain on revaluation of warrants	15	4,141	—	—
Loss before income taxes		(30,853)	(14,068)	(37,496)
Income tax benefit	5	8,384	8,066	7,303
Loss for the year		(22,469)	(6,002)	(30,193)
Items that may be reclassified to profit and loss
Exchange difference on translation of foreign operations		(25)	(53)	(315)
Total comprehensive loss for the year		(22,494)	(6,055)	(30,508)

The accompanying notes form part of these consolidated financial statements.

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BECKLEY PSYTECH LIMITED

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at December 31, 2024 and 2023

	Notes	2024	2023
		(£’000s)
Assets
Non-Current assets
Property, plant and equipment	6	84	63
Intangible assets	7	48,478	48,482
Other receivables	9	1,910	1,348
Total Non-Current Assets		50,472	49,893
Current assets
Other receivables	9	10,087	2,670
Tax receivables	10	10,582	13,849
Cash and cash equivalents		5,082	5,494
Total current assets		25,751	22,013
Total assets		76,223	71,906
Liabilities and shareholders’ equity
Liabilities
Current liabilities
Trade and other payables	11	3,357	5,136
Contingent consideration	15	3,503	3,855
Total Current liabilities		6,860	8,991
Non Current liabilities
Contingent consideration	15	1,581	1,581
Warrants	15	7,083	—
Deferred tax liability	5	1,666	5,078
Total Non Current liabilities		10,330	6,659
Total liabilities		17,190	15,650
Net assets		59,033	56,256
Issued capital and reserves
Share capital	12	10	8
Share premium	12	95,656	75,569
Merger Reserve	12	31,988	22,208
Cumulative Translation Adjustment		(395)	(370)
Accumulated deficit	12	(68,226)	(41,159)
Total equity		59,033	56,256

The accompanying notes form part of these consolidated financial statements.

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BECKLEY PSYTECH LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the years ended December 31, 2024, 2023 and 2022

	Note	Share Capital	Share premium	Merger reserve	Cumulative Translation Adjustment	Accumulated deficit	Total equity
		(£’000s)
At January 1, 2022		7	75,596	—	(2)	(11,045)	64,556
Loss for the year		—	—	—	—	(30,193)	(30,193)
Exchange difference on translation of foreign operations		—	—	—	(315)	—	(315)
Total comprehensive loss for the year		—	—	—	(315)	(30,193)	(30,508)
Issuance of Share Capital		1	—	22,208	—	489	22,698
Transaction costs		—	(27)	—	—	—	(27)
Share-based payments	13	—	—	—	—	3,701	3,701
At December 31, 2022		8	75,569	22,208	(317)	(37,048)	60,420
Loss for the year		—	—	—		(6,002)	(6,002)
Exchange difference on translation of foreign operations		—	—	—	(53)	—	(53)
Total comprehensive loss for the year		—	—	—	(53)	(6,002)	(6,055)
Share-based payments	13	—	—	—	—	1,891	1,891
At December 31, 2023		8	75,569	22,208	(370)	(41,159)	56,256
Loss for the year		—	—	—	—	(22,469)	(22,469)
Exchange difference on translation of foreign operations		—	—	—	(25)	—	(25)
Total comprehensive loss for the year		—	—	—	(25)	(22,469)	(22,494)
Issuance of Share Capital	12	2	20,334	—	—	(5,935)	14,401
Transaction costs		—	(247)	—	—	—	(247)
Movement in Merger Reserve	12	—	—	9,780	—	—	9,780
Share-based payments	13	—	—	—	—	1,337	1,337
At December 31 2024		10	95,656	31,988	(395)	(68,226)	59,033

The accompanying notes form part of these consolidated financial statements.

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BECKLEY PSYTECH LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

For the years ended December 31, 2024, 2023 and 2022

	Notes	2024	2023	2022
		(£’000s)
Cash flows from operating activities
Loss before income taxes		(30,853)	(14,068)	(37,496)
Adjustments to reconcile loss before income taxes to net cash used in operating activities:
Depreciation expense	6	21	26	12
Amortisation expense	7	4	25	21
Share based payment charge		1,337	1,891	1,971
Interest income		(929)	(478)	(169)
Provision against finance receivable		—	—	243
Loss/(gain) on contingent consideration	15	3,494	(17,778)	649
Gain on revaluation of warrants	15	(4,141)	—	—
Foreign exchange gain on long term deposits		—	—	(6,072)
Disposal of Property, plant and equipment	6	—	1	—
Impairment of goodwill		—	—	13,930
Movements in working capital:
(Increase)/decrease in trade and other receivables	9	(7,873)	498	(1,786)
Decrease in trade and other payables	11	(1,626)	(4,255)	(295)
Cash generated from/(used in) operations:
Interest income received		623	459	184
Income tax received		8,286	422	—
Income tax paid		(2)	(4)	—
Net cash used in operating activities		(31,659)	(33,261)	(28,808)

Cash flows from investing activities
Purchase of property, plant and equipment	6	(42)	(8)	(17)
Purchase of intangible assets	7	—	—	(50)
Acquisition of subsidiary, net of cash acquired		—	—	(1,849)
Decrease in deposits		—	—	52,839
Net cash (used in)/generated from investing activities		(42)	(8)	50,923

Cash flows from financing activities
Proceeds from issuance of ordinary shares and warrants		31,560	—	770
Transactions costs on issue of ordinary shares		(247)	—	(27)
Net cash generated from financing activities		31,313	—	743
Net (decrease)/increase in cash and cash equivalents		(388)	(33,269)	22,858
Effect of exchange rate changes		(24)	(52)	(2,769)
Cash and cash equivalents at the beginning of year		5,494	38,815	18,726
Cash and cash equivalents at the end of the year		5,082	5,494	38,815

The accompanying notes form part of these consolidated financial statements.

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BECKLEY PSYTECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1. Material accounting policies
General information
Beckley Psytech Limited comprises of Beckley Psytech Limited (the “Company”), Eleusis Ltd (“Eleusis”) and other subsidiaries together referred to as the “Group”, The Company is a private company, limited by shares and is incorporated and domiciled in United Kingdom. The Company’s registered office is at Beckley Park, Beckley, Oxford, England OX3 9SY.
Subsidiary undertakings
The following are subsidiary undertakings of the Company:

Name	Registered office	Principle activity	Class of shares	Holding	Direct or Indirect Holding
Beckley Psytech US Inc.	251 Little Falls Drive Wilmington New Castle Delaware 19808 United States	Research and development of psychedelic compounds	Ordinary shares	100%	Direct

Eleusis Holdings Limited	83 Cambridge Street Pimlico London United Kingdom SW1V 4PS	Research and development of psychedelic compounds	Ordinary shares	100%	Direct

Eleusis Therapeutics Limited	6th Floor 25 Farringdon Street, London United Kingdom EC4A 4AB	Research and development of psychedelic compounds	Ordinary shares	100%	Indirect

Eleusis Health Solutions Holdings Limited	83 Cambridge Street Pimlico London United Kingdom SW1V 4PS	Holding Company	Ordinary shares	100%	Indirect

Eleusis Health Solutions Limited	83 Cambridge Street Pimlico London United Kingdom SW1V 4PS	Holding Company	Ordinary shares	100%	Indirect

Andala, Inc	99 Wall Street, STE 2205 New York, NY 10005	Research and development of psychedelic compounds	Ordinary shares	100%	Indirect

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Name	Registered office	Principle activity	Class of shares	Holding	Direct or Indirect Holding
Eleusis Therapeutics US, Inc	99 Wall Street, STE 2205 New York, NY 10005	Research and development of psychedelic compounds	Ordinary shares	100%	Indirect

Eleusis Health Solutions US, Inc	99 Wall Street, STE 2205 New York, NY 10005	Research and development of psychedelic compounds	Ordinary shares	100%	Indirect

Eleusis Israel Ltd	5 Tuval Street Tel Aviv Israel 6789717	Research and development of psychedelic compounds	Ordinary shares	100%	Indirect

Eleusis Therapeutics Ltd Türkiye İrtibat Bürosu	İnönü Caddesi No: 53/4 Beyoğlu İstanbul Turkey	Research and development of psychedelic compounds	Ordinary shares	100%	Indirect
Eleusis, Inc	251 Little Falls Drive, Wilmington DE 19808	Research and development of psychedelic compounds	Ordinary shares	100%	Indirect

Eclipse Merger Sub, Inc	251 Little Falls Drive, Wilmington DE 19808	Research and development of psychedelic compounds	Ordinary shares	100%	Indirect

Eleusis Therapeutics Holdings Limited	83 Cambridge Street Pimlico London United Kingdom SW1V 4PS	Holding Company	Ordinary shares	100%	Indirect

Beckley Psytech Pty Ltd	Suite 7, Level 7, 330 Collins Street Melbourne Vic 3000	Research and development of psychedelic compounds	Ordinary shares	100%	Direct

Eleusis, Inc and Eclipse Merger Sub, Inc were dissolved during the year ended December 31, 2024, while Eleusis Therapeutics Ltd Türkiye İrtibat Bürosu was closed during the year ended December 31, 2025.
Basis of preparation
The consolidated financial statements of the Group have been prepared in accordance with IFRS accounting standards as issued by the International Accounting Standards Board (“IASB”) and were authorised for issue by the directors on August 13, 2025. Previous financial statements were prepared under UK adopted international accounting standards (“UK IFRS”). There has been no impact on the measurement of balances or disclosures as a result of the adoption of IFRS accounting standards as issued by the IASB.

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The Company’s functional and presentational currency is pound sterling (“GBP”), rounded to the nearest £1,000. The Company’s consolidated financial statements have been prepared under the historical cost convention, except for certain financial liabilities classified as fair value through profit or loss.
The accounting policies adopted in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all financial years presented, unless otherwise stated.
Basis of consolidation
The consolidated financial statements comprise the financial statements of the Company and its subsidiaries. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if, and only if, the Group has:
•	Power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee).
•	Exposure, or rights, to variable returns from its involvement with the investee.
•	The ability to use its power over the investee to affect its returns.
The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Group gains control until the date the Group ceases to control the subsidiary. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Group’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation. A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Group loses control over a subsidiary, it derecognises the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, while any resultant gain or loss is recognised in profit or loss. Any investment retained is recognised at fair value.
Business combinations and goodwill
Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value. For each business combination, the Group elects whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and included in administrative expenses.
The Group utilises the optional concentration test to assess whether an acquired set of activities and assets constitutes a business. This test allows the Group to determine if the fair value of the acquired gross assets is concentrated in a single identifiable asset or a group of similar identifiable assets, thereby simplifying the evaluation of whether the acquisition meets the definition of a business. If the optional concentration test is not met, the Group determines that it has acquired a business when the acquired set of activities and assets include an input and a substantive process that together significantly contribute to the ability to create outputs. The acquired process is considered substantive if it is critical to the ability to continue producing outputs, and the inputs acquired include an organised workforce with the necessary skills, knowledge, or experience to perform that process or it significantly contributes to the ability to continue producing outputs and is considered unique or scarce or cannot be replaced without significant cost, effort, or delay in the ability to continue producing outputs. When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date.
Any contingent consideration to be transferred by the acquirer will be recognised at fair value at the acquisition date. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IFRS 9 Financial Instruments, is measured at fair value with the changes in fair value recognised in the statement of profit or loss in accordance with IFRS 9. Goodwill is initially measured at cost (being the excess of the

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aggregate of the consideration transferred and the amount recognised for non-controlling interests and any previous equity interest held over the fair value of the net identifiable assets acquired and liabilities assumed).
After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units. Where goodwill has been allocated to a cash-generating unit (“CGU”) and part of the operation within that unit is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed in these circumstances is measured based on the relative values of the disposed operation and the portion of the CGU retained.
Critical Accounting Judgements and Estimates
The preparation of these consolidated financial statements in accordance with IFRS requires management to make judgements and estimates that affect the reported amounts of assets and liabilities and the reported amounts of expenses during the reporting period. These estimates and assumptions are based on current facts, historical experience and various other factors believed to be reasonable under the circumstances. Actual results may differ materially and adversely from these estimates. To the extent there are material differences between the estimates and actual results, the Company’s future results of operations will be affected.
The most significant estimates in the Company’s consolidated financial statements relate to:
•	The estimated timeline and probability of achieving each milestone for the Eleusis compound development as this drives the valuation of the contingent consideration and warrant valuation (see note 8).
•	The share price estimate as this drives the value of the contingent consideration and the fair value of share options issued (see notes 8 and 13).
•	The estimated equity value of the Company as this drives the fair value of the warrant instrument (see note 15).
•
The probability of technical success, discount rate, and future costs and revenue associated with the Eleusis clinical trials as this drives the potential impairment of the In-Process Research & Development (“IPR&D”) and Goodwill (see note 7 and 8).

•	The estimated term of warrants issued, as this drives the fair value of the warrants and the classification of non-current liability (see note 15).
There are no significant judgements in the Company’s consolidated financial statements.
Recently implemented accounting standards
The Company has prepared its consolidated financial statements for the years ended December 31, 2024, 2023 and 2022, in conformity with IFRS standards that have to be applied for fiscal years beginning on January 1, 2024.
Recent accounting standards not yet adopted
The Company has identified a change to IFRS listed below that has been announced but is not yet effective that may have a material impact on the Company’s consolidated financial statements. The impact of this updated IFRS standard has not yet been quantified. Other changes to IFRS are not relevant or do not have a material impact on the Company.
•	Amendments to IFRS 18, Presentation and Disclosure in Financial Statements, effective January 1, 2027.
Going concern basis
Management has prepared a cash flow forecast for the Group and has considered the ability for the Group to continue as a going concern for the foreseeable future, being at least 12 months after approving these financial statements. The Group is currently in the research and development phase and has invested heavily in research and development to date. The Group is not currently generating revenue and has incurred net losses and net cash outflows from operating activities since inception and is expected to continue to do so in the short to medium term.

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As of December 31, 2024, the Group had £5.1 million of cash and cash equivalents on hand. Based on the cash and cash equivalents on hand as at the date this report is available for issue, the directors forecast that without additional financing, current existing resources will not be sufficient to fund its ongoing operations for at least 12 months after approving these financial statements.
On June 2, 2025, atai Life Sciences N.V. (“atai”) entered into a Share Purchase Agreement (as may be amended from time to time, the “Share Purchase Agreement”), providing that atai will acquire from the shareholders of Beckley Psytech (the “Sellers”) the entire issued share capital of Beckley Psytech not already owned by atai (the “Acquisition”). atai is a NASDAQ listed company which already owns 33.6% of the Company. The Acquisition is conditional solely on the approval of atai shareholders at a General Meeting to be held in the second half of 2025. The board of atai has previously approved the Acquisition, and the directors consider it likely that the Acquisition will close within the going concern period and have visibility to the plans, strategy and funding of the Group under atai's prospective ownership.
On August 13, 2025, atai and Beckley Psytech entered into a senior promissory note (the “Promissory Note”), pursuant to which atai will advance an aggregate principal amount of up to $10.0 million (£7.4 million) to Beckley Psytech to be used for the achievement of certain development milestones of BPL-003. The Promissory Note is available for advance within three business days of execution of the agreement, bears interest at a rate equal to the lesser of 12% per annum and the highest rate permitted by applicable law, and is payable immediately upon the earlier of the payment of the break fee, three hundred sixty four days from the date of the first Advance or the occurrence of an Event of Default being default of payment of the principal or interest, failure to observe any covenant or condition or bankruptcy or insolvency proceedings. Management’s cash flow forecast for the Group taking account of the Promissory Note from atai together with R&D tax credits expected to be received under the normal operations of the business, extend the Group's cash runway for at least 12 months beyond the date these consolidated financial statements are available to be issued, which is the date of approval however this would also require a significant reduction in cash spend which would be in the control of the Group and could be enacted as required.
Accordingly, the directors have prepared the consolidated financial statements on a going concern basis both due to the fact that it is the expectation of the directors that the Acquisition will conclude and additional cash inflows required will be provided by atai in addition to the Promissory Note, and that R&D tax credits are expected to be received under the normal operations of the business, within the going concern period.
However, there is no guarantee that the Acquisition will conclude and that atai will provide adequate cash inflows to the Group following the closing of the transaction, nor that other additional funding or the R&D tax credits will be received in time to enact the business plan. If the Acquisition does not close or the Group is unable to obtain additional funding by some other means, or there is a delay in the receipt of R&D tax credits, this could impact the Group’s financial condition and ability to pursue its business strategies, including being required to delay, reduce or eliminate some or all of its research and development programs, or result in the Group being unable to meet their obligations as they fall due or continue operations. These events and conditions indicate a material uncertainty that may cast significant doubt about the Group’s ability to continue as a going concern. These financial statements do not include the adjustments that would result if the Group were unable to continue as a going concern.
Research and development costs
The Company has entered into research and development-related contracts with research institutions and other companies. Research and development costs are expensed as incurred and a prepayment or accrual is recognised where the amount paid differs to the expense incurred.
Foreign currency translation
Foreign currency transactions are translated into the functional currency using the spot exchange rates at the dates of the transactions. At each year end foreign currency monetary items are translated using the closing rate. Non-monetary items measured at historical cost are translated using the exchange rate at the date of the transaction and non-monetary items measured at fair value are measured using the exchange rate when fair value was determined.
Segment Information
The Group operates in one operating segment which develops pharmaceutical products. The Group’s chief operating decision maker, its Chief Executive Officer, manages the Group’s operations on an integrated basis for the purposes of allocating resources. The Group is registered in five geographic regions: the United Kingdom, Australia, The United States, Israel and Turkey. Substantially all of the Group’s assets are held in the United Kingdom.

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Share-based payments
Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. The Company expenses stock-based compensation to employees, non-employees and board members over the requisite service period based on the estimated grant date fair value of the awards and forfeitures rates. The Company accounts for forfeitures as they occur. Stock-based awards with graded-vesting schedules are recognised over the requisite service period for each separately vesting portion of the award. The Company estimates the fair value of stock option grants using the Black-Scholes option pricing model, and the assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgement.
Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods, or the counterparty renders the service.
Taxation
Deferred tax balances are recognised in respect of all timing differences that have originated but not reversed by the Balance Sheet date, except that:
•
The recognition of deferred tax assets is limited to the extent that it is probable that they will be recovered against the reversal of deferred tax liabilities or other future taxable profits (see note 5).

Deferred tax is determined using tax rates and laws that have been enacted or substantively enacted by the balance sheet date.
Deferred tax assets will only be recognised if it can be regarded more likely than not that there will be suitable taxable profits from which the future reversal of underlying timing differences can be deducted.
Deferred tax balances are not recognised in respect of permanent differences. In respect of business combinations, deferred tax is recognised on the differences between the fair values of assets acquired and the future tax deductions available for them and the differences between the fair values of liabilities acquired and the amount that will be assessed for tax.
In determining the amount of current and deferred tax, the Company considers the impact of uncertain tax positions. The Company adopted IFRIC 23 “Uncertainty over income tax treatments” to determine if it is probable that the tax authorities will accept an uncertain tax treatment. If not probable, the Company will determine the impact of the uncertainty based on the most likely amount or expected value, depending on whichever method better predicts the resolution of the uncertainty. Accrued interest and penalties on uncertain tax positions are charged to interest expense or penalty expense in determining income/loss before taxation.
Research and Development tax credits
The Company may be entitled to claim special tax allowances in relation to qualifying research and development expenditure (e.g. R&D tax credits). The Company accounts for such allowances as tax credits, which means that they are recognised when it is probable that benefit will flow to the Company and that benefit can be reliably measured.
As a company that carries out extensive research and development activities, the Company benefits from the UK research and development tax credit regime under the scheme for small or medium-sized enterprises (“SME”). Under the SME regime, the Company is able to surrender some of its trading losses that arise from qualifying research and development activities for a cash rebate between 24% to 33% of such qualifying gross research and development expenditure. A large portion of costs relating to research and development, clinical trials and manufacturing activities are eligible for inclusion within these tax credit cash rebate claims.
The UK research and development tax credit is fully refundable to the Company and is not dependent on current or future taxable income. The Company has recorded the entire benefit from the UK research and development tax credit as a benefit which is included in the income taxes line and accordingly, reflected as part of the income tax provision.
For accounting periods starting on or after April 1, 2024 the SME regime will be replaced by the enhanced R&D intensive support scheme (“ERIS”) and the merged scheme R&D expenditure credit (“RDEC”). The Company expects to continue to be eligible for the ERIS, which has the same beneficial cash rebate as the SME regime.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
Property, plant and equipment
Property, plant and equipment is stated at cost less accumulated depreciation and impairment costs, if any. Consistent with IAS 16, cost comprises the aggregate amount paid, and the fair value of any other consideration given to acquire the asset and includes costs directly attributable to making the asset capable of operating as intended. An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset is included in the statement of comprehensive loss when the asset is derecognised.
Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the respective assets, which are as follows:

Computer and computer-related equipment	3 years
Office equipment	5 years
Leasehold improvements	15 years

Intangible assets
Intangible assets consist of patents acquired and IPR&D. Patents are stated at cost less accumulated depreciation and impairment costs, if any and are amortised using the straight-line method over the estimated useful life of 2 years.
IPR&D, acquired through business combinations, is capitalized at the recognition date fair value to intangible assets and is determined to have indefinite lives and, therefore, are not amortized. Instead, they are tested for impairment annually, in our fourth quarter, and between annual tests if we become aware of an event or a change in circumstances that would indicate the carrying value may be impaired.
Once the project is completed, the carrying value of the IPR&D is amortized over the estimated useful life of the asset. Post recognition research and development expenses related to the IPR&D projects are expensed as incurred. The projected discounted cash flow models used to estimate the fair values of our IPR&D assets reflect significant assumptions regarding the estimates a market participant would make in order to evaluate the development asset, including: (i) probability of successfully completing and obtaining regulatory approval; (ii) market size, market growth projections, and market share; (iii) estimates regarding the timing of and the expected costs to commercialization; (iv) estimates of future cash flows from potential product sales; and (v) a discount rate. These assumptions are based on significant inputs not observable in the market and thus represent Level 3 measurements within the fair value hierarchy. The use of different inputs and assumptions could increase or decrease our estimated discounted future cash flows, the resulting estimated fair values and the amounts of related impairments, if any. Based on the Group’s assessment performed, there was an impairment to goodwill on the acquisition of Eleusis for the year ended December 31, 2022, however no further impairment to the IPR&D asset acquired was identified for the years ended December 31, 2024, 2023 and 2022.
Impairment of assets
Individual assets or the asset’s cash generating unit are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.
An asset or the asset’s cash generating unit is impaired when its carrying amount exceeds its recoverable amount. The recoverable amount is measured as the higher of fair value less cost of disposal and value in use. The value in use is calculated as being net projected cash flows based on financial forecasts discounted back to present value.
Impairment losses recognized for cash generating units to which goodwill has been allocated are credited initially to the carrying amount of goodwill. Any remaining impairment loss is charged pro-rata to the other assets in the cash generating unit. An impairment loss on assets other than goodwill is reversed if the assets or cash generating unit’s recoverable amount exceeds its carrying amount.
Defined Contribution Schemes
The Company operates a defined contribution plan for its employees. A defined contribution plan is a pension plan under which the Company pays fixed contributions into a separate entity. Once the contributions have been paid the Company has no further payment obligations.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
The contributions are recognised as an expense in the Statement of Comprehensive Loss when they fall due. Amounts not paid are shown in accruals as a liability in the Statement of Financial Position. The assets of the plans are held separately from the Company in independently administered funds.
Share capital and share premium
Share premium
Amounts of contribution in excess of par value are accounted for as share premium. Share premium also arises from additional capital contributions from shareholders. Incremental costs directly attributable to equity transactions such as the issue of new capital shares are shown in equity as a deduction, net of tax, from the proceeds within share premium. Transaction costs that relate to equity and non-equity transactions are allocated to those transactions using a basis of allocation that is rational and consistent with similar transactions.
Comprehensive Loss
Comprehensive loss includes loss as well as other changes in shareholders’ deficit that results from transactions and economic events other than those with shareholders.
Merger Reserve
This reserve is used where the Company has acquired an over 90% equity holding across all share classes in another business by the Company issuing shares, as is the case for the Eleusis acquisition.
The value in the merger reserve at December 31, 2024 is the fair value of the shares issued in relation to the acquisition of Eleusis, including shares issued on achievement of milestones, less the nominal value of the shares. The increase in the fair value of the shares between the date of acquisition and the date of issuance are recognised in retained earnings.
Financial Instruments
Financial assets
Financial assets are classified as financial instruments measured at amortised cost. Financial assets measured at amortised cost are recognised when the Company becomes party to the contractual provisions of the instrument and are derecognised when the contractual rights to the cash flows from the financial asset expire when the financial asset and all substantial risks and reward are transferred. While Cash and cash equivalents are also subject to the impairment requirements of IFRS 9, the identified impairment loss was immaterial.
Financial assets are also derecognised when the Company has no reasonable expectation of recovering the financial asset. Indicators of where there is no reasonable expectation of recovery includes indicators of a customer’s inability to pay or losses arising in relation to contract disputes.
Subsequent to initial recognition, financial assets are measured at amortised cost using the effective interest rate method.
Financial liabilities
Financial liabilities comprise trade and other payables. Financial liabilities are obligations to pay cash or other financial assets and are recognised in the statement of financial position when, and only when, the Company becomes a party to the contractual provisions of the instrument.
Financial liabilities are initially recognised at fair value adjusted for any directly attributable transaction costs. After initial recognition, financial liabilities are measured at amortised cost using the effective interest method, with interest-related charges recognised as an expense in finance costs.
A financial liability is derecognised only when the contractual obligation is extinguished, that is, when the obligation is discharged, cancelled or expires.
Financial liabilities at fair value through profit or loss
Financial liabilities at fair value through profit or loss consist of contingent consideration for the purchase of Eleusis Holdings Limited and warrants issued (see note 15.). They are initially recognised at fair value and subsequently measured at fair value through profit or loss.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
Warrants
Warrants are recognised as financial instruments upon issuance and are initially measured at fair value. Depending on the terms of the warrants, they may be classified as either equity or liability instruments. If classified as liabilities, they are remeasured at fair value at each reporting date, with any changes in fair value recognised in profit or loss.
Cash equivalents and term deposits
The Company considers all highly liquid investments that have maturities of approximately three months or less when acquired to be cash equivalents.
The Company considers all non-highly liquid investments that have maturities of approximately more than three months when acquired to be term deposits.
Escrow account
Money held in Escrow is presented in other receivables. The Company is able to drawdown up to $5m without authorisation from atai, and further drawdowns of $5m are allowable with authorisation. Any remaining balance and interest was due, and paid, to the Company on April 1, 2025 with no restrictions on the payment (see note 9).
Employee benefits
A liability is recognised to the extent of any unpaid salaries which is accrued at the balance sheet date and carried forward to future years.
2. Operating Expenses
The Group’s operating loss is stated after incurring/earning the following costs/(income):

	Note	2024	2023	2022
		(£’000s)
General and administrative
Employee expenses	3	3,425	3,227	2,308
Office and professional expenses		3,352	3,762	4,439
Share-based payments to consultants	13	157	348	586
Depreciation expense	6	21	26	12
Amortisation expense	7	4	25	21
Other general expenses		1,002	916	1,759
Foreign exchange		23	998	(6,512)
Total general and administrative		7,984	9,302	2,613
R&D expenses
Clinical trials		20,140	18,316	15,385
Employee expenses	3	3,645	4,235	4,195
Other R&D		660	471	894
Total R&D		24,445	23,022	20,474

3. Employee expenses
Employee costs consist of:

	2024	2023	2022
	(£’000s)
Wages and salaries	5,001	4,916	4,436
Social security costs	621	621	542
Share-based payments	1,179	1,543	1,385
Other pension costs	160	183	124
Other employee expenses	109	200	16

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

2024	2023	2022
(£’000s)
7,070	7,463	6,503

4. Interest income

	2024	2023	2022
	(£’000s)
Interest income on deposits	486	465	170
Interest income on escrow account	324	—	—
Other interest	119	13	—
Total	929	478	170

5. Income tax benefit
Analysis of the tax credit
The tax credit on the loss before income taxes for the year was as follows:

	2024	2023	2022
	(£’000s)
Corporation tax
Current tax credit on losses for the year	4,972	5,005	5,488
Adjustment in respect of the prior years	—	85	—
Recognition of deferred tax asset	3,412	2,976	1,815
Total current income tax benefit	8,384	8,066	7,303

Deferred tax assets in respect of the losses incurred by the Company have been recognised in the periods presented to the extent it is certain that future taxable profits can be offset against historical losses incurred in the same jurisdiction as the deferred tax liability in relation to the Eleusis acquisition. The unrecognised deferred tax asset as at the year-end was £1.2 million (as at December 31, 2023 - £1.1 million, December 31, 2022 - £0.8m). These would be expected to be utilised when ELE-101 reaches commercialisation.
Factors affecting the tax credit for the year
The tax credit assessed for the year is lower (year ended December 31, 2023 – higher, year ended December 31, 2022 - higher) than the standard rate of corporation tax in the UK of 19% at £5.9 million (year ended December 31, 2023 – £2.7 million, year ended December 31, 2022 - £6.9 million). The difference is explained below:

	2024	2023	2022
	(£’000s)
Loss before income taxes	(30,853)	(14,068)	(37,496)
Statutory income tax rate	19%	19%	19%
Income tax recovery based on statutory income tax rate	(5,862)	(2,673)	(7,124)
Effects of:
Expenses not deductible	3,110	94	6,780
Tax relief for qualifying research and development expenditure	4,972	5,005	5,488
Adjustment in respect of the prior years	—	85	—
Deferred tax asset recognised	3,412	2,976	1,815
Losses not recognised	2,752	2,579	344
Total income tax benefit	8,384	8,066	7,303

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
Breakdown of deferred tax liability

(£’000s)
Deferred tax liability on IPR&D	(12,120)
Deferred tax assets on Eleusis losses	2,253
Deferred tax assets on Company losses	1,815
Net deferred tax liability at December 31, 2022	(8,052)
Deferred tax asset on Company losses recognised in year	2,974
Net deferred tax liability at December 31, 2023	(5,078)
Deferred tax asset on Company losses recognised in year	3,412
Balance at December 31, 2024	(1,666)

Factors that may affect future tax (credits)/charges
The March 2021 Budget announced that the UK Corporation tax rate will increase from 19% to 25% from April 1, 2023 for companies with taxable profits in excess of £250,000. A small profits rate (“SPR”) will also be introduced for companies with profits of £50,000 or less so that they continue to pay Corporation tax at 19%. For those companies that have taxable profits between £50,000 and £250,000, a margin rate relief scheme will be introduced to bridge the gap between the 19% and 25% rate providing a gradual increase in rate throughout this band. Deferred taxes have been recognised at a rate of 25% as this is the rate of tax the company would expect to attract when the Company becomes profitable, at which point deferred taxes will be recognised.
For accounting periods starting on or after 1 April 2024 the SME regime will be replaced by the ERIS and the merged scheme RDEC. The Company expects to continue to be eligible for the ERIS, which has the same beneficial cash rebate as the SME regime. There are no changes expected to the rate at which the Company recovers R&D tax credits as a result of the above change. The R&D tax credit available is 26.97% of eligible costs.
Pillar Two establishes a global minimum tax regime which will apply to both public and privately held multinational groups with consolidated revenue over €750m. This is not applicable to the Company.
6. Property, plant and equipment
Property, plant and equipment consists of the following:

	Computer and computer-related Equipment	Office Equipment	Leasehold Improvements	Total
	(£’000)
Cost
Balance at January 1, 2023	28	98	42	168
Additions	2	1	5	8
Disposals	—	(1)	—	(1)
Foreign currency translation	—	(4)	(2)	(6)
Balance at December 31, 2023	30	94	45	169
Additions	7	20	16	43
Foreign currency translation	—	1	—	1
Balance at December 31, 2024	37	115	61	213
Accumulated depreciation
Balance at January 1, 2023	(9)	(61)	(14)	(84)
Depreciation charge	(10)	(14)	(2)	(26)
Foreign currency translation	—	3	1	4
Balance at December 31, 2023	(19)	(72)	(15)	(106)
Depreciation charge	(9)	(8)	(4)	(21)
Foreign currency translation	—	(1)	(1)	(2)
Balance at December 31, 2024	(28)	(81)	(20)	(129)
Net Book Value
Balance at December 31, 2024	9	34	41	84
Balance at December 31, 2023	11	22	30	63

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
7. Intangible Assets
Intangible Assets consists of the following:

	In-process Research & Development	Patent Licenses	Total
	(£’000s)
Cost
Balance at January 1, 2023	48,478	50	48,528
Balance at December 31, 2023	48,478	50	48,528
Balance at December 31, 2024	48,478	50	48,528
Accumulated amortisation
Balance at January 1, 2023	—	(21)	(21)
Amortisation charge for the year	—	(25)	(25)
Balance at December 31, 2023	—	(46)	(46)
Amortisation charge for the year	—	(4)	(4)
Balance at December 31, 2024	—	(50)	(50)
Net book Value
Balance at December 31, 2024	48,478	—	48,478
Balance at December 31, 2023	48,478	4	48,482

IPR&D has been tested for impairment at each reporting date, with no impairment identified (see note 8).
8. Business Combinations
On October 20, 2022 the Company purchased 100% of the shares in Eleusis Holdings Limited, and its subsidiaries, a business engaged in similar clinical-stage activity to the Company. Eleusis has one asset in phase 2 clinical trials - ELE-101.
The consideration was entirely through issuance of the share capital of the Company and consisted of a number of shares issued on October 20, 2022 and further share consideration, for which the timing and amounts of shares to be issued are contingent on various development milestones being achieved.
To fair value the contingent consideration at the date of the acquisition, estimates were made over the timing and likelihood of achievement of each of the milestones in order to estimate the fair value of the consideration provided. In addition, any options held by investors or employees of Eleusis as of October 20, 2022 were replaced by options in the Company and accounted for as part of the purchase price and included in Fair Value of Common Options below. The value of the replaced award at the acquisition date that relates to pre-combination services is a payment to the employees in their capacity as owners of the business. The excess of the value of the acquirer’s total replacement award over the amount attributed to pre-combination services is not part of consideration and is expensed as remuneration cost over the remaining vesting period.
The business combination was accounted for under the acquisition method in accordance with IFRS 3. The identifiable assets acquired, and liabilities assumed were provisionally recognised at their estimated fair values as of the acquisition date.
Assets acquired and liabilities assumed
The fair values of the identifiable assets and liabilities of Eleusis as of the date of acquisition were:

Balance Sheet Items	October 20, 2022
(£’000s)
Cash and Cash Equivalents	80
Accounts Payable	(5,088)
Accruals	(1,655)
Due from affiliates	715
Prepayments	2,150

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

Balance Sheet Items	October 20, 2022
(£’000s)
Net Fixed Assets	72
Long Term Receivables	107
Bridge loan	(1,929)
Deferred tax asset	2,253
Deferred tax liability	(12,120)
Total Tangible Assets	(15,415)
In-process Research & Development	48,478
Goodwill	13,930
Total Intangible Assets	62,408
Purchase Price Paid	46,993

The breakdown of consideration at acquisition date was as follows:

Upfront Consideration shares – issued on, October 20, 2022	7,231,170
Contingent consideration
Milestone 1 Consideration Shares	3,408,070
Milestone 2 Consideration Shares	2,017,535
Milestone 3 Consideration Shares	2,235,566
Additional Phase 1 Consideration Shares	507,000
Additional Phase 2 Consideration Shares	371,920
Total Estimated Contingent consideration at acquisition date	15,771,261
Consideration share price	£2.87
Total Purchase Price	£45,263,519
Fair Value of Common Options	£1,729,684
Total Purchase Price	£46,993,203

Milestone 1: Up to 5,404,980 shares dependent on the dosing of the first patient in the next phase 2 clinical trial or the achievement of certain safety results in a phase 1 clinical trial.
Milestone 2: Up to 5,831,300 shares dependent on the dosing of the first patient in the next phase 2b or phase 3 clinical trial or the achievement of certain safety and efficacy results in a phase 2 clinical trial.
Milestone 3: Up to 6,337,050 shares dependent on the conclusion of the end-of-phase 2 meeting with the FDA or obtaining written responses only in response to an end-of-phase 2 meeting request in lieu of holding an end-of-phase 2 meeting, in each case where the FDA’s feedback does not foreclose advancing to a phase 3 clinical trial.
Additional phase 1 Consideration shares: Up to 677,550 shares dependent on dosing the first patient in a phase 1 FPI trial prior to December 31, 2022. The maximum number of shares issued would be for the first patient dosed in October 2022, with descending amounts issued dependent on the date.
Additional Phase 2 Consideration Shares: Up to 980,000 shares dependent on the phase 2 end date prior to May 31, 2023. The maximum number of shares issued would be for the phase 2 end date being prior to December 31, 2022, with descending amounts issued dependent on the date.
Goodwill
Goodwill of £13.9 million was recognised in the acquisition. None of the goodwill recognised is expected to be deductible for income tax purposes.
Other information
From the date of acquisition until the end December 31, 2022, Eleusis Holdings Limited generated no revenue and incurred a loss before tax of £0.4 million.
Transaction costs were expensed and are included in other general and administrative expenses.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
Impairment and Sensitivities
For impairment testing, goodwill and indefinite life intangible assets acquired through business combinations are allocated to CGUs. The Eleusis business was assessed to be a single CGU (the “Eleusis CGU”).
The Group performed its annual impairment test as at each of the years ended December 31, 2022, 2023, and 2024.
The recoverable amount of goodwill and indefinite life intangible assets associated with the Eleusis CGU is determined as the higher of its fair value less cost of disposal and its value in use. It was assessed that for the Eleusis CGU, the value in use was higher than the fair value less cost of disposal. The assumptions with the most relevant impact used in the calculation of the value in use are:
•
Cash flow projections, with information related to sales growth, costs, expenses, fixed investments and working capital investments are based on annual projections prepared for each CGU and approved by Management.

•
Discount rate: The discount rate represents the risk assessment in the current market. The calculation of the discount rate is based on specific circumstances of the Eleusis CGU tested and is derived from the weighted average capital costs of the Eleusis CGU tested.

As a result of these evaluations, the Company verified that the estimated value in use of the Eleusis CGU was less than its carrying value, indicating that the assets are impaired at this date. As a result, during the year ended December 31, 2022, the company recorded a material impairment totaling £13.9 million against the goodwill recorded on acquisition.
The company conducted the impairment test of the Eleusis CGU on December 31, 2022 and considered, among other factors, the value of the IPR&D asset acquired as a proxy to fair value less costs of disposal. The cash flows projected for the Eleusis CGU under the value in use method were discounted using a post-tax discount rate based on the weighted average cost of capital (“WACC”), of 14.3% as of December 31, 2022 (the nominal rate). The carrying value for the Eleusis CGU was valued at £61.0 million compared to the recoverable amount using the value in use method of £48.5 million as of December 31, 2022, indicating an impairment. As a result of this analysis, the Company recorded the impairment loss of £13.9 million against goodwill. The impairment loss has been included within the impairment of the goodwill financial statement line in the consolidated statement of comprehensive loss.
As of December 31, 2024 and 2023, the Group performed a similar impairment assessment for the Eleusis CGU and noted no impairment as the recoverable amount based on value in use was higher than the carrying amount, primarily due to revised estimates of the future expected cash flows from the IPR&D asset arising from research data conducted during these periods.
In each of these periods, management believes any reasonably possible changes in the key assumptions on which recoverable amounts are based would not cause the Eleusis CGU’s carrying amounts to exceed its recoverable amounts. Though management believes its judgments, assumptions and estimates are appropriate, actual results may differ from such estimates under different assumptions, macroeconomic and market conditions.

Total Eleusis CGU
(£’000s)
Net carrying amount at December 31, 2022	48,478
Net carrying amount at December 31, 2023	48,478
Net carrying amount at December 31, 2024	48,478

In determining value in use, estimated future cash flows are discounted to their present value.
The Company have prepared the value in use calculation based on an approved forecast of 23 years because the estimated useful life of the acquired intangibles is expected to be greater than 5 years and the CGU is not expected to reach commercialisation until 2031. As such cash flows must be extended beyond this date.
The patient growth rate used in the cash flow projections is 0.5%, and price increase used is 5.0%. This has been determined following external research commissioned.
The discount rate used to determine value in use is 18%.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
The value in use is affected by a number of factors including; the probability of technical success of each phase of the trial through to commercialisation, the time taken to commercialisation, as this affects the point at which revenues would begin.
The Company reviews the probability of technical success of each clinical trial phase annually, and uses this as an input to the impairment assessment.
The Company reviews the estimated date of commercialisation, and anticipated revenue annually and uses this as an input to the impairment assessment.
The significant estimates used in the impairment assessment are shown below:

	December 31, 2022	December 31, 2023	December 31, 2024
Probability of a successful Ph2a/b study	70%	70%	90%
Cumulative probability of a successful Ph3	35%	35%	36.2%
Cumulative probability of FDA approval	17.5%	17.5%	18.1%
Cumulative probability of commercialisation	14.9%	14.9%	15.4%
Discount rate	16.4%	16.0%	18.0%
Revenue Expectations(1)

(1)
There are a number of significant assumptions underpinning managements expectation of future revenue forecasts across each of the three years ended December 31, 2022, December 31, 2023 and December 31, 2024 including:

–	the anticipated target patient population, (specifically the size of the US population suffering with treatment resistant depression and moderate depressive disorder);
–	the annual price achievable on commercialisation based on expectations of pricing from competitors, discounts available and proposed treatment regime; and
–	the market share that can be achieved across the treatment lines.
In the years ended December 31, 2023 and 2024, management believe that there are no reasonably possibly changes to the above assumptions that would lead to a material change in the recoverable amount of the Eleusis CGU and hence no sensitivities have been disclosed.
In the year ended December 31, 2022, management believe there are a number of reasonably possible changes to the above assumptions which could lead to a material change in the recoverable amount of the Eleusis CGU as follows:.
•
A 0.3ppt decrease to the probability of commercialisation would result in an impairment to IPR&D of £1.3m in addition to the full impairment against goodwill already recorded in the year. A 0.3ppt increase to the probability of commercialisation would have resulted in a reduction in the impairment charge recorded against goodwill of £1.4m. Probabilities of other milestones disclosed above have not been modelled, as it is the probability of commercialisation with impacts the future cash inflows from the CGU, and as such has the most significant impact of the estimated recoverable amount.

•
A 0.2ppt increase in the discount rate would result in an impairment to IPR&D of £1.6m in addition to the full impairment against goodwill already recorded in the year. A decrease of 0.2ppt to the discount rate would have resulted in a reduction in the impairment charge recorded against goodwill of £1.7m.

•
A 2% decrease to revenue forecasted across the period of the impairment assessment would result in an impairment to IPR&D of £2.0m in addition to the full impairment against goodwill already recorded in the year. A 2% increase to revenue would have resulted in a reduction in the impairment charge recorded against of goodwill of £2.0m.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
9. Other receivables
The breakdown of current other receivables is as below:

	2024	2023
	(£’000s)
Escrow Account	8,314	—
Prepayments	1,752	2,647
Other receivables	21	1
Accrued interest	—	20
Total other receivables	10,087	2,668

Prepayments consist of amounts paid in advance for clinical trials that are expected to be utilised within 12 months.
The carrying value of trade and other receivables are a reasonable approximation of their fair value.
Money held in escrow is held in USD and relates to the investment by atai Life Sciences N.V which has significant influence over the group and is a related party. The activity of the money held in escrow is summarised below:

	($’000s)	(£’000s)
Balance at January 3, 2024
Initial deposit into escrow	15,000	11,823
Interim drawdown	(5,000)	(3,831)
Interest earnt through the year	405	324
Foreign exchange loss	—	(2)
Balance at December 31, 2024	10,405	8,314

The balance was paid to the Company on April 1, 2025 per the terms of the Escrow agreement.
Non current other receivables relate to a non-interest bearing long term loan to Andala Medical Texas, a medical clinic managed by the Group.
10. Tax receivables

	2024	2023
	(£’000s)
Research & Development tax credits	9,714	13,027
VAT receivable due from HMRC	868	821
Total tax receivables	10,582	13,848

11. Trade and other payables

	2024	2023
	(£’000s)
Trade payables	933	2,265
Other tax and social security	1	153
Accruals	2,423	2,718
Total trade and other payables	3,357	5,136

Trade payables are non-interest bearing and are normally settled in 30 to 60 days.
Included in the total accruals is £1.1 million (2023 – £1.4 million) related to CRO accruals for the Group.
The carrying amounts of trade and other payables classified as financial liabilities held at amortised cost are a reasonable approximation of their fair values.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
12. Capital and Reserves
Share capital

	Ordinary shares (£0.0001)	Series A shares (£0.0001)	Series B shares (£0.0001)	Series C shares (£0.0001)	Total shares (Number)	Total (£)
Issued shares:
January 1, 2022	20,000,000	27,040,366	20,334,787	—	67,375,153	7,528
Issuance of share capital	7,908,723	—	—	—	7,908,723	—
At December 31, 2022	27,908,723	27,040,366	20,334,787	—	75,283,876	7,528
Issuance of share capital	—	—	—	—	—	—
At December 31, 2023	27,908,723	27,040,366	20,334,787	—	75,283,876	7,528
Issuance of share capital	5,404,896	—	—	24,096,385	29,501,281	2,950
Secondary share sale	(6,650,529)	(2,969,485)	(1,533,232)	11,153,246	—	—
At December 31, 2024	26,663,090	24,070,881	18,801,555	35,249,631	104,785,157	10,478

Except as otherwise provided hereunder, Series C Shares, Series B Shares, Series A Shares and Ordinary Shares shall rank pari passu in all respects but shall constitute separate classes of shares.
Any available profits which the Company may determine to distribute in respect of any financial year will be distributed among the holders of the Equity Shares (pari passu as if the Equity Shares constituted one class of shares) pro rata to their respective holdings of Equity Shares.
On a distribution of assets on a liquidation or a return of capital (other than a conversion, redemption or purchase of Shares) the surplus assets of the Company remaining after payment of its liabilities (the “Surplus Assets”) shall be applied (to the extent that the Company is lawfully permitted to do so):
(a)
first in distributing to each of the Series C Shareholders, in priority to the Ordinary Shares, an amount per Series C Share held equal to the greater of (i) the amount paid up or credited as paid up (including premium) for such share together with a sum equal to any arrears (“Preference Amount”) and (ii) the amount that would be received if the Series C Shares were converted into Ordinary Shares immediately prior to such distribution (provided that if there are insufficient Surplus Assets to distribute the amounts per Series C Share equal to the Preference Amount for each Series C Share, the remaining Surplus Assets shall be distributed to the Series C Shareholders pro rata to their respective aggregate Preference Amount);

(b)
second, in paying a sum equal to US$X plus US$100 (where X is an amount equal to the aggregate issue price of all the A Ordinary Shares or all the B Ordinary Shares (as the case may be) in issue at the relevant time plus any arrears (if any) on the A Ordinary Shares or the B Ordinary Shares (as the case may be) due or declared but unpaid down to the date of the return of assets (“Due Dividend”)) to be distributed as to 0.0001% to the holders of the Ordinary Shares pro-rata according to the number of Ordinary Shares held by them and as to the balance to the holders of the A Ordinary Shares and the B Ordinary Shares such that each holder of A Ordinary Shares and each holder of B Ordinary Shares receives in respect of each A Ordinary Share held and each B Ordinary Share held the Issue Price of that A Ordinary Share and/or that B Ordinary Share plus the amount of any Due Dividend and providing that, where there are insufficient net proceeds to pay the amounts under this Article 6.1(b), the net proceeds shall be distributed amongst the holders of A Ordinary Shares, B Ordinary Shares and Ordinary Shares pro rata to the amount they would otherwise have received hereunder; and

(c)
thereafter the balance of the net proceeds, if any, shall be distributed as to 0.0001% to the holders of the A Ordinary Shares and 0.0001% to the holders of the B Ordinary Shares pro rata according to the number of A Ordinary Shares and/or B Ordinary Shares held by them and as to the balance to the holders of the Ordinary Shares on a pro-rata basis according to the number of such shares held by them as if they constituted one class of share immediately prior to the commencement of the winding up (in the case of a winding up) or the return of capital (in any other case).

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
On January 3, 2024 the Company issued 24,096,385 Series C shares for a total subscription amount of $40 million to atai, a new investor in the Company. As part of the investments, 24,096,385 warrants were issued with an exercise price of $2.158, as well as anti-dilutive warrants to be issued when the Milestone shares are achieved, with an exercise price of $1.66. The value attributed to the shares and warrants issued at the investment date are:

(£’000s)
Shares	20,336
Warrants	11,224
Total investment	31,560

As a condition of the investment by atai, there was a secondary share sale, with existing shareholders selling a total of 11,153,246 ordinary shares for a total of $10 million. These shares were converted to Series C shares following the sale. This secondary sale occurred on January 18, 2024.
On May 1, 2024, the first patient was dosed in the phase 2 Eleusis clinical trials, triggering Milestone 1 of the contingent consideration, which was part of the acquisition of the Eleusis subsidiaries. This resulted in a share issue of 5,404,896 to the legacy Eleusis shareholders. (note 8)
Share premium
This reserve represents the amount above the par value received for shares.
Merger reserve
This reserve is used where the Company has acquired an over 90% equity holding across all share classes in another business by the Company issuing shares, as is the case for the Eleusis acquisition.
The value in the merger reserve at December 31, 2024 is the fair value of the shares issued in relation to the acquisition of Eleusis as at the acquisition date as well as milestone shares issued, less the nominal value of the shares. The increase in the fair value of the shares between the date of acquisition and the date of issuance are recognised in retained earnings.
Accumulated deficit
This represents the Company’s cumulative losses since incorporation.
13. Share-based payments
The Company has a share option plan to advance the interests of the Company by providing employees, contractors and Directors of the Company a performance incentive for continued and improved service with the Company. The plan sets out the framework for determining eligibility as well as the terms of any share-based compensation granted. The plan was approved by the shareholders as part of the Arrangement. The standard vesting terms for employee grants are 33% on the first anniversary of the grant date and 33% thereafter each year for the succeeding 2 years.
The exercise price of the share options granted represents the per share value of ordinary shares on the date of grant, as determined by the Board of Directors, after considering the most recently available fundraising event as well as any additional factors that may have changed since the date of fundraising through the date of grant. The contractual term of the share options is six years with a vesting period of three years and there are no cash settlement alternatives for the employees. The share options are not dependent on any particular event. The share options surrender when the employee leaves the Company before the shares vest.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
The following is a summary of share option activity for the years ended December 31. 2024, 2023 and 2022:

	Number of Share Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Year)
Outstanding as of January 1, 2022	4,545,000	£0.98	4.77
Granted	5,384,145	£2.86	7.65
Exercised	—	—	—
Cancelled, forfeited, or expired	(96,667)	£1.86
Outstanding as of December 31, 2022	9,832,478	£2.00	5.89
Granted	412,543	£2.88	5.44
Exercised	—	—	—
Cancelled, forfeited, or expired	(856,238)	£2.88
Outstanding as of December 31, 2023	9,388,783	£1.97	4.66
Granted	1,405,000	£1.38	5.68
Exercised	—	—	—
Cancelled, forfeited, or expired	(486,152)	£2.81
Outstanding as of December 31, 2024	10,307,631	£1.03	3.86
Exercisable at December 31, 2023	6,589,980	£1.68	4.57
Exercisable at December 31, 2024	7,715,965	£0.93	3.53

The weighted average fair value of share options granted during the year was £0.72 (year ended December 31, 2023: £1.13, year ended December 31, 2022: £1.08).
The range of exercise prices for share options outstanding at the end of the year was £0.033 to £2.88 (year ended December 31, 2023 – £0.033 to £2.88, year ended December 31, 2022, - £0.033 to £2.88).
The Company calculates the fair value of share options granted by using the Black-Scholes option-pricing model with the following assumptions:
Expected Volatility – The volatility assumption, measured at the standard deviation of expected share price returns, is based on a statistical analysis of daily share prices of comparable publicly quoted companies over a term equivalent to the expected life of the share options.
Risk-Free Interest Rate – The risk-free interest rate is based on the implied nominal yield currently available on UK government bonds with an equivalent expected term at the grant date.
Dividend Yield – The Company has not declared or paid dividends to date and does not anticipate declaring dividends. As such, the dividend yield has been estimated to be zero.
The assumptions used in the Black-Scholes option pricing model were as follows:

	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022
Weighted average price of ordinary shares	£0.71	£2.88	£2.86
Weighted average expected term in years	2.1 years	1.0 years	1.0 years
Weighted average expected stock price volatility	97.6%	100%	96%
Weighted average risk-free interest rate	4.20%	4.32%	2.78%
Expected dividend yield	0%	0%	0%

Following the investment from atai and the reduction in the share price, on June 7, 2024 the board approved the repricing of underwater share options for current employees and consultants to £1.32. The fair value of the share options at the date of the modification was determined to be £0.27. The incremental fair value of £0.12 and £0.117, for share options with a previous exercise price of £2.88 and £2.81 respectively, will be recognised as an additional expense over the remainder of the vesting period. The expense for the original share option grant will continue to be recognised as if the terms had not been modified.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
The fair value of the modified share options was determined using the same models and principles as described above, with the following model inputs:

Expected term in years	2.0 years
Expected stock price volatility	97.9%
Risk-free interest rate	4.36%
Expected dividend yield	0%

14. Related party transactions
The shareholder atai holds 33.6% of the shares in the Company and is able to appoint 3 board members.
The Company received $25m in cash and $15m money in Escrow from atai on January 3, 2024 (refer to note 9).
On May 1, 2024 the Company issued 4,393,400 warrants to atai following the achievement of Milestone 1 (see note 12).
On June 2, 2025, the Company entered into a definitive agreement to be acquired by atai (see note 17). The Company is also in the process of agreeing with atai short term funding up until the date of the Closing. (see note 1).
On August 13, 2025, atai and the Company entered into a senior promissory note (the “Promissory Note”), pursuant to which atai will advance an aggregate principal amount of up to $10.0 million to the Company to be used for the achievement of certain development milestones of BPL-003. The Promissory Note bears interest at a rate equal to the lessor of 12% per annum and the highest rate permitted by applicable law.
During the year, there were payments of £0.03 million to the Beckley Foundation from the Company (year ended December 31, 2023 - £0.03 million and year ended December 31, 2022 – £0.05 million). Payments in the year were made in relation to a payment license. Only the Executive Directors and Non-executive Directors are recognised as being key management personnel. It is the Board which has responsibility for planning, directing and controlling the activities of the Company.
On June 2, 2025 the Company entered into a definitive agreement to be acquired by atai (see note 17).
In keeping with the Company’s corporate social responsibility and intention to support cutting-edge research in the field of psychedelic medicine, the Company committed to future contributions to a UK-based think-tank and UN-accredited non-governmental organisation. The Company agreed to pay a royalty of 1% of net revenues to the Beckley Foundation, an associated charity, on a yearly basis. No royalty payments to the Foundation are expected until the Company is revenue-generating.
Key management personnel compensation
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including the Directors of the Company.

	2024	2023	2022
	(£’000s)
Directors’ fees	1,115	1,472	1,345
Short-term employee benefits	242	360	96
Post-employment benefits	23	70	49
Termination benefits	—	60	296
Total key management personnel compensation	1,380	1,962	1,786

During the year, 425,000 share options were granted to key management personnel (year ended December 31, 2023 – 100,000 and year ended December 31, 2022 – 1,000,000) resulting in a charge of £0.05 million (year ended December 31, 2023 – £0.07 million and year ended December 31, 2022 – 0.14 million).

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
15. Financial Instruments

	2024	2023
	(£’000s)
Financial assets at amortised cost
Cash and cash equivalents	5,082	5,494
Escrow account	8,314	—
Non-current other receivables	1,910	1,348
Financial liabilities measured at amortised cost
Trade and other payables	(3,357)	(5,136)
Financial liabilities at fair value through profit or loss
Contingent consideration	5,084	5,436
Warrants	7,083	—

The Company classified the following financial liabilities at fair value through profit or loss (FVPL):
•	Contingent consideration in relation to the purchase of Eleusis.
•	Warrants in relation to the investment by atai.
During the year, the following (gains)/losses were recognised in Consolidated statement of comprehensive loss:

	2024	2023	2022
	(£’000s)
Fair value losses/(gains) on contingent consideration	3,494	(17,779)	649
Fair value (gains) on revaluation of warrants	(4,141)	—	—

Fair value measurements
The Company is required to classify all assets and liabilities, measured at fair value, using a three-level hierarchy, based on the lowest level of input that is significant to the entire fair value measurement being:
Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;
Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly;
Level 3: Unobservable inputs for the asset or liability.
Considerable judgement is required to determine what is significant to fair value and therefore which category the asset or liability is placed in can be subjective.
The fair value of assets and liabilities classified as level 3 is determined by the use of valuation models. These include the use of observable inputs that require significant adjustments based on unobservable inputs.
The Company measures the contingent consideration associated with the purchase of Eleusis Holdings Limited and the warrants in relation to the investment by atai at fair value, which is at level 3 on the fair value hierarchy. No other financial statement accounts are measured at fair value as their carrying amounts approximate fair value. The following table provides the fair values measurement hierarchy of the Company’s liabilities.

	Level 3	Total
	(£’000s)
At December 31, 2024
Contingent consideration	5,084	5,084
Warrants	7,083	7,083
At December 31, 2023
Contingent consideration	5,436	5,436

There were no transfers between level 1, level 2 and level 3 liabilities during 2024 or 2023.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
Changes in level 3 items for the years ended December 31, 2024 and December 31, 2023.

	Contingent consideration	Warrants	Total
	(£’000s)
Opening balance January 1, 2023	23,215	—	23,215
Gains recognised in profit or loss	(17,779)	—	(17,779)
Closing balance December 31, 2023	5,436	—	5,436
Initial recognition of Warrants	—	11,224	11,224
Losses/(Gains) recognised in profit or loss	3,494	(4,141)	(647)
Issue of Milestone 1 shares	(3,846)	—	(3,846)
Closing balance December 31, 2024	5,084	7,083	12,167

Contingent consideration losses recognised in profit or loss in the year ended December 31, 2024 consist of the realised loss on revaluation of Milestone 1 (£1.40 million) and the unrealised loss on revaluation of likelihood of success of Milestone 2 (£2.09 million).
Gains recognised in profit or loss in the year ended December 31, 2023 consist of realised loss on revaluation of Additional Phase 2 milestone (£1.07 million) which was not achieved by June 2023, the unrealised gain on the revaluation of the other milestones, which have not been achieved on December 31, 2023 (£0.22 million), and the unrealised gain on the revaluation of the Fair Value of the share price (£16.49 million).
The Additional Phase 1 milestone was the only milestone achieved at December 31, 2023. Milestone 1 was achieved in 2024, no other milestones have been achieved at December 31, 2024.
On January 3, 2024, in conjunction with the subscription agreement with atai described in note 14, the Company issued warrants to atai expiring on the later of the first anniversary of the date of completion of Beckley’s phase 2b study in respect of BPL-003 or January 3, 2027. These warrants are for the issuance of 24,096,385 Series C Shares, or such number of Series C Shares as immediately after their issuance would, together with all shares held by atai in the issued share capital of Beckley, represent less than 50% of the Company. The exercise price is USD$2.158 per share (the “Warrant Agreement”).
During the exercise period, the Warrant Agreement contains provisions to adjust the number of Series C Shares upon the achievement of certain milestones linked to the contingent consideration (the “Eleusis Warrant Shares”). The issuance of Eleusis Warrant Shares will mitigate potential dilution resulting from the issuance of additional equity shares (to the previous owners of Eleusis) in accordance with the contingent consideration related to the purchase of Eleusis. The exercise price for the Eleusis Warrant Shares is USD$1.66 per share. As of December 31, 2024, no warrants have been exercised.
The warrants are classified as derivative instruments and have been recognised as a liability, with changes in fair value recognised in profit and loss. They are classified as liabilities as they denominated in USD, which is different from the functional currency of the Company. This represents a variable amount of cash for a fixed number of shares and thus fails IAS 32’s Financial Instrument: Presentation (“IAS 32”) ‘fixed-for-fixed’ criteria. They are a derivative instrument as the value changes in response to the change in value in the underlying Series C shares, the initial net investment is less than the investment that would be required to obtain the underlying financial instrument to which the option is linked; and the Warrants will be settled at a future date.
The value of the warrants has been determined using an Option Pricing Model Framework. The key inputs used in the measurement of the fair values at reporting dates are as follows:

	At issue date January 3, 2024	December 31, 2024
Equity value ($)	110,482,009	90,595,247
Risk free rate	4.07%	4.25%
Dividend yield	0.00%	0.00%
Time to maturity	2.5	1.5
Volatility	152.5%	152.5%

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

	At issue date January 3, 2024	December 31, 2024
FV warrants ($2.518)	0.46	0.26
FV warrants ($1.66)	0.51	0.31
Probability of achieving milestones before warrant expiry
Milestone 1	63.6%	100%
Milestone 2	36.2%	90.0%
Milestone 3	36.2%	0.00%

Warrants gains recognised in profit or loss in the year ended December 31, 2024 consist of the unrealised gain of the revaluation of fair value and likelihood of issue (£4.14 million).
Contingent consideration
Upon the achievement of certain milestones, the former Eleusis shareholders will receive further shares in Beckley. The contingent consideration is therefore calculated as the number of shares expected to be issued multiplied by the current share price of Beckley. If these milestones are achieved before the date of warrant expiry, Eleusis Warrant Shares will also be issued to atai. The warrant value is therefore calculated as the number of warrants expected to be issued multiplied by the likelihood of achieving the milestone prior to the warrant expiry.
Following the investment of atai on January 3, 2024, the consideration share price has been revalued to £0.71 from £2.87 in line with the purchase price of the secondary sale of Ordinary Shares to atai.
Estimates for the probability weighted number of shares and the share price are revised at each reporting date based on the latest available information.
The Company reviews the likelihood of success of achieving each milestone annually and remeasures the contingent consideration and warrants using probability adjusted shares.
The Company reviews the change in fair value of the share price and remeasures the contingent consideration and warrants accordingly.
The significant unobservable inputs used in the fair value measurements categorised within Level 3 of the fair value hierarchy, together with a quantitative sensitivity analysis as of December 31, 2024 are shown below:

Financial Instrument	Valuation technique	Significant unobservable inputs	Range/Point estimate (weighted average)
Contingent Consideration	Expected probability	Probability of achieving Milestone 2	12/31/24: 90% (12/31/23: 36.2%)

	Expected probability	Probability of achieving Milestone 3	12/31/24: 36.2% Expected to be achieved in 2025 (12/31/23: 36.2%)

		Fair value of share price	12/31/24: £0.71 Expected to be achieved in 2027 (31/12/23: £0.71)

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

Financial Instrument	Valuation technique	Significant unobservable inputs	Range/Point estimate (weighted average)
Warrants	Fair Value	FV of warrants	12/31/24: £0.23 (weighted average) (12/21/24: N/A)

	Expected probability	Probability of achieving Milestone 2	12/31/24: 90% (12/21/24: N/A)

	Expected probability	Probability of achieving Milestone 3	12/31/24: 0% – expected to be achieved after warrant expiry date (12/21/24: N/A)

Management believes that there are no reasonably possible changes to the above assumptions that would lead to a material change in the fair value of the contingent consideration as at December 31, 2022, December 31, 2023 or December 31, 2024 or the fair value of the warrants as at December 31, 2024 and hence no sensitivities have been disclosed. However, the fair value of the contingent consideration and warrants is dependent on the share price at the date of issue, and therefore the valuation on settlement could vary materially from the liability recorded at the balance sheet date.
Financial risk management
Financial assets at amortised cost – term deposits
No deposits were held at December 31, 2024. The cash and cash equivalents balance as at December 31, 2023 includes a treasury deposit with Barclays Bank for a fixed term of one month, to be returned January 22, 2024. The 1-month treasury deposit is for an amount of $5.70 million (£4.48 million at December 31, 2023) with an interest rate of 5.23%.
The escrow balance as at December 31, 2024 is $10.41 million (£8.31 million at December 31. 2024).
The Company has exposure to financial risk, credit risk, liquidity risk and foreign currency risk. Interest rate risk is not significant to the Company as it does not hold debt.
Financial risk
Financial risk is the risk that the Company will not be able to meet its obligations to pay back its debts. The Company’s principal financial instruments comprise cash and cash equivalents and short-term liabilities such as trade payables. The Company regularly reviews its working capital requirements in respect of the demands of research and development activities. The Directors believe there to be no foreseeable material financial risk in the Company as it has cash reserves to cover short-term liabilities.
Credit Risk
Exposure to credit risk arises as a result of transactions in the Company’s ordinary course of business and is applicable to all commitments with third parties. The Company has policies and procedures to monitor their exposure and to minimise any risks of losses. Due to the Company’s pre-revenue stage, there are no third-party debtors at the balance sheet date; therefore, the maximum exposure to credit risk at the end of the reporting year is the carrying amount of each class of financial asset. Specifically, term deposits (discussed above) and Other receivables (discussed in note 9). As such, credit risk is immaterial.
Liquidity Risk
The Company aims to maintain sufficient liquidity optimising the working capital structure to maximise the efficiency of returns on their research and development activities whilst safeguarding the business as a going concern. Although there is a liquidity risk, management assumes that Promissory Note funding of $10 million will be available from atai to manage the liquidity risk (see note 1).

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
The only cash settled liabilities are Trade & other payables of £3.4 million (as at December 31, 2023: £5.2 million) and are all due within one year (as at December 31, 2023: all due within one year).
Foreign Currency Risk
Foreign currency risk primarily relates to changes in the exchange rates arising from cash and money held in escrow denominated in the US dollar. Assuming other factors remained constant, and that no further foreign exchange risk management action were taken, a 10% appreciation or depreciation against the Pound Sterling at December 31, 2024 would have the effects seen below. No components of equity are subject to foreign currency risk.

	Impact on pre-tax loss
	2024	2023
	(£’000s)
US/GBP exchange rate – increase 10%	1,413	585
US/GBP exchange rate – decrease 10%	1,156	478

The above impact is for cash, escrow and term deposits. Cash consists of $5.5 million (£4.4 million) at December 31, 2023 ($0.9 million - £0.8 million at December 31, 2023). Nil deposits held at December 31, 2024 ($5.7 million - £4.5 million at December 31, 2023). Deposits mature in less than 1 month and so are considered a cash equivalent. Escrow consists of $10.4 million (£8.3 million) at December 31, 2024 ($nil at December 31, 2023).
The Company trades principally in GBP and USD and other foreign currency transactions are a very small percentage of their total costs. The Directors do not consider that the changes to currency valuations after the report date have significantly altered the fair value of the assets and liabilities on the statement of financial position at the year-end date.
Management of capital
The Company defines its capital as share capital and accumulated deficit. The Company’s objectives in managing capital are to ensure that sufficient funds are available to carry out its research and development activities. To date, these programs have been funded through the sale of equity securities. (See note 12)
16. Capital Commitments
The Company had no contractual commitments to purchase tangible fixed assets at the year end (2023 – £nil).
17. Post balance sheet events
The final patient was dosed in the BPL-003-201 Phase2b study on February 28, 2025 with the Database lock achieved on May 28, 2025.
On April 1, 2025 the final escrow balance of £8.1 million was received by the Company.
The 2023 R&D tax credits of £4.1 million were received by the Company on May 19, 2025.
On June 2, 2025, atai entered into a Share Purchase Agreement with the Company and certain selling shareholders of the Company, pursuant to which atai agreed to acquire from the shareholders of the Company the entire issued share capital of Beckley Psytech not already owned by atai. The closing of the acquisition is expected to be completed in the second half of 2025. Upon completion of the acquisition, Beckley Psytech and its subsidiaries will be a wholly owned subsidiary of atai.
Prior to the acquisition, the Group intends to spin off Eleusis and its subsidiaries by way of a dividend in specie of all of the issued shares in Eleusis such that the Group’s existing shareholders shall each receive a pro-rata equity holding in Eleusis.
The Share Purchase Agreement contains provisions relating to the treatment of the Company’s optionholders. Any Company optionholders that are fully vested and deemed to be “in the money” at closing of the acquisition shall, at atai’s sole discretion, either be given (i) replacement Awards, or (ii) consideration shares. Subsequent to the Closing, any Company options that are unvested and/or underwater at the closing shall be replaced with an award of equivalent value of atai’s stock pursuant to atai’s incentive plan which shall not reduce or otherwise change the aggregate number of consideration shares issued to the Company’s shareholders.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
The implications of the acquisition will be evaluated and disclosed in subsequent periods of Beckley Psytech Limited’s financial statements. The Company cannot make an estimate of the financial impact of the transaction at this time.
On July 1, 2025, the Company announced the topline results of the BPL-003-201 Phase 2b study. The results showed that the study met its primary and all key secondary endpoints, and BPL-003 demonstrated rapid, robust and durable antidepressant effects with a single dose.
On August 13, 2025, atai and the Company entered into a senior promissory note (the “Promissory Note”), pursuant to which Atai will advance an aggregate principal amount of up to $10.0 million to the Company to be used for the achievement of certain development milestones of BPL-003. The Promissory Note bears interest at a rate equal to the lessor of 12% per annum and the highest rate permitted by applicable law. (See note 1)

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20.	Indemnification of Directors and Officers
Under Dutch law, our directors may be held liable for damages in the event of improper or negligent performance of their duties. They may be held liable for damages to our company and to third parties for infringement of our articles of association or of certain provisions of Dutch law. In certain circumstances, they may also incur other specific civil and criminal liabilities. Subject to certain exceptions, our articles of association provide for indemnification of our current and former directors and other current and former officers and employees as designated by our Board. No indemnification under our articles of association shall be given to an indemnified person:
•
if a competent court or arbitral tribunal has established, without having (or no longer having) the possibility for appeal, that the acts or omissions of such indemnified person that led to the financial losses, damages, expenses, suit, claim, action or legal proceedings as described above are of an unlawful nature (including acts or omissions which are considered to constitute malice, gross negligence, intentional recklessness and/or serious culpability attributable to such indemnified person);

•
to the extent that his or her financial losses, damages and expenses are covered under insurance and the relevant insurer has settled, or has provided reimbursement for, these financial losses, damages and expenses (or has irrevocably undertaken to do so);

•
in relation to proceedings brought by such indemnified person against our company, except for proceedings brought to enforce indemnification to which he or she is entitled pursuant to our articles of association, pursuant to an agreement between such indemnified person and our company which has been approved by our Board or pursuant to insurance taken out by our company for the benefit of such indemnified person; and

•	for any financial losses, damages or expenses incurred in connection with a settlement of any proceedings effected without our prior consent.
Under our articles of association, our Board may stipulate additional terms, conditions and restrictions in relation to the indemnification described above.
atai Delaware will be subject to the laws of Delaware on corporate matters, including its indemnification provisions. Section 102 of the DGCL permits a corporation to eliminate the personal liability of directors and certain officers of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as directors and officers, except where (i) a director or officer breached his duty of loyalty to the corporation or its stockholders, (ii) a director or officer failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, (iii) a director authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law, (iv) a director or officer obtained an improper personal benefit and (v) an officer is liable in any action by or in the right of the corporation. The Proposed Charter will eliminate the personal liability of atai Delaware directors and officers to the fullest extent permitted by the DGCL.
Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation, a “derivative action”) by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. A similar standard is applicable to indemnification in derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) and no indemnification is permitted to be made with respect to any claim, issue or matter as to which such person has been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court will deem proper. The DGCL also permits the advancement of expenses incurred by a director

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
or officer in defense of an action, suit or proceeding, and, under certain circumstances, mandates the indemnification of such expenses. Furthermore, the DGCL provides that indemnification pursuant to these provisions is not exclusive of other rights of indemnification to which a person may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. The atai Delaware Proposed Organizational Documents will provide for the indemnification of directors and certain officers to the fullest extent permitted under the DGCL, provided, however, that if an officer or director is a party to an indemnification agreement with atai Delaware, then the terms of the indemnification agreement shall apply instead of the provisions in the atai Delaware Proposed Organizational Documents. Each director and officer of atai Delaware will enter into an indemnification agreement with atai Delaware. Officers and directors of atai Delaware will be insured, subject to certain exclusions and deductible and maximum amounts, against loss from claims arising in connection with their acting in their respective capacities, including claims under the Securities Act.
Insofar as indemnification for liabilities arising under the U.S. Securities Act may be permitted to atai Delaware directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, atai Delaware has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the U.S. Securities Act and is, therefore, unenforceable.
Item 21.	Exhibits and Financial Statement Schedules
The exhibits listed below in the “Exhibit Index” are part of this registration statement and are numbered in accordance with Item 601 of Regulation S-K.
Item 22.	Undertakings
The undersigned registrant hereby undertakes:
(a)(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i) to include any prospectus required by section 10(a)(3) of the Securities Act;
(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Filing Fee Tables” or “Calculation of Registration Fee” table, as applicable, in the effective registration statement; and
(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
(a)(2) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;
(a)(3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;
(a)(5) that, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement shall, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use;

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
(a)(6) that for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
(i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
(ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
(iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
(b) for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(g)(1) that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus shall contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form; and
(g)(2) that every prospectus (i) that is filed pursuant to paragraph (h)(1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and shall not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(h) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and shall be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.
The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
EXHIBIT INDEX

Exhibit Number	Description
2.1*§+
Share Purchase Agreement, dated June 2, 2025, by and among atai and certain selling shareholders of Beckley Psytech (included as Annex A to the proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference).

3.1*	Articles of Association of atai (translated into English), currently in effect.
3.2*	Deed of Amendment I of atai (included as Annex G-1 to the proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference).
3.3*	Deed of Amendment I (English Translation) of atai (included as Annex G-2 to the proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference).
3.4*	Deed of Amendment II of atai (included as Annex H-1 to the proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference).
3.5*	Deed of Amendment II (English Translation) of atai (included as Annex H-2 to the proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference).
3.6*	Deed of Amendment III of atai (included as Annex I-1 to the proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference).
3.7*	Deed of Amendment III (English Translation) of atai (included as Annex I-2 to the proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference).
3.8*	Form of Luxembourg Articles of Association of atai LuxCo (included as Annex J-1 to the proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference).
3.9*
Form of Luxembourg Articles of Association of atai LuxCo (English Translation) (included as Annex J-2 to the proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference).

3.10*	Form of atai Delaware Certificate of Incorporation (included as Annex J-1 to the proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference).
3.11*	Form of atai Delaware Bylaws (included as Annex J-2 to the proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference).
5.1*	Opinion of Latham & Watkins LLP.
10.1
Separation Agreement, dated May 14, 2024, by and between the Registrant and Florian Brand (incorporated by reference to Exhibit 10.1 to atai’s Current Report on Form 8-K (File No. 001-40493) filed on May 15, 2024).

10.2
Second Amended and Restated Employment Agreement, dated January 8, 2025, between atai Life Sciences US, Inc. and Srinivas Rao (incorporated by reference to Exhibit 10.1 to atai’s Current Report on Form 8-K (File No. 001-40493) filed on January 10, 2025).

10.3
Secondment Letter, dated October 17, 2024, by and between atai Life Sciences US Inc. and Srinivas Rao (incorporated by reference to Exhibit 10.3 to atai’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (File No. 001-40493), filed with the SEC on March 17, 2025).

10.4
Amended and Restated Employment Agreement, dated May 10, 2023, by and between atai Life Sciences US Inc. and Anne Johnson (incorporated by reference to Exhibit 10.4 to atai’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (File No. 001-40493), filed with the SEC on March 17, 2025).

10.5
Employment Agreement, dated November 11, 2024, by and between Gerd Kochendoerfer and ATAI Life Sciences AG (incorporated by reference to Exhibit 10.2 to atai’s Current Report on Form 8-K (File No. 001-40493) filed on January 10, 2025).

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

Exhibit Number	Description
10.6
Form of Indemnification Agreement between atai and members of the Supervisory Board or Management (incorporated by reference to Exhibit 10.4 to Amendment No. 4 to atai’s Registration Statement on Form S-1 (File No. 333-255383), filed with the SEC on June 11, 2021).

10.7
Atai Life Sciences N.V. 2021 Incentive Award Plan (incorporated by reference to Exhibit 10.5 to Amendment No. 4 to atai’s Registration Statement on Form S-1 (File No. 333-255383), filed with the SEC on June 11, 2021).

10.8
Form of Option Award Agreement under 2021 Incentive Award Plan (incorporated by reference to Exhibit 10.17 to Amendment No. 4 to atai’s Registration Statement on Form S-1 (File No. 333-255383), filed with the SEC on June 11, 2021).

10.9
Form of Restricted Stock Award Agreement under 2021 Incentive Award Plan (incorporated by reference to Exhibit 10.18 to Amendment No. 4 to atai’s Registration Statement on Form S-1 (File No. 333-255383), filed with the SEC on June 11, 2021).

10.10
Form of Restricted Stock Unit Agreement under 2021 Incentive Award Plan (incorporated by reference to Exhibit 10.19 to Amendment No. 4 to atai’s Registration Statement on Form S-1 (File No. 333-255383), filed with the SEC on June 11, 2021).

10.11
2020 Employee, Director, and Consultant Equity Incentive Plan (incorporated by reference to Exhibit 10.20 to Amendment No. 4 to atai’s Registration Statement on Form S-1 (File No. 333-255383), filed with the SEC on June 11, 2021).

10.12
Form of Stock Option Agreement under 2020 Employee, Director and Consultant Equity Incentive Plan (incorporated by reference to Exhibit 10.21 to Amendment No. 4 to atai’s Registration Statement on Form S-1 (File No. 333-255383), filed with the SEC on June 11, 2021).

10.13*	Compensation Policy for the Board of Directors of atai.
10.14§
License Agreement, dated as of August 14, 2017, between National University Corporation Chiba University and Perception Neurosciences, Inc., as amended by Amendment No. 1, dated as of August 7, 2018, the Second Amendment, dated as of March 17, 2020, and Amendment No. 3, dated as of March 5, 2021 (incorporated by reference to Exhibit 10.8 to atai’s Registration Statement on Form S-1 (File No. 333-255383), filed with the SEC on April 20, 2021).

10.15§
Stock Purchase Agreement, dated as of June 8, 2020, between The Trustees of Columbia University in the City of New York and Kures, Inc. (incorporated by reference to Exhibit 10.9 to atai’s Registration Statement on Form S-1 (File No. 333-255383), filed with the SEC on April 20, 2021).

10.16§
Preferred Stock Purchase Agreement, dated as of August 29, 2019, between GABA Therapeutics, Inc. and ATAI Life Sciences AG, as amended by the Omnibus Amendment, dated as of October 30, 2020 (incorporated by reference to Exhibit 10.11 to atai’s Registration Statement on Form S-1 (File No. 333-255383), filed with the SEC on April 20, 2021).

10.17§
Series A Preferred Stock Purchase Agreement, dated as of December 27, 2019, among DemeRx IB, Inc., ATAI Life Sciences AG and DemeRx, Inc. (incorporated by reference to Exhibit 10.13 to atai’s Registration Statement on Form S-1 (File No. 333-255383), filed with the SEC on April 20, 2021).

10.18§
Series A Preferred Stock Purchase Agreement, dated as of November 6, 2020, between FSV7, Inc. and ATAI Life Sciences AG (incorporated by reference to Exhibit 10.13 to Amendment No. 1 to atai’s Registration Statement on Form S-1 (File No. 333-255383), filed with the SEC on May 27, 2021).

10.19§
Amended and Restated License Agreement, dated as of February 21, 2020, between Allergan Sales, LLC and FSV7, LLC (incorporated by reference to Exhibit 10.14 to atai’s Registration Statement on Form S-1 (File No. 333-255383), filed with the SEC on April 20, 2021).

10.20§
License and Collaboration Agreement, dated as of March 11, 2021, between Perception Neuroscience, Inc. and Otsuka Pharmaceutical Co., Ltd. (incorporated by reference to Exhibit 10.16 to Amendment No. 1 to atai’s Registration Statement on Form S-1 (File No. 333-255383), filed with the SEC on May 27, 2021).

10.21	Partnership Agreement of ATAI Life Sciences HSOP GbR, dated August 21, 2020 (incorporated by reference to Exhibit 10.22 to Amendment No. 4 to atai’s Registration Statement on Form S-1 (File

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

Exhibit Number	Description
No. 333-255383), filed with the SEC on June 11, 2021).
10.22
Amendment to Preferred Stock Purchase Agreement, dated as of May 15, 2021, by and among ATAI Life Sciences AG, GABA Therapeutics, LLC and GABA Therapeutics, Inc. (incorporated by reference to Exhibit 10.26 to Amendment No. 2 to atai’s Registration Statement on Form S-1 (File No. 333-255383), filed with the SEC on June 4, 2021).

10.23§
Loan and Security Agreement between the Registrant, ATAI Life Sciences AG, certain of the Registrant’s subsidiaries from time to time party thereto as a guarantor, Hercules Capital, Inc., and the several banks and other financial institutions or entities from time to time party thereto, and Hercules Capital, Inc. as administrative agent and collateral agent for itself and the lenders, dated August 9, 2022 (incorporated by reference to Exhibit 10.1 to atai’s Current Report on Form 8-K (File No. 001-40493), filed with the SEC on August 15, 2022).

10.24
First Amendment to Loan and Security Agreement between the Registrant, ATAI Life Sciences AG, certain of the Registrant’s subsidiaries from time to time party thereto as a guarantor, Hercules Capital, Inc., and the several banks and other financial institutions or entities from time to time party thereto, and Hercules Capital, Inc. as administrative agent and collateral agent for itself and the lenders, dated March 13, 2023 (incorporated by reference to Exhibit 10.27 to atai’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (File No. 001-40493), filed with the SEC on March 24, 2023).

10.25§
Second Amendment to the Loan and Security Agreement between the Registrant, ATAI Life Sciences AG, certain of the Registrant’s subsidiaries from time to time party thereto as a guarantor, Hercules Capital, Inc., and the several banks and other financial institutions or entities from time to time party thereto, and Hercules Capital, Inc. as administrative agent and collateral agent for itself and the lenders, dated May 26, 2023 (incorporated by reference to Exhibit 10.1 to atai’s Current Report on Form 8-K (File No. 001-40493) filed May 31, 2023).

10.26§
Third Amendment to the Loan and Security Agreement between the Registrant, ATAI Life Sciences AG, certain of the Registrant’s subsidiaries from time to time party thereto as a guarantor, Hercules Capital, Inc., and the several banks and other financial institutions or entities from time to time party thereto, and Hercules Capital, Inc. as administrative agent and collateral agent for itself and the lenders, dated August 14, 2024 (incorporated by reference to Exhibit 10.1 to atai’s Current Report on Form 8-K (File No. 001-40493) filed August 14, 2024).

10.27§
Consent and Fourth Amendment to the Loan and Security Agreement between the Registrant, ATAI Life Sciences AG, certain of the Registrant’s subsidiaries from time to time party thereto as a guarantor, Hercules Capital, Inc., and the several banks and other financial institutions or entities from time to time party thereto, and Hercules Capital, Inc. as administrative agent and collateral agent for itself and the lenders, dated January 6, 2025 (incorporated by reference to Exhibit 10.28 to atai’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (File No. 001-40493), filed with the SEC on March 17, 2025).

10.28§
Amendment to Series A Preferred Stock Purchase Agreement, dated as of May 25, 2021, by and among ATAI Life Sciences AG and FSV7, Inc. (incorporated by reference to Exhibit 10.28 to atai’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (File No. 001-40493), filed with the SEC on March 4, 2023).

10.29§
Second Amendment to Series A Preferred Stock Purchase Agreement, dated as of September 17, 2021, by and among ATAI Life Sciences AG and Recognify Life Sciences Inc., f/k/a FSV7, Inc. (incorporated by reference to Exhibit 10.29 to atai’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (File No. 001-40493), filed with the SEC on March 4, 2023).

10.30§
Omnibus Amendment to Series A Preferred Stock Purchase Agreement, dated as of October 5, 2022, by and among ATAI Life Sciences AG and Recognify Life Sciences, Inc., f/k/a FSV7, Inc. (incorporated by reference to Exhibit 10.30 to atai’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (File No. 001-40493), filed with the SEC on March 4, 2023).

10.31
Separation Agreement between Mr. Stephen Bardin and atai Life Sciences N.V., dated February 6, 2024 (incorporated by reference to Exhibit 10.1 to atai’s Current Report on Form 8-K (File No. 001-40493) filed February 6, 2024).

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

Exhibit Number	Description
10.32§
Termination and New Consultancy Agreement, by and among the Company, ATAI AG and Christian Angermayer, dated January 7, 2024 (incorporated by reference to Exhibit 10.1 to atai’s Current Report on Form 8-K (File No. 001-40493) filed January 9, 2024).

10.33
Fourth Amendment to Series A Preferred Stock Purchase Agreement by and among atai Life Sciences AG, Recognify Life Sciences, Inc., f/k/a FSV7, Inc., and the shareholders (as listed on Exhibit A) (incorporated by reference to Exhibit 10.2 to atai’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 (File No. 001-40493), filed with the SEC on November 14, 2023).

10.34§
Amended and Restated Subscription and Shareholders’ Agreement Relating to Beckley Psytech Limited, dated January 3, 2024, by and among the Company, Beckley Psytech Limited, and certain other persons set forth therein (incorporated by reference to Exhibit 10.1 to atai’s Current Report on Form 8-K (File No. 001-40493) filed January 4, 2024).

10.35§
Share Purchase Deed, dated January 18, 2024, by and among the Company, Beckley Psytech Limited, and certain other persons set forth therein (incorporated by reference to Exhibit 10.1 to atai’s Current Report on Form 8-K (File No. 001-40493) filed January 23, 2024).

10.36§
Fourth Amendment to Series A Preferred Stock Purchase Agreement by and among atai Life Sciences AG, Recognify Life Sciences, Inc., f/k/a FSV7, Inc., and the shareholders (as listed on Exhibit A) (incorporated by reference to Exhibit 10.2 to atai’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 (File No. 001-40493), filed with the SEC on May 15, 2024).

10.37§
Separation Agreement and Release between Sahil Kirpekar and atai Life Sciences US, Inc., dated April 24, 2025 (incorporated by reference to Exhibit 10.1 to atai’s Current Report on Form 8-K (File No. 001-40493) filed April 30, 2025).

10.38
Consulting Agreement between Sahil Kirpekar and atai Life Sciences AG, dated April 3, 2025 (incorporated by reference to Exhibit 10.2 to atai’s Current Report on Form 8-K (File No. 001-40493) filed April 30, 2025).

10.39*+
Registration Rights Agreement, dated June 2, 2025, by and between atai, Apeiron and the other parties thereto or who may subsequently become party thereto (included as Annex C to the proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference).

10.40*+	Form of Voting Agreement (included as Annex D-1 to the proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference).
10.41*§+
Voting Agreement, dated June 2, 2025, by and between atai and Apeiron (included as Annex D-2 to the proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference).

10.42*
Lock-Up Agreement, dated June 2, 2025, by and between atai and Apeiron (included as Annex E to the proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference).

10.43*§
Shareholders Rights Agreement, dated June 2, 2025, by and between atai and Apeiron (included as Annex F to the proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference).

10.44*	Form of atai Delaware Indemnification Agreement to be entered into upon completion of the Redomiciliation.
10.45§+
Subscription Agreement, dated as of June 2, 2025, entered into between the Company and Ferring Ventures S.A. (incorporated by reference to Exhibit 10.5 to atai’s Current Report on Form 8-K (File No. 001-40493) filed June 2, 2025).

10.46§+
Subscription Agreement, dated as of June 2, 2025, entered into between the Company and Adage Capital Partners LP (incorporated by reference to Exhibit 10.6 to atai’s Current Report on Form 8-K (File No. 001-40493) filed June 2, 2025).

10.47§	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 10.7 to atai’s Current Report on Form 8-K (File No. 001-40493) filed June 2, 2025).
10.48§+	Form of Subscription Agreement (incorporated by reference to Exhibit 10.1 to atai’s Current Report on Form 8-K (File No. 001-40493) filed July 1, 2025).

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

Exhibit Number	Description
10.49§+
Subscription Agreement, dated as of July 1, 2025, entered into between the Company and Apeiron Investment Group Ltd. (incorporated by reference to Exhibit 10.2 to atai’s Current Report on Form 8-K (File No. 001-40493) filed July 1, 2025).

10.50§+
Subscription Agreement, dated as of July 1, 2025, entered into between the Company and Ferring Ventures S.A. (incorporated by reference to Exhibit 10.3 to atai’s Current Report on Form 8-K (File No. 001-40493) filed July 1, 2025).

10.51§	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 10.4 to atai’s Current Report on Form 8-K (File No. 001-40493) filed July 1, 2025).
10.52
Registration Rights Agreement, dated as of July 1, 2025, among the Company and the July PIPE Investors (incorporated by reference to Exhibit 10.5 to atai’s Current Report on Form 8-K (File No. 001-40493) filed July 1, 2025).

10.53*	Senior Promissory Note, dated as of August 13, 2025, by and between the Company and Beckley Psytech Ltd.
23.1*	Consent of Latham & Watkins LLP (included in Exhibit 5.1).
23.2*	Consent of Deloitte & Touche LLP.
23.3*	Consent of PricewaterhouseCoopers LLP.
24.1*	Power of Attorney (included in signature page).
99.1*	Consent of Guggenheim Securities, LLC.
99.2*	Consent of Director Nominee (Cosmo Feilding-Mellen).
99.3*	Consent of Director Nominee (Robert Hershberg).
99.4*	Form of Proxy Card of atai.
107*	Filing Fee Table

*	To be filed by amendment.
+
Certain of the schedules and attachments to this exhibit have been omitted pursuant to Regulation S-K, Item 601(a)(5). The registrant hereby undertakes to provide further information regarding such omitted materials to the SEC upon request; provided, that atai may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedules so furnished.

§	Certain portions of this exhibit (indicated by “[***]”) have been redacted pursuant to Regulation S-K, Item 601(a)(6).

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
SIGNATURES
Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in     , on this    day of  , 2025.

ATAI LIFE SCIENCES LUXEMBOURG S.A.

By:
Srinivas Rao
Chief Executive Officer

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
POWER OF ATTORNEY
Each person whose signature appears below hereby constitutes and appoints Srinivas Rao and Ryan Barrett and each of them singly, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and as of the dates indicated.

Signature	Title	Date

	Chief Executive Officer and Executive Director (Principal Executive Officer)	, 2025
Srinivas Rao
	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	, 2025
Anne Johnson
	Director	, 2025
Christian Angermayer
	Director	, 2025
Scott Braunstein
	Director	, 2025
Laurent Fischer
	Director	, 2025
John Hoffman
	Director	, 2025
Sabrina Martucci Johnson
	Director	, 2025
Amir Kalali, M.D.
	Director	, 2025
Andrea Heslin Smiley